SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED REPORT

2004

2004 ANNUAL REPORT

HIGHLIGHTS

Consolidated Financial Data

Euro million	2004	y.o.y	2003	2002

Operating Revenues	6,023	4.3%	5,776	5,582
EBITDA	2,326	2.6%	2,268	2,230
Operating Income	1,369	4.2%	1,314	1,267
Net Income	500	108.2%	240	391
Net Income excluding Curtailment Costs	624	38.5%	451	427
Earnings per Share (Euro)	0.43	123.9%	0.19	0.31

Net Assets	12,963	(4.4%)	13,558	13,726
Net Debt	3,123	(2.9%)	3,216	4,037
Shareholder's Equity	2,705	(8.0%)	2,941	3,111
Share Capital	1,166	(7.0%)	1,254	1,254
Gearing (%)	48.7	1.4pp	47.3	53.1

EBITDA Margin (%)	38.6	(0.6pp)	39.3	39.9
Net Debt / EBITDA (x)	1.3	(0.1x)	1.4	1.8
EBITDA Cover (x)	11.5	0.2x	11.2	11.3

Capex	783	20.2%	652	776
Capex to Sales (%)	13.0	1.7pp	11.3	13.9
EBITDA minus Capex	1,543	(4.5%)	1,616	1,454
Financial Investments	309	(33.3%)	464	329
Operating Cash Flow	1,756	(7.2%)	1,893	1,225
Acquisition of Treasury Stock	495	152.8%	196	-
Dividends	267	32.8%	201	125

Employees	29,483	4,611	24,872	23,109
Domestic Market	15,107	(115)	15,222	16,893
International Markets	14,376	4,726	9,650	6,216

Financial Data by Business Segment

Euro million	Wireline		TMN		Vivo		PT Multimedia		Other

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Operating Revenues	2,124	2,138	1,444	1,347	1,503	1,362	729	683	223	246
EBITDA	902	907	747	690	496	509	192	135	(11)	27
EBITDA margin (%)	39.8	39.7	47.0	45.3	33.0	37.5	26.3	19.7	n.m.	n.m.
Capex	206	165	159	168	265	165	81	57	73	96
EBITDA minus Capex	696	742	588	521	232	344	111	77	(84)	(69)
Capex to Sales (%)	9.1	7.2	10.0	11.1	17.6	11.4	11.0	8.4	n.m.	n.m.

Operating Data

	2004	y.o.y	2003	2002

Customer Base ('000)
Wireline Accesses	4,368	3.4%	4,225	4,196
Mobile	31,596	23.7%	25,543	21,235
Pay-TV	1,553	7.7%	1,442	1,307
Broadband (Retail ADSL + Cable)	695	77.7%	391	184

Wireline
Main Lines ('000)	4,368	3.4%	4,225	4,196
PSTN/ISDN	3,948	(2.2%)	4,037	4,143
ADSL Wholesale	420	123.4%	188	53
ADSL Retail	380	136.2%	161	43
Net Additions (1) ('000)	144	397.2%	29	(109)
PSTN/ISDN	(88)	(17.1%)	(106)	(158)
ADSL Wholesale	232	71.4%	135	49
ADSL Retail	219	86.4%	118	40
Pricing Plans ('000)	947	148.1%	382	-
ARPU (Euro)	34.8	2.2%	34.1	35.1
Voice	31.3	(1.1%)	31.6	33.3
Data	3.5	44.1%	2.5	1.8

Total Traffic (10[6] min)	16,478	(9.7%)	18,255	20,065
Retail	7,250	(8.8%)	7,947	8,235
F2F Domestic	5,326	(8.8%)	5,841	6,479
F2M	918	(10.2%)	1,023	1,118
Wholesale	9,229	(10.5%)	10,308	11,830
Internet	3,151	(37.3%)	5,023	6,581

Call Completion Rate (%)	99.8	(0.1pp)	99.9	99.9
Faults per 100 Access Lines (no.)	9.7	(0.4pp)	10.1	10.2
Number of Leased Lines ('000)	16	(14.0%)	19	20

Employees (no.)	8,311	(764)	9,075	11,183
Fixed Lines per Employee	526	60	466	375

Domestic Mobile (TMN)
Active Customers ('000)	5,053	3.4%	4,887	4,426
Net Additions ('000)	167	(63.8%)	461	521
Total Churn (%)	27.7	4.2pp	23.5	25.3
MOU (min.)	121.0	(1.7%)	123.1	130.5
ARPU (Euro)	24.4	(3.4%)	25.2	27.1
Customer Bill	18.3	(0.8%)	18.4	19.0
Interconnection	6.1	(10.5%)	6.8	8.1
Data as % of Service Revenues (%)	10.0	1.4pp	8.6	7.4
SARC (Euro)	45.8	(20.1%)	57.3	65.0
CCPU (Euro)	11.2	(7.3%)	12.1	13.5
ARPU minus CCPU (Euro)	13.2	0.2%	13.1	13.6

(1)	Including ADSL Wholesale.

2004 ANNUAL REPORT

Euro million	2004	y.o.y	2003(1)	2002(1)

Brazilian Mobile (Vivo)
Active Customers ('000)	26,543	28.5%	20,656	16,809
Market Share in Areas of Operation (%)	50.9	(5.4pp)	56.2	60.8
Net Additions ('000)	5,887	53.0%	3,847	2,756
MOU (min.)	89.0	(11.7%)	100.7	105.8
ARPU (R$)	32.8	(16.8%)	39.4	40.9
SARC (R$)	152.8	25.3%	122.0	116.4
CCPU (R$)	18.5	(10.4%)	20.6	21.4
ARPU minus CCPU (R$)	14.3	(23.7%)	18.8	19.5

Multimedia (PT Multimedia)
Homes Passed ('000)	2,551	3.2%	2,472	2,390
Bi-directional ('000)	2,418	8.8%	2,221	2,048
Pay-TV Customers ('000)	1,553	7.7%	1,442	1,307
Cable	1,160	6.1%	1,094	1,017
DTH	393	12.9%	348	290
Pay-TV Net Additions ('000)	111	(17.2%)	134	147
Pay to Basic ratio (%)	55.6	(3.9pp)	59.5	53.3
Churn (%)	12.6	0.1pp	12.5	16.3
Cable Broadband Accesses ('000)	315	36.9%	230	140
Cable Broadband Net Additions ('000)	85	(5.5%)	90	78
Pay-TV Blended ARPU (Euro)	25.4	6.6%	23.8	21.5

(1) Pro forma information including TCO.

2004 IN BRIEF
  Explosive growth in broadband - PT’s aggressive push in broadband, which resulted in over 300,000 new broadband customers, made Portugal one of the fastest growing broadband markets in Europe and with one of highest penetrations.

  Wireline turnaround - The strong rollout of ADSL and new pricing plans, combined with continued cost rationalisation, resulted in a stabilisation of wireline EBITDA.

  Accelerated Growth in Brazil - Vivo consolidated its leading position in Brazilian mobile with 40% of the total market and over 50% in its areas of operation, amidst a strong acceleration in customer growth.

  Continued innovation in mobile - TMN was the first operator to launch videocalls on 3G in Portugal, while Vivo became the first 3G operator in Brazil with the launch of EV-DO.

  Profitable growth in multimedia - Continued top line growth, underpinned by customer and ARPU expansion in the Pay-TV business, combined with higher efficiency, resulted in an approximately 40% EBITDA margin in the Pay-TV business in the fourth quarter.

  Continued drive for efficiency - EBITDA margins of the domestic businesses improved in 2004 by 1.2pp, underpinned by the cost rationalisation efforts in place, of which the shared services initiative through PT Pro is a key element.

  Reinforcement of commitment to Brazil - PT increased its exposure to the Brazilian mobile market in 2004, through the investment of Euro 269 million in the rights issue of TCP and the partial tender offers of TSD, CRT and TBE .

  Focus on shareholder remuneration - PT increased dividends per share by 38% for 2003 to Euro 0.22 and executed a 10% share buyback . At the end of 2004, PT cancelled 7% of share capital that corresponds to treasury shares bought under the share buyback program. Subject to shareholder
2004 ANNUAL REPORT

approval, PT has committed to increase dividends per share by almost 60% for 2004 to Euro 0.35 and execute a new share buyback of 3%.

CHAIRMAN’S STATEMENT

Introduction
Portugal Telecom had, during 2004, a very positive performance, both operationally and financially. This performance was achieved in an adverse domestic economic setting and, moreover, in a difficult sector context, in Portugal as well as in Brazil.

With respect to performance, I would like to call your attention to the 108.2% increase in net income (totalling Euro 500 million) and the reinforcement of the consolidated revenues and EBITDA (increases of 4.3% and 2.6% respectively). These results strengthened PT while at the same time achieving two main goals: the continuance of a reference shareholder remuneration in the telecommunications sector and the reduction of net debt. In fact, in spite of having distributed Euro 763 million to the shareholders in 2004, PT reduced its net debt by Euro 93 million.

The results shown in this annual report demonstrate how important it is to define and adhere to PT’s ‘vision for the future’ that I mentioned in the 2003 report, which has materialised in the aspects of Performance, Role within Portugal, International Vocation and Human Resources. In fact, PT has now a clear common line of action, which guides its entire strategy and activity, and that has allowed it to pursue, with success and despite the challenging environment, its competitive, operational and financial goals.

Moreover, Portugal Telecom, aware that evolutions and discontinuities, as well as new opportunities and threats, are a permanent reality in the telecommunications sector, continues to consider its ‘vision for the future’ as a systematic process of prospective analysis and planning, self-renovating it in light of the results of its own performance and the changes in its surroundings.

As for 2004, I wish to highlight and approach in more detail, on account of their increasing relevance and the progress achieved in the past year, four themes: Governance, Strategic Management, Internationalisation and Culture.

Corporate Governance

2004 ANNUAL REPORT

In the terms of Corporate Governance, Portugal Telecom consolidated its model, having achieved important advancements in the past year. PT is currently a reference in terms of corporate governance among Portuguese companies.

I would also like to highlight on this point our fulfilment of the Sarbanes-Oxley requirements - arising from our listing in the New York Stock Exchange - that resulted in the approval of the code of ethics for Financial Officers, drawn up by the Governance Committee, which I preside.

PT’s achievements in terms of corporate governance result in a reference framework for the internal operation of the group, which consequently leads to the recognition by the financial markets of PT’s commitment to the highest ethical and professional practices.

Strategic Management
At the level of strategic management and as a result of the efforts undertaken in 2004, PT has at the present time an internal formal cycle for planning and control, with fully systematised components and timings.

This formal cycle is composed of a multi-year strategic plan, reviewed and updated on an annual basis by operational programmes, a timely approved annual budget, and systematic control and backing which guarantee its fulfilment. From this point of view, 2004 was key, since, on top of optimising ongoing processes, there is now an internal setup which is able to respond in a swift and structured manner to the oncoming developments of the group and its surroundings.

It also seems essential to recall the question of technologies, central to the strategy of PT, which today, more than ever, is prepared to face the challenges and opportunities brought on by increasingly fast cycles of innovation and the higher degree of uncertainty thereof. The Group presently has a clear strategic vision of its technological route and, what is more important, of the stance it must adopt in the distinct scenarios of technological evolution which may occur on a short or medium time frame.

I would also like to restate the permanent strategic commitment of Portugal Telecom towards innovation, promoting the adoption of advanced solutions in the markets it operates in, and producing up-to-

date examples of success, from which I would like to highlight the use of mobile telecommunications services and broadband Internet.

Internationalisation
In relation to international operations, which hold a growing importance in the PT’s activity, Brazil naturally stands out, where Vivo, already with approximately 26.5 million clients, continues to affirm itself, in an intensely competitive context, as the major mobile operator in its fields of operation, securing its position as the biggest mobile operator in Latin America. I would also like to point out, due to the level of progress achieved, the very positive evolution in Angola, marked by the development of the mobile operation of Unitel, which has reached approximately half a million clients; and in Timor, where the investment in advanced infrastructures for telecommunications represents a critical platform for the country’s economic development.

Also noteworthy on behalf of their structuring character are the establishment of a conceptual framework for the Group’s internationalisation and the creation of PT Investimentos Internacionais. On account of this, the current operations should be regarded as progressive steps within a long term process towards the Group’s internationalisation, which will entail the intensification and complementing of the current strategic network of participations.

In effect, international investments will most likely turn out to be one of the most powerful factors in the dynamics and consistent affirmation of the Group in its global and regional context, contributing towards the reinforcement of Portugal’s role as a link between Europe, Latin America and Africa.

Group Culture
During 2004, we continued to reinforce the corporate culture bases of Portugal Telecom so as to - integrating its legacy from the past and understanding its present reality - exploit its contribution towards the Group’s strategic potential for the future.

This issue has deserved special attention from my part, and will continue to do so, as it has clearly shown to be instrumental in drawing out and expressing the potential for knowledge, awareness, and action held within the Group.

2004 ANNUAL REPORT

Conclusion
In the year of 2005, we must continue to take new concrete steps within the bounds of these four themes. The holding of an Employee Congress will not only constitute a landmark for the 2004-2006 period, but also represent the launching of a process of broad and structured reflection. In this forum, questions pertaining to PT’s corporate culture, its operational capabilities and strategic potential, among other issues, will be approached, so as to provide, ‘as a whole’, an answer to the challenges that will arise in the future.

In brief, Portugal Telecom, which I am proud to preside, has come to fulfil, in a successful and consistent manner, its strategic vision for the future, based on a presently solid position, capable of assuring high levels of security and returns to its Shareholders, satisfaction of its Customers’ needs, and of mobilisation to its Employees, as well as reinforcing the Group’s projection, certainly in Portugal, but, also, in the other economies in which it operates.

Ernâni Rodrigues Lopes
Chairman of the Board of Directors

CEO MESSAGE

2004 was another year of sound performance for Portugal Telecom. Solid execution throughout the year supported a strong generation of operating cash flow, which totalled Euro 1.8 billion. Summarising this past year, I would emphasise four key themes:

  Strong operational and financial performance;
  Significant growth across all businesses, both domestically and abroad;
  Ongoing effort to improve efficiency in the business; and
  Sector leadership in shareholder remuneration policy.

Shareholder remuneration policy
Portugal Telecom shareholders earned a total shareholder return in 2004 of 17%, which is above the return provided by the European telecommunications sector and the Portuguese market. During 2004, we executed the 10% share buyback announced in the previous year and paid dividends in the amount of Euro 0.22 per share. Given the strength and visibility of the cash flow generated by the company, we announced in the second half of the year a proposal to increase dividends for 2004 by almost 60%, to Euro 0.35 per share, and to reinforce the remuneration policy with an additional share buyback of 3%, to be executed until the end of 2005, depending on market conditions. We remained committed to a policy of progressive dividends in the future.

Strong customer growth
We continued to experience significant customer growth in our business in 2004, with emphasis on broadband, mobile and Pay-TV.

Our strategy of aggressively rolling out broadband in Portugal is proving to be a huge success for PT and the country in general, which registered one of the highest growth rates in broadband in Europe. We launched several new services throughout the year that resulted in an unrivalled broad and innovative product offering. Retail broadband customers for the group reached almost 700 thousand, which represented a growth of almost 80%. We believe that the aggressive target of one million broadband customers by the end of 2005 is within our reach.

Mobile was another important engine for growth in 2004. Brazil was the main contributor to customer growth, given the level of penetration

2004 ANNUAL REPORT

and competitive intensity of the market. During 2004, we consolidated our leading position in the market, reaching a total of 26.5 million customers, which represented a growth rate of almost 30%. We believe that the Brazilian mobile market should continue to offer an important growth avenue for PT. Despite the already high penetration rate in Portugal, the market continued to grow in 2004. It gave us a great sense of achievement to reach the 5 million customer mark at the end of the year, which allowed us to clearly reinforce our position of leadership.

The Pay-TV business also continued to grow at a healthy pace. Net additions totalled 111 thousand in 2004, bringing our total customer base to 1.6 million. We continue to believe that Pay-TV services in Portugal still offer a significant growth opportunity. We see a potential market for an additional one million customers over the medium term, which could translate into 100 to 150 thousand net additions per annum for PT. The Pay-TV business is expected to remain an important growth lever for the group.

Continued focus on customer needs
As I have said in the past, this performance could not have been achieved without an absolute focus on customer needs.

In Portugal, we continued to develop our offer of voice, video and data services further. The launch of one of the first prepaid broadband services in Europe, allied to the revamping of our two broadband brands, was central to underpin growth by entering new segments of the market. Also as a means of improving the price perception and value of fixed voice in Portugal, we launched three new pricing plan families, which had a significant take-up and should contribute towards greater retention. In terms of video, we continued to expand and to improve the quality of the offer. The repositioning of the Pay-TV brand during the year, towards a more sophisticated and hi-tech service, was also an important achievement.

In terms of mobile, Portugal saw the launch of 3G services by all three operators, with PT being the first to offer a service of videocalls. Euro 2004 provided an excellent opportunity to explore the potential of 3G from a marketing and service application point of view. Leveraging on exclusive content, a large number of services were launched that began to unveil the great potential of 3G for multimedia services. In Brazil, the rollout of 1xRTT and the launch of 3G data services in certain key regions, using EV-DO, supported a continual launch of new services aimed at providing the best possible mobility experience, such as location-based services, virtual games and video-streaming, among others.

Improving operational efficiency
Our ongoing effort to run the business more efficiently resulted in important gains in 2004. Margins of the domestic businesses expanded across the board, with the reduction in Brazil being essentially linked to strong customer growth. Operating margins before commercial costs in Brazil actually expanded on the back of greater scale and synergies across the group. Structural initiatives, such as the shared services, through PT PRO, and centralised purchasing platform, are starting to produce savings at group level. In fact, the restructuring of business processes currently being undertaken is underpinning further staff reduction programmes in Portugal that is resulting in greater operating efficiency.

Solid execution
The challenges in 2004 were many, but I believe that we managed to deliver a solid execution across all business units, of which I highlight:

  The turnaround of the wireline division, with a stabilisation EBITDA;
  The reaching of aggressive margin targets in Pay-TV, in line with industry best practices;
  The fulfilment of demanding broadband growth targets;
  The continued growth in domestic mobile, supported on strong operational improvements;
  The consolidation of a clear leadership position in Brazilian mobile.

Managing the business responsibly
Portugal Telecom recognises the responsibility it has for all its stakeholders, and commits to the highest standards of business integrity and corporate governance, understanding the important impact it has on society, the environment and the economy in general. Throughout 2004, we worked hard on becoming Sarbanes-Oxley compliant and made important progress in terms of managing the business with an ever increasing focus on sustainability.

2004 ANNUAL REPORT

The Executive Committee and I would like to end with a word of gratitude to our customers for choosing Portugal Telecom. We would equally like to thank all our employees for their dedication and professionalism, our suppliers for their support, and, of course, our shareholders for their trust and confidence.

Miguel Horta e Costa
Chief Executive Officer

CAPITAL MARKET

Shareholder Remuneration

Shareholder return, giving preference to a progressive increase in dividends, continues to be a top priority to PT. PT’s solid financial position allowed for around Euro 1 billion being returned to shareholders in 2004, through a combination of the share buyback programme and an improved dividend payout.

Progressive increase in dividends
PT distributed Euro 0.10 per share in 2002, Euro 0.16 per share in 2003, and Euro 0.22 per share in 2004, an increase of 38% on the previous year. In 2005, the dividend per share for the year ended 31 December 2004 increases almost 60% over last year to Euro 0.35.

Euro 1 billion to the shareholders in 2004
The 10% share buyback programme announced in September 2003 clearly positioned PT as a leading European telecom operator when it comes to shareholder remuneration. In 2004, PT returned approximately Euro 1 billion to its shareholders, through dividends and the share buyback programme.

2004 ANNUAL REPORT

Under the 10% share buyback programme, the company was authorised by its General Meeting on 2 April 2004 to acquire up to 10% of its share capital. Under this programme, PT acquired a total of 59,155,441 treasury shares at an average price of Euro 8.13 per share. On 28 December 2004, PT reduced its share capital by 7% from Euro 1,254,285,000 to Euro 1,166,485,050, through the cancellation of 87,799,950 treasury shares, equivalent to 7% of share capital. In addition, as at the date of this report, PT had entered into equity swap contracts under the terms of which it has the option to acquire additional PT shares, equivalent to 3.0% of its previous share capital, at an average price of Euro 9.05 per share. Overall, the average price for the PT shares bought under the 10% share buyback programme was Euro 8.22 per share.

Buyback continues
Reinforcing its commitment to continue delivering compelling returns to its shareholders, PT announced in September 2004 that its management will propose a further share buyback of up to 3% of its share capital (considering the cancellation of the treasury shares acquired under the current 10% share buyback programme), which, subject to market conditions and to PT’s financial condition, should be completed by the end of 2005.

2004 ANNUAL REPORT

Shares Performance

PT outperformed the market
PT shares outperformed both the DJ Stoxx Telecom and the Euronext PSI 20 indices in 2004, by 2.1pp and 1.4pp respectively, increasing 14.0% on the beginning of the year to close at Euro 9.10. This performance was even more impressive given PSI 20 for 2004 positioned as the third best performing among the major equity markets.

Among the major financial markets, the Bovespa registered the best performance in 2004 (+17.8%), followed by the IBEX (+17.4%) and the PSI20 (+12.6%) .

PT continues to be the most heavily traded company in Portugal
PT continues to be the domestic market leader in terms of liquidity and market capitalisation. Around 1,173 million PT shares were traded in 2004, equivalent to a daily average of 4.5 million, with the trading volume accounting for approximately 40% of the total trading volume of Euronext Lisbon. PT represented 19.3% of the PSI20 index at the end of 2004, being the highest weight of the Portuguese major index. With approximately Euro 11 billion, PT is also the largest company in terms of market capitalisation in Portugal.

2004 ANNUAL REPORT

ADRs (NYSE) increased by 23% y.o.y in 2004
In 2004, PT’s ADRs increased by 22.9%, closing the year at US$ 12.31. An average of approximately 110 thousand PT ADRs were traded daily in 2004 on the New York Stock Exchange. The number of ADRs outstanding at the end of 2004 was 61.9 million, of which 66% were owned by international qualified shareholders. PT’s ADR programme continues to be one of the most active among European telecom operators. In 2004, PT ranked second in terms of ADRs outstanding as a percentage of total free float, with more than 7%.

Bonds Performance

Rating

During 2004, PT has maintained an A- credit rating from Standard & Poor’s and an A3 rating from Moody’s, which corresponds to one of the strongest and stable ratings in the sector.

The key credit strength of PT is based on the capability to generate, on a sustainable basis, a strong operating free cash flow, as a result of strong and leading market positions in both fixed and mobile businesses in Portugal and in mobile business in Brazil, as well as the implementation of continued cost cutting initiatives. In addition, despite the initiatives to increase the return to shareholders, PT maintains a strong liquidity position, due to its high level of cash, its debt profile and the additional flexibility provided by its standby lines.

2004 ANNUAL REPORT

The telecom companies have continued their effort to reduce debt, which improved the overall credit quality for the sector, with most of the companies’ ratings between BBB+ and A, according to Standard & Poor’s methodology. Last year, Deutsche Telekom, France Telecom and KPN were the ones that have experienced improvements in their rating quality.

Market Conditions

In 2004, the decrease of interest rates and the spread tightening led to the general increase of the 2009 Eurobonds price. Regarding the 2006 Eurobonds, despite the slight decrease of interest rates and the spread tightening, the price has gradually fallen during 2004, becoming closer to pair, as these Eurobonds are now close to maturity. The liquidity of the Floating Rate Notes has decreased hugely since the first half of 2004 as they become closer to maturity (February 2005), making the spread performance irrelevant.

During the last quarter of 2004, PT has cancelled Eurobonds in the total amount of Euro 236 million, as follows: Euro 121 million of its Eurobonds maturing in 2009; Euro 101 million of its Eurobonds maturing in 2006 and Euro 15 million of its Floating Rate Notes maturing in 2005. The Eurobonds had been bought back in the secondary market in 2002 and 2003 for a total amount of Euro 230 million.

The performance of PT’s Exchangeable Bonds in 2004 was determined mainly by the share price performance and its volatility and, to a lesser extent, by interest rates in the relevant maturities. The increase of PT shares price has led to a general increase of the Exchangeable Bonds price, despite the decrease of the share price volatility. The Exchangeable Bonds issued in 1999 with the initial amount of Euro 509 million matured on 7 June 2004. This was the main factor determining the performance of these Exchangeable Bonds during the period just before their maturity.

2004 ANNUAL REPORT

During the last quarter of 2004, PT has cancelled 10,000 Exchangeable Bonds maturing in 2006 in the amount of Euro 50 million, which had been bought back in the secondary market in 2004 for a total amount of Euro 49.9 million.

Main Shareholders

PT has a diversified shareholder base
Almost three quarters of PT’s share capital is held by foreign shareholders, divided mainly among US and Europe, with the US representing almost a third of the outstanding capital.

The largest investors are BES Group and Telefónica, one of the biggest telecom operators in the world and PT’s partner in the Vivo joint venture in Brazil. Additionally, PT has as shareholders the Caixa Geral de Depósitos Group, the BPI Group, Cinveste, Telexpress, as well as large institutional shareholders, like Brandes, Capital and Fidelity. As of 31 December 2004, qualified holdings in PT’s share capital were as follows:

Institution	No. of Shares	% of Capital

Telefónica	113,085,650	9.7%
Banco Espírito Santo Group	107,593,232	9.2%
Brandes Investment Partners	83,572,177	7.2%
Capital Group Companies	63,193,870	5.4%
Caixa Geral de Depósitos Group	57,875,682	5.0%
Banco Português de Investimento Group	28,741,615	2.5%
Cinveste	28,338,141	2.4%
Fidelity Group	23,592,185	2.0%
Telexpress *	23,000,000	2.0%

* Holding pursuant to the terms of Article 447 of the Portuguese Commercial Companies Code.

2004 ANNUAL REPORT

Investor Relations Activities

PT has a policy of providing its shareholders and other members of the international financial community with clear, transparent, two-way communications on a regular basis.

Investor Relations (IR) programme
PT’s senior management and IR team stepped up their investor relations activities in 2004. The company participated in several investor events including investor ‘roadshows’, analyst and investor presentations, one-on-one meetings and conference calls, as well as appropriate investor conferences in Europe and in the US.

In 2004, PT held a total of approximately 380 contacts with analysts and investors. 220 of these contacts were one-on-one meetings hosted during roadshows and 90 were at investor conferences, while the remaining 70 were at PT’s offices through one-on-one meetings and conference-calls.

During the year, PT held four roadshows in Europe and the US, of which the two most significant were held in March 2004, after the announcement of the full year results, and in October 2004 after the announcement of the first half results. The first roadshow covered 8 cities in 6 countries, while the second involved meetings with investors in 13 cities in 10 countries.

PT hosted two presentations to the financial community in Lisbon to present and discuss the company’s group and divisional strategy and prospects. The presentations, hosted by a range of PT’s senior management, included a profound discussion over several other issues including regulation, pensions funds, corporate governance and shared services.

IR Awards
The domestic and international financial community continues to recognise PT as a leader in terms of investor relations. This was recognised domestically by the awards PT received in July in the 2004 Investor Relations Awards, promoted by Deloitte, Semanário Económico and Diário Económico, namely:

  Best Global Investor Relations Programme - PSI20

  Best Usage of Technology in terms of Investor Relations
  Annual Report (non-financial sector) - Honourable Mention

Internationally, PT won 2 major prizes at the IR Magazine Eurozone Awards, which is widely recognised as the leading international IR awards event:

  Grand Prix for Best Overall Investor Relations
  Best Use of the Internet for Investor Relations
CORPORATE GOVERNANCE

Recent Evolution

The PT Group has, over the last few years, been assuming as one of the main concerns the creation of a structure of Corporate Governance in line with the best international and national practices, providing an answer to the needs of transparency and quality of internal practices and of the information disclosed to investors, to the financial markets an the supervision authorities.

During 2004, the measures taken for such purpose by PT’s Board of Directors in the previous two years were consolidated and developed, namely:

  Redefine the Audit Committee’s tasks;
  Identify the adequate profile for the members of the Audit Committee, in view of what is provided in the Sarbanes-Oxley Act;
  Define the relationship between the Audit Committee and the Supervisory Board, in view of what is provided in the Portuguese Law and in the Sarbanes-Oxley Act;
  Define measures to be taken by the Group at the internal control system level.

Additionally, in 2002, the Governance Committee and the Strategy Committee were created and the adoption and disclosure of Code of Ethics of the PT Group was resolved, which assembled and clarified the rules of conduct and the values that shall guide all employees of the PT Group.

Also within the context of the new model of corporate governance in 2003 the new articles of association and operation rules of the Audit

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Committee were approved, in accordance with the rules of the NYSE, applicable to the PT Group from 2005. In addition, rules were established on the pre-approval of services barred to external auditors, in accordance with the rules issued by the Securities and Exchange Commission (SEC), in order to ensure the necessary independence of the external auditors.

Already in 2004, the referred Audit Committee consulted and hired external auditors for the years 2004 and 2005, and followed the development and execution of the Internal Control Programme in progress, in addition to its ordinary supervision activities of the Auditing functions.

The year 2004 was also the year of the restructuring of the Corporate Governance Committee now called Governance Committee, as well as of the definition and establishment by such entity of the Code of Ethics for Financial Offers, reinforcing the code of Ethics, existing since 2002, as regards the particularities inherent to the functions of preparation and information disclosure to the market.

In the Corporate Governance report, attached to this document, a detailed analysis is made of the PT Group’s corporate governance, in accordance with the established in CMVM’s Regulation no. 7/2001.

The creation of a Sustainability Committee aiming to ensure that the business sustainability is integrating and coherent with the Group’s strategy is under study.

At last, the creation of a Stakeholders’ Board through a redefinition of the scope and responsibilities of the Advisory Board is also under analysis.

STRUCTURE AND MANAGEMENT

PT Group is now structured by business areas which correspond to 5 large core areas: Wireline Business in Portugal, Mobile Business in Portugal (TMN), Multimedia Business (PT Multimedia), International Business, which includes Vivo (the joint-venture with Telefónica Móviles for the mobile business in Brazil) and, finally, Instrumental Companies. The Business Units are coordinated by the holding of the Group, led by its Executive Committee, with the support of the Corporate Centre. The subsidiaries companies’ reporting is functional, not based on hierarchy and, therefore, effective articulation becomes possible.

Instrumental companies are oriented towards processes that are transversal to the PT Group: companies from the Group working for the Group.

PT, the holding of the PT Group, is responsible for the definition of policies and for the normalisation and harmonization of procedures, in order to ensure the implementation of the strategic guidelines defined by the management bodies.

Thus, every business area works in accordance with principles of management autonomy, guided by a common policy, under the coordination of a System of Corporate Planning and Control.

The Corporate Centre responsibilities aim to represent the functional needs of the PT Group and of its participated companies.

STATUTORY BODIES

GENERAL MEETING
Composition and operating rules
The General Meeting is constituted by the shareholders with voting rights, the meeting occurs once a year or whenever required to the General Meeting Chairman by the Board of Directors, the Supervisory Board or by Shareholders representing at least 5% of the share capital.

At present, the board of PT’s General Meeting, elected on 4 April 2003 for a period of three years, has the following composition:

  Armando Marques Guedes (Chairman)
  Miguel Galvão Teles (Vice-President)
  Luís Sousa de Macedo (Secretary)
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Participation and exercise of the right to vote
Every shareholder with the right to vote, a vote corresponding to every Euro 500 of capital (e.g. to every 500 shares, at present) can participate in the General Meeting. The holders of American Depositary Shares (ADSs), each ADS representing a common share, are entitled to the same rights as the holders of common shares. These rights shall be exercised through their respective representative.

Proposals to be submitted by the Board of Directors to the General Meeting as well as the reports that should legally accompany them and further preparatory information are made available to the shareholders in the company's registered offices at least 15 days prior to the meeting. Its contents are also disclosed in PT website.

In order to facilitate the access to those documents, especially to foreign shareholders, the Investor Relations Office, when requested, shall send such information by mail, fax or e-mail.

There are no restrictions whatsoever regarding the vote by correspondence, which may fall on all legally foreseen matters.

The result of the resolutions of the General Meeting is made public by the PT through its website, as well as through the Investor Relations Office.

Main responsibilities of the General Meeting
The responsibilities of the General Meeting are established in the Articles of Association of Portugal Telecom.

Resolutions of the 2004 General Annual Meeting
The resolutions of the 2004 General Meeting are available at the Company’s website.

REMUNERATION COMMITTEE
The Shareholders General Meeting resolved to delegate on a Remuneration Committee the responsibility for the determination of the remuneration of the the members of the corporate bodies. The Remuneration Committee is composed by the following members:

  Armando Marques Guedes
  Augusto Athayde D’Albergaria; e
  João Mello Franco

SUPERVISORY BOARD
Portugal Telecom has a Supervisory Board composed by the following elements:

  Pedro Matos Silva (Chairman)
  Gonçalo vaz Botelho (Member)
  Ascenção, Gomes, Cruz & Associado, represented by Mário Gomes
  José Vieira dos Reis (reserve Member)

Powers and Responsibilities
Proceed to the supervisory of the company, in the terms of the Portuguese Code of Commercial Companies.

BOARD OF DIRECTORS
Powers and Responsibilities
The Board of Directors is responsible for the global leadership of the PT Group and for its strategic guidelines, as well as for the management (through the Executive Committee) and the supervision functions, being also its responsibility to ensure the balance between mid and long-term goals and short term goals, in the pursuit of the interests of the company and of its shareholders.

The main responsibilities of the Board of Directors are established in PT Articles of Association.

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Composition and operating rules
PT's Board of Directors is comprised of an uneven number of members, between 15 and 23, elected by the shareholders in a general meeting by a majority of the issued votes, with a term of three years.

Any shareholder, regardless of the capital held, may individually submit proposals for election of the Board of Directors.

On the other hand, and in accordance with the articles of association, a minimum of shareholders representing at least 10% of the share capital, having voted against in the election of the Board of Directors, may appoint a member of the administration body.

The Board of Directors meetings are called by the Chairman, or in extraordinary cases, by two Directors or by the Supervisory Board. Board Members have equal voting rights and all resolutions of the Board of Directors are adopted based on a majority of votes. The Chairman is entitled to a casting vote, should parity occur.

The composition of the Board of Directors of PT is available at its website and the Directors’ CV’s are presented in the attached Corporate Governance Report.

Delimitation of responsibilities between the Board of Directors and the Executive Committee
In order to better ensure the performance of its functions, PT’s Board of Directors created an Executive Committee, delegating in it functions of daily management, and maintaining the supervision and control functions.

The Chief Executive Officer is the leader of the Group’s management team. Thus, the CEO is responsible for the operational management of the Group. On the other hand, the Chairman of the Board of Directors, in accordance with the law and the articles of association, has namely to:

  Coordinate the activity of the Board of Directors and distribute matters among Directors, whenever required by management conveniences;
  Watch over the correct implementation of the resolutions of the Board of Directors;
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  Watch over the correct exercise of the Board of Directors’ functions of surveillance and control of the Executive Committee’s activity.

Remuneration of the Directors
The Remuneration Committee is, by shareholders’ delegation, the Statutory Body responsible for the establishment of the remuneration policy of the Directors and for the definition of the remuneration of the Board of Directors. This Committee is directly elected by shareholders, and is mostly composed by independent personalities. None of the Executive Directors are members of this committee, and they exercise no influence in the process of setting remuneration. The Remuneration Committee may use external specialized consultants.

The variable remunerations attributed to the Chairman of the Board of Directors and to the members of the Executive Committee do not include any attribution plans of share acquisition options. The remaining non-executive Directors do not receive any variable remuneration.

The fixed and variable remunerations ascribed to PT’s Directors in 2004 are disclosed in the attached Corporate Governance Report.

EXECUTIVE COMMITTEE
Responsibilities
Under the terms of the articles of association and in harmony with the established in commercial law, PT daily management belongs to an Executive Committee, comprised of 5 or 7 Directors. Members have equal voting rights and all resolutions of the Executive Committee require a majority of votes. The Chairman is entitled to a casting vote, should parity occur. The Executive Committee meets once a week.

Composition and operating rules
The Executive Committee sets the dates and frequency of its ordinary meetings. Extraordinary meetings can take place when called by the CEO, by two members of the Executive Committee or by the -Supervisory Board. The Executive Committee may not operate without the presence of the majority of its acting members, which can be ensured through vote by correspondence or by proxy.

To the CEO is due the coordination of the Executive Committee activities and distribute matters by other members, to call and chair the Executive Committee’s meetings and to assure the execution of the adopted resolutions.

The Executive Committee is comprised of the following directors:

Chairman:	Miguel Horta and Costa
Officers:	Zeinal Bava
Carlos Vasconcellos Cruz
Iriarte Esteves
Paulo Fernandes

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The following organization chart shows the allotment of responsibilities to the members of the Executive Committee:

CORPORATE BODIES SUPPORTING THE EXECUTIVE COMMITTEE
Advisory Board
The Advisory Board analyses, in conjunction with the Executive Committee, areas of special importance for PT, namely matters regarding regulation and competition, international investments, mergers, acquisitions and alienations. The Advisory Board is chaired by Estanislau Mata Costa and further includes the following personalities; Manuel Pinto Barbosa, Diogo Lucena, Aníbal Santos, José Manuel Neves Adelino, José Manuel tribolet, João Confraria, Luís Todo Bom and Luís Nazaré.

Disclosure Committee
In order to provide support to the Executive Committee in the process of disclosure of information to the markets, the Disclosure Committee has been constituted. This committee has the purpose of ensuring the quality and reliability of the information disclosed to the financial markets and ensuring the fulfilment of all the national and international regulatory requirements relating to this matter. It is therefore the responsibility of this committee to approve and execute the procedures and controls necessary to ensure that the disclosure of information by Portugal Telecom to the shareholders and investors (i) fulfils the applicable laws and regulations, (ii) is accurate, complete and timely and (iii) represents with reliability the financial condition and the results of the Group’s operations in all aspects that are materially relevant to the adequate knowledge of it’s financial condition and performance.

The disclosure procedures and controls referred above are fully described in the attached Corporate Governance Report.

OTHER COMMITTEES OF THE BOARD OF DIRECTORS
Name	Functions	Members	Meetings frequency
Governance Committee	To study, revise and evaluate the corporate governance principles applicable to the PT Group, namely regarding the Directors’ responsibilities, the relations between Directors and Shareholders, relations with the Stakeholders and the general evaluation of the government terms of the Group in the performance of the Board of Directors and its Committees.
To advise and propose to the Board of Directors the adoption and revision of the governance model of the holding of the Group, namely regarding internal rules and procedures related to corporate governance principles and practices, its articulation and relation with the management structure, the Shareholders, the other Stakeholders and the market, the prevention of conflicts of interest and the information discipline.
	To supervise and apply the Code of Ethics of the Pt Group, following its implementation and, when necessary or convenient, interpreting its rules and integrating the cases not provided for, as well as issuing opinions on the matters referred in the preceding and other similar matters, when demanded by the Board of Directors.	Ernâni Rodrigues Lopes (Chairman); Miguel Horta e Costa; João Mello Franco; Henrique Granadeiro; Jorge Tomé; Jorge Bleck; Carlos Blanco de Moraes.	Quarterly or whenever called by the Chairman
Audit Committee	To assist the Board of Directors and the Executive Committee in (1) supervising the quality and integrity of the financial information in the financial reporting documents, (2) evaluating the External Auditors’ independence and capability, (3) assessing the quality, integrity and efficiency of the internal control system, (4) evaluating the external auditors’ and the Internal Audit Department’s performance and (5) evaluating the compliance with legal provisions and regulations, as well as recommendations and guidelines issued by the relevant authorities. Ensuring the definition and/ or implementation of policies aiming at compliance with national and international laws and regulations to which PT is bound.	João Mello Franco (Chairman); Nuno Silvério Marques; Thomaz Paes de Vasconcellos.	At least once every two months, and whenever necessary
Strategy Committee	To debate, analyse and present recommendations on the Group’s Strategic Plan. To deem the impact and efficiency of the Strategic Plan and the great strategic decisions made, suggesting possible adjustments. To study and prepare for further discussion at a meeting of the Board of Directors, issues suggested by the Chairman and/or the CEO, related with strategic topics that may arise during the year. Carlos Vasconcellos Cruz;	Ernâni Rodrigues Lopes (Chairman);
Miguel Horta e Costa;
Zeinal Bava;
Iriarte Esteves;
Paulo Fernandes;
Joaquim Goes;
Carlos Oliveira Cruz;
 Fernando Ulrich;
António Viana Baptista;
Luís Champalimaud;
Patrick Monteiro de Barros.
Quarterly

SHAREHOLDERS

Shareholders Structure
The shareholders structure of PT is disclosed in the Capital Markets Chapter, as well as in the attached Corporate Governance Report.

Relationship With Shareholders
As established by commercial law, general meetings must be given a 30 days notice both in the official journal and in the daily press. The notice shall be posted in PT website. The contents of all proposals to be submitted by the administrative body shall be made available to the shareholders at least 15 days before the meeting. They will also be made available in PT website.

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Class A shares, held in full by the Portuguese State, grant veto power in certain matters, which however is limited and essentially of a protective nature, as described in the attached Corporate Governance Report.

PT has a clear dividend policy which is explained in the articles of association in terms of a minimum percentage, and which is publicly announced in advance by the Board of Directors.

DIVIDENDS DISTRIBUTION POLICY AND SHARE BUYBACK PROGRAMME

Dividend distribution
The Board of Directors of PT has a dividends distribution policy that takes into consideration business opportunities of the PT Group, investors’ expectations and financing needs through equity, as well as the opportunity cost of capital.

Share Buyback Programme
It has been approved at the 2004 Annual General Meeting a share buyback programme, whose execution comprises the acquisition of own shares representing up to 10% of PT’s share capital. This program is presently in the stage of conclusion, its structure preserving and respecting a neutrality principle, not only in what concerns any interference in the shareholding composition but also regarding price conditions impact and market operation rules.

RISK MANAGEMENT

Risk management is ensured by PT based on the identification and prior establishment of critical risks in terms of priorities, being developed after worth, risk management strategies and implemented controls as deemed adequate to reduce risk to an acceptable level.

Bearing in mind that the business risk's management is the responsibility of all personnel, PT has been developing methodologies aiming to create a risk-awareness culture, which establishes a common language to identify, define priorities, assess and control the critical business risks.

Main risk factors inherent to the business of the PT Group

The main risk factors inherent to the business of the PT Group are described in detail in the attached Corporate Governance Report, among which:

  Regulation;
  Competition;
  Technological evolution;
  Strategic partnerships;
  Retaining talents;
  Financial markets.

Internal Control
Aiming to satisfy the regulation demands PT is subject to - both domestic and internationally - PT has developed an Internal Control project, coordinated by the Report and Consolidation Directorate, aiming essentially to guarantee the conformance with objectives, policies and established procedures, guarantee the reliability of financial data, minimise fraud and ensure that the identified critical risks are controlled and reduced to an acceptable level.

The PT Group owns resources, namely a Directorate of corporate Internal Audit, which ensures the supervision of the execution of the defined control policies and procedures.

TRANSPARENCY

Ethics
The Code of Ethics is binding to all personnel, in order to guarantee a group of ethical conducts valid for all companies of the Group, its update and implementation being permanently checked by the Governance Committee. The complete text of the Code of Ethics of the Group Portugal Telecom is available for consultation at the company's official website (www.telecom.pt) and can also be made available through the Investor Relations Office.

In 2004, the Board also approved the Code of Ethics for Financial Officers, highlighting the importance of specific ethic rules applicable to all employees that are, directly or indirectly, involved in the preparation, analysis and reporting of financial statements, press releases or any other information to disclose to the market related with any entities within the PT Group.

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Directors Independence
According to the independence criteria established by the CMVM, the Directors of PT can be generally considered to be independent, as analysed in greater detail in the attached Corporate Governance Report.

External Auditors
In order to safeguard independence of independent auditors, the Audit Committee, in accordance with its articles of association, is responsible for appointing and hiring independent auditors, terminating their functions and pre-approving any services to be contracted to external auditors. Moreover, the Audit Committee is responsible for the evaluation of external auditors’ independence and performance. The remunerations of the external auditors of the PT Group are disclosed in the attached Corporate Governance Report.

Investor Relations

The Investor Relations Office was created in March 1995, with the goal of ensuring adequate relations with shareholders, investors and analysts, as well as with financial markets in general, and in particular, with the Stock Exchanges where PT’s shares are listed and their respective supervising authorities (CMVM and SEC).

The activities performed by the investor relations are described in the preceding Capital Markets Chapter.

PT publishes annually the Report and Accounts, which includes detailed information about the company and is prepared according to the company’s and capital market applicable. Additionally, it is prepared a half-year Report an Accounts, containing synthetic information about the activity of the Group in the semester, and are prepared press-releases, disclosing to the market quarterly financial information.

The investor relations publish immediately information concerning relevant facts occurred in connection with its activity or securities which is made available to Shareholders through the website (www.telecom.pt). The shareholders may get the Reports and Accounts and Press-releases through PT website.

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BUSINESS PERFORMANCE

Macro Economic Environment

International Economic Situation

The Global economy expanded significantly in 2004, underpinned by the strength of the US economy and the acceleration of the emerging market economies. Global GDP grew by 5% in real terms, up from 3.9% in 2003.

Global economic activity accelerated despite the strong increase in commodity prices, namely oil, which rose from USD 31 to USD 41.5 at the end of 2004, reflecting the climate of uncertainty in the Middle East. In the US, the evolution of energy prices and internal demand resulted in a moderate but sustained increase in inflation, which drove the Federal Reserve to raise the reference interest rate by 125bp to 2.25% . The European Central Bank, on the other hand, decided to maintain during 2004 the reference refinance rate unchanged at 2%, as the inflation pressures in Europe remained under control.

GDP in the US is estimated to have grown by 4.4% in real terms in 2004, up from 3% in 2003. In spite of the increase in interest rates, households and corporations continued to benefit from extremely favourable conditions for consumption and investment, with both consumer and corporate confidence rising throughout the year. The expansionary fiscal policy and the strength of the real estate market contributed to an acceleration of disposable income for households and to a growth of private consumption of nearly 4% in real terms. Corporate expenditure in equipment and software grew by around 14%, while the construction sector maintained a strong pace, benefiting from stable long term interest rates.

In the Euro Zone, GDP rose by 1.8% in real terms, after a 0.6% increase in 2003. Private consumption and corporate confidence levels remained weak, in part related to the delay in structural reforms and the continuation of restrictive public accounts policies. The appreciation of the Euro in relation to the dollar, of around 8%, hindered the evolution of net external demand. Nonetheless, with high liquidity levels, the Euro Zone registered an increase in credit to the private sector and for house purchases, which improved corporate and consumer confidence by the end of the year.

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GDP Evolution (in real terms)
Global Economy, US, China, Euro Zone and Japan
2002/2004

Economic Situation In Portugal

The Portuguese economy recovered in 2004, with GDP growing by 1.1% in real terms, after a decrease of 1.1% in 2003. The improving economy benefited further from Portugal hosting the Euro 2004 football championship and the Rock in Rio Lisbon event.

The positive evolution of the Portuguese economy throughout the year was underpinned by an improvement in internal demand, in particular of private consumption and investment. Household consumption increased by more than 2% (-0.3% in 2003), supported by a slight increase of disposable income and the higher consumption of durable goods. Investment expanded by 1.9%, compared to a decrease of 9.8% in 2003. Most investment components registered a positive development, with the exception of the construction sector. Net external demand contributed negatively to the GDP growth, with the 7.0% growth of imports outpacing the 6.5% growth of exports.

Real growth rates (%), except when indicated
	2000	2001	2002	2003	2004
GDP	3.4	1.7	0.4	-1.1	1.1
Private Consumption	2.9	1.2	1.1	-0.3	2.2
Public Consumption	4.1	3.3	2.3	0.3	0.4
Investment	2.4	1.2	-5.1	-9.8	1.9
Exports	7.8	1.4	1.9	4.9	6.5
Imports	5.5	1.1	-0.2	-0.1	7.0
Inflation (CPI)	2.9	4.4	3.6	3.3	2.4
Fiscal Deficit (% of GDP)	-2.9	-4.4	-2.7	-2.8	-2.9
Public Debt (% of GDP)	53.3	55.8	58.4	60.3	62.0
Unemployment (% of Labor Force)	4.0	4.1	5.1	6.3	6.5
Current Balance (% of GDP)	-8.9	-8.5	-5.2	-3.6	-5.4
Source: INE, Bank of Portugal, ES Research for 2004

Although GDP increased overall in 2004, there was a reversal of trend in the second half of the year, with confidence and labour market indicators reversing the positive trend. The unemployment rate began to rise again in the third quarter, with the year end level increasing from 6.3% in 2003 to 7.1% in 2004.

In spite of the pressure associated with the increase in energy prices, the consumer price index maintained a decelerating trend, with the average inflation rate decreasing from 3.3% in 2003 to 2.4% in 2004. This evolution was possible given the moderate increase in unit labour costs, the deceleration in the prices of non-energy industrial goods and the subdued increase of food prices.

In terms of fiscal policy, the recourse to extraordinary revenues equivalent to 2.2% of GDP allowed for a global fiscal deficit of 2.9% of GDP. The fiscal deficit adjusted to cyclical effects and to interest expense is estimated to have reduced by 1.2pp to 0.6% of GDP, reflecting a more restrictive fiscal policy in 2004.

Economic Situation In Brazil

The Brazilian economy expanded by 5.1% in 2004, which compares positively with a decrease of 0.2% in 2003. This is the highest GDP growth rate in a decade. The country benefited from strong demand for commodities in 2004, namely from countries like China, but also from an environment of low interest rates, high liquidity and low risk aversion, related to a weak dollar.

Most macroeconomic indicators ended the year with a positive performance, after a beginning of the year characterised by concerns over a possible inflection in monetary policy. Exports increased by 32%, a strong improvement from the 12% growth in 2003, while domestic consumption, which had decreased in 2003, also grew. Unemployment fell, reflecting the better macro-economic conditions.

Inflation in 2004 reached 7.6% (IPCA), as a result of high international prices for oil and other commodities. Notwithstanding, this marked an improvement against the 9.3% registered in 2003. To contain inflationary pressures, the Central Bank tightened monetary policy throughout the second half of 2004, increasing by 125bp the SELIC basic interest rate to 17.75% at year-end. The Brazilian Real

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performed well against the USD in 2004, appreciating by 8.1% and ending the year at 2.65. The improvement in the Brazilian Real reflects mainly the strength of the economy and the increase of real interest rates.

The Brazilian government also presented strong fiscal results in 2004. The consolidated primary budget surplus of the Public sector was the highest since 1994, when the Plano Real was implemented. As a percentage of GDP, the budget surplus was equivalent to 4.61% of GDP, higher than the 4.25% registered in 2003. The result guaranteed the fulfilment of internal and IMF fiscal targets and a reduction of net public debt as a percentage of GDP from 57.2% in 2003 to 51.8% of GDP. The balance also ended the year with a surplus of USD 33.7 billion, benefiting from the improvement in exports mentioned previously. In 2004, S&P and Fitch increased their rating for the Brazilian economy, reflecting the improving fundamentals of external accounts and of the solvency indices of public debt.

Evolution of USD/BRL and EUR/BRL

Analysis Financial Condition and Results of Operations

In this section we present a detailed discussion and analysis of PT’s financial condition and business performance for the year 2004.

The following financial analysis should be read in conjunction with the consolidated financial statements and the Notes included elsewhere in this Report. The consolidated financial statements of Portugal Telecom are presented in Euros, and have been prepared in accordance with generally accepted accounting principles in Portugal (‘‘Portuguese GAAP’’).

During 2004, PT’s reportable segments were the following:

Wireline	Retail - PT Comunicações e PT.com Wholesale - PT Comunicações Data and Corporate - PT Prime Other wireline operations - PT Comunicações e PT.com
Domestic Mobile	TMN
Brazilian Mobile	Vivo
PT Multimedia	Pay TV and Cable Internet - TV Cabo Portugal and PT Conteúdos
Audiovisuals - Lusomundo Audiovisuais and Lusomundo Cinemas
Media - Lusomundo Serviços and Lusomundo Media
Other Multimedia Operations - PTM holding company

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CONSOLIDATED RESULTS

Consolidated Income Statement(1)

Euro million	2004	2003	y.o.y

Operating Revenues	6,022.9	5,776.1	4.3%
Wireline	2,123.8	2,138.1	(0.7%)
Domestic Mobile (TMN)	1,444.3	1,346.7	7.2%
Brazilian Mobile (Vivo)	1,503.0	1,361.5	10.4%
Multimedia (PT Multimedia)	729.0	683.5	6.7%
Other	222.8	246.3	(9.6%)

Operating Costs excluding D&A	3,696.9	3,508.4	5.4%
Wages and Salaries	746.2	705.9	5.7%
Post Retirement Benefits	138.5	222.9	(37.9%)
Costs of Telecommunications	552.3	587.1	(5.9%)
Subsidies	(15.1)	(20.6)	(26.7%)
Maintenance and Repairs	119.6	126.5	(5.5%)
Own Work Capitalised	(89.5)	(74.5)	20.2%
Raw Materials and Consumables	68.4	74.0	(7.5%)
Costs of Products Sold	594.7	550.2	8.1%
Telephone Directories	86.9	90.4	(3.9%)
Marketing and Publicity	188.7	141.9	33.0%
General and Administrative Expenses	1075.9	966.5	11.3%
Provision for Doubtful Receivables	171.7	130.8	31.3%
Other Net Operating Income	(67.3)	(90.0)	(25.2%)
Taxes Other than Income Taxes	126.0	97.1	29.7%

EBITDA	2,325.9	2,267.7	2.6%
Depreciation and Amortisation	957.3	954.0	0.4%
Operating Income	1,368.6	1,313.7	4.2%

Other Expenses (Income)	587.8	616.4	(4.6%)
Net Interest Expenses	202.9	201.8	0.5%
Net Foreign Currency Losses (Gains)	32.7	41.9	(21.9%)
Net Other Financial Expenses (Income)	12.5	(95.4)	n.m.
Goodwill Amortisation	97.1	110.6	(12.2%)
Losses (Gains) on Disp. of Fixed Assets	12.0	(28.6)	(142.0%)
Equity in Losses (Earnings) of Affiliates	(27.7)	19.2	n.m.
Work Force Reduction Programme Costs	170.8	314.1	(45.6%)
Non-recurring Items (Losses / (Gains))	87.4	52.8	65.6%

Income before Income Taxes	780.8	697.3	12.0%
Provision for Income Taxes	(179.1)	(377.9)	(52.6%)
Income Applicable to Minority Interests	(101.6)	(79.2)	28.2%

Consolidated Net Income	500.1	240.2	108.2%

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.4849 in 2003.

Consolidated Operating Revenues

Consolidated Operating Revenues - Contribution by Segment

Euro million	2004	2003	y.o.y

Wireline	2,123.8	2,138.1	(0.7%)
Domestic Mobile (TMN)	1,444.3	1,346.7	7.2%
Brazilian Mobile (Vivo) (1)	1,503.0	1,361.5	10.4%
Multimedia (PT Multimedia)	729.0	683.5	6.7%
Pay-TV and Cable Internet	494.6	432.2	14.4%
Other	222.8	246.3	(9.6%)

Total Operating Revenues	6,022.9	5,776.1	4.3%

Domestic Retail Revenues	1,837.8	1,801.9	2.0%
Wireline	1,377.2	1,403.1	(1.8%)
Pay-TV and Cable Internet	460.6	398.8	15.5%

Avg. Revenue per Household (ARPH)	42.0	41.1	2.0%

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.4849 in 2003.

Consolidated operating revenues increased by 4.3% y.o.y in 2004 to Euro 6,023 million, reflecting the higher contributions from Vivo, TMN and PT Multimedia. Assuming a flat Real/Euro exchange rate, operating revenues would have increased by 5.5% y.o.y in 2004 to Euro 6,093 million.

In 2004, the consolidation method of Mascom in Botswana was changed from full consolidation to equity accounting due to the divestment of this subsidiary, which was initiated in 2003 and completed in September 2004. The change in the consolidation method for Mascom had a negative impact of 1.1pp on the growth of consolidated operating revenues in 2004. In previous years, revenues from Mascom were booked under ‘‘Other Businesses’’.

Operating revenues from the domestic businesses rose by 3.1% y.o.y in 2004, underpinned by the strong performance of TMN and PT Multimedia.

In 2004, domestic retail revenues (wireline + pay-TV) increased by 2.0% y.o.y to Euro 1,838 million, with the average revenue per household (ARPH) increasing to Euro 42.0 per month from Euro 41.1 in 2003. The aggressive rollout of broadband services and video products are steadily changing the mix of the ARPH. In 2004, data and video revenues represented 9.9% and 20.6% of ARPH, respectively, as compared to 5.8% and 18.5% in 2003. Wireline net retail revenues (wireline retail revenues less corresponding telecommunications costs) increased by 3.6% y.o.y in 2004 to Euro 1,152 million, reflecting the successful rollout of ADSL and the new pricing plans.

2004 ANNUAL REPORT

The contribution to consolidated operating revenues from the mobile businesses rose by 2.0pp y.o.y to 48.9% in 2004. Vivo represented 25.0% of consolidated operating revenues in 2004, an increase of 1.4pp over last year.
Consolidated Operating Revenues - Standalone Revenues by Segment

Euro million	2004	2003	y.o.y

Wireline	2,266.3	2,287.9	(0.9%)
Domestic Mobile (TMN)	1,588.3	1,522.6	4.3%
Brazilian Mobile (Vivo) (1)	1,503.0	1,361.5	10.4%
Multimedia (PT Multimedia)	729.8	684.3	6.6%
Pay-TV and Cable Internet	495.6	432.8	14.5%
Other and Eliminations	(64.5)	(80.2)	(19.6%)

Total Operating Revenues	6,022.9	5,776.1	4.3%

(1)	Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.4849 in 2003.

The difference in the growth rates of the standalone revenues and the contribution to consolidated revenues of the domestic mobile business is related to the decline in F2M interconnection fees during the year.

EBITDA

EBITDA by Business Segment

Euro million	2004	2003	y.o.y	2004 Margin

Wireline	902.4	907.3	(0.5%)	39.8
Domestic Mobile (TMN)	746.7	689.9	8.2%	47.0
Brazilian Mobile (Vivo) (1)	496.3	508.7	(2.4%)	33.0
Multimedia (PT Multimedia)	191.6	134.7	42.2%	26.3
Pay-TV and Cable Internet	182.8	128.2	42.6%	36.9
Other	(11.1)	27.2	n.m.	n.m.

Total EBITDA	2,325.9	2,267.7	2.6%	38.6
EBITDA Margin (%)	38.6	39.3	(0.6pp)

(1)	Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.4849 in 2003.

EBITDA increased by 2.6% y.o.y in 2004 to Euro 2,326 million, despite the decrease of 0.6pp in EBITDA margin to 38.6% . In absolute terms, EBITDA growth in 2004 was equally driven by TMN and PT Multimedia. Margin performance improved across all of the domestic businesses, with margin pressure in Vivo being explained by robust customer growth and intensifying competition.

Based on a flat Real/Euro exchange rate, EBITDA would have increased by 3.6% y.o.y in 2004 to Euro 2,348 million. The change in the consolidation method for Mascom described above had a negative impact of 1.2pp on the EBITDA growth in 2004. In previous years, the EBITDA from Mascom was booked under ‘‘Other Businesses’’.

In 2004, EBITDA of the domestic businesses increased by 6.3% y.o.y, supporting consolidated EBITDA growth in the period. A combination of the stabilisation of the wireline business and strong margin expansion in PT Multimedia and TMN supported this positive domestic performance.

The contribution to consolidated EBITDA from the mobile businesses rose by 0.6pp y.o.y to 53.4% in 2004. The contribution of TMN to consolidated EBITDA increased by 1.7pp y.o.y to 32.1% in 2004, while Vivo’s contribution decreased by 1.1pp y.o.y to 21.3% .

PT Multimedia’s contribution to consolidated EBITDA improved by 2.3pp y.o.y to 8.2% in 2004, on the back of the 42.6% y.o.y increase in the EBITDA of the Pay-TV and Cable Internet business, which achieved a 40% EBITDA margin in the fourth quarter of 2004.

Consolidated Operating Costs

Consolidated Operating Costs (1)

Euro million	2004	2003	y.o.y	2004 %Revenues

Wages and Salaries	746.2	705.9	5.7%	12.4
Post Retirement Benefits	138.5	222.9	(37.9%)	2.3
Telecommunication Costs	552.3	587.1	(5.9%)	9.2
Costs of Products Sold	594.7	550.2	8.1%	9.9
Marketing and Publicity	188.7	141.9	33.0%	3.1
Provision for Doubtful Rec.	171.7	130.8	31.3%	2.9
General & Administrative Exp.	1,075.9	966.5	11.3%	17.9
Other Operating Costs	228.9	203.0	12.8%	3.8

Oper. Costs excluding D&A	3,696.9	3,508.4	5.4%	61.4

Depreciation & Amortisation	957.3	954.0	0.4%	15.9

Total Operating Costs	4,654.3	4,462.4	4.3%	77.3

(1)	Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.4849 in 2003.

Consolidated operating costs amounted to Euro 4,654 million in 2004, an increase of 4.3% y.o.y, in line with consolidated revenue growth.

Wages and salaries increased by 5.7% y.o.y in 2004 to Euro 746 million and represented 12.4% of operating revenues, compared to 12.2% in 2003. In the case of the wireline business, which accounted for 39.5% of consolidated wages and salaries, these costs fell by 6.2% y.o.y in 2004, benefiting from the staff reduction programme being executed. The contribution of Vivo to consolidated wages and salaries increased

2004 ANNUAL REPORT

in 2004 by 23.8% y.o.y, primarily because TCO was only fully consolidated by Vivo as of May 2003.

In 2004, post retirement benefit costs (PRBs) decreased by 37.9% y.o.y to Euro 139 million and accounted for 2.3% of consolidated operating revenues. This decline was primarily due to a recent change in Portuguese law revising the method of calculating the pension of an employee upon retirement, which generated a prior year service gain of Euro 67 million. Furthermore, the Portuguese State agreed to increase its contribution to healthcare costs, which also resulted in lower PRBs in 2004.
In 2004, telecommunications costs fell by 5.9% y.o.y to Euro 552 million, mainly as a result of lower traffic volumes in wireline and the decrease in fixed-to-mobile interconnection fees in Portugal. Telecommunications costs accounted for 9.2% of consolidated operating revenues in 2004.

Costs of products sold increased by 8.1% y.o.y to Euro 595 million in 2004, primarily driven by the strong customer growth in Vivo and the gliding adjustment to IFRSs in terms of the accounting for SACs at TMN. SACs incurred during 2004 were no longer deferred, but expensed in the year, while those from previous years were still amortised in operating costs. This cost item represented 9.9% of consolidated operating revenues in 2004.

Marketing and publicity costs rose by 33.0% y.o.y in 2004 to Euro 189 million, mainly as a result of the increase in advertising spend and promotional activities in connection with the rollout of new products and services across all business units. The increase in this caption is also accounted for by the fact that TCO was only fully consolidated by Vivo as of May 2003. This cost item represented 3.1% of consolidated operating revenues in 2004.

Provisions for doubtful receivables, inventories and others increased by 31.3% y.o.y to Euro 172 million in 2004. The increase in this caption is primarily due to a higher level of provisioning in the wireline business, resulting mainly from one-off provisions to cover risks associated with cancellations of certain onerous contracts. Provisions accounted for 2.9% of consolidated operating revenues in 2004.

General and administrative expenses increased by 11.3% y.o.y in 2004 to Euro 1,076 million. In addition to the fact that TCO was only fully consolidated by Vivo as of May 2003, there was an increase in commercial costs, mainly in connection with commissions and call centres, resulting from the strong growth in broadband and pricing plans in the wireline business, and mobile customers in Brazil. General and administrative expenses accounted for 17.9% of consolidated operating revenues in 2004.

Depreciation and amortisation costs remained broadly flat in 2004 at Euro 957 million. Excluding the effect of a transfer to intangible assets of a portion of goodwill related to the value attributable to licenses held by Vivo’s subsidiaries described below, which had an impact in this caption of Euro 42 million, depreciation and amortisation would have decreased by 4,1% in 2004. Depreciation charges exceeded capex by Euro 174 million in 2004, resulting in a capex to depreciation ratio of 0.82 times in 2004. This cost item accounted for 15.9% of consolidated operating revenues in 2004.

Operating Income

Operating income in 2004 rose by 4.2% y.o.y to Euro 1,369 million, with operating margin remaining flat at 22.7% .

Net Income

Net income amounted to Euro 500 million in 2004, which represented an increase of 108.2% over the same period of last year. Excluding curtailment charges, net income would have increased by 38.5% y.o.y in 2004 to Euro 624 million.

Net interest expenses remained broadly flat in 2004 and amounted to Euro 203 million, which corresponds to an average cost of debt, including debt from Vivo in Brazil, of approximately 6.2% in 2004.

Net foreign currency losses decreased to Euro 33 million in 2004 from Euro 42 million in 2003, primarily because of the evolution of the Real exchange rate over the period.

Net other financial expenses amounted to Euro 13 million in 2004, which compares to a net other financial income of Euro 95 million in 2003. This caption includes various financial expenses including

2004 ANNUAL REPORT

banking commissions and related taxes. In 2003, this caption included gains related to a reduction in the provision to cover estimated losses on certain equity swaps related to PT Multimedia and PT shares, as a result of the rise in the underlying share price as at 31 December 2003, and gains in certain derivative products. Net other financial expenses in 2004 also includes gains from the referred swaps on PT Multimedia shares.

Goodwill amortisation amounted to Euro 97 million in 2004, a decrease of 12.2% over last year. A portion of goodwill related to the value attributable to licences held by Vivo’s subsidiaries was transferred to intangible assets at the end of 2003. The amortisation of these licences, which in 2004 amounted to approximately Euro 33 million, is now included in ‘‘Depreciation and Amortisation’’. Excluding this effect, this caption would have increased 26.4% in 2004 mainly as result of a gliding adjustment to IFRSs consisting on the adoption of a linear method for the amortisation of goodwill, instead of a nonlinear method based on the revenues of Vivo used in prior years. In 2004, goodwill amortisation included mainly the amortisation of goodwill related to the investments in Vivo (Euro 39 million), PT Multimedia (Euro 10 million), PT.com (Euro 9 million), Lusomundo Media (Euro 8 million), PT Comunicações (Euro 7 million) and Lusomundo Audiovisuals (Euro 6 million).

Net losses on the disposal of fixed assets amounted to Euro 12 million, which compares to net gains of Euro 29 million in the previous year. In 2003, this caption included a one-off gain of Euro 35 million related with the sale of a building to the pension fund.

Equity accounting in earnings of affiliated companies amounted to Euro 28 million in 2004, which compares to a loss of Euro 19 million in 2003. In 2004, this caption included mainly PT’s share in the earnings of CTM (Macau), Unitel (Angola), Mascom (Botswana) and Páginas Amarelas totalling Euro 39 million, and in the losses of Médi Télécom (Morocco), TV Cabo Macau and Banco Best totalling Euro 10 million. The improvement in this caption of Euro 47 million is primarily explained by: (1) the reduction in the losses of Médi Télécom (from Euro 25 million to Euro 6 million) and Sport TV (from Euro 5 million to Euro 1 million); (2) the increase in the earnings of Unitel (from Euro 6 million to Euro 17 million); and (3) the change in the consolidation method of Mascom in 2004 from full consolidation to the equity method (earnings of Euro 8 million in 2004).

Workforce reduction programme costs amounted to Euro 171 million in 2004 (Euro 314 million in 2003) and were related primarily to the reduction of 651 employees in the wireline business. This curtailment cost item represents mainly the discounted value of salaries to be paid to pre-retired and suspended employees up to retirement age, thus representing an early recognition of future costs.

Net non-recurring costs amounted to Euro 87 million in 2004, which compares to Euro 53 million in 2003. In 2004, this caption included primarily a provision of Euro 40 million to cover any potential impairment of goodwill relating to the audiovisuals business, a provision of Euro 26 million in the Pay-TV business related to the dismantling of the analogue Premium channels offer and expenses of Euro 10 million incurred in the wireline business for the settlement of a litigation case with DECO (the Portuguese consumers association).

The provision for income taxes decreased to Euro 179 million in 2004 from Euro 378 million in 2003, mainly as a result of (1) the recognition in 2004 of a deferred tax asset of Euro 103 million in connection with tax losses carried forward at PT Multimedia, and (2) the Euro 142 million increase in this caption in 2003 resulting from an accounting adjustment in deferred taxes related to the decrease of the corporate tax rate in Portugal from 33% to 27.5% . In 2004, this caption includes a non-cash component in the amount of Euro 238 million that was recorded against a reduction of tax losses carried forward recorded in deferred tax assets in previous years.

2004 ANNUAL REPORT

CAPEX

Capex by Business Segment

Euro million	2004	2003	y.o.y	2004
				%Revenues

Wireline	206.4	165.3	24.9%	9.1
Domestic Mobile (TMN)	158.8	168.5	(5.8%)	10.0
Brazilian Mobile (Vivo) (1)	264.5	164.6	60.7%	17.6
Multimedia (PT Multimedia)	80.5	57.4	40.2%	11.0
Pay-TV and Cable Internet	70.6	44.4	59.0%	14.3
Other	72.8	95.8	(24.0%)	n.m.

Total Capex	783.0	651.6	20.2%	13.0

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.4849 in 2003.

Total capex increased by 20.2% y.o.y in 2004 to Euro 783 million, as a result of the increase in wireline, Vivo and PT Multimedia capex. Total capex in 2004 was equivalent to 13.0% of consolidated operating revenues.

Wireline capex in 2004 increased by 24.9% y.o.y to Euro 206 million, equivalent to a capex to sales ratio of 9.1% . This increase is primarily related to the strong growth in broadband accesses.

TMN’s capex fell by 5.8% y.o.y to Euro 159 million in 2004, equivalent to 10.0% of operating revenues. Excluding the investment of Euro 33 million, in connection with the payment made in 2003 pursuant to an agreement between the three Portuguese mobile operators and OniWay, TMN’s capex in 2004 would have increased by 17.2% y.o.y. TMN spent almost a third of total capex in the UMTS rollout in 2004.

PT’s share of Vivo’s capex in 2004 amounted to Euro 265 million, an increase of 60.7% y.o.y and equivalent to 17.6% of operating revenues. This increase is primarily explained by the investment in capacity expansion, the progressive rollout of 1xRTT and the launch of EV-DO, as well as the fact that TCO was only fully consolidated by Vivo as of May 2003.

In 2004, PT Multimedia’s capex increased by 40.2% y.o.y to Euro 81 million, equivalent to 11.0% of operating revenues. Around a third of PT Multimedia’s capex was related to terminal equipment, including set-top boxes and cable modems.

Other capex decreased by 24.0% y.o.y to Euro 73 million in 2004 and was mainly related to the development of the shared services platform and the rollout of Corporate SAP in order to improve efficiency in back-office processes. This caption also includes investments in IT and R&D, as well as capex related to fully consolidated businesses not included in the main segments.

2004 ANNUAL REPORT

CASH FLOW

EBITDA minus Capex

EBITDA minus Capex by Business Segment

Euro million	2004	2003	y.o.y	2004
				%Revenues

Wireline	696.0	742.0	(6.2%)	30.7
Domestic Mobile (TMN)	587.9	521.4	12.8%	37.0
Brazilian Mobile (Vivo) (1)	231.8	344.1	(32.6%)	15.4
Multimedia (PT Multimedia)	111.1	77.2	43.8%	15.2
Pay-TV and Cable Internet	112.2	83.8	33.9%	22.6
Other	(83.9)	(68.6)	n.m.	n.m.

Total EBITDA minus Capex	1,542.9	1,616.1	(4.5%)	25.6

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.4849 in 2003.

EBITDA minus Capex totalled Euro 1,543 million in 2004, decreasing by 4.5% y.o.y, as a result of the decrease in wireline and Vivo, which offset the increase in TMN and PTM. The domestic businesses, on a combined basis, registered an improvement in EBITDA minus Capex of 4.1% y.o.y and accounted for approximately 90% of the total EBITDA minus Capex in 2004.

Free Cash Flow

Euro million	2004	2003	y.o.y

EBITDA minus Capex	1,542.9	1,616.1	(4.5%)
Non-Cash Items included in EBITDA:
Post Retirement Benefit Costs	138.5	222.9	(37.9%)
Non-Cur. Prov., Tax Prov. & Other N.-Cash Items	37.9	21.2	n.m.
Change in Working Capital	36.8	32.3	14.0%

Operating Cash Flow	1,756.2	1,892.6	(7.2%)

Acquisition of Financial Investments (1)	(322.8)	(343.0)	(5.9%)
Minorities from Rights Issues	94.5	0.0	n.m.
Interest Paid	(252.6)	(285.9)	(11.7%)
Payments Related to Post Retirement Benefits (2)	(298.6)	(225.1)	32.7%
Income Taxes Paid by Certain Subsidiaries	(66.0)	(53.7)	22.9%
Other Cash Movements	(34.8)	229.5	n.m.

Free Cash Flow	876.0	1,214.4	(27.9%)

(1)
In 2004, this caption included mainly the following payments: (1) Euro 16 million related to the acquisition of a further 17% stake in the share capital of Sport TV; (2) Euro 40 million related to an intercompany loan granted to Sport TV for the acquisition by this associated company of the Portuguese league football rights; (3) Euro 7 million for the acquisition of a 1.93% stake in the share capital of Media Capital; (4) Euro 10 million related with PT’s share in the acquisition by Vivo of a further 10.5% stake in the share capital of Sudestecel (an intermediate holding company that has a controlling position in Tele Sudeste Celular Participações); (5) Euro 13 million related to PT’s share in the payment by TCP of an additional instalment in connection with the acquisition of TCO made in 2003; (6) Euro 86 million related with PT’s share in the acquisition by Brasilcel of a further 4.2% in Tele Sudeste Celular Participações, 22.7% in Te le Leste Celular Part icipações and 15.5% in CRT Celular Participações; and (7) Euro 127 million related with PT’s share in the acquisition by TCP of a further 21.7% in TCO.

(2)	In 2004, this caption included (1) Euro 68 million related to additional contributions to the pension funds made during the period in connection with the work force reductions in 2003 and 2004; (2) Euro 58 million related to normal contributions to the pension funds made during the period; (3) Euro 143 million related to payments of salaries to pre-retired and suspended employees; and (4) Euro 30 million related to payments to PT-ACS in connection with healthcare services provided to retired, pre-retired and suspended employees. The 32.7% increase in this caption is due to the fact that in 2003 part of the total contributions to the pension funds were made through the contribution in kind of a building in Lisbon (Euro 96 million).

Operating cash flow decreased by 7.2% y.o.y in 2004 to Euro 1,756 million, mainly as a result of the decrease in EBITDA minus Capex, excluding PRBs and other non-cash items. Free cash flow amounted to Euro 876 million in 2004, a decrease of 27.9% y.o.y, primarily because (1) operating cash flow decreased by 7.2% as previously discussed; (2) in 2003 there was an inflow of Euro 201 million related to a reimbursement of income taxes; and (3) payments related to post retirement benefits increased by 32.7% in 2004. Excluding the inflow related to the reimbursement of income taxes in 2003, free cash flow in 2004 would have decreased by 13.5% y.o.y. In 2004, the acquisition of financial investments includes Euro 213 million related to the successful partial tender offers for Vivo subsidiaries, completed in the fourth quarter of 2004, in which Vivo increased the stake in its subsidiaries.

CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet

2004 ANNUAL REPORT

Euro million	31 December 2004	31 December 2003

Current Assets	4,667.1	5,039.7
Cash and Short Term Investments	1,940.1	2,531.1
Accounts Receivable, Net	1,622.4	1,517.3
Inventories, Net	177.1	102.9
Deferred Taxes Assets (Short Term)	773.8	748.1
Prepaid Expenses and Other Current Assets	153.6	140.2
Investments, net	432.6	448.1
Fixed Assets, net	4,062.9	4,268.0
Intangible Assets, net	3,212.9	3,150.1
Defered Tax Assets (Medium and Long Term)	492.0	583.5
Other	96.1	68.5

Total Assets	12,963.4	13,557.8

Current Liabilities	3,783.1	3,354.5
Short Term Debt	1,396.8	1,191.1
Accounts Payable	1,399.6	1,225.9
Accrued Expenses	638.5	589.4
Taxes Payable	82.8	102.9
Deferred Income	237.5	212.4
Deferred Taxes Liabilities (Short Term)	27.9	32.8
Medium and Long Term Debt	3,666.2	4,555.6
Accrued Post Retirement Liability	1,269.9	1,256.0
Deferred Tax Liabilities (Medium and Long Term)	288.7	300.7
Provisions for Other Risks and Charges	460.9	361.4
Other	208.8	144.8

Total Liabilities	9,677.6	9,973.0
Minority Interests	581.0	644.0
Total Shareholders' Equity	2,704.8	2,940.8

Total Liabilities, Minorities and Shareholders' Equity	12,963.4	13,557.8

The gearing ratio [Net Debt / (Net Debt + Equity + Minority Interests)] as at 31 December 2004 increased to 48.7% from 47.3% at the end of 2003, while the equity plus long term debt to total assets ratio decreased to 49.1% from 55.3% over the same period. At the end of December 2004, the net debt to EBITDA ratio was 1.3 times and the EBITDA cover was 11.5 times.

The net exposure (assets minus liabilities) to Brazil amounted to approximately R$ 8,000 as at 31 December 2004 (Euro 2,206 million at the Real/Euro exchange rate prevailing as at 31 December 2004). The assets denominated in Brazilian Reais in the balance sheet as at 31 December 2004 amounted to Euro 4,164 million, equivalent to approximately 32.1% of total assets. Approximately 98% of the net exposure (assets minus liabilities) to Brazil is accounted for by the 50% stake in Vivo.

The accrued post retirement liability increased by Euro 14 million to Euro 1,270 million in 2004, primarily as a result of the difference between the Euro 299 million paid in connection with post retirement benefits and the PRBs and curtailment costs of the period amounting to Euro 139 million and Euro 171 million, respectively.

Consolidated Net Debt

Change in Net Debt

Euro million	2004	2003	y.o.y

Net Debt (Initial Balance)	3,215.6	4,037.0	(20.3%)
Free Cash Flow	876.0	1,214.4	(27.9%)
Gains on Certain Foreign Currency Derivatives	(20.9)	54.9	n.m.
Translation Effects of US Dollar and Real Denominated Debt	0.3	1.6	(81.5%)
Impact of TCO Consolidation	-	(52.9)	n.m.
Dividends Paid	(267.5)	(200.7)	33.3%
Acquisitions of Treasury Shares (1)	(495.3)	(195.9)	152.8%
Net Debt (Final Balance)	3,123.0	3,215.6	(2.9%)

Change in Net Debt	92.6	821.4	(88.7%)
Change in Net Debt (%)	(2.9%)	(20.3%)	17.5pp

(1)    In 2004, this caption includes Euro 14 million related to acquisitions made in the fourth quarter of 2003 and Euro 481 million related to acquisitions made during 2004.

Consolidated net debt as at 31 December 2004 amounted to 3,123 million, a decrease of Euro 93 million compared to year-end 2003, as a result of the Euro 876 million free cash flow generated in the period, which was used for the payment of dividends (Euro 267 million) and the acquisition of treasury shares (Euro 495 million). As part of the 10% share buyback programme announced in September 2003, PT had entered into equity swap contracts on PT shares that at the end of 2004 had a notional value of Euro 190 million, equivalent to 1.72% of share capital prior to cancellation of the 7% treasury shares held by PT.

2004 ANNUAL REPORT

Consolidated Net Debt

Euro million	31 December 2004	31 December 2003	y.o.y	y.o.y

Short Term	1,396.8	1,191.1	205.8	17.3%
Bank Loans	473.9	293.8	180.1	61.3%
Convertible Bonds	0.0	450.5	(450.5)	(100.0%)
Other Bond Loans	585.0	124.7	460.3	369.1%
Other Loans	338.0	322.1	15.9	4.9%
Medium and long term	3,666.2	4,555.6	(889.4)	(19.5%)
Convertible Bond	390.3	440.3	(50.0)	(11.4%)
Other Bond Loans	1,848.2	2,669.1	(821.0)	(30.8%)
Bank Loans	1,337.0	1,363.6	(26.6)	(1.9%)
Other Loans	90.7	82.5	8.1	9.9%

Total Indebtedness	5,063.1	5,746.7	(683.6)	(11.9%)
Cash and Short Term-Investments	1,940.1	2,531.1	(591.0)	(23.3%)

Net Debt	3,123.0	3,215.6	(92.6)	(2.9%)

Equity Swap Contracts on PT shares	189.5	197.5	(7.9)	(4.0%)

Shareholders Loans to TCP	88.1	582.3	(494.2)	(84.9%)

As at 31 December 2004, 72.4% of total indebtedness was medium and long term, while 55.2% of total indebtedness was at fixed rates. As at 31 December 2004, 84.6% of total debt was denominated in Euros, 2.3% in US Dollars and 13.0% in Brazilian Reais. The average maturity of the loan portfolio is currently 3.5 years. At the end of the year, the only loans with rating triggers (if PT is downgraded to BBB+) were two EIB loans totalling Euro 150 million. In December 2004, PT established with EIB a further Euro 150 million stand-by facility, with the same rating triggers as the previous two. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 313 million had been drawn down as at 31 December 2004. PT also has stand-by facilities amounting to Euro 900 million, of which Euro 575 million had been drawn down as at 31 December 2004. Most of Vivo’s net debt (50% consolidated by PT, amounting to Euro 372 million), is either Real denominated or has been swapped into Reais.

PT’s average cost of debt in 2004 was 6.2%, including loans obtained in Brazil and denominated in Reais. Excluding Brazilian debt, the average cost of debt in 2004 was 4.7% .

Net Debt Maturity Profile

Maturity	Net Debt	Notes

2005	(543.3)	Net cash position, which includes a Euro 585 million Eurobond issued in Nov. 2001
2006	1,524.5	Includes a Euro 390 million Exchangeable Bond issued in Dec. 2001
		and a Euro 900 million Eurobond issued in Feb. 2001
2007	458.4
2008	507.1
2009	959.0	Includes a Euro 880 million Eurobond issued in Apr. 1999
2010	77.8
2011	66.5
2012	46.0
2013	25.9
2014	0.8

Total	3,123.0

Shareholders’ Equity

As at 31 December 2004, shareholders' equity amounted to Euro 2,705 million, a decrease of Euro 236 million from the end of last year, as a result mainly of: (1) the dividends paid in 2004 amounting to Euro 267 million; (2) the acquisition of treasury stock amounting to Euro 481 million, in line with the announced share buyback programme; (3) the distribution of PT shares to employees amounting to Euro 6 million; (4) the net income generated during the year of Euro 500 million; and (5) the effect of positive translation adjustments of Euro 21 million, mainly due to the appreciation of the Brazilian Real exchange rate against the Euro (Euro/R$ 3.6646 at year-end 2003 compared to Euro/R$ 3.6147 at the end of December 2004).

Further to the 10% share buyback programme announced in 2003, as at 31 December 2004, PT had repurchased 8.72% of its share capital, 7.0% through treasury stock and 1.72% through equity swap contracts on PT shares. On 28 December 2004, the 7.0% treasury stock was cancelled and, as a result, PT’s share capital was reduced from Euro 1,254 million to Euro 1,166 million.

As at 3 March 2005, PT had equity swap contracts under the terms of which it has the option to buy 37,628,550 PT shares, equivalent to 3.0% of share capital prior to the cancellation of the 7.0% treasury shares on 28 December 2004.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP.

2004 ANNUAL REPORT

As at 31 December 2004, distributable reserves of PT amounted to Euro 851 million. The level of distributable reserves is impacted by the amount of (1) treasury stock owned; (2) net income generated; and (3) dividends paid out. Additionally, distributable reserves may be negatively impacted by a depreciation of the Real/Euro exchange rate. Taking into account the level of PT’s exposure to Brazil as at 31 December 2004, such a depreciation would only have a negative impact on distributable reserves if the Real/Euro exchange rate were to depreciate beyond 4.2.

Post Retirement Benefits

As at 31 December 2004, the projected benefit obligations (PBO) of PT’s post retirement benefits including pensions, healthcare obligations and salaries to pre-retired employees amounted to Euro 4,294 million (Euro 2,606 million for pensions, Euro 702 million for healthcare benefits, and Euro 986 million for salaries to pre-retired employees). The PBO was computed based on a discount rate of 5.75% for pensions and healthcare obligations and 4% for the obligations related to the payment of salaries to pre-retired employees. The PBO increased by Euro 247 million over the end of last year mainly as a result of the increase of Euro 164 million resulting from the workforce reduction programme covering 651 employees and the increase resulting from the change in actuarial assumptions (discount rate and mortality tables). PT’s post-retirement benefits (pension and healthcare plans), which have been closed to new participants, cover approximately 34,500 employees, with 32% of the employees still in service.

According to the rules of the ISP (‘‘Instituto de Seguros de Portugal’’, the Portuguese insurance regulator), the pension plans for retired staff have to be fully funded, which is the case for PT’s pension funds. Regarding funding of the pension funds for pre-retired staff and staff still in service, this can be completed until retirement age. The estimated average working life of staff still in service is 14 years. New funding of the pension funds is capped at 25% of the salaries of the employees included in the pension funds, because of tax reasons. In 2004, PT contributed also the maximum allowed, under those tax limits.

In Portugal there is no legislation covering the establishment of funds to cover post retirement healthcare benefits (Euro 702 million) and salaries to pre-retired employees (Euro 986 million). PT only has to pay for these benefits when the healthcare services are actually rendered to employees and a corresponding claim is charged to PT, and when salaries are paid by PT to pre-retired employees. Accordingly, there is no need to fund these benefits together at present. However, PT is analysing tax efficient alternatives that will allow the funding of certain of these obligations.

At 31 December 2004, the market value of the pension funds amounted to Euro 1,973 million, an increase of Euro 145 million from the end of 2003, that resulted primarily from the strong performance of the pension funds (actual return of 8.1% in 2004) through a diversified portfolio, including 35% in equities. At 31 December 2004, the unfunded gap on PT’s post retirement benefits amounted to Euro 2,321 million.

Restructuring of the pension funds management is complete, with new management guidelines already approved by PT’s Board of Directors and Executive Committee. The new custodian banks and asset managers by class have been also approved. The asset allocation as at 31 December 2004, was 35% equity, 34% bonds, 16% real estate and 15% cash and others. The effective year-to-date performance of the pension funds until the end of February 2005 was 1.3% . At 31 December 2004, the deferred costs related to post retirement benefits amounted to Euro 1,051 million and accordingly the net balance of unfunded liabilities and deferred costs was Euro 1,270 million, as reflected in PT’s balance sheet in the caption Accrued Post Retirement Liability and in accordance with the requirements of International Accounting Standard No. 19.

The deferred costs related to post-retirement benefits correspond to: (1) Euro 65 million related to the Initial Transition Obligation (obligation on the initial date for recognition of post retirement liabilities which was 1 January 1993), that is being amortised over an 18-year period corresponding to the expected working life of employees on that date; and (2) Euro 993 million related to actuarial losses and gains, which correspond to differences between the assumptions considered in the actuarial studies and the actual results related to those benefits (including differences in the return of pension fund assets, salary increases and healthcare costs), that is being amortised over a 14 year period corresponding to the average working life of employees.

2004 ANNUAL REPORT

The interest cost associated with the full amount of the PBO has been charged to PT’s income statement under the caption Post Retirement Benefits, which is booked above the EBITDA line. In 2004, the interest cost of the plans amounted to Euro 213 million. The expected return on the pension funds assets, calculated based on a 6% rate of return assumption, was estimated at Euro 111 million and recorded as a deduction to the above mentioned interest cost. The service cost for staff in service and covered by the plans in 2004 amounted to Euro 24 million. The amortisation and deferral of actuarial losses amounted to Euro 80 million in 2004. Additionally, in 2004 there was a gain of Euro 67 million related to the change in the calculation of the pension benefit to 90% of the employee’s last year of salary, that was recorded in the income statement as a reduction to the 2004 PRBs. Thus the net periodic post retirement costs for 2004, which includes the interest cost of unfunded liabilities and the amortisation of deferred costs, was Euro 139 million. PT’s cash outflow in 2004 associated with post retirement benefits amounted to Euro 299 million, of which (1) Euro 126 million related to contributions to the pension funds; (2) Euro 30 million related to healthcare services rendered to pensioners and pre-retired employees; and (3) Euro 143 million related to salaries paid to pre-retired employees.

For the purposes of calculating the debt ratios, if the unfunded liability is treated as debt-like in nature, the EBITDA amount used to calculate those ratios needs to be adjusted accordingly. If the post retirement liabilities were fully funded, that would mean that the expected return on fund assets would equal the interest cost of the plans’ PBO and, as a result, the net periodic pension cost would have decreased and the EBITDA would have increased by the same amount. In the case of PT, the impact of funding the pension funds would be an increase in EBITDA of Euro 102 million.

Operating Review

Wireline Business

At 31 December 2004, PT owned 100% of the companies included in the wireline segment.

The turnaround of the wireline division during 2004 was underpinned by several key initiatives that focused on customer retention and the creation of new revenues opportunities. At the centre of this strategy lies broadband. The aggressive rollout of ADSL was a key initiative that led not only improved customer retention, but more importantly, to the creation of new revenues streams that cushioned the pressure felt in terms of traditional voice services.

The tremendous focus placed on broadband at group level meant that Portugal was one of the fastest growing broadband markets in Europe in 2004. Throughout the year new broadband products and offers were launched, resulting in an extensive and innovative product offering by PT. The launch of one of the first broadband prepaid offers in Europe was vital to drive growth and penetrate new market segments. The revamping of the ADSL product brand - Sapo ADSL - was also a major achievement, clearly contributing to the significant growth experienced in broadband.

Bearing in mind the importance of broadband for the development of the information society, and with PT’s objective of expanding the domestic broadband addressable market, several projects were undertaken aimed at increasing PC penetration in Portugal. The ‘‘PC for ALL’’ product, which bundled affordable quality PCs with consumer finance, was of major importance to introduce a new vitality in the domestic retail market for PCs. The project developed with the Ministry of Education, whereby PT provides broadband access to the vast majority of schools in Portugal, should also be key to develop info-literacy in the country.

The launch of three new pricing plan families, based on the concepts of simplicity, freedom and discount, was an important step towards improving price perception of wireline services in Portugal. The simplicity pricing plan, which essentially charges a single price for all fixed-to-fixed calls, had a meaningful take-up among consumers. Equally successful was the weekend flat rate offer, which drew on the experience gained with PT’s campaign that offered thirteen Spring Sundays of free fixed-to-fixed traffic. The combination of the weekend flat rate and the off-peak weekday bucket plans proved to be an important means of improving the value perception of the wireline product.

The sale of new trendy cordless phones, with ‘‘mobile handset’’ functionalities, is an important initiative to improve usage and customer retention, while the bundling of home security solutions is

2004 ANNUAL REPORT

creating additional value and stickiness around the ownership of a traditional copper line.

As a result of the strong growth in ADSL and the slowdown in traditional line loss, total main lines increased by 144 thousand to 4,368 thousand, representing an increase of 3.4% over the previous year. Net disconnections of PSTN/ISDN lines amounted to 88 thousand in 2004, which compares favourably with 106 thousand in 2003. In terms of ADSL, wholesale connections rose to 420 thousand in 2004, up from 188 at the end of 2003. Retail ADSL posted even fasted growth, with the 219 thousand net additions bringing the total customer base to 380 thousand at the end of 2004.

Growth was extremely robust in terms of pricing plans, which at the end of 2004 totalled 947 thousand, increasing two and a half fold from the 382 thousand at the end of the previous year. Penetration of pricing plans at the end of 2004 stood at 24.0% of total PSTN/ISDN lines and 36.4% of residential lines.

In terms of the corporate and data business, the focus was also on customer retention and on improvement of the quality of the offering. In 2004, PT improved the internal CRM platforms and readjusted the portfolio of products and services in order to further focus its activity in the evolution of costumers needs. For instance, the offers have been adjusting as the corporate market continued in 2004 to increase the interest for high bandwidth trustful solutions. The increasing competition in the corporate segment has spurred the continual introduction of new services and solutions. Corporate bundles offering fixed, mobile, data and outsourcing services are provided both to large corporate customers and to SMEs. In this SMEs segment, PT developed pre-packaged offers that combine simplicity, flexibility and scalability and an interesting value for money proposal.

In May 2004, the relevant regulatory authorities approved the fixed telephony service prices proposed by PT for 2004. These prices were set within the rules of the pricing convention, complying with an annual price cap of CPI minus 2.75%, which assumed an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. The new prices were implemented on 1 August 2004 and resulted in a 2.9% increase in line rental and a decrease of 20.7% and 28.0% in the price of regional and domestic long distance calls respectively.

Fixed-to-fixed interconnection fees maintained their negative trend, falling by 12.2% for call termination and by 14.1% for call origination. Fixed-to-fixed interconnection fees are aligned with the European average. As for fixed-to-mobile, the interconnection price was cut by 10% on 1 July 2004 to Euro 0.185 (in TMN and Vodafone).

Total traffic decreased by 9.7% in 2004, as a result of a decrease of 8.8% in retail traffic and of 10.5% in wholesale traffic. The evolution of wholesale traffic was strongly influenced by the 37.3% decline in dial-up Internet traffic, as a result of the aggressive rollout of broadband, while retail traffic continued to be affected by fixed-to-mobile substitution and rising competition from alternative operators.

In spite of some pressure in terms of voice ARPU, which fell by 1.1% in 2004, total ARPU increased by 2.2% . This positive performance was underpinned by the strong expansion of data ARPU that increased by 44.1% in 2004 and already represented 10.1% of total ARPU in 2004. ADSL ARPU totalled Euro 32.4 in 2004, which compares with Euro 35.4 in the previous year. This normal dilution in ADSL ARPU is explained mainly by the take-up of lower segment products, such as prepaid, which has nonetheless been partly mitigated by the continued growth of sales to the SOHO market.

Total operating revenues of wireline decreased by 0.9% in 2004 to Euro 2,266 million, as shown in the table below.

Wireline Operating Revenues (1)

2004 ANNUAL REPORT

Euro million	2004	2003	y.o.y

Retail	1,383.8	1,410.2	(1.9%)
Fixed Charges	670.3	647.5	3.5%
Traffic	590.9	682.8	(13.5%)
Domestic	514.7	593.0	(13.2%)
International	76.3	89.8	(15.1%)
ADSL Retail	99.9	39.5	152.9%
ISP and Other	22.7	40.4	(43.8%)
Wholesale	442.0	444.8	(0.6%)
Traffic	247.9	238.7	3.9%
Leased Lines	153.5	163.6	(6.2%)
Other	40.5	42.5	(4.7%)
Data & Corporate	242.0	235.9	2.6%
Data Communications	102.3	92.6	10.5%
Leased Lines	48.7	55.1	(11.8%)
Network Manag. & Outsourcing	20.1	27.2	(26.1%)
Other	71.0	60.9	16.4%
Other Wireline Revenues	198.5	196.9	0.8%
Other Fixed Line Telephone Services	25.4	17.3	46.3%
Sales of Telecom. Equipment	37.6	37.0	1.7%
Telephone Directories	129.7	136.1	(4.7%)
Portals	5.8	6.5	(10.7%)

Total Operating Revenues	2,266.3	2,287.9	(0.9%)

(1)	Includes intragroup transactions.

In terms of retail revenues, fixed charges increased by 3.5% in 2004 to Euro 670 million, on the back of a higher contribution from pricing plans, that accounted for 6.0% of fixed charges, and the increase in line rental in accordance with the price cap mechanism, that offset the line loss. In contrast, traffic revenues fell by 13.5% in 2004, as a result of declining traffic volumes, the implementation of the price cap, and the reduction of fixed-to-mobile prices. Retail ADSL revenues amounted to Euro 100 million in 2004, an increase of two and half times compared to the previous year, while ISP dial-up revenues fell to Euro 23 million as a result of the aggressive rollout of broadband. Overall, retail revenues decreased by 1.9% in 2004 to Euro 1,384 million.

The decline in traffic revenues is in part explained by the reduction of interconnection rates, namely fixed-to-mobile. However, fixed-to-mobile rate cuts also result in lower telecom costs, as the interconnection costs paid to mobile operators is reduced. As a result of this pass-through effect, net retail revenues, calculated as retail revenues less corresponding telecom costs, increased by 3.6% in 2004 to Euro 1,152 million.

Wholesale revenues decreased by 0.6% in 2004 to Euro 442 million, mainly as a result of the decrease in leased lines, partly compensated by the increase in traffic revenues in 2004. This increase is primarily related to the change in the accounting for transit traffic from net to gross, which had a positive impact of approximately Euro 23 million in 2004.

Data and corporate revenues increased by 2.6% in 2004 to Euro 242 million, mainly as a result of the increase of 10.5% in data communications to Euro 102 million. For this effect, it was essential the launch of new services for the Internet access, with bandwidth up to 155 Mbps, that meet the needs of the corporate segment. Data communications also benefited in 2004 from the hosting of the Euro 2004, as PT was responsible for projecting, installing and managing the communications and information services of the tournament. The increase in data communications was partly offset by the decrease in leased lines and network management and outsourcing revenues, as a result essentially of the increase in the competitive environment namely on prices.

EBITDA remained broadly flat in 2004, amounting Euro 902 million. The EBITDA margin registered a slight increase to 39.8%, benefiting from the ongoing cost rationalisation programme, the reduction in post retirement benefit costs and the decline in telecom costs (due to lower traffic volumes and interconnection rate cuts), that more than offset the increase in provisions in 2004.

Capex amounted to Euro 206 million in 2004, an increase of 24.9% y.o.y, primarily as a result of the aggressive rollout of broadband. Capex in the period was equivalent to 9.1% of operating revenues. Quality of service in 2004 was maintained with a call completion rate of 99.8% and 9.7 faults per 100 access lines.

EBITDA minus Capex in 2004 amounted to Euro 696 million, a decrease of 6.2% over the same period of last year and equivalent to 30.7% of operating revenues.

Wireline Income Statement (1)

2004 ANNUAL REPORT

Euro million	2004	2003	y.o.y

Operating Revenues	2,266.3	2,287.9	(0.9%)
Services Rendered	2,099.0	2,114.8	(0.7%)
Telephone Directories	129.7	136.1	(4.7%)
Sales and Other	37.6	37.0	1.7%

Operating Costs excluding D&A	1,363.9	1,380.6	(1.2%)
Wages and Salaries	295.0	314.6	(6.2%)
Post Retirement Benefits	137.7	219.9	(37.4%)
Costs of Telecommunications	383.8	428.9	(10.5%)
Own Work Capitalised	(28.0)	(36.1)	(22.5%)
Marketing and Publicity	44.6	26.6	67.5%
General & Administrative	270.1	211.7	27.6%
Provision for Doubtful Receivables	69.3	22.3	211.3%
Other Net Operating Costs	191.4	192.7	(0.7%)

EBITDA	902.4	907.3	(0.5%)
Depreciation and Amortisation	381.2	404.3	(5.7%)
Operating Income	521.2	502.9	3.6%

EBITDA Margin	39.8%	39.7%	0.2pp
Capex	206.4	165.3	24.9%
Capex as % of Revenues	9.1%	7.2%	1.9pp
EBITDA minus Capex	696.0	742.0	(6.2%)

(1)	Includes intragroup transactions.

Domestic Mobile Business - TMN

At 31 December 2004, PT owned 100% of the domestic mobile business (TMN).

The domestic mobile business - TMN - reported a solid performance in 2004, consolidating its leading position, with around half of active customers in the market, and strongly increasing cash flow generation. Total subscribers at the end of the year topped the five million mark.

As the potential for customer growth becomes more limited, given the high level of mobile penetration, the focus shifts towards customer retention and segmentation in order to increase the value of the existing customer base. In order to achieve these objectives, TMN seeks to continually adjust its offer to meet customer needs, while at the same time attempting to improve the value derived from each customer. In 2004, TMN tackled this challenge in two ways. Firstly, by attempting to increase the mobility premium in the market (among the lowest in Europe), by increasing prices; and secondly, by striving to raise the percentage of revenues derived from data services. The aim to increase the customer bill is all the more important when set against a backdrop of falling fixed-to-mobile interconnection rates.

In 2004, all three operators in the market launched 3G services, with TMN being the first operator to offer a service of videocalls. The 3G handsets available to customers are dual-mode, functioning both on UMTS and GSM/GPRS, and thus allowing customers to use all the voice, multimedia and data services already offered by TMN. UMTS coverage now extends to the largest cities in Portugal and is in the process of being expanded to cover the entire country.

The Euro 2004 Football Championship held in June provided an excellent opportunity to explore the potential of 3G from a marketing and service application point of view. Leveraging on the exclusive content for Portugal obtained from sponsoring the event, TMN used its multimedia portal - i9 - to launch a large numbers of services around the event, such as video downloads of goals, tourists helpdesk, among others. The event also had an important contribution in terms of roaming revenues in the second quarter of the year.

With the objective of improving customer retention and segmentation, TMN redesigned its entire offer of prepaid pricing plans. In what was known as the ‘‘TMN puts everything in black and white’’ campaign, the customers had the possibility of choosing the pricing plan that was most appropriate for their needs by launching a special advisory service for the effect. The take-up of the new pricing plans was very encouraging.

Another example of the drive to meet new customer needs was the launch of the ‘‘Serie K’’ sub-brand that targets the 10 to 15 year old segment. The results of this initiative have been very positive, with TMN improving its market share in the youth segment during 2004.

In terms of data services, TMN increased the price of SMS by 30% in July 2004 and simultaneously launched a campaign of large SMS bucket plans for heavy users. In effect, this allowed for an increase in the average yield per SMS, which, combined with higher overall usage, resulted in an increase of data revenues to 10% of service revenues.

ARPU decreased by 3.4% in 2004 to Euro 24.4, mainly as a result of the reduction in interconnection fees, the traffic promotions launched aimed at stimulating usage, and the rising weight of on-net traffic. Customer bill remained broadly flat at Euro 18.3 in 2004, with the increase in the yield per minute being offset by the rising weight of on-net calls. Interconnection bill fell by 10.5% in 2004 as a result

2004 ANNUAL REPORT

of the several cuts in fixed-to-mobile interconnection fees over the past quarters. On 1 July 2004, fixed-to-mobile interconnection rates were cut by 10% to Euro 0.185. Minutes of usage (MOU) decreased by 1.7% in 2004 to 121 minutes, primarily as a result of the rising weight of double SIM card penetration and a subdued economic environment.

Operating revenues of TMN in 2004 reached Euro 1,588 million, an increase of 4.3%, primarily reflecting the growth of the customer base. Service revenues increased by 4.1% to Euro 1,440 million, underpinned by the 6.9% increase in billing revenues that more than offset the reduction in interconnection revenues due to the fall in the interconnection rates. Revenues from handset sales increased by 6.9% to Euro 148 million in 2004.

The focus on continually improving operating efficiency and contain subscriber acquisition and retention costs allowed for an expansion of the EBITDA margin in 2004 to 47.0% . As a result, EBITDA increased by 8.2% to Euro 747 million.

Capex in 2004 decreased by 5.8% y.o.y to Euro 159 million, equivalent to 10.0% of operating revenues. Capex was mainly directed towards the expansion of network capacity and coverage, improvements in quality of service and customer care, and UMTS investments (approximately a third of TMN’s capex).

As a result of the strong expansion of EBITDA and the reduction in capex, the cash flow generated, measured as EBITDA minus Capex, increased by 12.8% in 2004 to Euro 588 million.

Domestic Mobile Income Statement (1)

Euro million	2004	2003	y.o.y

Operating Revenues	1,588.3	1,522.6	4.3%
Services Rendered	1,440.2	1,384.1	4.1%
Billing	1,081.1	1,011.5	6.9%
Interconnection	359.0	372.6	(3.6%)
Sales	148.1	138.5	6.9%

Operating Costs excluding D&A	841.6	832.7	1.1%
Wages and Salaries	56.3	59.2	(4.9%)
Costs of Telecommunications	296.6	295.5	0.4%
Own Work Capitalised	(1.6)	(4.4)	(64.4%)
Cost of Products Sold	170.9	154.7	10.4%
Marketing and Publicity	28.5	26.3	8.5%
General & Administrative	198.6	210.8	(5.8%)
Provision for Doubtful Receivables	31.4	31.4	0.1%
Other Net Operating Costs	60.9	59.3	2.6%

EBITDA	746.7	689.9	8.2%
Depreciation and Amortisation	200.9	189.9	5.8%
Operating Income	545.8	500.0	9.2%

EBITDA Margin	47.0%	45.3%	1.7pp
Capex	158.8	168.5	(5.8%)
Capex as % of Revenues	10.0%	11.1%	(1.1pp)
EBITDA minus Capex	587.9	521.4	12.8%

(1)	Includes intragroup transactions.

Brazilian Mobile Business - Vivo

At 31 December 2004, PT owned 50% of Brasilcel, which in turn owned an interest in TCP (65.12%), TSD (90.89%), CRT (68.33%) and TBE (50.59%) . TCP owned an interest in TCO (51.42%) and GT (100%).

Vivo experienced its best ever year in 2004, continuing its leading position in the explosive Brazilian mobile market. By the end of 2004, there were 65.6 million mobile subscribers in Brazil - an increase of 42% on 2003, with a record 19 million net additions. Mobile penetration in the country increased by over 10pp to almost 37%, 14pp higher than fixed line penetration in Brazil.

By the end of 2004 Vivo had more than 26.5 million active customers, an increase of 28.5%, adding almost 6 million subscribers during the year. The company again confirmed its position as the uncontested leader in this exciting market. Vivo now has 40.5% of the mobile market in Brazil, double that of its nearest competitor, and has now become the 10th biggest mobile operator in the world. All this achieved against a backdrop of intense commercial activity and competition.

2004 ANNUAL REPORT

The company continues to lead the way in gaining net additions, developing brand awareness, innovation, quality of service and achieving profitability. Although the Vivo brand is a relative newcomer in Brazilian mobile communications, operating for less than two years, it is already one of the most recognised brands in the sector, winning several prizes and supporting the growth of the business.

The fact that the Brazilian population recognises and trusts the Vivo brand has been crucial in increasing penetration, namely as the acceleration of the Brazilian mobile market has been largely driven by prepaid customers, which represented at December 2004 already 80.5% of Vivo’s customer base (plus 4pp than in 2003). This growth in the proportion of prepaid subscribers has been the main reason behind the decline in ARPU and MOU. In 2004, Vivo’s blended ARPU decreased by 16.8%; over 75% of this decline is due to the increased number of prepaid customers and the impact of SMP rules (namely the introduction of ‘‘bill & keep’’ and loss of long distance traffic). MOU, and subsequently ARPU, was also impacted by the negative development of incoming traffic.

In 2004, Vivo launched new services, products and promotions in a successful effort to stand out from the crowd. Creative services such as locating services, virtual games and videostreaming were offered to ensure that the customer could differentiate Vivo from its competitors.

Attracting significant numbers of subscribers away from Vivo’s competitors saw the company increase its focus on the customer and customer needs in 2004. Improvements include the launch of innovative customer services, supported by the investment in the network capacity, and the rollout of more sophisticated technologies such as CDMA. Capex, which amounted to R$ 1.924 million in 2004, included the development of the CDMA 1xRTT 2.5G network, providing a larger bandwidth, therefore supplying a platform for more exciting services in the future. Vivo also invested in the first steps to fully launch EV-DO (Evolution Data Optimised), a system that supports third generation services.

Technological leadership and innovation has already had an important impact on the proportion of data included in total service revenues. In 2004, total data represented 4.0%, which compares with 2.2% in the previous year. Approximately 20% of data revenues were related to multimedia services, internet access and locating services, supported on the 1xRTT platform. It has also reduced churn by 0.5pp in 2004, reflecting improved customer satisfaction.

Vivo’s operating revenues, stated in Brazilian Reais, in accordance with Portuguese GAAP and including pro forma information from TCO in 2003, increased by 8.7% in 2004 to R$ 10,929 million. In 2004, EBITDA declined 4.3% in the period to R$ 3,609 million, while the EBITDA margin reached 33%, a higher level than the majority of the mobile industry in Brazil. The decline in EBITDA margin is explained by the rapid expansion of the customer base, increasing competition due to the reduction of equipment entry levels, aggressive marketing campaigns and new entrants launching mobile operations. Against this backdrop, the EBITDA performance was extremely encouraging and represented around 60% of the EBITDA of the total Brazilian mobile market.

Excluding costumer acquisition costs, the EBITDA margin would have increased by 1.6pp to 49.2%, reflecting the initiatives to control, reprocess and consolidate the group structure, namely in terms of the management, accounting and sales force. In 2004, Vivo also created a data process unit and initiated the consolidation of IT platforms, helping to improve efficiency and economies of scale across the company. The underlying trends of profitability remain extremely healthy and intact, enforcing confidence in the future of the business.

Vivo’s operating cash flow, measured as EBITDA minus capex, reached R$ 1,686 million in the year, making the company the only operator in the Brazilian mobile industry that was able to achieve positive operating cash flow in 2004.

2004 ANNUAL REPORT

Brazilian Mobile Income Statement (1)

R$ million	2004	2003 (2)	y.o.y

Operating Revenues	10,929.3	10,053.5	8.7%
Services Rendered	8,605.4	8,132.6	5.8%
Sales	2,324.0	1,920.8	21.0%

Operating Costs excluding D&A	7,320.0	6,281.7	16.5%
Wages and Salaries	677.3	558.4	21.3%
Costs of Telecommunications	638.1	872.0	(26.8%)
Costs of Products Sold	2,699.2	2,126.8	26.9%
Marketing and Publicity	496.4	372.0	33.5%
General & Administrative	2,126.3	1,841.7	15.5%
Provision for Doubtful Receivables	396.1	419.9	(5.7%)
Other Net Operating Costs	286.6	91.0	214.8%

EBITDA	3,609.3	3,771.7	(4.3%)
Depreciation and Amortisation	1,947.6	1,832.5	6.3%
Operating Income	1,661.7	1,939.2	(14.3%)

EBITDA Margin	33.0%	37.5%	(4.5pp)
Capex	1,923.7	1,147.3	67.7%
Capex as % of Revenues	17.6%	11.4%	6.2pp
EBITDA minus Capex	1,685.6	2,624.4	(35.8%)

(1)	Information prepared in accordance with Portuguese GAAP.
(2)	Pro forma information including 12 months of TCO.

Multimedia Business - PT Multimedia

At 31 December 2004, PT owned directly 57.56% of PTM and through equity swap contracts had access to an additional share capital of 9.74% . Furthermore, PT has also signed derivative contracts, which give the option to acquire up to an additional 4.8% of PTM under certain terms and market conditions.

Operating revenues increased by 6.6% in 2004 to Euro 730 million, primarily as a result of the growth in the Pay-TV and cable internet business. Traditional media revenues also recovered in 2004, benefiting from the recovery in the Portuguese advertising market, which was boosted by events like Euro 2004. The audiovisuals business was negatively impacted by the loss of the Sony distribution contract.

EBITDA margin improved by 6.6pp in 2004 to 26.3%, supported on improvements across all three businesses. This resulted in an increase of EBITDA of 42.3% to Euro 192 million. Despite an increase in total capex to Euro 81 million, EBITDA minus Capex improved by 43.8% in 2004 to Euro 111 million.

Multimedia Income Statement (1)

Euro million	2004	2003	y.o.y

Operating Revenues	729.8	684.3	6.6%
Pay-TV and Cable Internet	495.4	432.8	14.5%
Audiovisuals	80.0	107.7	(25.8%)
Media	154.0	143.8	7.1%
Other	0.5	0.0	n.m.

Operating Costs excluding D&A	538.2	549.6	(2.1%)
Wages and Salaries	86.7	83.8	3.5%
Costs of Telecommunications	26.8	25.2	6.4%
Costs of Products Sold	25.7	59.1	(56.6%)
Marketing and Publicity	39.6	30.2	30.9%
General & Administrative	312.0	306.6	1.8%
Provision for Doubtful Receivables	12.6	14.2	(11.8%)
Other Net Operating Costs	34.9	30.6	14.0%

EBITDA	191.6	134.7	42.3%
Depreciation and Amortisation	58.6	63.0	(7.0%)
Operating Income	133.0	71.7	85.5%

EBITDA Margin	26.3%	19.7%	6.6pp
Capex	80.5	57.4	40.2%
Capex as % of Revenues	11.0%	8.4%	2.6pp
EBITDA minus Capex	111.1	77.2	43.8%

(1)	Includes intragroup transactions.

Pay-TV and Cable Internet Business
The Pay-TV business successfully addressed several key challenges in 2004. These challenges were to continue growing the customer base, to improve the service offering and quality of service, to reposition the brand, and to further improve operating efficiency.

With the network rollout practically complete, the focus was placed on increasing the Pay-TV customer base, through cable and DTH, and the penetration of premium services and broadband. Homes passed totalled 2.6 million at the end of the year, of which approximately 95% were bi-directional and, therefore, broadband enabled.

Pay-TV customers increased by 7.7% in 2004 , reaching a total of 1.6 million by the end of the year, supported by growth in both the cable and DTH platforms. Given the relatively high penetration of Pay-TV in certain cabled areas, added focus is being given to DTH in order to continue driving customer growth. In August, the upfront cost of buying a DTH dish was cut by a third, which led to a meaningful pickup in sales. Additionally, the DTH distribution network was reorganised in order to improve sales momentum. The launch of an enriched digital offer also contributed towards customer growth in 2004.

2004 ANNUAL REPORT

In terms of the premium offer, the sports channel continued to grow at a healthy pace, with 21 new subscriptions being added to a total of 441 thousand. As for the movie channels, the focus was on expanding and improving the quality of the offer to subscribers. With that in mind, a third channel, focused on action movies, was added to the existing two premium movie channels. The overall pay-to-basic ratio at the end of 2004 stood at 55.6% .

In line with the group strategy, cable broadband was a priority during 2004. The broadband customer base continued to grow strongly, reaching 315 thousand accesses at the end of the year, which represents an increase of 36.9% over the previous year. Cable broadband penetration at the end of 2004 reached 27.2% of total cable customers. The launch of the first prepaid broadband product in Portugal, under the brand ‘‘Zzt!’’, was a major success that clearly underpinned continued growth in broadband. Furthermore, it paved the way to rejuvenate the ‘‘Netcabo’’ brand, used for the other cable broadband products. The investments made to improve the packages and other materials of Netcabo’s points of sale, also helped improve the quality of service.

The repositioning the Pay-TV brand, “ TV Cabo” , towards a more sophisticated and hi-tech service was an important challenge during 2004. However, it necessarily had to backed-up by an important effort to improve quality of service and customer care.

During the course of 2004, important investments were made in terms of new CRM and billing systems, which should allow in the future for improved customer care and better market segmentation. The systems migration occurred primarily in the last four months. Once the new systems are stable, the quality of service should improve significantly.

Blended ARPU increased by 6.6% in 2004 to Euro 25.4, supported on the 4.5% increase in Pay-TV ARPU and the higher penetration of broadband services. Broadband ARPU fell by 13.4% to Euro 24.7, on the back of the normal dilution resulting from a higher weight of prepaid customers.

Operating revenues continued to grow strongly in 2004, rising by 14.5% to Euro 496 million, as a result of the increase in revenues from Pay-TV, broadband Internet and advertising.

Revenue growth and a continued focus on operating efficiency resulted in an EBITDA margin of 39.6% in the fourth quarter of 2004, positioning PT’s Pay-TV business firmly in the top tier in the industry. This achievement marks a path of margin improvement in excess of 20pp over the past three years. For the whole year, the EBITDA margin reached 36.9%, with EBITDA amounting to Euro 183 million.

In 2004, capex increased by 59.0% to Euro 71 million, equivalent to 14.3% of revenues, primarily as a result of increased spend in IT and in the network redundancy to improve the programming offer and the quality of service. In 2004, capex also included the investment in the right to use satellite capacity of a fourth transponder. EBITDA minus Capex, increased by 33.9% in 2004 to Euro 112 million.

Pay-TV and Cable Internet Income Statement

Euro million	2004	2003	y.o.y

Operating Revenues	495.6	432.8	14.5%
Pay-TV	378.1	334.3	13.1%
Broadband	81.4	64.7	25.8%
Advertising	20.5	14.9	37.6%
Sales and other	15.6	18.8	16.9%

EBITDA	182.8	128.2	42.6%
Depreciation and Amortisation	43.4	46.2	(5.9%)
Operating Income	139.4	82.0	69.9%

EBITDA Margin	36.9%	29.6%	7.3pp
Capex	70.6	44.4	59.0%
Capex as % of Revenues	14.3%	10.3%	4.0pp
EBITDA minus Capex	112.2	83.8	33.9%

Audiovisuals Business
Operating revenues of the audiovisuals business decreased by 22.7% in 2004 to Euro 90 million. This performance was negatively impacted by the end of the distribution contract with Sony and the decline of 13.0% y.o.y in video revenues, as a result of the combination of a less appealing movie portfolio, with the increase in piracy and the decrease in DVD reference prices.

In spite of the strong decrease in operating revenues, EBITDA in the audiovisuals business increased by 4.4% in 2004 to Euro 11 million, underpinned by a major cost rationalisation programme. The combination of a significant reduction in capex to Euro 4million, notwithstanding the investment in refurbishing and opening of several movie theatres,

2004 ANNUAL REPORT

resulted in a strong improvement in the cash flow of this business, with EBITDA minus Capex totalling Euro 8 million in 2004.

Media Business (Lusomundo Media)
Lusomundo Media revenues increased by 7.0% in 2004 to Euro 154 million, on the back of the advertising market recovery initiated at the end of 2003 and the hosting by Portugal of events like Euro 2004 and Rock in Rio.

A combination of top line growth and EBITDA margin expansion, which almost doubled to 6.5%, resulted in EBITDA growth of 95.5% in 2004. EBITDA in the year amounted to Euro 10 million. The strong growth in EBITDA allowed for a meaningful improvement in cash flow, with EBITDA minus Capex increasing from less than Euro 1 million in 2003 to almost Euro 4 million in 2004.

Research and Development

Applied research activity is concentrated in the Innovation Plan, which comprises projects ensuing from the Innovation Contract, collaborative R&D projects co-funded by the EU, EUROSCOM, and a set of national programmes intended to boost innovation. The 2004 Innovation Contract included 13 projects, covering areas such as the environment, home services, Wimax broadband radio accessing, IPV6, video on demand, interactive multimedia services, IP network signalling, and the supplying of telecommunication network resources and new business models.

In the domain of the IST (Information Society Technologies) Programme, the guidelines related to the projects belonging to the 5th Framework Programme were pursued, namely in the Seacorn and Opium projects, the area of development for 3G mobile networks, and the IST@Home project, which tested and presented access network solutions and home networks capable of supporting remote social services of the e-Care sort.

In early 2004, among the five projects from the first call for proposals of the 6th Framework Programme that were launched, the following can be highlighted: the integrated MUSE projects -advancements in the broadband access network -, and DAIDALOS -development and presentation of a Beyond 3G network architecture -, where PT is responsible for the technical guidelines.

The development, production and integration of NETB@ND technology telecommunication solutions showed a significant increase in 2004, and a concomitant growth in revenues, notably in the case of PT Comunicações. Among the most significant achievements stand the consolidation of the performance assessment solution for operators Vivo and Unitel, by type of service, and for fixed, mobile and IP networks; the try-and-buy trials conducted on operators TMN, PT Comunicações and Meditelecom; the awarding of a supply contract for SDH systems for Vivo’s access network; the installation of a fiber optic cabinets for Vivo; the deployment of MicroDslam Solutions (ADSL) at the Euro 2004 Stadiums and Rock-in-Rio Lisbon; the preparation of TMN’s UMTS trial network (‘‘try-and-buy” ), based on MABEL/AGORA_NG solutions, and the development of the broadband component in the GEREX System, which granted it unmatched ability and functionalities for the pre-qualification for network lines (annex A/B) for ADSL.

2004 ANNUAL REPORT

In the area of intelligent networking services and solutions and of service platforms, the year of 2004 was marked by the contract award for the technical solution which will allow the unification of the pre-paid system on Vivo. Based on an innovative architecture, the NGN (Next Generation Network), which was made available still during 2004, will be able to support 50 million clients, up to the year of 2007. During 2004, the twenty NGN platforms deployed in the Group’s mobile operators have supplied services to over 22 million clients worldwide and processed over 18,000,000,000 calls, which is to say 573 calls per second.

Still in 2004, PT also won two international tenders launched by Vivo: one for the deployment of a global network management solution at the new National Centre for Network Management, jointly with HP and Telefónica Soluciones; and the other for a Datawarehouse solution, jointly with Telefónica Research and Development, which will most likely constitute the largest Datawarehouse in the whole of South America.

As for other service platforms, the following stand out: the coming into operation of the SMS real time pricing platform at Méditelecom, the implementation of UniBox (Unified Messaging Platform) at Cabo Verde Telecom, the development and deployment of MMS-C (Multimedia Messaging) on PT Comunicações’ fixed network, and the new achievements regarding TMN’s i9 portal.

In regard to voice services, certain advancements effected on behalf of TMN on the VoxTMN Platform are noteworthy - namely services such as TMN News, City Guide, VIP Call (telephonic content broadcasting service used during Euro 2004), VMS (recording and sending of voice messages to any phone network in Portugal), as well as the InfoAzores and collect call services. During the year of 2004, TMN delivered over 6 million calls using PT’s VoxTMN Platform.

The Group’s R&D costs totalled Euro 10.6 million in 2004, in comparison with last year’s Euro 14.3 million.

SUSTAINABILITY

Corporate sustainability: sharing a long term value

Sustainability is an integral part of the corporate strategy of Portugal Telecom, as a means of creating value for all stakeholders in the long term. PT’s economic and financial development was always accompanied by the concern for the development of society and the protection of the environment.

The sustainability strategy of Portugal Telecom rests on three main elements: economic, environmental and social. In order to correctly evaluate a company, it is important not only to study the financial performance, but also to analyse the social, environmental and economic components. The wealth creation for all stakeholders is only achievable through a sustainable and integrated development of the company.

PT has been developing, over the years, a set of internal and external processes and practices that illustrate its corporate responsibility and represent good sustainability practices.

PT will publish its first CSR (Corporate Social Responsibility) report, in the second quarter of 2005, where the procedures as well as economic, social and environmental indicators will be presented, allowing for the analysis of the company’s performance in terms of the three elements of sustainability. This report will also contain the commitments that PT assumes with its stakeholders. With a domestic scope, this report will follow the guidelines of the Global Reporting Initiative (GRI) and will be audited by an external firm.

Social Element: sharing value with the community

The social element can be separated in the internal component which is related with the human resources management, and in the external component, social responsibility, related with the company’s life and integration in the community.

Human Resources

The commitment letter for strategic management of the Human Resources of Portugal Telecom, signed in 2004, illustrates the investment that PT intends to continue making regarding one of its main assets: the employees. These commitments include the establishment of objectives, a periodic performance analysis, the development of the perspectives of professional enrichment, the regular communication of strategic decisions, the development of mechanisms to improve the communication between employees and the management, as well as the implementation of employees’ satisfaction surveys.

Training continues to be very important for PT, having been reached a significant increase in terms of total number of hours of training and number of hours of training per employee, with a reduction of the cost per hour. During 2004, PT undertook the following hours of training:

  Wireline, mobile and multimedia
  206 000 hours of training (an increase of 48% y.o.y)
  20 hours of training per employee (an increase of 45% y.o.y)
  Training costs per hour: Euro 20.5 (a decrease of 23% y.o.y)

In addition, PT promotes several volunteer programmes, contributing to a number of corporate benefaction initiatives. Under these programmes, PT supports the necessary costs for the employees to co-operate in volunteer work, having established a maximum annual limit of 5 days per worker. The strategic areas of the volunteer programme include: training, consultancy and business, web, entertainment, culture and environment.

2004 ANNUAL REPORT

During 2004, 709 volunteer initiatives were undertaken, involving 547 employees in a total of 3 939 hours. 601 institutions and 60 940 people were benefited.

PT’s support also extends to the families of the employees. At the end of 2004, PT launched a scholarship programme for the employees’ children, subject to their income level. PT also launched a programme to promote broadband, through the selling in special conditions of PCs with broadband access.

In the health sector, PT offers health insurance to all its employees and their families, reaching around 110 000 beneficiaries. It is managed by PT ACS, a non-profit organisation, whose objective is to promote and protect health, through the direct or indirect rendering of preventive, curative and rehabilitative medical.

As a result, there is a positive trend in terms of employee satisfaction, which rose to 6.7 in 2004 from 6.5 in 2003, on a scale of 10. Also encouraging is the fact that the participation in the survey improved from 42% in 2003 to 56% in 2004. Areas such as communication, regarding expectations and leadership, had the most significant improvement, within the analysed vectors.

Social Responsibility

Externally, PT has developed over the years a vast number of social responsibility initiatives. The development of products and services for clients with handicaps, as well as services especially tailored for people with low income, such as the elderly, characterise the responsible nature of the company.

This commitment with the society is patent in the creation of the Fundação PT, an institution to implement and manage the social intervention policy, as well as to support the development of social responsibility. Its activities comprise many domains, namely:

  Information and knowledge society
  Reduction info-exclusion
  Programmes for citizens with special needs
  Development of personal and professional skills (through scholarships and awards)
  Preservation of PT’s history and heritage
  Cultural patronage
  Social benefaction

In 2004, the investment in social intervention and patronage of the Fundação PT (founded in July 2004) amounted to Euro 4 million.

Environmental Element: sharing value with the environment

Environmental policy is fundamental in the various companies of the Group. It translates, for example, in the environmental certification ISO 14001 of PT Comunicações and TMN (which represent around 80% of the domestic revenues of PT).

This certification involves the existence of an integrated environmental management model and the intervention at the value chain level: for example, the environmental element is one of the criteria in supplier selection.

Environmental policies are developed around different strategic lines such as:
  Waste management
  Efficient consumption of energy, water and fuel.
  The control of impacts, namely those of antennas
  Continued training

During 2004, PT signed the letter of sustainability of ETNO, European Telecommunication Network Operators Association, where it was recognised that sustainability must be at the centre of PT’s activity. In this letter, PT compromises to develop and include the issues pertaining to sustainability and the environment in its daily business activities.

Other subsidiaries such as PT Inovação, PT Contract, PT PRO and TV Cabo are also promoting business models based on environmental best practices.

Economic Element: sharing value with the shareholders

In the economic element, which is related to the internal practices and processes of managing the company, PT is today a reference, in line with international best practices, through the fulfilment of the requirements for transparency and information disclosure to the capital markets and the supervisory bodies.

Issues related to the economic element were developed in the sections of capital market and corporate governance.

PROSPECTS

PT will continue to focus on exploring the growth potential of its existing asset portfolio in 2005, namely its integrated telecommunication and multimedia operations in Portugal and its mobile business in Brazil. Competitive and regulatory pressures, as well as the maturity of certain businesses, will demand a constant focus on operating efficiency across the company. PT intends to continue to promote customer retention, simultaneously seeking to increase the value of each customer through the offer of new and innovative services.

Wireline
The wireline business intends to continue to place a strong focus on minimising traditional line loss, through the aggressive promotion of broadband and a range of tailored pricing plans. Regulation should remain a key driver of business performance, with the announced decision on fixed-to-mobile interconnection rates having a visible impact on operating revenues. Regulatory decisions on local loop unbundling prices and wholesale line rental may also present added challenges to business performance. To face these challenges, PT will proceed with its cost rationalisation efforts, underpinned by a staff redundancy programme that should lead to continued headcount reduction in 2005. PT’s objective for the wireline business is to preserve operating margins and cash flow generation.

Mobile

2004 ANNUAL REPORT

The ongoing rollout of 3G services in Portugal will be a key strategic initiative of the domestic mobile business in 2005. UMTS coverage will continue to be expanded, while the launching [and promotion] of new services and applications based on 3G should result in a growing number of customers using this technology. Regulatory-imposed cuts on interconnection prices should place added pressure on revenue and EBITDA growth. PT plans to offset this pressure by focusing on increasing the mobility premium in the market, which is among the lowest in Europe, and by continuing to improve the operating efficiency of the business.

The focus in Brazilian mobile in 2005 should continue to be on profitable growth and retention of value customers. The market continues to offer an attractive growth opportunity that PT will continue to explore, consolidating its leading position in the market. A challenging competitive environment is likely to remain in place, which combined with expected strong customer growth, should continue to influence operating margins. The ongoing rollout of 1xRTT and the launch of EV-DO in new coverage areas should reinforce the company’s positioning as the first and leading 3G operator in Brazil.

Multimedia
The multimedia business plans to continue to take advantage of the significant growth potential that the Pay-TV market in Portugal still offers. To that end, the company intends to focus on growing the customer base, with particular emphasis being given to the DTH platform. The strong push in broadband and the increase in premium services, levered on the set top boxes digitalisation, should underpin ARPU expansion in 2005. PT Multimedia plans to step up its efforts in terms of quality of service and customer care, leveraging on important investments made during 2004, and by increasing the initiatives to further certificate its service providers. The focus on digital services as a means of improving the offer and enhancing customer segmentation should be an important strategic initiative during 2005.

Financials
In terms of financial condition, PT intends to preserve its solid financial indicators, which give it significant financial flexibility to continue pursuing its stated strategy. PT plans to continue to invest in the growth opportunities presented by its business portfolio, with particular emphasis on broadband, mobile and Pay-TV services, observing strict investment criteria.

2004 ANNUAL REPORT

Shareholder Remuneration
Pursuant to the commitment of creating and delivering shareholder value, the Board of Directors shall submit a proposal to the company’s Annual General Meeting for the payment of a dividend per share of Euro 0.35 for the year ended 31 December 2004, which represents an increase of almost 60% over the previous year. Additionally, the Board of Directors has announced the proposal to execute a new share buyback of 3% to be completed by the end of 2005, depending on market conditions.

Lisbon, 2 March 2005.

The Board of Directors

2004 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

	Notes	2004	2004	2003

		US Dollar	Euro	Euro
Current Assets:
Cash and cash equivalents		597,281,611	441,188,958	258,903,507
Short-term investments and cash equivalents	5	2,029,228,318	1,498,912,925	2,272,188,060
Accounts receivable-trade, net:
Third parties	6	1,578,807,958	1,166,204,726	1,118,013,145
Accounts receivable-other, net:
Third parties	7	571,830,925	422,389,515	365,374,895
Affiliates	7	45,757,052	33,798,975	33,910,549
Inventories, net	8	239,754,082	177,097,121	102,884,982
Deferred Taxes	29	1,047,585,417	773,811,063	748,141,425
Prepaid expenses and other current assets	9	208,007,196	153,646,917	140,241,889

Total current assets		6,318,252,561	4,667,050,200	5,039,658,452

Investments, net	10	585,671,041	432,612,676	448,079,192
Fixed Assets, net	11	5,500,300,242	4,062,860,276	4,267,958,038
Intangible Assets, net - Other	12	4,349,562,968	3,212,854,903	3,150,122,385
Non-Current Deferred Taxes	29	666,040,542	491,978,536	583,471,389
Other Non-Current Assets, net	7	130,035,968	96,052,569	68,525,804

Total assets		17,549,863,321	12,963,409,160	13,557,815,260

Current Liabilities:
Short term debt and current portion of medium and long-term debt	13	1,891,046,780	1,396,843,537	1,191,078,724
Accounts payable-trade:
Third parties		963,411,992	711,635,391	672,392,961
Affiliates		17,146,015	12,665,102	11,470,569
Accounts payable-other:
Third parties	14	766,358,206	566,079,337	535,007,267
Affiliates		147,800,161	109,174,295	7,007,560
Accrued expenses	15	864,415,369	638,510,392	589,394,613
Taxes payable	16	112,111,484	82,812,442	102,925,601
Deferred Taxes	29	37,830,631	27,944,032	32,793,924
Deferred income	17	321,506,712	237,484,645	212,413,495

Total current liabilities		5,121,627,350	3,783,149,173	3,354,484,714

Medium and Long-Term Debt	13	4,963,326,528	3,666,218,443	4,555,614,003
Accrued Post Retirement Liability	30.3	1,719,147,629	1,269,868,244	1,256,038,995
Non-Current Deferred Taxes	29	390,877,738	288,726,354	300,731,656
Provisions for other risks and costs	18	623,934,347	460,876,309	361,379,666
Other Non-Current Liabilities	18	282,631,247	208,768,834	144,771,333

Total liabilities		13,101,544,840	9,677,607,357	9,973,020,367

Minority Interests	19	786,591,145	581,024,631	643,967,968

Shareholders' Equity:
Share capital	20	1,579,187,461	1,166,485,050	1,254,285,000
Capital issued premium	20	124,150,081	91,704,891	91,704,891
Treasury shares		-	-	(210,040,062)
Legal reserve	20	208,789,907	154,225,075	144,184,287
Other reserves and retained earnings		4,105,612,071	3,032,657,757	3,682,035,130
Cumulative foreign currency translation adjustments		(3,033,081,944)	(2,240,420,996)	(2,261,577,622)
Net income		677,069,760	500,125,395	240,235,301

Total equity		3,661,727,335	2,704,777,172	2,940,826,925

Total liabilities and shareholder's equity		17,549,863,321	12,963,409,160	13,557,815,260

The accompanying notes form an integral part of these financial statements.

2004 ANNUAL REPORT

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Notes	2004	2004	2003	2002

		US Dollar	Euro	Euro	Euro
Operating Revenues:
Services rendered	21	7,142,826,657	5,276,131,376	5,056,469,413	4,950,845,832
Sales of merchandise and products	21	835,235,333	616,956,222	583,532,339	492,030,480
Telephone directories	21	175,677,716	129,766,373	136,109,823	139,156,808

Total operating revenues		8,153,739,706	6,022,853,971	5,776,111,575	5,582,033,120

Operating Costs and Expenses:
Wages and salaries	22	1,010,160,412	746,166,651	705,902,478	694,775,367
Post retirement benefits	30.4	187,517,504	138,511,969	222,942,179	183,213,062
Costs of telecommunications	23	747,637,982	552,251,427	587,145,058	622,938,664
Depreciation and amortization	11 and 12	1,296,043,468	957,337,471	953,978,392	962,824,885
Subsidies		(20,465,526)	(15,117,097)	(20,627,776)	(31,519,859)
Maintenance and repairs		161,856,478	119,557,156	126,536,660	129,248,379
Own work capitalized		(121,180,723)	(89,511,540)	(74,499,765)	(114,033,783)
Raw materials and consumables		92,622,629	68,416,774	73,999,927	97,182,987
Costs of products sold		805,079,832	594,681,513	550,154,948	462,664,452
Telephone directories		117,605,143	86,870,397	90,419,679	92,049,002
Marketing and publicity		255,497,772	188,726,379	141,945,303	108,812,870
Concession rent	1	-	-	-	16,278,750
Other general and administrative	24	1,456,610,898	1,075,942,457	966,525,817	925,561,923
Provision for doubtful receivables, inventories and other	28	232,489,875	171,731,330	130,806,217	132,763,318
Other net operating income		(91,101,871)	(67,293,449)	(89,988,262)	(45,258,357)
Taxes other than income taxes		170,570,352	125,993,760	97,143,507	77,840,569

Total operating costs and expenses		6,300,944,225	4,654,265,198	4,462,384,362	4,315,342,229

Operating Income		1,852,795,481	1,368,588,773	1,313,727,213	1,266,690,891

Other Expenses (Income):
Net interest expenses		274,629,263	202,858,076	201,838,301	197,060,843
Net foreing currency exchange losses/(gains)		44,332,332	32,746,589	41,905,966	(87,776,346)
Other net financing costs/(income)	25	16,914,521	12,494,106	(95,372,242)	111,736,185
Goodwill amortization	12	131,484,426	97,122,489	110,612,770	142,909,438
Equity in (earnings)/losses of affiliated companies, net	10	(37,530,019)	(27,721,982)	19,156,675	160,873,350
Net losses/(gains) on sales and disposals of fixed assets	26	16,261,476	12,011,727	(28,630,291)	(3,966,594)
Work force reduction program costs	30.4	231,281,630	170,838,846	314,084,702	53,701,919
Non-recurring itens, net	27	118,348,034	87,419,142	52,784,472	38,622,625

Income Before Income Taxes		1,057,073,818	780,819,780	697,346,860	653,529,471
Provision for income taxes	29	(242,499,860)	(179,125,321)	(377,886,629)	(337,094,337)

Net Income Before Minority Interests		814,573,959	601,694,459	319,460,231	316,435,134
Loss/(income) applicable to minority interests	19	(137,504,199)	(101,569,064)	(79,224,930)	74,620,664

Net Income		677,069,760	500,125,395	240,235,301	391,055,798

Earnings per Share and ADS (USD/EUR)		0,58	0,43	0,19	0,31

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR
THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Amounts stated in Euros)

	Share Capital	Capital Issued Premium	Treasury Shares	Legal reserve	Other reserves	Cumulative foreign currency translation adjustments	Retained earnings

Balance as of December 31, 2001	1,254,285,000	2,149,565,000	-	128,814,507	1,935,039,113	(944,948,774)	144,028,261

Earnings allocated to reserves	-	-	-	15,369,780	-	-	(15,369,780)
Foreing currency translation adjustments (Note 3.s))	-	-	-	-	-	(1,321,467,418)	-
Gains on the sale of own shares	-	-	-	-	(2,400,223)	-	-
Dividends paid	-	-	-	-	-	-	(125,428,500)
Provision for impairment	-	-	-	-	-	-	(500,000,000)
Other adjustments	-	-	-	-	87,358,287	-	(84,576,821)
Net income - 2002	-	-	-	-	-	-	391,055,798

Balance as of December 31, 2002	1,254,285,000	2,149,565,000	-	144,184,287	2,019,997,177	(2266,416,192)	(190,291,042)

Acquisition and sales of treasury shares, net	-	-	(210,040,062)	-	-	-	-
Distribution of PT shares to employees	-	-	-	-	(4,794,502)	-	-
Capital issed premium alocated to retained earnings	-	(2,057,860,109)	-	-	-	-	2,057,860,109
Foreing currency translation adjustments (Note 3.s))	-	-	-	-	-	4,838,570	-
Gains on the sale of own shares	-	-	-	-	(276,767)	-	-
Dividends paid	-	-	-	-	(200,685,600)	-	-
Other adjustments	-	-	-	-	39,628,924	-	(39,403,169)
Net income - 2003	-	-	-	-	-	-	240,235,301

Balance as of December 31, 2003	1,254,285,000	91,704,891	(210,040,062)	144,184,287	1,853,869,232	(2,261,577,622)	2,068,401,199

Acquisition of treasury shares	-	-	(480,912,955)	-	-	-	-
Cancellation of treasury shares	(87.799.950)	-	690.953.017	-	(603,153,067)	-	-
Dividends paid	-	-	-	-	(76,724,707)	-	(190,774,979)
Distribution of PT shares to employees	-	-	-	-	(6,220,610)	-	-
Earnings allocated to the legal reserve	-	-	-	10,040,788	-	-	(10,040,788)
Foreing currency translation adjustments (Note 3.s))	-	-	-	-	-	21,156,626	-
Other adjustments (1)	-	-	-	-	(688,003,474)	-	685,304,951
Net income - 2004	-	-	-	-	-	-	500,125,395

Balance as of December 31, 2004	1,166,485,050	91,704,891	-	154,225,075	479,767,374	(2,240,420,996)	3,053,015,778

(1)	The adjustment made to other reserves and retained earnings, includes basically: (i) an amount of Euro 720,000,000 related to reserves distributed by PT Comunicações and TMN; and (ii) Euro 34,695,049 representing the difference between the 2003 results of the subsidiary and affiliated companies considered in the preparation of the Company’s consolidated financial statements, and the dividends distributed by those entities during 2004.

The accompanying notes form an integral part of these financial statements.

2004 ANNUAL REPORT

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2004	2003	2002

	US Dollar	Euro	Euro	Euro
OPERATING ACTIVITIES
Collections from clients	9,447,649,939	6,978,615,703	6,508,513,684	6,521,776,690
Payments to suppliers	(4,690,922,120)	(3,465,003,782)	(2,796,599,245)	(2,940,476,605)
Payments to emplyees	(1,147,733,186)	(847,786,369)	(822,506,844)	(763,798,144)

Cash flow from operations	3,608,994,632	2,665,825,552	2,889,407,595	2,817,501,941
Payments relating to income taxes	(89,310,668)	(65,970,356)	144,366,627	(289,131,732)
Other payments relating to operating activities, net	(640,889,937)	(473,400,751)	(566,274,305)	(384,970,914)

Cash flow before non operating activities	2,878,794,028	2,126,454,445	2,467,499,917	2,143,399,295

Receivables relating to non recurring items	1,187,265	876,987	7,157,682	43,098,416
Payments relating to non recurring items	(148,339,765)	(109,572,880)	(140,647,691)	(94,174,202)

Cash flow from operating activities (1)	2,731,641,528	2,017,758,552	2,334,009,908	2,092,323,509

INVESTING ACTIVITIES
Cash receipts resulting from:
Financial investments	28,759,097	21,243,239	3,625,011	1,311,634,564
Tangible fixed assets	48,391,921	35,745,251	116,621,650	29,038,119
Intangible assets	4,832	3,569	32,686	-
Subsidies for investments	4,032,913	2,978,958	-	196,288
Interest and related income	357,243,603	263,882,112	283,952,038	245,909,913
Dividends	22,488,318	16,611,256	26,225,115	20,734,668
Other	46,416,517	34,286,096	193,841,327	17,622,306

	507,337,201	374,750,481	624,297,827	1625,135,858

Payments resulting from:
Financial investments	(437,145,790)	(322,902,785)	(403,988,292)	(321,342,491)
Tangible fixed assets	(844,975,096)	(624,150,610)	(560,712,772)	(855,984,006)
Intangible assets	(21,245,215)	(15,693,023)	(55,036,318)	(358,641,234)
Advance for the acquisition of a financial investment	(67,690)	(50,000)	(42,648,612)	(947,451,821)
Other investments	(49,360,948)	(36,461,034)	(21,429,108)	(151,343,088)

	(1,352,794,739)	(999,257,452)	(1,083,815,102)	(2,634,762,640)

Cash flow from investing activities (2)	(845,457,537)	(624,506,971)	(459,517,275)	(1,009,626,782)

FINANCING ACTIVITES
Cash receipts resulting from:
Loans obtained	23,181,256,280	17,123,102,585	6,777,581,209	13,457,226,263
Increases in share capital and paid-in surplus	125,051,402	92,370,662	-	176,434,867
Sale of treasury shares	-	-	39,159,546	34,299,931
Subsidies	498,600	368,297	526,023	699,631
Other	92,862,733	68,594,130	3,517,130	48,484

	23,399,669,015	17,284,435,674	6,820,783,908	13,668,709,176

Payments resulting from:
Loans repaid	(24,201,134,292)	(17,876,447,254)	(7,397,524,940)	(13,472,717,994)
Lease rentals (principal)	(36,794,152)	(27,178,425)	(9,037,369)	(4,136,597)
Interest and related expenses	(726,905,806)	(536,937,366)	(603,550,509)	(506,569,415)
Dividends	(402,271,293)	(297,142,335)	(227,516,018)	(129,035,959)
Acquisition of treasury shares	(670,553,683)	(495,312,220)	(234,988,926)	(42,197,733)
Other	(52,681,255)	(38,913,617)	(2,292,094)	(126,683)

	(26,090,340,482)	(19,271,931,217)	(8,474,909,856)	(14,154,784,381)

Cash flow from financing activities (3)	(2,690,671,466)	(1,987,495,543)	(1,654,125,948)	(486,075,205)

Variation of cash and equivalents (4)=(1)+(2)+(3)	(804,487,476)	(594,243,962)	220,366,685	596,621,522
Effect of exchange differences	4,931,329	3,642,583	10,378,990	(45,211,595)
Effect of Brasilcel consolidation	-	-	-	485 410 651
Cash and equivalents at the beginning of the period (a)	3,406,235,699	2,516,055,325	2,297,800,295	1,231,222,245

Cash and equivalents at the end of the period	2,606,679,552	1,925,453,946	2,528,545,970	2,268,042,823

(a)	The balance of cash and cash equivalents as of December 31, 2003 and 2002 differs from the balance of cash and equivalents at the beginning of 2004 and 2003, respectively, as a result of changes in the consolidation perimeter.

	2004	2004	2003	2002

	Euro	Euro	Euro	Euro
DETAIL OF CASH AND EQUIVALENTS
Cash	17,137,273	12,658,645	28,049,854	7,540,373
Bank deposits	580,144,338	428,530,313	230,853,653	345,862,930
Short-term investments	2,029,228,318	1,498,912,925	2,272,188,060	1,923,104,592

Cash, bank deposits and treasury applications
as stated in the balance sheet	2,626,509,929	1,940,101,883	2,531,091,567	2,276,507,895

Other treasury elements
Bank overdrafts (Note 13)	(19,830,377)	(14,647,937)	(2,545,597)	(8,465,072)

Cash and equivalents	2,606,679,552	1,925,453,946	2,528,545,970	2,268,042,823

The accompanying notes form na integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

(Amounts stated in Euro, Brazilian Real (BRL) and United States Dollar
(USD), except where otherwise stated)

1. Introduction

a) Parent Company

Portugal Telecom, SGPS, S.A. (formerly Portugal Telecom, S.A., ‘‘Portugal Telecom’’) was incorporated on June 23, 1994 as a result of the merger, effective January 1, 1994, of Telecom Portugal, S.A. (‘‘TP"), Telefones de Lisboa e Porto, S.A. (‘‘TLP’’) and Teledifusora de Portugal, S.A. (‘‘TDP’’).

The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom is engaged indirectly through its subsidiary and affiliated companies (‘‘the Group’’ or ‘‘the Company’’) in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

In Portugal the fixed telephone services were rendered directly by Portugal Telecom under the provisions of the Concession Agreement entered into with the Portuguese State on March 20, 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of 15 years. As a result of an internal reorganization of the Group and in accordance with the terms of Decree-Law 219/2000, the Concession Contract was transferred to PT Comunicações, S.A. (‘‘PT Comunicações’’), the Company’s wholly owned subsidiary for fixed line telecommunications. In exchange for the concession, PT Comunicações paid, up to 2002, an annual rent to the Portuguese State corresponding to 1% of the gross operating revenues from services covered by the Concession, after deduction of losses incurred in meeting the universal service obligation and certain other items. On December 11, 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (‘‘Basic Network’’).

Data transmission services are provided through PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A. (‘‘PT Prime’’). This company is also an Internet Service Provider ("ISP") for large clients.

2004 ANNUAL REPORT

ISP services for residential clients are provided by PT.com - Comunicações Interactivas, S.A. (‘‘PT.com’’ - former PT Multimedia.com - Serviços de Acesso à Internet, SGPS, S.A.), which also provides services relating to the conception of publicity, publicity space and information on Internet portals.

Mobile services in Portugal are provided by TMN - Telecomunicações Móveis Nacionais, S.A. (‘‘TMN’’) under a GSM license granted by the Portuguese State in 1990 and under a UMTS license obtained in December 19, 2000.

PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. (‘‘PT Multimedia’’) is the Group’s sub-holding for multimedia operations. Through its subsidiary TV Cabo Portugal, S.A. (‘‘TV Cabo Portugal’’), PT Multimedia renders cable and satellite television services in mainland Portugal, Madeira and Azores.

PT Multimedia also provides other multimedia services in Portugal, namely editing and selling of DVDs and video games, trough Lusomundo Audiovisuais, S.A. (‘‘Lusomundo Audiovisuais’’), the distribution and exhibition of movies, trough Lusomundo Cinemas, S.A. (‘‘Lusomundo Cinemas’’), and the publishing of large circulation newspapers and the edition of radio programs, through Lusomundo Media, SGPS, S.A. (‘‘Lusomundo Media’’).

On December 27, 2002 Portugal Telecom and Telefónica Móviles, S.A. (‘‘Telefónica Móviles’’) completed their joint-venture for the Brazilian mobile telecommunications market by contributing 100% of the share holdings that each group owned in mobile telecommunications companies in Brazil to a new incorporated company Brasilcel N.V. (‘‘Brasilcel’’ or ‘‘VIVO’’). Currently, VIVO provides mobile services in the Brazilian States of São Paulo (through Telesp Celular S.A. - “ Telesp Celular” ), Paraná and Santa Catarina (through Global Telecom S.A. - “ Global Telecom” ), Rio de Janeiro (through Telerj Celular S.A.), Espírito Santo (through Teleste Celular S.A.), Bahia (through Telebahia Celular S.A.), Sergipe (through Telegirpe Celular S.A.), Rio Grande do Sul (through Celular CRT S.A.) and eleven states in the Midwestern and Northern regions of Brazil (through Tele Centro Oeste Celular Participações S.A. and its subsidiaries - “ TCO” ). Telesp Celular, S.A., Global Telecom, S.A. and TCO are controlled by the sub-holding Telesp Celular Participações, S.A. (‘‘TCP’’), Telerj Celular, S.A. and Telest Celular, S.A. are controlled by the sub-holding Tele Sudeste Celular Participações, S.A. (‘‘Tele Sudeste), and Telebahia Celular, S.A. and Telergipe Celular, S.A. are controlled by the sub-holding Tele Leste Celular Participações, S.A. (‘‘Tele Leste’’).

2. Basis of Presentation

The consolidated financial statements are presented in Euros and have been prepared from the accounting records of Portugal Telecom and its subsidiary companies (listed in Exhibit I to these financial statements), which include adjustments and reclassifications in order to conform to the Company’s accounting policies and with generally accepted accounting principles in Portugal (‘‘Portuguese GAAP’’), and for certain situations not specifically addressed by these standards, International Accounting Standards (‘‘IAS’’) are considered. These financial statements also include certain reclassifications in order to conform more closely to the form and content of financial statements prepared in the United Kingdom and the United States of America.

The preparation of the financial statements in conformity with Portuguese GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

a) Consolidation Principles

  The Company has fully consolidated the financial statements of all material subsidiary companies in which effective control is exercised by virtue of ownership of a majority of the voting rights (Exhibit I.1) or management control. All significant inter-company account balances and transactions have been eliminated in the consolidated financial statements and the interests of the minority shareholders have been recognized in the consolidated financial statements. Any gains generated on the sale of financial investments within the consolidation perimeter are reversed inside the consolidation perimeter.

  Investments in associated companies (Exhibit I.3) and certain companies excluded from the consolidation (as indicated in Exhibit I.2) are recorded based on the equity method of accounting. Under this method, investments in associated companies are initially recorded at cost, which is subsequently adjusted to the proportional equity of the related associated company, at the date of acquisition. The difference is recorded as an intangible asset under goodwill, and then amortized during the estimated period to recover the investment. Subsequently, investments in associated companies are periodically adjusted by an amount corresponding to Portugal Telecom’s share of the results and other changes in shareholders’ equity of those affiliated companies. Dividends received from associated companies are recorded as a reduction of their corresponding book value. In relation to associated companies with a negative shareholders’ equity position, the Company records a provision under ‘‘Provision for other risks and costs’’ in the balance sheet (Note 18). The loans granted to associated companies are recorded at nominal values less a provision for estimated losses, when applicable.

  Investments in other companies (participation of less than 20%) are recorded at cost and loans granted are recorded at nominal value less a provision for estimated losses, when applicable.
b)	Changes in the Consolidated Group
The main changes in the consolidated Group in the year ended December 31, 2004 are summarized in Exhibit II.

3. Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of the consolidated financial statements are:

a) Short-term investments

Short-term investments consist of short-term treasury applications and marketable securities and are accounted for at the lower of cost or market value. Additionally,

2004 ANNUAL REPORT

loans granted to affiliated companies represented by Floating Rate Notes negotiable in the financial markets are also accounted for as short-term investments.

b) Provision for doubtful accounts

The provision for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of overdue accounts receivable balances.

c) Inventories

Inventories are stated at the lower of cost or market value; cost is determined on the weighted average cost method. A provision is recorded to cover obsolete inventories and certain items whose net realizable value is lower than cost.

d) Fixed assets

Fixed assets acquired up to December 31, 1991 are carried at restated value (determined in accordance with the revaluation criteria established by the applicable Portuguese legislation). Fixed assets acquired after that date are stated at cost. Depreciation is provided on cost or restated value on a straight-line basis, over the estimated useful lives of the fixed assets, starting as from the month of its acquisition. A portion (40%) of the additional depreciation arising from the revaluation is not deductible for income tax purposes, originating a deferred tax liability of Euro 20,768,988 (Note 29).

The depreciation rates correspond to the following estimated average useful lives:

Years

Buildings and other constructions	10 - 50
Basic equipment:
Network installations and equipment	5 - 25
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Submarine cables	15 - 20
Satellite stations	15
Other telecommunications equipments	3 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

A provision is recorded to reduce the carrying amount of basic equipment, which is to be disposed before the end of its useful life, to net realizable value (Note 18).

The cost of recurring maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

e) Intangible assets

This caption consists primarily of goodwill, telecommunications licenses, software development costs and research and development costs. Except for goodwill, telecommunications licenses and the amount paid to the Portuguese State for the acquisition of the Basic Network (Note 12), intangible assets are amortized as from the month of its acquisition on a straight-line basis over periods ranging from three to six years.

Goodwill, arising from the difference between the cost of the investments in subsidiaries and the related fair value of the subsidiaries' net assets on the date of acquisition, is capitalized and amortized on a straight-line basis during the expected period to recover the investment, as indicated in Note 12.

The excess amount paid by the Company for the net assets of Brasilcel’s subsidiaries includes a portion related with the licences owned by those subsidiaries. This portion is presented separately from goodwill in the caption ‘‘Industrial property and other rights’’ and is amortized based upon the projected revenues of those subsidiaries, during the corresponding estimated useful lifes of those assets.

The UMTS license obtained by TMN and other related intangibles (Note 12) are being amortized on a straight line basis over the remaining period of the license (until 2015), as from May 2004 following the start of operations of the UMTS system.

The amount paid to the Portuguese State for the acquisition of the Basic Network (Note 12) is being amortized on a straight-line basis over the remaining period of the concession (until 2025).

Additionally, this caption includes rental contracts of satellite capacity contracted by TV Cabo (Note 12) which are being amortized over the corresponding period of each contract. These contracts were considered as capital leases.

2004 ANNUAL REPORT

f) Pension benefits

(i) Under the provisions of articles 5, 6 and 7 of Decree-Law 122/94, which were the legal basis for the incorporation of Portugal Telecom in 1994, the employees in service and those retired from the merged companies maintain all the rights and obligations to which they were entitled. Decree Law 219/2000 established that these obligations of Portugal Telecom were transferred to PT Comunicações on its incorporation. Therefore, PT Comunicações has the obligation to grant:

Benefits
. To retirees and employees of PT Comunicações coming from and hired by CTT up to May 14, 1992	Pension
. To retirees and employees of PT Comunicações coming from TLP and TDP	Supplemental pension

. To retirees and employees of PT Comunicações coming from and hired by CTT after May 14, 1992	Not covered
. To employees hired directly by Portugal Telecom or PT Comunicações	Not covered

There are three autonomous pension funds to cover these liabilities, one for each company merged into Portugal Telecom. These pension funds are managed autonomously by the pension fund management companies.

In addition, employees of PT Comunicações hired by Companhia Portuguesa Rádio Marconi, S.A. (a company fully incorporated in PT Comunicações in 2002 - “ Marconi” ) until February 1, 1998 have a special social security scheme through Caixa de Previdência do Pessoal da Companhia Portuguesa Rádio Marconi ("Caixa"), an independent entity reporting to the Ministry of Social Security. The employees hired after that date are covered by the Portuguese State Social Security system. PT Comunicações’ liabilities with these employees hired by Marconi are covered by three autonomous Pension Funds.

(ii) Lusomundo Media, through its subsidiary Global Notícias - Publicações, S.A. (‘‘Global Notícias’’ - former Diário de Notícias, S.A. and Jornal de Notícias, S.A.) has the obligation to grant a supplemental pension to retirees and employees hired up to 1979 by Diário de Notícias and up to 1994 by Jornal de Notícias.

(iii) PT - Sistemas de Informação, S.A. ("PT SI") has the obligation to grant supplemental pensions to employees who were transferred from PT Comunicações.

The amount of the Company’s liabilities with respect to pensions and pension supplements of PT Comunicações, Lusomundo Media and PT SI is estimated based on actuarial valuations prepared annually by an independent actuary. The liabilities that are not covered by any existing pension fund are covered by the accrued post retirement liability. Actuarial gains and losses arising from differences between the actuarial assumptions and financial and demographic information collected in the period are recorded in the balance sheet net of the accrued post retirement benefits, and are recognized in the profit and loss statement from the following year, on a straight line basis during the remaining average working life of active employees, in accordance with IAS 19. The adoption of IAS 19 was made since the Company considered that this standard is more adequate than the Portuguese Accounting Directive 19 to reflect the post retirement liabilities.

(iv) Up to December 31, 1999 Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste were jointly responsible, with the other companies resulting from the Telebrás split, for a pension fund managed by Fundação Sistel de Seguridade Social ("SISTEL"). On December 28, 1999 these companies negotiated conditions for the creation of autonomous pension funds applicable to all active employees of each company and to retired employees after January 31, 2000. This statutory change was approved by the Brazilian Federal Government on January 13, 2000.

As a result of this agreement, Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste implemented on October 31, 2000 defined contribution plans ("TCP PREV", ‘‘TCO PREV’’ and ‘‘Plano de Benefícios Visão Celular’’, respectively), that provide a supplemental pension, managed by SISTEL, covering the majority of the employees of these companies which will operate through contributions from both the employees and companies. The contributions of the employers for this plan are equivalent to the contributions of the employees, which correspond from 1% up to 9% of the salary based on the percentage chosen by the employee. The costs related with these contribution plans are recorded by the companies on the dates the related contributions are due.

In relation to the active employees previously covered by the SISTEL pension fund, Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste proposed the migration to their new defined contribution plans which was accepted by 99% of the employees of Telesp Celular and TCO and 94% and 83% of the employees of the companies controlled by Tele Leste and Tele Sudeste, respectively. In relation to the employees that have not accepted the migration and as a result of the split in the SISTEL pension fund described above, Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste established defined benefit plans ("PBS Telesp Celular", ‘‘PBS TCO’’, ‘‘PBS Tele Leste Celular’’ and ‘‘PBS Tele Sudeste Celular’’, respectively). These companies contribute with amounts determined based on actuarial studies (in accordance with Brazilian actuarial rules) made by an independent actuary. Presently, the contributions made by these companies correspond to 12% of the employees salaries.

(v) CRT Celular was responsible for a private retirement benefit plan. As this private retirement plan is a multi-employer plan, the related pension costs were recognized when contributions were due. In December 2003, CRT Celular obtained its release from this multi-sponsored plan and established a new defined contribution plan (“ Plano de Benefícios Visão CRT’’), which will operate through contributions from both the employees and companies. The costs related with this contribution plan are also recorded by the companies on the dates the related contributions are due.

(vi) The individuals employed by the Company’s remaining subsidiaries are included in the social security system of each respective country and are not covered by the benefits mentioned above.

g) Other employee benefits

(i) In accordance with the terms of Article 8 of Decree-Law 122/94 relating to the harmonization of medical benefits applicable to the employees of PT Comunicações, a medical plan was designed applicable to its employees, active and retired (excluding the employees hired after July 31, 2003 and the employees hired by Marconi), and eligible relatives, which is managed by Portugal Telecom - Associação de Cuidados de Saúde (‘‘PT-ACS” ).

2004 ANNUAL REPORT

The plan referred to above became effective on January 1, 1996. As from that date the health care services previously provided by Instituto das Obras Sociais ("IOS") and Caixa de Previdência do Pessoal dos TLP ceased to be used.

The following parties contribute to fund this health care plan:

  The principal beneficiaries (beneficiaries of one of the aforementioned health schemes) - 1.5% of salaries;
  Serviço Nacional de Saúde ("SNS") with Euro 281 per beneficiary of the plan; and
  Portugal Telecom with the balance required to fully cover the costs.

The retired and active employees of PT Comunicações hired by Marconi up to February 1, 1998 and eligible relatives are also entitled to medical benefits, which are provided through PT-ACS.

Certain employees of PT SI who were transferred from PT Comunicações are also covered by the health care benefits described above.

The health care liabilities and costs are calculated in a similar manner to the pension liabilities and costs referred to above, in accordance with employees past services.

The actuarially determined costs of health care to be provided as from retirement age are recorded in the statement of profit and loss in the caption "Post retirement benefits" and the Company’s obligations are recorded in the balance sheet in the caption "Accrued post retirement liability". Actuarial gains and losses arising from differences between the actuarial assumptions and financial and demographic information collected in the period, are recorded in the balance sheet, net of the accrued post retirement benefits, and are recognized in the profit and loss statement from the following year, on a straight line basis during the remaining average working life of active employees, in accordance with IAS 19.

The contributions from SNS and contributions of the employees of PT Comunicações (including the employees hired by Marconi) and PT SI are recorded as reductions in the cost for the year to which they relate.

(ii) The employees of Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste, together with the employees of the other telecommunications operators in Brazil resulting from the Telebrás split, are entitled to medical benefits through "Fundo de Assistência Médica Sistel" ("Sistel Medical Fund"), which is a multi-employer fund. Accordingly, post retirement medical costs are recognized when contributions are due to the fund.

(iii) The individuals employed by the Company's remaining subsidiaries are included in the social security system of each applicable country and are not covered by the benefits mentioned above.

h) Pre-retirements, early retirements and suspended contracts

The Company records liabilities for the payment of salaries up to the date of retirement and for pensions, pension supplements and other employee benefits payable after that date, in relation to all employees that are under a suspended contract agreement, that have pre-retired or entered into the early retirement programs (Notes

30.1 and 30.2), at the time that the Company signs the suspended contract, pre-retirement or early retirement benefits to the affected employees.

i) Vacation pay and bonuses

The Company provides an accrual at the end of each period for bonuses and vacation earned but not yet paid.

j) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

k) Grants and subsidies for fixed assets

Grants and subsidies received from the Portuguese Government and from European Union entities to finance the acquisition of fixed assets are accounted for as deferred income and recognized in profit and loss over the useful lives of the related assets.

l) Own work capitalized (Self - constructed assets)

The value of works performed for own purposes and capitalized as part of fixed assets is included as a reduction in operating expenses. These works, which consist mainly of additions to telecommunications and other installations, are stated at the direct cost of labour, materials and services rendered by outside contractors, but do not include overhead allocations and financing costs.

2004 ANNUAL REPORT

m) Leases

Fixed assets acquired under long-term lease contracts are recorded as capital leases, if they meet the criteria to be classified as such. The leased assets are recorded at the lower of the present value of the lease payments or the fair value of the leased assets at the time the arrangement commences and the corresponding liability is recognized in the balance sheet. The leased assets are depreciated over their estimated useful lives and the interest component of the lease payment is expensed in the period to which it relates, using the effective interest method.

n) Statements of cash flows

The statements of cash flows are prepared in accordance with Portuguese GAAP, using the direct method. This methodology is also consistent with IAS 7, except for one difference related with the balance of ‘‘Cash and cash equivalents’’ from companies acquired or sold during the period. Under IAS 7, the balance of ‘‘Cash and cash equivalents’’ of such companies should be classified as ‘‘Cash from investing activities’’, while under Portuguese GAAP it appears as changes in consolidation.

The statements of cash flows present the annual cash flows of the Company and the cash and cash equivalents at period end. The Company classifies all highly liquid investments purchased with original maturity of three months or less as cash and cash equivalents. Cash flows are classified as to whether they relate to operating, investing or financing activities.

Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel and other collections and payments relating to operating activities.

Cash flows used in investing activities include the acquisitions and disposals of investments in associated companies and the purchase and sale of property, plant and equipment.

Cash flows from financing activities include the following: (i) borrowings and repayments of debt; (ii) acquisition and sale of treasury securities; and (iii) payments of dividends to shareholders.

o) Provision for income taxes

Portugal Telecom, PT Multimedia and Lusomundo Media adopted the tax consolidation regime in Portugal. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regimes of Portugal Telecom, PT Multimedia or Lusomundo Media, are taxed individually based on their respective taxable income, at the applicable tax rates.

The Company adopted in 2000 the Accounting Directive No. 28 related with the computation of the income tax provision and the recognition of deferred taxes. As a result, the Company recognized deferred tax assets and liabilities (Note 29) for differences between the financial reporting and the tax basis of assets and liabilities at each reporting date related to differences arising from Portuguese financial reporting and tax reporting methodologies. Deferred tax assets are recorded only when management believes that these deferred tax assets will be realized to offset future taxable income or deferred tax liabilities.

Income taxes, either current or deferred, arising from transactions or events recognized directly in shareholders’ equity are recorded in the same caption.

2004 ANNUAL REPORT

p) Financial instruments and risk management

Financial instruments include basically interest rate and currency swap agreements to hedge the impact of changes in interest rates and currency rates on certain of the Company's long-term borrowings denominated in foreign currencies (Note 31).

Gains or losses from financial instruments which are hedging the above mentioned risks or certain assets or liabilities, are recorded symmetrically to the losses or gains arising from the related assets or liabilities. In the case that financial instruments are not hedging any risk, asset or liability, they are recorded based on their fair value at the balance sheet date; gains or losses arising from the change in the fair value of these financial instruments are recorded in the income statement of the period in which they occur.

Up-front premiums or expenses, received or paid, in connection with derivatives contracted by the Company are recognized in results on a straight line basis during the maturity period of those derivatives.

q) Recognition of operating revenues and related expenses

Revenues from telephone and other telecommunications services are recognized when earned. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the previous months’ traffic and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following period.

Operating revenues are reported on a gross basis, with the compensations paid to other telecommunications carriers being accounted for as operating expenses (Note 23) in the same period the revenue is earned.

Revenues from telephone line rentals are recognized in the period to which they apply. Unbilled revenues relating to these rentals are accrued at the end of the period.

Revenues from mobile telephony services result essentially from: (i) fee for use of wireless network; (ii) interconnection fees; (iii) roaming; and (iv) pre-paid phone cards. These service revenues are recognized on the month the service is provided. In relation to the pre-paid phone cards, income is recognized for the pre-paid minutes of traffic used.

Revenues from the sale of terminal telecommunications equipments and the corresponding cost are recognized at the moment of sale.

Revenues from cable and satellite television services result essentially from: (i) amounts invoiced relating to monthly subscriptions for use of the service; (ii) advertising placed in the cable television channels; and (iii) rental and sale of equipment. Revenues from monthly subscriptions and installation are recognized in the period the services are rendered to the clients. Revenues from advertising are recognized in the period the advertising is inserted. Revenues from the rental of equipment are recognized in the period it is rented and revenues from the sale of equipment are recognized at the moment of sale.

Revenues from ISP services result essentially from monthly subscriptions, the provision of access to the internet and telephone traffic generated by clients upon usage of the services. These revenues are recognized when invoiced.

Advertising revenues from telephone directories and related costs are recognized in the period in which the directories are effective.

Advertising revenues from publications of newspapers and magazines are recognized in the period in which the advertising is inserted.

Revenues derived from the sale of newspapers and magazines are recognized at the moment of sale, except for subscriptions fees where revenues are deferred over the subscription period.

Revenues from the exhibition of films results from the sale of cinema tickets and revenues from the distribution of films results from the sale to other cinema operators of distribution rights acquired by Lusomundo Audiovisuais from film distributors or makers. These revenues are recognized in the period of the exhibition or in the period of the sale of the rights.

r) International telecommunications services

Fees from international telecommunications services are remitted to operators in the country in which calls are terminated based on the traffic records of the country of origin and rates established in agreements between the telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries. In circumstances in which PT Comunicações is the originator of an international telecommunications service, PT Comunicações recognizes the amounts remitted to international operators as a cost, and records revenues for the gross amounts billed. In instances in which PT Comunicações terminates an international call, the Company records only the net amount received from the originating carrier as revenues.

s) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the rates of exchange prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates published by "Banco de Portugal" (Central Bank) prevailing at such date. The resulting gains or losses on foreign exchange transactions are credited or charged to the profit and loss statement, except for unrealized exchange differences on long term intra-group balances, representing an extension of the related investments and where settlement is not expected in the foreseeable future, which are recorded in shareholders' equity in a specific caption in accordance with IAS 21.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

  Assets and liabilities: exchange rates prevailing at the balance sheet date;
  Profit and loss statement: period average exchange rates;
2004 ANNUAL REPORT

  Share capital, reserves and retained earnings: historical exchange rates; and
  Cash flow statement: annual average exchange rates for cash flows where these rates are closer to the effective exchange rates; in the remaining cash flows the exchange rate of the day of operation is used.

The effect of translation differences is recorded in shareholders' equity under the specific caption "Cumulative foreign currency translation adjustments".

4. Translation of Euro to United States Dollar Amounts

The financial statements are stated in Euros. The translation of the Euro amounts to United States Dollars is included solely for the convenience of the readers, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004, which was Euro 1 to US$ 1.3538. The convenience translations should not be assumed as representations that Euro amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

5. Short term investments

This caption consists of:

	2004	2003

Short-term treasury appllications:
Denominated in local currency (i)	1,393,099,961	2,089,377,517
Other currencies (ii)	105,812,964	182,829,609

	1,498,912,925	2,272,207,126
Less: Provision for marketable securities (Note 28)	-	(19,066)

	1,498,912,925	2,272,188,060

(i)	As of December 31, 2003 this caption included Euro 208,025,245 corresponding to 50% of a loan granted to TCP, denominated in local currency, which was not eliminated with the proportional consolidation of VIVO. This loan was repaid in November 2004.
(ii)	As of December 31, 2003 this caption included Euro 83,135,392 corresponding to 50% of the loans granted to TCP, denominated in U.S. Dollars, which was not eliminated with the proportional consolidation of VIVO. During 2004, an amount of Euro 33,559,504 was repaid and at year-end the loans outstanding amount to Euro 44,049,629.
As of December 31, 2004 and 2003 this caption also included Euro 39,828,143 and Euro 72,986,139, respectively, related with financial instruments contracted by Brasilcel’s subsidiaries, which currently are not covering any specific risk and, accordingly, are recorded at fair value. During 2004 some of these financial instruments were cancelled (approximately Euro 33 million).

6. Trade Receivables

This caption consists of:

	2004	2003

Third parties
Accounts receivable from customers	1,077,867,979	1,051,761,281
Doubtful accounts receivable	260,755,168	297,345,299
Notes receivable	154,292	211,130
Unbilled revenues	192,230,090	157,976,832

	1,531,007,530	1,507,294,542

Less: Provision for doubtful accounts receivable (Note 28)	(364,802,804)	(389,281,397)

	1,166,204,726	1,118,013,145

2004 ANNUAL REPORT

The Company grants credit, in the normal course of business, to governmental and individual customers and, in the case of outbound traffic, to international telecommunications companies. As of December 31, 2004 and 2003 there were no significant concentrations of credit risk.

The Company classifies as doubtful specific accounts receivable balances overdue from customers. As these balances, together with other balances classified as accounts receivable from customers, are not fully collectible, the provision for doubtful accounts receivable reasonably covers the estimated losses relating to those balances.

7. Other Receivables and Other Non-Current Assets

These captions consist of:

	2004	2003

OTHER RECEIVABLES
Third parties
Accounts receivable from public entities
Value added tax	21,827,386	17,427,292
Income tax receivable (Note 16)	2,671,827	3,232,311
Other tax receivable	2,613,264	2,182,043

	27,112,477	22,841,646

Accounts receivable from foreign public entities (1)	153,671,149	98,392,064
Discounts given to retired Portuguese citizens (Note 33.c))	47,597,244	49,657,701
Interest to be received	38,010,025	40,273,623
Contribution from SNS (Note 3.g))	20,786,447	19,051,992
Advances to suppliers	22,016,616	19,141,681
Other billing	6,760,692	8,696,276
Funds from European Union	3,923,129	10,360,925
Unbilled revenues	3,451,657	7,183,739
Other	114,933,090	108,223,695

	411,150,049	360,981,696
Less: Provision for doubtful accounts receivable (Note 28)	(15,873,011)	(18,448,447)

	395,277,038	342,533,249

Total third party receivables	422,389,515	365,374,895

Affiliated companies
Subsidiaries of Brasilcel (2)	17,821,820	24,973,763
Médi Telecom	5,026,385	4,098,025
Other	10,950,770	4,838,761

Total receivables from affiliated companies	33,798,975	33,910,549

OTHER NON-CURRENT ASSETS
Taxes receivable (3)	62,623,744	22,922,839
Mobile clients retention plans (4)	5,853,721	7,959,954
Interest paid in advance (5)	4,907,808	7,642,938
Maintenance and repairs	1,521,993	2,433,275
Other	24,744,145	29,566,858

	99,651,411	70,525,864
Less: Provision for doubtful accounts receivable (Note 28)	(3,598,842)	(2,000,060)

	96,052,569	68,525,804

(1)	As of December 31, 2004 this caption includes Euro 147,995,529 related with 50% of direct and indirect taxes to be recovered by Brasilcel's subsidiaries.
(2)	This caption corresponds to 50% of the balances receivable from subsidiaries of Brasilcel, which are not eliminated in the proportional consolidation of these subsidiaries.
(3)	As of December 31, 2004 and 2003 this caption relates to 50% of direct and indirect taxes to be recovered by Brasilcel's subsidiaries in more than one year.
(4)	This caption corresponds to direct costs related to contracts entered into with mobile clients. These costs are expensed during the period of the respective contracts.
(5)	This caption corresponds to expenses incurred in connection with certain loans obtained by the Company, which will be expensed during the maturity period of the respective loans.

8. Inventories

This caption consists of:

	2004	2003

Merchandise	182,979,978	108,321,329
Raw materials and consumables	19,514,308	15,700,420
Work-in-process	6,263,690	5,951,195
Advances for purchases	128,950	356,088

	208,886,926	130,329,032
Less: Provision for obsolete and slow moving inventories (Note 28)	(31,789,805)	(27,444,050)

	177,097,121	102,884,982

9. Prepaid Expenses and Other Current Assets

This caption consists of:

	2004	2003

Telephone directories	47,208,585	50,674,110
Mobile clients retention plans (1)	32,439,005	32,093,416
Advances for the acquisition of distribution rights
for the exhibition of movies in Portugal	14,435,959	12,756,002
Rents	6,544,606	6,071,809
ICMS (2)	6,469,692	6,025,514
Interest paid in advance (3)	5,255,592	7,288,011
Advances to employees	2,411,039	2,287,207
Other	38,882,439	23,045,820

	153,646,917	140,241,889

(1)	This caption includes certain expenses relating to client retention plans of TMN and Vivo which are expensed during the period of the respective contracts.
(2)	This caption corresponds to 50% of the deferred value added taxes by Brasilcel’s subsidiaries.
(3)	This caption corresponds to expenses incurred in connection with certain loans obtained by the Company, which will be expensed during the maturity period of the respective loans.

2004 ANNUAL REPORT

10. Investments, net

This caption consists of:

	2004	2003

Loans granted to associated companies and other companies (i)	297,963,869	250,295,256
Investments in associated companies (ii)	108,122,553	157,988,308
Investments in other companies:
Banco Espirito Santo, SA. ("BES")	55,300,000	55,300,000
Intelsat	13,127,252	13,127,252
Grupo Media Capital, SGPS, S.A. ("Media Capital") (1)	6,960,000	-
Cypress Entertainment, Inc. (2)	3,016,754	3,016,754
INESC - Instituto de Engenharia de Sistemas e Computadores ("INESC")	2,992,787	2,992,787
Telefónica de España, S.A.	2,156,034	2,156,034
Tagusparque-Sociedade de Promoção e Desenvolvimento do
Parque de Ciência e Tecnologia da Área de Lisboa, S.A.	1,296,875	1,296,875
New Skies Satellites, NV (3)	-	4,674,500
Eutelsat (3)	-	3,055,710
Other	4,255,141	3,531,217
Real estate investments	54,248,363	30,194,199
Advances for investments	2,185,233	1,688,320
Other long-term investments	848,144	1,086,480

	552,473,004	530,403,692

Less: Amortization for investments	(25,835,340)	(12,195,806)
Less: Provision for investments (Note 28)	(94,024,988)	(70,128,694)

	432,612,676	448,079,192

(1)	During 2004, Portugal Telecom acquired a 1.93% interest in Media Capital, for an amount of Euro 6,960,000 (Exhibit II).
(2)	The investment in this company is fully provided for.
(3)	These companies were sold in 2004.

(i)	Loans granted to associated companies and other companies are basically to finance its operations and to develop new businesses, and consist of:

	2004	2003

UOL, Inc ("UOL") (1)	77,989,260	84,108,607
Sport TV Portugal, S.A. ("Sport TV")	66,213,937	17,475,958
Médi Telecom, S.A. ("Médi Telecom")	64,442,408	64,699,898
Sportinveste Multimédia, SGPS, S.A. ("Sportinvest") (2)	35,318,668	29,318,668
Idealyze, S.A. ("Idealyze") (3)	29,420,510	31,728,959
Web-Lab, SGPS, S.A. ("Web-Lab")	6,684,761	4,886,562
Marconi Suisse Telecommunications, S.A.R.L. ("Marconi Suisse")	5,732,692	2,502,684
INESC	3,292,066	3,292,066
Sportstat - Informação Desportiva Independente, Lda. ("Sportstat")	1,610,068	1,610,068
EJV - Plataforma de Comércio Electrónico, S.A. ("EJV") (4)	-	5,422,112
Other	7,259,499	5,303,269

	297,963,869	250,348,851

(1)
This loan corresponds to 6,017,141 convertible bonds issued by UOL, which were subscribed for by the Company during 2002. As of December 31, 2004 there is a provision of Euro 39,371,875 to cover risks related with the recoverability of these bonds. In addition, there is a provision of Euro 18,432,125 regarding the Company’s share in the accumulated losses of

UOL, as presented below in this Note. As a result, the company’s exposure to the investment in UOL amounts to approximatelly Euro 20 million as of December 31, 2004.
(2)	This caption includes Euro 30,023,168 of additional paid-in capital contributions (Note 32.f)) and Euro 5,295,500 of shareholders loans granted to this affiliated company.
(3)	This loan is fully provided for.
(4)	This company was merged into PT.com during 2004.

(ii)	Investments in associated companies (with a positive equity position), accounted for by the equity method except where otherwise stated, consist of:

	2004	2003

Unitel, S.A. ("Unitel")	28,461,383	14,160,640
CTM - Companhia de Telecomunicações de Macau, SARL ("CTM")	27,965,749	31,509,064
Warner Lusomundo Sogecable Cines de España, S.A.	7,603,000	8,054,333
Idealyze (1)	7,417,741	7,417,741
Banco Best, S.A.	7,362,700	10,420,519
Lisboa TV - Informação e Multimédia, S.A.	5,572,558	4,631,845
Páginas Amarelas, S.A. ("Páginas Amarelas")	5,149,371	3,353,544
Guiné Telecom - Companhia de Telecomunicações
da Guiné-Bissau, SARL ("Guiné Telecom") (1)	3,716,555	3,716,555
Vasp - Sociedade de Transporte e Distribuição, Lda. ("Vasp")	2,019,110	1,414,445
Hungaro Digitel KFT (HDT)	1,990,635	1,677,245
Simarc - Promoções Imobiliárias, S.A. ("Simarc") (2)	-	30,385,669
Lusomundo - Sociedade de Investimentos Imobiliários, SGPS, S.A. (2)	-	16,034,501
Web-Lab (3)	-	8,192,526
Banco1.net, S.A. ("Banco1.net") (4)	-	3,742,997
Naveprinter, S.A. (2)	-	3,111,239
Previsão - Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão") (5)	-	1,531,864
TPT-Telecomunicações Públicas de Timor, S.A. (2)	-	1,316,726
Other	10,863,751	7,316,855

	108,122,553	157,988,308

(1)	As of December 31, 2004 the investments in these associated companies are not recorded by the equity method, as they are fully provided for.
(2)	These companies were fully consolidated as of December 31, 2004.
(3)	At the end of 2004, Portugal Telecom increased its interest in Web-Lab to 90% of its share capital (Exhibit II) and, as a result, the investment in this company in 2004 was recorded by the equity method of accounting. As of December 31, 2004 the investment in Web-Lab is recorded under ‘‘Provision for losses in affiliated companies’’, since it has a negative equity position. At December 31, 2003 this investment was fully provided for.
(4)	This company was sold during 2004 (Exhibit II).
(5)	During 2004, the Company increased its interest in Previsão to 78.12% of its share capital and, as a result, this company was fully consolidated as of December 31, 2004 (Exhibit II).

2004 ANNUAL REPORT

As described in Note 2.a), investments in associated companies with a negative equity position are recorded under ‘‘Provision for losses in affiliated companies’’. As of December 31, 2004 and 2003 this provision amounts to Euro 129,315,472 (Note 18) and is made up as follows:

	2004	2003

Sport TV	43,945,196	28,544,528
Médi Telecom	38,225,006	33,240,081
UOL	18,432,125	22,048,099
Web-Lab (1)	14,864,355	-
Marconi Suisse	4,763,659	2,564,064
TV Cabo Macau, S.A.	2,551,594	1,205,689
Tradecom International, N.V.	1,968,387	1,259,761
Sportstat	1,439,496	1,405,945
Other	3,125,654	9,389,299

	129,315,472	99,657,466

(1)	As described above, the investment in Web-Lab was only recorded by the equity method of accounting starting January 1, 2004.

During the years ended December 31, 2004, 2003 and 2002 equity accounting in earnings and losses of affiliated companies is made up as follows:

	2004	2003	2002

Losses:
Médi Telecom	5,553,004	24,923,719	55,508,346
Banco Best	3,094,000	3,502,000	3,630,865
TV Cabo Macau	1,538,934	2,168,055	2,691,976
Sport TV	834,032	5,053,730	7,163,244
Tradecom International, N.V.	738,913	1,554,947	4,295,880
Global Telecom (1)	-	-	88,641,563
PrimeSys, S.A. (PrimeSys) (2)	-	-	5,401,078
Other	5,047,735	7,452,613	18,863,184

	16,806,618	44,655,064	186,196,136

Earnings:
Unitel	16,820,236	6,457,074	3,597,925
CTM	11,379,327	13,080,811	14,468,022
Mascom Wireless Proprietary Limited ("Mascom) (3)	7,561,155	-	-
Páginas Amarelas	3,526,629	3,037,003	4,165,056
UOL (4)	1,735,353	-	-
Other	3,505,900	2,923,501	3,091,783

	44,528,600	25,498,389	25,322,786

	(27,721,982)	19,156,675	160,873,350

(1)	Pursuant to the acquisition by TCP on December 27, 2002 of a controlling position in Global Telecom and the contribution of Portugal Telecom’s investments in Brazilian mobile telecommunications companies to Brasilcel, this company has been proportionally consolidated since January 1, 2003.
(2)	After July 1, 2002 this company has been fully consolidated.
(3)	During 2004, Mascom was excluded from full consolidation, as the investment in this subsidiary was in the process of being sold only pending regulatory approval from the Botswana authorities. This approval was granted in September 2004. During the first nine months of 2004, this company was consolidated by the equity method of accounting (Exhibit II).
(4)	During 2004, Portugal Telecom increased its interest in UOL and, as result, the investment in this associated company was recorded by the equity method of accounting.

11. Fixed Assets

This caption consists of:

December 31, 2004

	Cost or restated values	Accumulated Depreciation	Net book value

Land	98,665,850	12,641,436	86,024,414
Buildings and other constructions	1,010,280,304	557,984,837	452,295,467
Network installations and equipment	5,740,339,452	3,868,504,823	1,871,834,629
Switching equipment	2,301,311,278	1,848,025,931	453,285,347
Telephones, switchboards and other	668,126,193	355,603,465	312,522,728
Submarine cables	261,013,291	119,655,532	141,357,759
Satellite stations	61,474,179	60,681,377	792,802
Other telecommunications equipment	1,039,721,278	752,222,391	287,498,887
Other basic equipment	189,643,394	106,283,438	83,359,956
Transportation equipment	62,619,195	37,397,694	25,221,501
Tools and dies	18,946,431	16,764,528	2,181,903
Administrative equipment	850,003,596	701,448,734	148,554,862
Other tangible fixed assets	69,103,113	54,187,820	14,915,293
Construction in progress	182,754,242	-	182,754,242
Advances to suppliers of fixed assets	260,486	-	260,486

	12,554,262,282	8,491,402,006	4,062,860,276

December 31, 2003

	Cost or restated values	Accumulated Depreciation	Net book value

Land	95,394,159	13,203,045	82,191,114
Buildings and other constructions	892,553,549	484,404,549	408,149,000
Network installations and equipment	5,212,181,367	3,335,410,458	1,876,770,909
Switching equipment	2,283,107,233	1,734,293,826	548,813,407
Telephones, switchboards and other	847,422,769	493,501,942	353,920,827
Submarine cables	264,134,524	106,673,232	157,461,292
Satellite stations	61,686,679	60,199,100	1,487,579
Other telecommunications equipment	1,079,846,086	733,751,467	346,094,619
Other basic equipment	126,230,474	77,622,073	48,608,401
Transportation equipment	54,479,713	36,602,246	17,877,467
Tools and dies	18,563,005	16,390,291	2,172,714
Administrative equipment	862,152,069	661,311,307	200,840,762
Other tangible fixed assets	64,489,260	51,464,199	13,025,061
Construction in progress	209,991,608	-	209,991,608
Advances to suppliers of fixed assets	553,278	-	553,278

	12,072,785,773	7,804,827,735	4,267,958,038

2004 ANNUAL REPORT

Fixed assets, net by geographic area are as follows:

	2004	2003

Domestic market	3,078,752,942	3,269,888,319
International market:
Brazil	918,071,511	887,590,706
Other	66,035,823	110,479,013

	4,062,860,276	4,267,958,038

Submarine cables represent the Company's pro-rata share of the submarine cable circuits jointly constructed, operated, maintained and owned with other telecommunications operators located in other countries, based on the respective contracts and/or construction and maintenance agreements.

Depreciation charged to operations during the years ended December 31, 2004 and 2003 amounted Euro 818,888,679 and Euro 863,451,434, respectively.

As a result of technological enhancements and urban improvements, the Company retired some fixed assets in the years ended December 31, 2004 and 2003. The losses recorded as a result of those retirements amounted to Euro 3,631,366 and Euro 4,176,106, respectively (Note 26).

In previous years PT Comunicações, PT Prime, TV Cabo and TMN contracted cross border leases, which comprised the sale of certain telecommunications equipments to foreign entities for an amount of Euro 771,637,016. Simultaneously, those entities made leasing contracts of the equipment with special purpose entities, which made conditional sale agreements to sell the related equipments to PT Comunicações, PT Prime, TV Cabo and TMN, by an amount equivalent to the value of the initial sale. Group companies maintained the legal ownership of the those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to an operation of sale and lease back and, in accordance with Portuguese GAAP, the sale of the equipment was not recorded and the equipment continued to be recorded in the Company’s consolidated balance sheet.

12. Intangible Assets

This caption consists of:

December 31, 2004

		Accumulated	Net book
	Cost	Amortization	value

Goodwill	1,690,967,518	280,581,279	1,410,386,239
Industrial property and other rights	2,064,141,119	340,480,289	1,723,660,830
Research and development costs	82,461,046	55,359,084	27,101,962
Incorporation expenses	30,247,688	22,618,751	7,628,937
Other intangible	11,853,363	5,471,663	6,381,700
In-progress intangibles	37,695,235		37,695,235
Advances to suppliers of intangible assets

	3,917,365,969	704,511,066	3,212,854,903

December 31, 2003

		Accumulated	Net book
	Cost	Amortization	value

Goodwill	1,466,990,764	182,831,526	1,284,159,238
Industrial property and other rights	1,910,209,538	241,833,618	1,668,375,920
Incorporation expenses	86,048,875	76,341,814	9,707,061
Research and development costs	66,706,649	39,633,780	27,072,869
Other intabgibles	12,139,734	3,689,400	8,450,334
In-progress intangibles	152,356,963	-	152,356,963

	3,694,452,523	544,330,138	3,150,122,385

As of December 31, 2004, the caption ‘‘Industrial property and other rights’’ includes certain intangible assets related with concessions or licenses held by subsidiaries which are being amortized as described in Note 3.e), as follows:
(a)
Euro 339,964,723 related to the acquisition of the ownership of the Basic Network from the Portuguese State. This amount corresponds to the difference between the amount paid in 2002 (Euro 365 million) and: (i) the concession rent of 2002 (Euro 16,604,413), which was still recorded in the income statement as a cost of the year 2002; and (ii) the gain obtained from a cross border lease operation (Euro 8,430,864) made in 2003 with equipment allocated to the basic network, as this gain was considered in the determination of the value attributable to the basic network.

(b)
Euro 992,058,080 related with 50% of the value allocated to the band A licenses owned by VIVO’s subsidiaries (Note 3.e)), and Euro 135,070,208 related to 50% of the cost of mobile telecommunications licenses obtained by Global Telecom and TCO to operate in certain Brazilian states.

(c)
Euro 99,759,579 related with a UMTS license obtained by TMN and an amount of Euro 33,333,333 paid to Oniway in connection with an agreement signed in 2002 between that company and the others three mobile operators in Portugal (including TMN). These intangibles were included in the caption ‘‘In-progress intangibles” as of December 31, 2003, but with the beginning of the UMTS operations in May 2004 they were transferred to the caption ‘‘Industrial property and other rights’’.

(d)	Euro 106,769,032 related with rental contracts of satellite capacity signed by TV Cabo in the second half of 2004, which have a maturity of 12 years and were considered as capital leases.
2004 ANNUAL REPORT

Intangible assets, net by geographic area are as follows:

	2004	2003

Domestic market	1,376,701,844	1,319,887,830
International market:
Brazil	1,832,838,693	1,827,700,956
Other	3,314,366	2,533,599

	3,212,854,903	3,150,122,385

Amortization charged to operations, excluding amortization of goodwill, in the years ended December 31, 2004 and 2003 amounted to Euro 138,448,792 and Euro 90,526,958, respectively.

Goodwill, net of accumulated amortization, is related with the acquisition of the following investments:

	2004	2003

VIVO (1)	610,920,846	463,143,545

Wireline business:
PT.com (ISP and Portals businesses)	153,950,736	162,624,017
PT Comunicações (international carrier business)	68,758,535	75,634,389
PT Prime (Data & Corporate business)	30,435,654	32,126,523
Other	293,341	1,003,014

	253,438,266	271,387,943

PT Multimedia:
Pay TV and Cable Internet (2)	187,965,579	176,647,950
Audiovisuals:
Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais")	62,717,816	66,577,374
Lusomundo Cinemas, S.A. ("Lusomundo Cinemas")	36,606,543	38,751,006
Media:
Lusomundo Serviços, SGPS, S.A. ("Lusomundo Serviços")	85,293,080	90,541,885
Global Notícias - Publicações, S.A. ("Global Notícias")	13,064,974	14,694,252
Lusomundo Media, SGPS, S.A. ("Lusomundo Media")	7,618,540	8,041,793
Ocasião - Edições Periódicas, S.A.	4,946,105	-
Rádio Press - Comunicação e Radiodifusão, S.A. ("Rádio Press")	1,729,289	1,930,245
Vasp - Sociedade de Transporte e Distribuição, S.A. ("Vasp")	1,226,475	1,717,064
Other	2,035,915	1,054,055

	403,204,316	399,955,624

Other businesses:
Páginas Amarelas, S.A. ("Páginas Amarelas")	79,287,531	83,754,434
Unitel, S.A. ("Unitel")	21,567,869	26,217,691
PrimeSys	20,302,243	23,363,425
PT Sistemas de Informação, S.A. ("PT SI")	6,473,516	8,931,685
Cabo Verde Telecom, S.A. ("Cabo Verde Telecom")	7,012,058	7,404,891
Web-Lab, SGPS, S.A.	8,179,594	-

	142,822,811	149,672,126

	1,410,386,239	1,284,159,238

(1)	The increase in this caption is primarily related with the goodwill generated in the acquisitions of further investments in Brasilcel’s subsidiaries (Exhibit II).
(2)	This caption also includes the goodwill generated in the acquisition of a further investment of 16.67% in the share capital of Sport TV made during 2004, amounting to Euro 22,126,657 (Exhibit II).

Goodwill is amortized on a straight line basis during the following periods (Note 3.e)):

Company	Period
Brasilcel’s subsidiaries	Period expected to recover the investment (20 years).
PT.com	Period expected to recover the investment (20 years).
PT Comunicações (international carrier business)	Period expected to recover the investment (20 years).
PT Prime	Period expected to recover the investment (20 years).

2004 ANNUAL REPORT

PT Multimedia and subsidiaries	Period expected to recover the investment (20 years).
Páginas Amarelas	Period expected to recover the investment (20 years).
Unitel	Period remaining to the end of the license on the date of acquisition of the investment (9 years).
PrimeSys	Period expected to recover the investment (10 years).
Cabo Verde Telecom	Period remaining to the end of the concession on the date of acquisition of the investment (19 years).
Other	Period expected to recover the investment (maximum 20 years).

Amortization of goodwill in the years ended December 31, 2004, 2003 and 2002 was as follows:

	2004	2003	2002

VIVO	38,634,938	53,076,620	48,731,785

Wireline business:
PT.com	8,673,281	8,673,281	8,974,176
PT Comunicações (international carrier business)	6,875,854	6,875,854	6,875,854
PT Prime	1,690,870	1,690,870	-
Other	276,863	796,233	941,404

	17,516,868	18,036,238	16,791,434

PT Multimedia:
Pay TV and Cable Internet	10,809,028	9,979,276	8,381,315
Audiovisuals:
Lusomundo Audiovisuais	3,859,558	2,894,668	-
Lusomundo Cinemas	2,144,463	1,305,066	-
Media:
Lusomundo Serviços	5,248,805	3,936,604	-
Global Notícias	1,629,279	1,625,420	1,625,420
Vasp	490,590	490,590	-
Lusomundo Media	423,252	423,252	-
Rádio Press	200,957	200,957	201,037
Lusomundo SGPS (1)	-	2,668,172	29 394 937
Other	400,066	500,591	704,661

	25,205,998	24,024,596	40,307,370

Other businesses:
Páginas Amarelas	4,466,903	4,466,903	413,942
Unitel	4,369,670	4,369,670	4,369,670
PrimeSys	3,363,978	3,509,738	15,661,906
PT SI	1,616,252	1,616,252	-
Other	1,947,882	1,512,753	16,633,331

	15,764,685	15,475,316	37,078,849

	97,122,489	110,612,770	142,909,438

(1)
As a result of the corporate restructuring of Lusomundo, made in the second quarter of 2003, the goodwill related with this investment was transferred to Lusomundo Audiovisuais, Lusomundo Cinemas and Lusomundo Serviços.

The Company, supported on the business plans of the subsidiary and associated companies mentioned above, believes that the carrying value of the financial investments on the above mentioned companies (including goodwill, net of accumulated amortization and provisions for impairments), is lower than its fair value.

2004 ANNUAL REPORT

13. Loans

This caption consists of:

	December 31, 2004		December 31, 2003

	Short-term	Long-term	Short-term	Long-term

Exchangeable bonds (a)	-	390,335,000	450,485,000	440,335,000
Bonds (b)	584,950,000	1,848,162,033	124,699,474	2,669,141,209
Bank loans (c):
External market loans	452,179,951	1,329,321,190	284,700,985	1,356,219,875
Domestic market loans	7,100,357	7,712,975	6,583,720	7,373,996
Overdrafts	14,647,937	-	2,545,597
Others loans
Commercial Paper (d)	318,808,486	8,950,000	285,487,967	10,900,000
External market loans (e)	19,156,806	81,737,245	36,575,981	71,643,923

	1,396,843,537	3,666,218,443	1,191,078,724	4,555,614,003

As of December 31, 2004 the medium and long-term portion of the loans is repayable as follows:

2006	1,524,528,265
2007	458,444,296
2008	507,138,776
2009	959,027,456
2010 and following years	217,079,650

3,666,218,443

(a) Exchangeable bonds

On June 7, 1999 PT Finance issued exchangeable bonds totalling Euro 509,435,000, convertible into Portugal Telecom shares, as follows:

  Number of exchangeable bonds: 101,887;
  Exchange price: Euro 10,515 per share (as a result of the stock split and the share capital increases occurred up to December 31, 2001);
  Nominal value: Euro 5,000;
  Maturity: June 7, 2004; and
  Fixed interest rate: 1.5% per annum, paid quarterly at the end of each period.

Up to December 31, 2003 the Company had converted 76 of these exchangeable bonds into 35,431 shares of Portugal Telecom and unwinded 11,710 of these exchangeable bonds, with a notional value of Euro 58,950,000. As of June 7, 2004 the remaining exchangeable bonds amounting to Euro 450,485,000 were repaid.

On December 6, 2001 PT Finance issued exchangeable bonds totalling Euro 550,000,000, convertible into Portugal Telecom shares, as follows:

  Number of exchangeable bonds: 110,000;
  Exchange price: Euro 12.3985 per share;
  Nominal value: Euro 5,000;
  Maturity: December 6, 2006; and
  Fixed interest rate: 2% per annum, paid quarterly at the end of each period.

On December 2003 and October 2004 the Company unwinded, respectively, 21,933 of these exchangeable bonds, with a notional value of Euro 109,665,000, and 10,000 of these exchangeable bonds with a notional value of Euro 50,000,000. As of December 31, 2004 the notional value of these exchangeable bonds outstanding amounts to Euro 390,335,000.

(b) Bonds

On April 7, 1999 PT Finance issued notes totaling Euro 1,000,000,000, under a Global Medium Term Note (‘‘GMTN’’) program, with an annual fixed interest rate of 4.625% . These notes mature in 10 years. In November 2004, the Company cancelled the bonds from this program held as marketable securities with a notional value of Euro 120,500,000.

On February 21, 2001 PT Finance issued notes totaling Euro 1,000,000,000, under a second GMTN program, with an annual fixed interest rate of 5.75% . These notes mature in five years. In the second half of 2004, the Company cancelled the bonds from this program held as marketable securities with a notional value of Euro 100,500,000.

On November 16, 2001 PT Finance issued notes totaling Euro 600,000,000, under a Floating Rate Note program, at a floating interest rate corresponding to the three months Euribor plus a 0.75% spread. These notes mature in three years and three months. In November, 2004 the Company cancelled the bonds from this program held as marketable securities with a notional value of Euro 15,050,000.

On August 1, 2003, TCP obtained a bond amounting to BRL 500 million, with a maturity of five years and bearing an annual interest rate corresponding to 104.4% of the CDI.

On November 17, 2004 Portugal Telecom repaid the PT/97 bond amounting to Euro 124,699,474.

(c) Bank loans

As of December 31, 2004 and 2003 bank loans are denominated in the following currencies:

	2004		2003

	In the currency		In the currency
	of the loan	Euro	of the loan	Euro

Euro	1,240,722,309	1,240,722,309	1,219,645,650	1,219,645,650
U.S. Dollars	55,817,405	40,978,933	41,858,799	33,142,358
Brazilian Reais	1,907,815,568	527,793,612	1,367,019,988	373,033,888
Other		1,467,556		31,602,277

		1,810,962,410		1,657,424,173

As of December 31, 2004 and 2003, the guarantees given by third parties on behalf of the Company, in connection with these loans, were as follows:

	2004	2003

- European Investment Bank loans guaranteed from Portuguese banks	257,406,112	301,402,179

2004 ANNUAL REPORT

- Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	9,127,071	10,585,276

During 2003, the Company obtained a Multicurrency Revolving Credit Facility amounting to Euro 500,000,000, with a maturity of two years. On February 17, 2004, the maturity of this Facility was renegotiated, being 50% of the loan payable in 2007 and the remaining in 2008.

In 2004, Portugal Telecom and PT Finance, obtained three other Multicurrency Revolving Credit Facilities totaling Euro 400,000,000, in the following dates and with the following maturities and amounts:

  In June 24, 2004, with an amount of Euro 150,000,000 and a maturity of four years;
  In October 18, 2004, with an amount of Euro 100,000,000 and a maturity of three years;
  In October 22, 2004, with an amount of Euro 150,000,000 and a maturity of three years and six months.

As of December 31, 2004, the Group has used an amount of Euro 75,000,000 in connection with these facilities.

On December 10, 2004 the Company signed a contract for a new loan with the European Investment Bank (‘‘EIB’’) amounting to Euro 150 million with a maturity as of December 15, 2014. This contract allows an additional financing of Euro 100 million. As of December 31, 2004, the Company had not yet used any funding from this contract.

As of December 31, 2004 and 2003, bank loans bear interest at annual interest rates, equivalent to loans denominated in Euros, that vary between:

	2004	2003

Maximum	4.9%	4.9%
Minimum	2.02%	2.08%

(d) Commercial paper

As of December 31, 2004 this caption relates basically to commercial paper programmes issued by the following Group companies:

Portugal Telecom (i)	312,858,486
Lusomundo	14,900,000

327,758,486

(i)
Short term commercial paper programme issued in 2002, amounting to a total of Euro 875,000,000. As of December 31, 2004, the Company was using an amount of Euro 312,858,486, which matured in January 2005 and bears interest at an annual rate of 2.34% .

(e) Other loans - external market

As of December 31, 2004 other loans comprise basically 50% of the loans obtained by VIVO from BNDES (the Brazilian Development Bank) amounting to Euro 82,150,010 at the Euro/Real exchange rate prevailing at year-end. These loans will be repaid from 2005 until 2011.

(f) Covenants

As of December 31, 2004, the Company had several covenants related with its indebtedness, which have been fully complied. As of that date, main covenants are as follows:

  Credit rating

  If at any time, the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, then Portugal Telecom must present a guarantee acceptable by the EIB. This covenant is applied to certain EIB loans totaling Euro 300 million, of which Euro 150 million were being used as of December 31, 2004.

  The Facility obtained in October 18, 2004, amounting to Euro 100,000,000, establishes that Portugal Telecom must have a minimum rating of at least BBB- /Baa3.
  Control/Disposal of subsidiaries

  Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues. This covenant is applied to the Facility of Euro 500 million and to certain EIB loans totaling Euro 762 million, of which Euro 612 million were used as of December 31, 2004.

  Financial ratios

  The legal documentation regarding the Facility of Euro 500 million states that the consolidated ratio Net Debt/EBITDA, should not be higher than 4.5. The two Facilities obtained in October 2004, totaling Euro 250 million, state that the consolidated ratio Net Debt/EBITDA, should not be higher than 3.5, although in one of these Facilities this is only applicable if the rating from Portugal Telecom is reduced. In addition, the conditions (spread and maturity) applicable to the Facility of Euro 500 million and to the Facility of Euro 150 million obtained in June 2004 may be changed if the consolidated ratio Net Debt/EBITDA is higher than, respectively, 2.5 and 2.25. As of December 31, 2004 this ratio stood at 1.34.

In addition, the Global Medium Term Notes, the Exchangeable Bonds, the Facility of Euro 500 million and the Facilities totalling Euro 400 million include certain restrictions to pledge the Company’s consolidated assets, in order to secure any loan or obligation to third parties.

14. Accounts Payable Other - Third Parties

This caption consists of:

2004 ANNUAL REPORT

	2004	2003

Accounts payable to fixed assets suppliers	336,486,029	237,393,030
Taxes payable in foreign countries (1)	93,907,101	75,635,262
Advances received for the sale of certain
accounts receivable from the Portuguese State (Note 33.c))	26,392,172	27,399,604
accounts payable to employees	16,477,092	15,226,927
Advances received from customers	5,651,760	4,412,361
Contributions to PT - ACS (Note 3.g))	3,444,945	12,270,401
Contributions payable to the pension funds (2)	-	2,342,959
Other (3)	83,720,238	160,326,723

	566,079,337	535,007,267

(1)	This caption includes primarily 50% of the taxes payable by VIVO, including income taxes and indirect taxes. As of December 31, 2004 the taxes payable by VIVO amount to Euro 78,783,194.
(2)	As of December 31, 2003 this amount includes: Euro 4,672,376 (Note 30.1) related to contributions payable by PT Comunicações to the pensions funds, net of Euro 2,329,417 related with payments on account made throughout the year on behalf of Caixa Marconi.
(3)	As of December 31, 2004 this caption included: (i) Euro 13,390,533 related to 50% of the management fees due to Telefónica Móviles by certain Brasilcel’s subsidiaries; (ii) Euro 8,391,439 related with commissions payable to agents; and (iii) Euro 7,547,000 related with 50% of the amount due by TCP in relation with the acquisition of TCO.

15. Accrued Expenses

This caption consists of:

	2004	2003

General and administrative expenses	233,682,857	163,585,775
Interest expense	155,511,043	176,139,490
Vacation pay and bonuses	120,849,761	109,396,438
Discounts to clients (1)	36,987,839	58,818,100
Commissions	18,609,545	18,770,926
Contribution to PT-ACS	4,908,757	6,841,810
Interest on unpaid taxes (Note 32.a))	1,116,083	1,157,276
Other (2)	66,844,507	54,684,798

	638,510,392	589,394,613

(1)	This caption comprises discounts to clients related to sole volume discount, granted to the major fixed live clients. These discounts are accounted as a reduction of the related revenues.
(2)
As of December 31, 2004 this caption includes an accrual of approximately Euro 41 million  corresponding to the fair value of certain cross-currency swaps which are not hedging any  specific risk, asset or liability (Note 3.p)).

16. Taxes Payable

This caption consists of:
	2004	2003

Value added tax	60,996,378	78,545,853
Social Security contributions	10,863,432	11,830,966
Personnel income tax withholdings	10,594,555	9,590,122
City tax	62,909	1,069,902
Income taxes, net of payments on account (i)	-	1,621,852
Other	295,168	266,906

	82,812,442	102,925,601

(i)	As of December 31, 2004 and 2003, net income taxes receivable is made up as follows:

	2004	2003

Income taxes receivable (Note 7)	2,671,827	3,232,311
Income taxes payable	-	(1,621,852)

Net income tax receivable	2,671,827	1,610,459

	2004	2003

Payments on account	5,086,990	2,966,267
Witholding income taxes	4,106,310	533,438
Current income taxes	(8,882,069)	(4,853,827)
Other	2,360,596	2,964,581

Net income tax receivable	2,671,827	1,610,459

2004 ANNUAL REPORT

Reconciliation between current income taxes in the Company’s balance sheet as of December 31, 2004 and 2003 and the current income tax expense for the years then ended is as follows:

	2004	2003

Current income taxes in the balance sheet	8,882,069	4,853,827
Taxes losses carryforward used in the year (Note 29)	237,178,778	250,752,473
Foreign income taxes payable by subsidiaries	38,305,380	39,551,056
Provision for legal actions related with income taxes (Note 28)	4,717,540	-
Other	1,538,014	(344,004)

Total Income tax expense-current	290,621,781	294,813,352

The current income tax expense was recorded in the following captions:

	2004	2003

Income statement (Note 29)	289,300,465	287,122,537
Shareholders' equity:
Cumulative foreign currency translation adjustments (Note 3.o))	1,812,409	6,108,630
Other reserves (Note 3.o))	(491,093)	1,582,185

	290,621,781	294,813,352

17. Deferred Income

This caption consists of:

	2004	2003

Advance billing (1)	141,944,699	113,190,687
Investment subsidies (Note 3.k))	9,953,460	14,537,473
Financial instruments (2)	8,328,285	22,006,110
Telephone directories	2,151,118	2,118,787
Other	75,107,083	60,560,438

	237,484,645	212,413,495

(1)	As of December 31, 2004 this caption included Euro 110,390,994 related mainly with pre-paid minutes of traffic in mobile networks, not used by customers from TMN and VIVO (Note 3.q)).
(2)	As of December 31, 2004 this caption relates to 50% of the net premium obtained in connection with the equity derivatives over PT Multimedia shares contracted with Banco Espírito Santo Group (Note 31). As of December 31, 2003 this caption included upfront fees received in connection with the restructuring of interest rate swap contracts, that are recognized in income during the maturity period of those contracts.

18. Other Non-Current Liabilities

1. Provision For Other Risks and Costs

This caption consists of (Note 28):

	2004	2003

Provision for legal actions (a)	67,825,144	14,927,504
Provision for taxes (b)	51,138,186	43,451,561
Provision for fixed assets (Note 3.d))	50,403,228	43,278,576
Other provisions for risks and costs (c)	291,509,751	259,722,025

	460,876,309	361,379,666

(a)
The provision for legal actions is to cover potential liabilities arising from legal actions against the Company for which the final outcome as of December 31, 2004 was not yet settled. The amount of the provision is based on information obtained from the Company’s legal counsel. During 2004, this provision was increased by approximately Euro 47 million as a result of new judicial and arbitrage processes presented against the Company.

(b)
The provision for taxes is to cover potential tax liabilities and was estimated based on information obtained from the Company's legal counsel and tax consultants. As of December 31, 2004 its detail by subsidiary, is the following:

VIVO	27,982,100
Portugal Telecom (Note 32.a))	13,975,284
PT Comunicações (Note 32.a))	1,963,893
Other	7,216,909

51,138,186

The provisions recorded by VIVO are basically related to indirect taxes in Brazil (ICMS), which legality under Brazilian Constitution is being challenged by Brasilcel’s subsidiaries.

(c)	As of December 31, 2004, the detail of this caption is as follows:

Provision for losses in affiliated companies (Note 10)	129,315,472
Provision for restructuring of TV Cabo (i)	68,350,766
Other provisions (ii)	93,843,513

291,509,751

(i)	This provision is to cover costs with the retirement of the analogue network. During 2004, the provision was increased by Euro 26,250,000 (Note 27).
(ii)	This caption includes a provision for potential impairments in the audiovisuals business amounting to Euro 40,000,000 (Note 27).

2004 ANNUAL REPORT

2. Other Non-Current Liabilities

This caption consists of:

	2004	2003

Accounts payable to fixed assets suppliers	121,489,388	19,154,800
Deferred income - investment subsidies (Note 3.k))	31,208,019	38,744,052
Taxes payable in foreign countries (1)	25,634,200	24,943,234
Other	30,437,227	61,929,247

	208,768,834	144,771,333

(1)	This caption relates to 50% of the ICMS payable by Global Telecom to the Brazilian state of Paraná, which resulted from a tax benefit obtained.

19. Minority Interests

During the year ended December 31, 2004 the movement in minority interests was as follows:

	Opening balance	Acquisitions and disposals	Income / (loss)	Changes in the consolidation perimeter	Dividends	Currency translation adjustments	Other	Closing balance

Brasilcel (1)	419,201,233	(115,229,615)	43,014,109	-	(30,156,059)	7,260,395	408,831	324,498,894
PT Multimédia (2)	166,169,910	-	46,723,131	-	(5,327,366)	(72,523)	(53,251)	207,439,901
Cabo Verde Telecom	28,772,842	-	7,165,483	-	(5,273,610)	-	167,335	30,832,050
Mascom(3)	16,682,849	(16,682,849)	-	-	-	-	-	-
Cabo TV Madeirense, S.A.	5,155,415	-	1,445,421	-	(539,400)	-	-	6,061,436
Timor Telecom, S.A.	-	-	828,850	1,716,566	-	(262,851)	-	2,282,565
Cabo TV Açoreana, S.A.	1,872,300	-	502,535	-	(349,197)	-	-	2,025,638
CST - Companhia Santomense
de Telecomunicações, SARL	1,438,850	-	355,784	-	(33,385)	(232,066)	(57,367)	1,471,816
Kenya Postel Directories, Ltd.	1,127,747	-	234,808	-	(369,088)	(96,281)	(11,182)	,886,004
LTM - Listas Telefónicas de Moçambique, Lda.	1,299,359	-	544,595	-	(527,288)	161,588	19,314	1,497,568
Empresa Gráfica Funchalense, S.A.	1,080,177	-	-	(1,080,177)	-	-	-	-
Previsão	-	-	27,821	1,029,851	-	-	-	1,057,672
Lusomundo Media	494,440	-	114,872	-	-	-	296,207	905,519
Naveprinter	-	713,787	3,842	-	-	-	-	717,629
Grafilme - Sociedade Impressora de Legendas, S.A.	577,237	-	173,987	-	(88,880)	-	-	662,344
Telecomunicações Públicas de Timor, S.A.	-	-	193,450	424,942	-	(62,970)	-	555,422
Other	95,609	-	240,376	41,440	(225,368)	(22,225)	341	130,173

	643,967,968	(131,198,677)	101,569,064	2,132,622	(42,889,641)	6,673,067	770,228	581,024,631

Income applicable to minority interests in the periods ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002

PT Multimédia (2)	46,723,131	13,036,880	(61,406,838)
Brasilcel (1)	43,014,109	51,527,882	-
Cabo Verde Telecom	7,165,483	7,405,816	7,055,199
Cabo TV Madeirense	1,445,421	1,072,541	890,458
Mascom (3)	-	6,484,585	4,532,724
TCP (4)	-	-	(23,313,734)
Other	3,220,920	(302,774)	(2,378,473)

	101,569,064	79,224,930	(74,620,664)

(1)	The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel’s subsidiaries in their corresponding amounts of shareholders’ equity and net income.
(2)	The minority interests in PT Multimedia correspond to the interests of minority shareholders in their equity and net income, considering the application of the equity method of accounting to their subsidiaries.
(3)	During 2004, Mascom was excluded from the consolidation as the financial investment in this subsidiary was in the process of being sold, only pending regulatory approval from the Botswana authorities (Note 10).

(4)	As mentioned in Note 1, this subsidiary was incorporated in Brasilcel as of December 27, 2002.

20. Share Capital and Reserves

On December 28, 2004 Portugal Telecom cancelled 87,799,950 treasury shares, with a nominal value of one Euro each, that were held, following a decision taken in the Annual General Meeting of April 2, 2004 regarding an announced share buyback. As a result, the Company’s share capital was reduced from Euro 1,254,285,000 to Euro 1,166,485,050.

As of December 31, 2004 Portugal Telecom's fully subscribed and paid share capital amounted to Euro 1,166,485,050 and is represented by 1,166,485,050 shares, with a nominal value of one Euro each, and with the following distribution:

  1,166,484,550 ordinary shares;
  500 Class A shares.

All the Class A shares are held by the Portuguese State.

In accordance with Portugal Telecom’s Articles of Associates, the Class A shares have special voting rights as follows:

  Election of one third of the Directors, including the Chairman of the Board of Directors;
  Authorization to require distributions to all shareholders of dividends in excess of 40% of Portugal Telecom’s net income;
  Capital increases and other changes in Portugal Telecom’s Articles of Association;
  Issuance of bonds and other securities;
  Authorization for a shareholder operating in an area which is in competition with Portugal Telecom to held more than 10% of the ordinary shares;
  Ammending the general objectives, the strategy or the policies of Portugal Telecom; and
  Defining investment policies of Portugal Telecom, including authorizing acquisitions and disposals.

As a result of the privatization of Portugal Telecom, initiated in June 1, 1995 and concluded on December 4, 2000, the interest of the Portuguese Government in the Company's share capital as December 31, 2004 was 6.79%, including the 500 Class A shares indicated above.

Capital issued premium

This caption results from premiums generated in capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários (the Portuguese stock exchange regulator), these amounts can only be used to increase share capital or to cover for accumulated losses (even before the use of other reserves). This amount can not be used to pay dividends or to acquire treasury shares.

Legal reserve

2004 ANNUAL REPORT

Portuguese law provides that at least 5% of each year’s profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

Equity Available for Distribution

Pursuant to Portuguese legislation, the amount of shareholders’ equity available for distribution is determined based on the standalone financial statements of the Company. During 2004, the movements in the Company’s shareholders’ equity, on a standalone basis, were as follows:

	Opening Balance	Application of Net Income and Other Reserves	Equity adjustments	Aquisition of treasury shares	Cancellation of share capital	Other	Closing Balance

Share capital	1,254,285,000	-	-	-	(87,799,950)	-	1,166,485,050
Capital issued premium	91,704,891	-	-	-	-	-	91,704,891
Treasury shares	(210,040,062)	-	-	(480,912,955)	690,953,017	-	-
Equity adjustments in	995,031,540	-	(666,892,260)	-		-	328,139,280
affiliated companies
Non-distributable reserves:							-
Legal	144,184,287	10,040,788	-	-		-	154,225,075
Treasury shares	210,040,062	-	-	480,912,955	(690,953,017)	-	-
Cancellation of treasury shares	-	-	-	-	87,799,950	-	87,799,950
Distributable reserves:							-
Free reserves	254,853,267	(76,724,707)	-	(172,284,916)	-	-	5,843,644
Retained earnings	(39,403,169)	39,403,169	685,304,951	(308,628,039)	-	(6,220,610)	370,456,302
Net income	240,218,936	(240,218,936)	-	-	-	500,085,704	500,085,704

	2,940,874,752	(267,499,686)	18,412,691	(480,912,955)	-	493,865,094	2,704,739,896

Pursuant to the Annual General Meeting of April 2, 2004, net income for 2003, amounting to Euro 240,218,936, was applied as follows:

Dividends	190,774,979
Retained earnings	39,403,169
Legal reserve	10,040,788

240,218,936

The Annual General Meeting of April 2, 2004 also approved an additional distribution to shareholders, in the form of dividends, of free reserves amounting to Euro 76,724,707 and a distribution of PT shares to employees amounting to Euro 6,220,610.

The net increase in the caption ‘‘Equity adjustments in affiliated companies’’ includes an amount of approximately Euro 22 million related with currency translations adjustments generated during 2004.

According to Portuguese legislation, a non-distributable reserve should be set-up to cover for any treasury shares acquired by an amount equivalent to the acquisition value of such shares. This reserve will be freed up upon the sale or cancellation of such treasury shares. However, Portuguese law also establishes that upon cancellation of such treasury shares a non-distributable reserve should be set-up corresponding to the nominal value of such shares.

2004 ANNUAL REPORT

Portuguese legislation establishes that the amount of equity available for distribution to shareholders is determined by the lower of the following amounts:

a)	Distributable reserves (95% of Net Income + Retained Earnings + Free Reserves);
b)	Total shareholders’ equity less the sum of share capital, capital issued premium, treasury shares and non-distributable reserves.

As of December 31, 2004 the amount of equity available for distribution to shareholders amounts to Euro 851 million.

21. Operating Revenues

This caption consists of:

	2004	2003	2002

Wireline business (Note 34.2)(1)	2,123,830,033	2,138,054,627	2,273,636,769
Services rendered	1,957,089,460	1,965,212,406	2,099,712,574
Directories	129,735,137	136,089,291	139,139,288
Sales	37,005,436	36,752,930	34,784,907
Domestic Mobile - TMN (Note 34.3)	1,444,293,249	1,346,740,297	1,266,647,997
Services rendered	1,300,371,237	1,213,221,073	1,132,761,033
Sales	143,922,012	133,519,224	133,886,964
Brazilian Mobile - VIVO (Note 34.4) (2)	1,502,984,689	1,361,513,763	1,217,622,274
Services rendered	1,183,397,482	1,093,778,637	1,048,632,419
Sales	319,587,207	267,735,126	168,989,855
PT Multimédia (Note 34.5) (1)	728,973,662	683,478,362	621,901,893
Services rendered	616,240,929	544,080,630	475,777,581
Sales	112,732,733	139,397,732	146,124,312
Other businesses	222,772,338	246,324,526	202,224,187
Services rendered	219,032,268	240,176,667	193,962,225
Directories	31,236	20,532	17,520
Sales	3,708,834	6,127,327	8,244,442

	6,022,853,971	5,776,111,575	5,582,033,120

a)
As a result of changes occurred in the composition of these business segments (Note 34.1), the amounts related to year 2002 were adjusted accordingly. PT.com’s results were included in the wireline business segment and excluded from the PT
Multimedia business segment.

b)
Since the contribution to Brasilcel of Portugal Telecom’s investment in TCP occurred on December 27, 2002 the amounts for the year ended December 31, 2002 include 100% of TCP’s operating revenues and the amounts for the years 2003 and
2004 include 50% of the consolidated operating revenues of VIVO.

22. Wages and Salaries

This caption consists of:

	2004	2003	2002

Salaries	620,674,846	585,494,416	581,537,670
Employee Benefits	97,381,015	86,188,097	74,672,734
Social Charges	17,461,279	20,367,531	19,331,095
Insurance	2,835,384	3,327,329	3,164,379
Other	7,814,127	10,525,105	16,069,489

	746,166,651	705,902,478	694,775,367

23. Costs of Telecommunications

This caption consists of:

	2004	2003	2002

Interconnection charges - mobile / mobile	142,473,045	167,587,697	176,195,727
Interconnection charges - fixed / mobile	110,512,681	127,385,114	151,446,742
International telecommunications operators	86,074,482	72,051,122	83,384,871
Rental of telecommunications circuits	63,415,789	68,328,380	54,278,630
Roaming	34,982,988	31,623,077	33,585,706
Interconnection charges - mobile / fixed	33,335,774	44,348,594	42,525,551
Satellite charges	5,382,288	9,384,808	9,390,213
Other costs of telecommunications services	76,074,380	66,436,266	72,131,224

	552,251,427	587,145,058	622,938,664

24. General and Administrative Expenses

This caption consists of:

	2004	2003	2002

Specialized work and subcontracts	562,464,040	493,846,049	495,187,549
Commissions	162,934,980	138,692,906	104,505,101
Rents	95,440,593	92,947,784	103,471,276
Electricity	50,251,740	44,879,402	46,832,747
Communication expenses	30,346,276	32,615,448	38,601,976
Travel and entertainment	22,773,144	20,071,589	16,534,541
Security expenses	11,734,179	10,510,399	9,350,331
Insurance	10,347,046	10,249,331	10,297,929
Fuel and gas	8,248,030	7,466,295	7,154,280
Other general and administrative expenses	121,402,429	115,246,614	93,626,193

	1,075,942,457	966,525,817	925,561,923

2004 ANNUAL REPORT

25. Other net financing expenses/(income)

This caption consists of:

	2004	2003	2002

Bank comissions and expenses	19,328,565	27,868,829	68,877,740
Increases in provisions for other risks and costs (Note 28) (1)	10,422,355	7,664,225	47,206,380
Financial discounts, net	5,704,466	2,463,886	4,866,436
Gains on investments	(1,521,043)	(1,292,259)	(1,143,322)
Decreases in provisions for other risks and costs (Note 28) (2)	(13,024,673)	(156,770,873)	(15,746,172)
Other net financial expenses/(income) (3)	(8,415,564)	24,693,950	7,675,123

	12,494,106	(95,372,242)	111,736,185

(1)	In 2004 this caption included primarily Euro 7,929,153 related with the increase in the provision for investments.
(2)
In 2004 this caption included primarily Euro 11,305,603 related with the decrease in the provision for risks related with financial instruments, as a result of the cancellation of the corresponding instruments (equity swaps on own shares). In 2003 this caption included: (i) Euro 82,498,690 related with equity swaps; and (ii) Euro 74,272,183 related with financial instruments contracted by VIVO, which as of December 31, 2002 were recorded as investments net of provisions and as of December 31, 2003 were recorded at fair value in the caption ‘‘Short term investments’’.

(3)
In 2004 this caption included primarily: (i) a gain amounting to Euro 33,416,640 related to a cancellation of an equity swap over PT Multimedia shares; and (ii) 50% of the taxes paid by Brasilcel’s subsidiaries amounting to Euro 13,264,646 related with financial revenues.

26. Net losses/(gains) on sales and disposals of fixed assets, net

This caption consists of:
	2004	2003	2002

Losses on sales and disposals of fixed assets	15,394,469	9,890,091	9,033,216
Losses on the retirement of fixed assets (Note 11)	3,631,366	4,176,106	4,274,208
Gains on sales and disposals of fixed assets (1)	(6,888,934)	(45,746,591)	(17,565,682)
Other	(125,174)	3,050,103	291,664

	12,011,727	(28,630,291)	(3,966,594)

(1)	In 2003, this caption included basically a gain obtained by PT Comunicações on the sale of a building to the Pension Funds.

27. Non-recurring items

This caption consists of:

	2004	2003	2002

Increases in provisions for other risks and costs (Note 28) (1)	34,348,329	62,710,282	-
Losses/(Gains) on disposals of investments, net:
Disposals of investment in Mascom (2)	(24,764,670)	-	-
Disposals of Telefónica shares	-	-	(30,519,163)
Disposals of investment in Deltapress	-	-	(5,098,510)
Donations	9,766,443	15,613,110	2,518,643
Provision to adjust assets and liabilities in TMN	-	-	50,915,335
Other (3)	68,069,040	(25,538,920)	20,806,320

	87,419,142	52,784,472	38,622,625

(1)
In 2004 this caption included Euro 26,250,000 related to a provision recorded by TV Cabo in connection with the dismantling of the analogue premium service and the implementation of a digital offer (Note 18). In 2003 this caption includes Euro 57,130,000 related to a provision to cover estimated losses resulting from the restructuring of certain activities of TV Cabo, including unrealizable assets and unrecorded liabilities.

(2)	In September 2004 the sale of the investment in Mascom was completed following regulatory approval. As a result, a gain of Euro 24,764,670 was recorded related with this transaction (Exhibit II).
(3)
In 2004 this caption includes: (i) Euro 40,000,000 related with a provision for potential impairments in the audiovisuals business (Note 18); and (ii) Euro 10 million related with the cost of several initiatives implemented by PT Comunicações during 2004 related with an agreement entered into with a consumer protection association (Note 32.c).

28. Movement in the Provisions

During 2004 the movement in the provision accounts was as follows:

	Opening			Other	Closing
	balance	Increases	Reductions	movements	balance

Provision for marketable securities	19,066	-	( 19 066)	-	-
Provision for doubtful accounts receivable (Notes 6 and 7)	409,729,904	71,374,970	(13,980,389)	(82,849,828)	384,274,657
Provision for inventories (Note 8)	27,444,050	7,976,558	(2,481,476)	(1,149,327)	31,789,805
Provision for investments (Note 10)	70,128,694	7,929,153	(1,700,005)	17,667,146	94,024,988
Provision for other risks and costs (Note 18):
Legal actions	14,927,504	47,097,555	(552,668)	6,352,753	67,825,144
Taxes	43,451,561	7,600,865	(3,339,521)	3,425,281	51,138,186
Fixed assets	43,278,576	16,481,519	(8,349,130)	(1,007,737)	50,403,228
Other	259,722,025	107,832,021	(37,696,823)	(38,347,472)	291,509,751

	868,701,380	266,292,641	(68,119,078)	(95,909,184)	970,965,759

2004 ANNUAL REPORT

(i) The increases occurred during 2004 in these provision accounts were recorded as follows:

Provisions for doubtful receivables, inventories and other	146,340,064
Depreciation and amortization	56,481,519
Non-recurring items (Note 27)	34,348,329
Other net financing expenses (Note 25)	10,422,355
Equity in losses of affiliated companies	10,181,917
Provision for income taxes (Note 16)	4,717,540
Taxes and other than income taxes	1,300,917
Other non-operating expenses/(revenues), net	2,500,000

266,292,641

(ii) The reductions occurred during 2004 in these provision accounts were recorded in the following profit and loss captions:

Depreciation and amortization	22,050,581
Provisions for doubtful receivables, inventories and other	17,445,464
Other net financing expenses (Note 25)	13,024,673
Non-recurring items	7,136,680
Taxes and other than income taxes	3,339,522
Subsidies	2,905,293
Equity in earnings of affiliated companies	1,735,353
Wages and salaries	481,512

68,119,078

In the profit and loss statement for the year ended December 31, 2004, the caption ‘‘Provisions for doubtful receivables, inventories and other’’ includes the following items:

Increases in these provisions	146,340,064
Direct write-off of accounts receivables	46,273,015
Decreases in these provisions	(17,445,464)
Collections from accounts receivables which were previously written-off	(3,436,285)

171,731,330

Other movements in provisions account balances include basically the direct use of provisions, the inclusion and exclusion of companies from the consolidation perimeter and currency translation adjustments relating to provisions recorded by foreign subsidiaries.

29. Taxes

Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax ("IRC") at a rate of 25% which can be increased up to 10% through a municipal tax. Portugal Telecom, PT Multimedia and Lusomundo Media adopted the tax consolidation regime. The provision for income taxes is determined on the basis of the estimated taxable income for all companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regimes of Portugal Telecom, PT Multimedia and Lusomundo Media, are taxed individually based on their respective taxable income, at the applicable tax rates.

In accordance with Portuguese tax legislation, corporate tax returns are subject to review and adjustment by the tax authorities during four years following their filing (five years for social security, being ten years for the contributions made up to the year ended December 31, 2001). Management believes that any adjustment, which may result from such reviews or inspections, would not have a material impact on the consolidated financial statements as of December 31, 2004, except for the situations described in Note 32.a) where provisions or accruals have been recorded. Under prevailing Portuguese tax regulations, tax losses may be carried forward for up to six years.

Deferred Taxes

The movement in deferred taxes (Note 3.o)) during the 2004 is as follows:

		Increase/(Decrease)

			Taxes	Foreign currency
	Opening		Payable	translation	Other	Closing
	Balance	Net income	(Note 16)	adjustments	adjustments	Balance

Deferred tax assets

Provisions	415,955,871	24,892,065	-	279,975	(17,883)	441,110,028
Tax losses carryforward (i)	651,863,830	116,577,636	(237,178,778)	626,645	4,573,115	536,462,448
Financial instruments	10,815,788	4,570,582	-	-	-	15,386,370
Additional contribution to pension funds	36,436,390	(700,972)	-	-	-	35,735,418
Other (ii)	216,540,935	(52,085,288)	-	2,556,532	70,083,156	237,095,335

	1,331,612,814	93,254,023	(237,178,778)	3,463,152	74,638,388	1,265,789,599

Deferred tax liabilities

Revaluation of fixed assets (Note 3.d))	24,567,396	(3,864,335)	-	-	65 927	20,768,988
Gains on disposals of investments	286,457,914	(13,597,146)	-	-	-	272,860,768
Distributable reserves of subsidiaries
in foreign countries	13,353,094	540,360	-	-	-	13,893,454
Other	9,147,176	-	-	-	-	9,147,176

	333,525,580	(16,921,121)	-	-	65,927	316,670,386

		110,175,144	(237,178,778)	3,463,152	74,572,461

(i)	Other adjustments in this caption include basically deductions to income taxes obtained by certain group companies included in the tax consolidation regime of Portugal Telecom, since those amounts can only be recovered after the total use of the existing tax losses carryforward.
(ii)	As of December 31, 2004 this caption included Euro 197,809,182 related with tax benefits obtained from a corporate restructuring in Brazil made by certain subsidiaries of Brasilcel. During 2004, TCO also completed its corporate restructuring, resulting in an increase of ‘‘Deferred tax assets’’ by Euro 69 million and a decrease of the same amount in the goodwill generated with this acquisition.

2004 ANNUAL REPORT

Deferred taxes recorded in the balance sheets as of December 31, 2004 and 2003 were classified as follows:

	2004		2003

	Assets	Liabilities	Assets	Liabilities

Current	773,811,063	27,944,032	748,141,425	32,793,924
Non-current	491,978,536	288,726,354	583,471,389	300,731,656

	1,265,789,599	316,670,386	1,331,612,814	333,525,580

The reconciliation of the income tax provision for the year ended December 31, 2004 calculated at the statutory Portuguese income tax rate and the effective income tax rate, is as follows:

Income before income taxes	780,819,780
Statutory tax rate (including municipal taxes at a 10% standard)	27,50%

214,725,440
Permanent differences (a)	42,845,103
Differences in tax rates (b)	2,944,924
Initial recognition of deferred tax assets related
with tax losses carryforward from previous years ( c)	(104,487,722)
Valuation allowance for certain tax losses carryforward	34,957,108
Reduction of deferred tax liabilities related with
deferred taxation on the disposal of certain investments (d)	(12,610,960)
Other	751,428

Income taxes in the profit and loss statement	179,125,321

Efective tax rate	22,94%

The income tax for the year, is as follows:
Income tax-current (Note 16)	289,300,465
Deferred taxes	(110,175,144)

179,125,321

(a) This amount relates to the following:
Goodwill amortization (Note 12)	97,122,489
Provisions (i)	54,830,468
Amortization of Band A licenses (ii)	33,309,382
Equity accounting in gains of affiliated companies, net (Note 10)	(27,721,982)
Other	(1,739,982)

155,800,375
Tax effect	27,50%

42,845,103

(i)	This caption includes basically a provision recorded in 2004 amounting to Euro 40,000,000 to cover estimated losses in the audiovisuals business, which is not deductible for tax purposes (Note 18).
(ii)
The amortization of Band A licenses held by Brasilcel's subsidiaries is not tax deductible because these intangibles result from the allocation of goodwill generated in the acquisition of those companies.

(b) This amount relates to the impact of the different municipal tax rates applicable to the different group companies in Portugal and with the differences between the statutory tax rate in Portugal and the income tax rates applicable to foreign subsidiaries.

(c) This amount refers to the initial recognition of deferred tax assets related with tax losses from previous years in PT Multimedia, since only in 2004 was obtained evidence that these losses can be realised.

(d) This amount relates to the adoption by the Company of the voluntary taxation regime for certain gains on the disposal of investments obtained in previous years, which taxation was deferred due to the adoption at the time of the reinvestment regime.

30. Post Retirement Benefits

1. Pension Benefits

As referred to in Note 3.f), PT Comunicações, PT SI and Global Notícias (former Jornal de Notícias and Diário de Notícias) are liable for the payment of pensions, supplemental pension benefits to suspended employees and other gratuities to retired and active employees. These liabilities, which are estimated based on actuarial valuations prepared by an independent actuary, are as follows:

a) Former Telecom Portugal employees - Former employees of Telecom Portugal hired by CTT prior to May 14, 1992, or who were retired on that date, are entitled to a Company provided pension benefit. Employees hired after that date are covered by the general Portuguese State social security system. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

b) Former TLP employees - The retired and active employees who were formerly employees of TLP and who were hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. After this date these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

c) Former TDP employees - Former employees of TDP hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

d) Former Employees of Marconi - The former employees of Marconi hired prior to February 1, 1998 are entitled to a pension benefit from Caixa and two different supplemental pension benefits (Marconi Fundo de Melhoria and Marconi Complementary Fund). Employees hired after that date are not entitled to these benefits, as they are covered by the general Portuguese State social security system.

e) On retirement PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

2004 ANNUAL REPORT

f) Former Employees of Jornal de Notícias and Diário de Notícias - Employees of Jornal de Notícias, hired prior to November 16, 1994 and of Diário de Notícias, hired prior to December 29, 1979, are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system.

g) Employees of PT SI - who were transferred from PT Comunicações and Marconi and were covered by pension plans of those companies are entitled to a pension supplement.

The actuarial valuations for these plans as of December 31, 2004, prepared by an independent actuary, used the projected unit credit method and considered the following actuarial assumptions and rates:

	2004	2003
Rate of return on pension fund assets	6.00%	6.00%
Pension liabilities’ discount rate	5.75%	6.00%
Salaries liabilities’ discount rate	4.00%	4.00%
Salary growth rate	3.00%	3.00%
Pension growth rate (*)	2.00%	2.00%
Inflation rate	2.00%	2.00%

Mortality table:
Employees (whilst in active service):	AM 92 - males	AM 92 - males
	AF 92 - females	AF 92 - females
Pensioners and employees who have taken	PA (90) m less	PA (90) m less
early retirement:	3 years males	2 years males
	PA (90) f less	PA (90) f less
	3 years females	2 years females
Disability table: Swiss Reinsurance Company
Turnover of employees: Nil
(*)	Except for Diário de Notícias and Marconi Fundo de Melhoria, where there is no pension growth rate.

The following table sets out the funded status of the PT Comunicações, PT SI and Global Notícias plans as of December 31, 2004 and 2003:

	2004	2003

Projected benefit obligation ("PBO"):
Retired, pre-retired and suspended employees	1,905,319,000	1,846,468,000
Salaries and gratuiries to pre-retired and suspended employees	986,385,800	841,232,000
Active employees	700,674,000	670,020,000

	3,592,378,800	3,357,720,000
Plan assets at fair value	(1,972,620,000)	(1,828,066,000)

Projected benefit obligation, in excess of plan assets	1,619,758,800	1,529,654,000

As of December 31, 2004 and 2003 the plan assets are as follows:

	2004	2003

Equities	681,516,951	615,829,914
Bonds	671,112,135	649,868,442
Property	259,565,035	259,371,373
Real estate investment funds	54,654,566	75,160,719
Cash, treasury bills, short-term stocks and net current assets	305,771,313	227,835,552

	1,972,620,000	1,828,066,000

2004 ANNUAL REPORT

As of December 31, 2004 and 2003 the reconciliation between the projected benefit obligation in excess of plan assets and the liability recorded in the consolidated balance sheet as of that dates is presented below:

	2004	2003

Projected benefit obligation, in excess of plan assets	1,619,758,800	1,529,654,000
Actuarial losses, net (i)	(884,263,944)	(769,090,982)
Transition obligation (ii)	(24,737,000)	(26,519,596)
Prior service cost	1,772,000	1,466,730

Pension Liabilities	712,529,856	735,510,152

(i)
Actuarial losses, net result basically from: (a) the lower actual return on fund assets as compared with the expected return on fund assets; (b) the change in some actuarial assumptions; and (c) the higher salary growth rates and higher increase in pensions and pre-retired salaries, than the long term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over an average period of 14 years which corresponds to the estimated average working life of active employees. During 2004 and 2003, the movements in actuarial gains and losses were as follows:

	2004	2003

Beginning balance	(769,090,982)	(726,002,450)
Actuarial gains and (losses) arising in the period :
PBO related	(222,949,962)	(144,596,532)
Plan assets related	36,355,000	38,635,000
Am ortization of the period
Regular	68,587,000	58,114,000
Curtailm ent related	2,835,000	4,759,000

Ending balance	(884,263,944)	(769,090,982)

Actuarial losses from 2004 are basically related with the change in the discount rate of pension liabilities from 6% to 5.75% and the increase in mortality tables.

(ii)
The transition obligation results from the first time recognition of post retirement benefits, in 1993. This amount will be amortized over the estimated average working life of active employees at that date, which was estimated to be 18 years. In 2004, the amortization of the transition obligation amounts to Euro 1,785,000.

The pension liabilities of PT Comunicações, PT SI and Global Notícias were recorded in the consolidated balance sheet as of December 31, 2004 and 2003, in the following captions:

	2004	2003

Accrued post retirement liability (Note 30.3)	712,529,856	730,837,776
Accounts payable other - Third parties (Note 14 and 30.3)	-	4,672,376

	712,529,856	735,510,152

A summary of the components of the net periodic pension cost for the years ended December 31, 2004 and 2003 is presented below:

	2004	2003

Service cost	18,617,000	20,618,000
Interest cost	176,485,000	182,188,000
Expected return on plan assets	(111,127,000)	(98,369,000)
Net amortization of deferrals	5,205,969	60,516,000

Sub-total (Note 30.4)	89,180,969	164,953,000
Curtailment costs related to early retirements,
pre-retirements and suspended contracts (Note 30.4)	153,315,800	268,032,000

Net periodic pension cost	242,496,769	432,985,000

Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

The contributions made to the pension funds and payments of salaries to pre-retired and suspended employees in the years ended December 31, 2004 and 2003 were as follows:

	2004	2003

Contributions to pension funds:
Employers' contributions	125,737,000	153,461,330
Plan participants' contributions	10,991,000	11,032,603

	136,728,000	164,493,933

Payments of salaries to pre-retired and suspended employees (Note 30.3)	143,056,984	146,747,706

Employers’ contributions include Euro 121.2 million (Note 30.3), which was recorded as a decrease in the accrued post retirement liability, and Euro 4.5 million which corresponds to the payment of an amount due to the pension funds at the end of 2003. Payments to pre-retired and suspended employees were recorded as a decrease in the accrued post retirement liability (Note 30.3) .

As of December 31, 2004 the accrued post retirement liabilities relating to the defined benefit plans of the subsidiaries of Brasilcel amounted to Euro 1,265,772 (Note 30.3) .

2. Other Employee Benefits

As referred to in Note 3.g), PT Comunicações and PT SI are liable for the payment of post retirement health care benefits to employees and their eligible relatives.

The actuarial valuations for these plans prepared by an independent actuary, as of December 31, 2004, used the projected unit credit method and considered the following assumptions and rates:

Health care cost trend rate:	2004	2003
Next 6 years	3.50%	3.50%
Years thereafter	3.00%	3.00%
Discount rate	5.75%	6.00%
Inflation rate	3.00%	3.00%
Salary growth rate	2.00%	2.00%

Mortality table:
Employees (whilst in active service):	AM 92 - males	AM 92 - males
	AF 92 - females	AF 92 - females
Pensioners and employees who have	PA (90) m less 3	PA (90) m less

2004 ANNUAL REPORT

taken early retirement:	years males	2 years males
	PA (90) f less 3	PA (90) f less
	years females	2 years females

Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

Based on this study, the accumulated post retirement health care benefit obligation of PT Comunicações and PT SI as of December 31, 2004 and 2003 was Euro 701,797,100 and Euro 688,763,000, respectively. The reconciliation between the post retirement health care obligations and the liability recorded in the balance sheet at December 31, 2004 and 2003 is presented below:

	2004	2003

Accumulated health care benefit obligation	701,797,100	688,763,000
Actuarial losses, net (i)	(108,483,572)	(120,927,369)
Transition obligation (ii)	(40,669,000)	(46,273,802)
Prior year service gain	3,333,000	3,540,000

Post retirement health care liability	555,977,528	525,101,829

(i)
Actuarial losses, net result basically from the difference between the actual and expected healthcare costs and higher inflation rates than the long-term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over 14 years, which corresponds to the estimated average working life of active employees. During 2004 and 2003 the movements in the caption ‘‘Actuarial losses, net’’ were as follows:

	2004	2003

Beginning balance	(120,927,369)	(112,772,283)
Act uarial gains/ (losses), net arising in t he period :
PBO relat ed	8,772,797	(14,707,086)
Am ort izat ion of t he period
Regular	3,302,000	6,036,000
Curt ailm ent relat ed	369,000	516,000

Ending balance	(108,483,572)	(120,927,369)

(ii)
The transition obligation results from the first time recognition of other employee benefits, in 1997. This amount will be amortized over the estimated average working life of active employees at that date, which was estimated to be 18 years. The costs related with the amortization of the transition obligation were recorded in the caption ‘‘Post retirement benefits’’ (Euro 4,207,000) and in the caption ‘‘Work force reduction program costs’’ (Euro 1,399,000).

A summary of the components of the net periodic post retirement health care cost for the years ended December 31, 2004 and 2003, is presented below:

	2004	2003

Service cost	5,061,000	5,628,000
Interest cost	36,935,000	38,131,000
Net amortization of deferrals	7,335,000	10,649,000

Sub-total (Note 30.4)	49,331,000	54,408,000

Curtailment costs related to early retirements,
pre-retirements and suspended contracts (Note 30.4)	11,120,100	27,363,000

Net periodic post retirement health care costs	60,451,100	81,771,000

Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

During 2004, the contribution made to PT-ACS, net of the contributions from the SNS (Note 3.g)), amounted to Euro 29,777,489 and were recorded as a reduction to the accrued post retirement liability (Note 30.3) .

As of December 31, 2004, the accrued post retirement health care liabilities include Euro 95,088 relating to healthcare liabilities of Brasilcel’s subsidiaries (Note 30.3) .

2004 ANNUAL REPORT

3. Balance sheet captions

Accrued Post Retirement Liability

This caption consists of:

	2004	2003

Accrued Post Retirement Liability:
Pension benefits (Note 30.1)	713,795,628	730,872,244
Other employee benefits (Note 30.2)	556,072,616	525,166,751

	1,269,868,244	1,256,038,995

Accounts Payable (Note 30.1)	-	4,672,376

	1,269,868,244	1,260,711,371

The net increase in the accrued post retirement liabilities during the year of 2004 amounted to Euro 13,829,249, as follows:

	Pension	Other employee
	benefits	benefits	Total

Post retirement benefits (Note 30.4)	89,180,969	49,331,000	138,511,969
Work force reduction program costs (Note 30.4)	156,719,526	11,120,100	167,839,626
Payments to pre-retired and suspended employees (Note 30.1)	(143,056,984)	-	(143,056,984)
Contributions to pension funds and PT ACS (Note 30.1)	(121,242,343)	(29,777,489)	(151,019,832)
Changes in consolidation	288,000	-	288,000
Currency translation adjustments	130	245	375
Other adjustments	1,034,086	232,009	1,266,095

	(17,076,616)	30,905,865	13,829,249

4. Profit and loss captions

		2004	2003

Net Periodic Pension Cost:
Post retirement benefits:
Pension benefits (Notes 30.1 and 30.3)		89,180,969	168,493,045
Other employee benefits (Notes 30.2 and 30.3)		49,331,000	54,449,134

		138,511,969	222,942,179

Work force reduction program costs:
Extraordinary post retirement benefits (curtailment):
Pension benefits (Note 30.1)		153,315,800	268,032,000
Other employee benefits (Note 30.2)		11,120,100	27,363,000

		164,435,900	295,395,000
Additional cost related to 2004 curtailment (Note 30.3)		3,403,726	-
Termination payments		2,999,220	13,678,485
Additional cost related to 2002 curtailment		-	7,077,591
Decrease in provisions to restructuring		-	(2,066,374)

		170,838,846	314,084,702

2004 ANNUAL REPORT

31. Financial instruments and risk management

Derivative financial instruments are basically used by the Company to manage interest rate and exchange rate exposure.

The contracting of financial instruments is made after careful analysis of the risks and rewards of these instruments based on information obtained from different financial institutions. These operations are subject to authorization from Portugal Telecom’s Executive Committee and are permanently monitored through an analysis of the financial markets and the positions held by the Company. The fair-value of these derivatives is assessed several times during the year to determine the economic and financial implications of their cancellation.

Interest rate exposure

Interest rate swaps were contracted by Portugal Telecom in order to diversify interest rate exposure or to take advantage of the possibility of converting from variable rates to fixed rates. During 2004, certain financial instruments reached its maturity which, together with the anticipated cancellation of others, resulted in a reduction of the notional of interest rate swaps. As of December 31, 2004 the notional of these interest rate swaps amounted to approximately Euro 472 million with an average maturity of 6.8 years.

During 2004, VIVO contracted interest rate swaps in Brazilian Reais, which as of December 31, 2004 amounted to BRL1,601 million with an average maturity of 3 days.

Exchange rate and interest rate exposure

Cross currency swaps were contracted primarily to reduce exposure to exchange rate and interest rate risks. As of December 31, 2004 the Company had a cross currency swaps from U.S. Dollars to Euros, with a notional of approximately Euro 74 million and an average maturity of 6.8 years.

Pursuant the cancellation of the interest rate component of certain cross currency swaps, as of December 31, 2004 Portugal Telecom had contracted foreign exchange options and forwards of Euros to U.S. Dollars, with a notional of Euro 200 million and an average maturity of 4.3 years.

Additionally, Portugal Telecom had contracted forwards of Euros to U.S. Dollars in order to cover the risk associated to future cash flow payments. As of December 31, 2004, those contracts had a notional of Euro 12 million and had an average maturity of 6 months.

As of December 31, 2004 VIVO had cross currency swaps to cover accounts payable denominated in U.S. Dollars and Japanese Yens (JPY) with a notional of USD 878 million and JPY 6,827 million and an average maturity of 1.2 years and 8 months, respectively.

As of December 31, 2004 VIVO had also contracted: (i) other cross currency swaps (U.S. Dollars/Brazilian Reais) with a notional of USD 418 million and an average maturity of 1.4 years; and (ii) cross currency swaps (Euros/Brazilian Reais) with a notional of Euro 25 million and an average maturity of 2 months.

2004 ANNUAL REPORT

Equity derivatives

As of 31 December 2004 Portugal Telecom had contracted the following equityderivatives:

(a)	Own shares
In order to facilitate the completion of the share buyback program, Portugal Telecom contracted to ABN Amro and Citibank equity swaps over 21,551,006 own shares, representing 1.72% of the share capital prior to the cancellation in December 2004 of the 7% treasury shares held. Considering the difference between the exercise price of those derivatives (ranging from Euro 7.14 to Euro 8.99 per share) and PT’s stock price at 31 December 2004, Portugal Telecom did not record any provision to cover estimated losses with these equity swaps. These contracts had maturities ranging from 2 to 12 months.

(b)	PT Multimedia shares
In order to increase its exposure to PT Multimedia, Portugal Telecom contracted with Santander Group equity swaps over 15,287,545 PT Multimedia shares, representing 9.7% of its share capital, as follows:
(i) 9,187,545 shares, with an exercise price of Euro 17.74 and a maturity of 17 months; and
(ii) 6,100,000 shares, with an exercise price of Euro 14.10 and a maturity of 5 months.

Additionally, during 2004 Portugal Telecom contracted with Banco Espírito Santo Group equity derivatives which consist of options to acquire shares of PT Multimedia, representing 5% of its share capital. These options are as follows:

(i)	Portugal Telecom acquired from Banco Espírito Santo de Investimento, S.A. (‘‘BESI’’) a call option over 6.063 million shares of PT Multimedia shares with a strike price of Euro 26.513 at maturity (31 December 2005). Portugal Telecom can exercise this option at any time and BESI can choose between physical or financial settlement (the latter has a 15% discount over the strike price). At the same time, BESI acquired from Portugal Telecom a call option over the same number of shares of PT Multimedia with a strike price of Euro 16, which only offers the possibility of financial settlement. This call option can only be exercised if the stock price of PT Multimedia is above the strike of the call option acquired by Portugal Telecom, being the exercise of the option automatic in the case that Portugal Telecom exercises its call option.
(ii)	Portugal Telecom receives from Banco Espírito Santo a call option over 1.5 million PT Multimedia shares with a strike of Euro 23 at maturity (31 December 2005). Portugal Telecom can exercise this option at any time and Banco Espírito Santo can choose between physical or financial settlement (the latter has a 20% discount on the strike price).

As a result of these contracts, Portugal Telecom will receive from BESI an aggregate premium of Euro 16.657 million, corresponding to the difference between the acquisition prices of the options referred above, with 50% of this amount payable in 31 December 2004 and the remaining 50% on the exercise date of the option acquired by BESI or, if that option is not exercised, in 31 December 2005. This premium can only be claimed if BESI receives a premium in connection to any options contracted with these third parties to hedge BESI’s position regarding the call options acquired and sold to PT over 6.063 million shares of PT Multimedia as referred above. In addition, BESI must clearly demonstrate to Portugal Telecom that these hedging options were contracted with third parties and that there was a default event on the payment of the corresponding premium. Given that BESI will celebrate with third parties an option contract that would permit it to obtain the hedging of the position assumed on the contract referred above, Portugal Telecom and BESI agreed that the latter has the right to reduce the options included in the contract to 3.469 million shares, with the proportional decreases in prices and fees, if those entities do not comply with its contractual obligations. However, BESI committed to develop all efforts to guarantee that those entities will assume its obligations. The amount payable at the end of 2004, amounting to Euro 8,328,285 was recorded under the caption ‘‘Deferred income’’ (Note 17).

Fair value of financial instruments

As of December 31, 2004 and 2003 the carrying value and fair value of financial instruments are as follows (amounts in millions of Euros):

	2004		2003		2002

	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial instruments to manage the risks of:
Interest rate (Note 3.p))	1.3	(22.0)	(8.5)	(61.9)	1.1	(66.2)
Interest rate and exchange rate (Note 3.p))	(67.7)	(63.5)	80.5	99.5	162.0	75.5

Total	(66.4)	(85.5)	72.0	37.6	163.1	9.3

Equity Swaps:
Own shares	(0.6)	6.0	(24.4)	3.4	(42.6)	(40.2)
PT Multimédia shares	(1.4)	43.8	(3.9)	15.5	(68.5)	(69.1)

Total	(2.0)	49.8	(28.3)	18.9	(111.1)	(109.3)

32. CONTINGENCIES AND COMMITMENTS

a) Tax contingencies

As of December 31, 2004 the Company is subject to certain tax contingencies. The Company’s management, based on information obtained from the Company’s legal counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company’s financial position or results of operations. These contingencies, which have not been provided for as of December 31, 2004 are as follows:

- The tax returns of the former TLP for the years 1990 to 1993, the former TP for the year 1993 and the former Marconi and PT for the years 1997 to 1999, were reviewed by the tax authorities, resulting in additional income tax assessments amounting to Euro 28,008,616. Portugal Telecom decided to contest these assessments, based upon the opinion of its lawyers whose consensus is that the outcome will be in Portugal Telecom’s favour.

- Portugal Telecom is challenging the assessments made by the Municipal Councils of Porto and Lisbon relating to the usage of public rights-of-way for its telecommunications infrastructure, which as of December 31, 2004 were as follows:

Municipal Council of Oporto	1,235,533
Municipal Council of Lisbon	102,553

1,338,086

Pursuant to the New Basic Law (Law 91/97) operators of basic telecommunications networks, such as Portugal Telecom, are exempt from municipal taxes and rights-of-

2004 ANNUAL REPORT

way and other fees with respect to access to and installation and usage of their telecommunications networks in connection with their obligations under their concession from the Portuguese Government, such as the Concession. The Portuguese Government has stated that the New Basic Law confirms the exemption under Article 29 of the Concession, which was established by the decree law authorizing the Concession.

Additionally, there are the following situations which are fully provided for:

1.	Due to additional assessments related with the 1999 and 2000 income tax returns of Portugal Telecom, SGPS, S.A., an accrual amounting to Euro 13,975,284 has been recorded and included in the provision for other risks and costs (Note 18).
2.	Due to additional assessments related with the 1999 and 2000 income tax returns of PT Comunicações and related with the benefit from the tax credit from the investment, an accrual amounting to Euro 1,963,893 has been recorded and included in the provision for other risks and costs (Note 18).
3.	In relation to the 1997, 1998 and 1999 tax returns, in the case that the positions taken by Portugal Telecom are considered to be inadequate, taxes have been paid or accruals have been recorded, which as of December 31, 2004 amounted to Euro 1,116,083 (Note 15).

b) Other actions

The activity of Portugal Telecom is regularly subject to investigations by ANACOM, the European Commission and the Competitor Authority, in connection with the review of the application of the related laws and regulations in its business practices. As of 31 December 2004 the Competition Authority is conducting an investigation related with the alleged use of predatory prices between PT Comunicações and PT Prime, price discrimination in the wireline business (wholesale and retail) and reductions in margins. Portugal Telecom might have to pay fines and penalties if, as a result of the investigations, it is considered guilty. Portugal Telecom considers that, based on information obtained from its lawyers, the final outcome of these legal actions will not have a material impact in the Company’s financial position as of December 31, 2004.

c) Claims by a consumer protection association

The introduction by Portugal Telecom of new prices for fixed telephone services as from February 1998, which were subsequently approved by ICP - Instituto de Comunicações de Portugal (currently ANACOM - Autoridade Nacional de Comunicações -‘‘ANACOM’’) and by Direcção Geral de Concorrência e Preços has caused several legal actions from DECO - Associação de Defesa do Consumidor (“ DECO” ). From a financial standpoint, the most relevant is the inhibiting action submitted in September 1999, in which it is demanded that ANACOM abstain from approving the prices for 1999 and that Portugal Telecom be forbidden from applying them. In the first instance the Court decided that the new prices were illegal and condemned Portugal Telecom to refund the amounts charged in 1999 as activation fees and publish the decision. Portugal Telecom did not accept the decision, considering it illegal, and through PT Comunicações submitted several appeals against this decision to superior courts, which maintained the decision of the first instance Court. In October 2003 PT Comunicações was notified by the Supreme Court that its appeal was denied and that it should refund the amounts charged in 1999 as activation fess. However, in March 2004 PT Comunicações and DECO signed an agreement facilitating an alternative solution to the refund of the amounts charged in 1999 as activation fees. This agreement comprises several initiatives implemented by PT Comunicações during 2004, which had a cost of Euro 10 million (Note 27) that was recorded as a other non-operating expense. As a result of this agreement, DECO removed all legal actions against PT Comunicações on this subject matter.

2004 ANNUAL REPORT

d) Guarantees

As of December 31, 2004 the Company has given guarantees and comfort letters to third parties, as follows:

Bank guarantees given to Portuguese courts for outstanding litigation	9,036,548

Bank guarantees given to other entities:
By PT Comunicações (1)	18,287,518
By PT Multimédia and subsidiaries (2)	9,332,897
By TMN to ANACOM	3,162,539
Other bank guarantees	1,540,519

32,323,473

Comfort letters and other bank garantees (3):
Sport TV	89,518,512
Warner Lusomundo España	13,333,333
TV Cabo Macau	7,341,605
Vasp	5,588,875
Other	911,378

116,693,703

(1)	These guarantees were given by PT Comunicações to the Portuguese Tax Authorities, in respect of the tax contingencies discussed in Note 32.a).
(2)	These guarantees were given by PT Multimedia, to Alta Autoridade para a Comunicação Social (the Portuguese media regulator), in connection with the broadcasting of television shows.
(3)
These comfort letters were issued by the Group in order to guarantee loans obtained by  associated companies. On September 1, 2004 PT Multimedia and PPTV - Publicidade de Portugal e  Televisão, S.A. (the other shareholder of Sport TV, together with PT Conteúdos) granted to Sport TV, a guarantee amounting to Euro 70 million, to cover a loan obtained by this company   to acquire the rights to broadcast the games of the Portuguese football league for the seasons  from 2004-2005 to 2007-2008.

e) Purchase commitments

As of December 31, 2004, the Company had assumed commitments for the purchase of basic equipment amounting to approximately Euro 79.2 million.

f) Financial commitments

- In October 2000, Médi Telecom entered into medium and long term loan contracts totalling Euro 1,000,000,000 with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network.

Under the provisions of the contracts, Médi Telecom is required to attain certain financial performance levels. In accordance with the financing operation, the major shareholders of Médi Telecom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Intercontinental, S.A. (32.18%) and Banque Marrocaine du Commerce Exterieur (18.06%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Telecom (in the form of capital or shareholders’ loans), if this is necessary to cover possible shortfalls in the agreed financial targets. As a result of loans already granted to Médi Telecom by PT Móveis and Telefónica Intercontinental, the maximum amount of this liability, as of December 31, 2004, is limited to an additional maximum of Euro 84,000,000 and ends as soon as Médi Telecom reaches a Net Debt/EBITDA ratio of less than 3.0 during four consecutive quarters.

- Portugal Telecom signed a Shareholders’ Agreement with the other shareholders of Sportinveste, in which Portugal Telecom committed to give additional paid in capital contributions up to a maximum of Euro 40,000,000. As of December 31, 2004 Portugal Telecom had already granted additional paid in capital contributions to Sportinveste amounting to Euro 30,023,168 (Note 10).

33. Transactions with Related Entities

a) Concession Agreement

On February 15, 1995, through Decree Law 40/95, the Portuguese Government granted Portugal Telecom the exclusive right to provide infrastructure and leased circuit services as well as fixed telephone, telex and telegraphy services in Portugal. These rights were granted for an initial period of 30 years and can be renewed for successive minimum periods of 15 years. The above referred exclusive rights remained in force up to the date that the Portuguese Government liberalized the telecommunications industry. This Decree Law and the subsequent Concession Contract dated March 20, 1995 (the "Concessions Contract") establish the administrative and operational obligations of Portugal Telecom, the basic service prices framework, and the rent payable to the Portuguese State.

On September 9, 2000, through Decree Law 219/2000, the Portuguese Government approved the transfer of Portugal Telecom's position in the Concession Agreement to PT Comunicações and established the conditions for the related transfer of assets, liabilities, rights and obligations from Portugal Telecom to PT Comunicações.

On December 11, 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the ownership of the Basic Network and, as a result, the concession rent was terminated together with the reversibility principle that was previously applicable to concession assets.

b) Discounts to retired Portuguese citizens

In accordance with Decree Law 20-C/86, certain eligible retired Portuguese citizens are entitled to a discount on the telephone tariff, which is reimbursed to PT Comunicações by the Portuguese State. Up to December 31, 2001 this receivable balance was to be offset against the concession rent payable to the Portuguese State. As a result of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession Contract, this receivable balance should now be paid directly by the Portuguese State, which committed to include the corresponding expense in the Annual State Budget of incoming years, as stated by Decree Law 18/2003. As of December 31, 2004 the account receivable balance from the Portuguese State regarding discounts to retired Portuguese citizens amounts to Euro 47,597,244 (Note 7) and is made up as follows:

Discounts given in 2003 (Note 14)	26,392,172
Discounts given in 2004	21,205,072

47,597,244

2004 ANNUAL REPORT

During 2004, PT Comunicações had signed agreements with a financial institution relating to the sale of the accounts receivable balances regarding the discounts given in 2002 and 2003. PT Comunicações received cash advances of those amounts, less the related expenses inherent in these transactions, and recorded accounts payable to this financial institution totalling Euro 53,791,776. In August 2004, the Portuguese State paid Euro 27,399,604, related with the discounts given in 2002. All expenses related with these transactions were recorded in the profit and loss statement.

34.	Disclosures about Segments of the Company and Related Information

34.1	General

The basis used by management to identify the reportable segments was a combination of the following factors:

(i)	Differences in products and services;
(ii)	Differences in regulatory environments; and
(iii)	Geographic areas.

These segments are consistent with the way management currently analyses its businesses.

The Company identified the following reportable segments:

Wireline Business	Retail
(1)	Wholesale
Data and Corporate
Other

Domestic Mobile	TMN (2)
Brazilian Mobile	VIVO (3)
Multimedia	Pay TV and Cable Internet - TV Cabo, PT Conteúdos and Primum TV
Businesses	Audiovisuals - Lusomundo Audiovisuais and Lusomundo Cinemas
(PT Multimedia)	Media - Lusomundo Serviços and Lusomundo Media
Other Multimedia Operations - PT Multimedia and other sub-holdings

(1)	The wireline business includes several services which are provided mainly by PT Comunicações, PT Prime and PT.com.
(2)	This business segment derives its revenues from mobile telecommunication services in Portugal.
(3)	This business segment derives its revenues from mobile telecommunication services in Brazil, provided by Brasilcel’ subsidiaries in several States of Brazil (Note 1).

Transactions between segments are accounted for in the same manner as transactions with external parties.

The summarized results for each reportable segment do not include some extraordinary items as capital gains or losses from the sale/exchange of financial assets and are presented before consideration of the minority interests at Group level. The minority interests considered in each reportable segment are only related to the direct interests of minority shareholders of subsidiaries of the sub-holdings for each reportable segment.

2004 ANNUAL REPORT

34.2. Wireline Business

Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2004, 2003 and 2002 are presented below:

	2004	2003	2002

Services rendered - external customers (Note 21)	2,086,824,597	2,101,301,697	2,238,851,862
Services rendered - intersegment revenues	141,873,589	149,583,769	167,112,101
Sales of merchandise and products - external customers (Note 21)	37,005,436	36,752,930	34,784,907
Sales of merchandise and products - inter segment sales	605,158	225,361	329,109

Operating revenues	2,266,308,780	2,287,863,757	2,441,077,979

Wages and salaries	(294,984,700)	(314,596,639)	(350,923,455)
Post-Retirement benefits	(137,777,495)	(219,938,209)	(180,873,048)
Costs of telecommunications	(383,783,838)	(428,914,406)	(496,813,900)
Depreciation and amortization	(381,249,683)	(404,339,250)	(431,653,191)
Own work capitalized	28,012,029	36,141,884	64,817,575
Costs of products sold	(37,873,306)	(45,842,620)	(32,206,438)
Marketing and publicity	(44,554,892)	(26,598,019)	(29,238,089)
Concession rent	-	-	16,604,413
General and administrative expenses	(270,062,380)	(211,729,896)	(225,969,200)
Other net operating income	(222,867,253)	(169,128,124)	(221,047,435)

Operating costs and expenses	(1,745,141,518)	(1,784,945,279)	(1,887,302,768)

Operating income	521,167,262	502,918,478	553,775,211

Interest and related expenses	(34,495,972)	(47,651,404)	(42,676,538)
Goodwill amortization	(7,152,717)	(7,152,717)	(7,679,221)
Interest and related income	16,094,994	11,890,237	21,969,307
Gains/(losses) on sales and disposals of fixed assets	(158,372)	41,067,614	10,759,611
Equity in losses of affiliated companies	(970,469)	(1,077,261)	(2,374,945)
Work force reduction program costs	(169,558,740)	(311,263,761)	(49,313,318)
Other net non-operating income/(expenses)	(6,630,168)	(5,127,044)	694,630
Extraordinary items	2,534,729	(16,698,573)	(487,818)

Income before income tax	320,830,547	166,905,569	484,666,919
Provision for income taxes	(88,829,879)	(137,646,453)	(162,826,053)
Income applicable to minority interests	-	(63,774)	(23,055)

Net income	232,000,668	29,195,342	321,817,811

Net income of this segment for years ended December 31, 2004, 2003 and 2002 was affected by curtailment costs of Euro 169,558,740, Euro 311,263,761 and Euro 49,313,318, respectively.

Capital expenditures for this reportable segment for the years ended December 31, 2004, 2003 and 2002 were approximately Euro 206.4 million, Euro 165.3 million and Euro 604.6 million (including Euro 348,4 million related with the acquisition of the Basic Network), respectively. Total assets as of December 31, 2004 and 2003 were approximately Euro 3,976.8 million and Euro 3,969.0 million, respectively.

34.3. Domestic Mobile - TMN

Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2004, 2003 and 2002 are presented below:

	2004	2003	2002

Services rendered - external customers (Note 21)	1,300,371,237	1,213,221,073	1,132,761,033
Services rendered - intersegment revenues	139,782,376	170,853,927	199,947,958
Sales of merchandise and products - external customers (Note 21)	143,922,012	133,519,224	133,886,964
Sales of merchandise and products - inter segment sales	4,190,499	5,001,030	8,155,430

Operating revenues	1,588,266,124	1,522,595,254	1,474,751,385

Wages and salaries	(56,269,494)	(59,188,048)	(48,503,874)
Costs of telecommunications	(296,614,686)	(295,485,140)	(325,280,447)
Depreciation and amortization	(200,874,938)	(189,900,617)	(174,935,873)
Own work capitalized	1,583,645	4,448,129	5,239,064
Costs of products sold	(170,866,479)	(154,749,178)	(167,983,520)
Marketing and publicity	(28,492,459)	(26,260,516)	(20,058,815)
General and administrative expenses	(198,612,849)	(210,773,711)	(194,412,360)
Other net operating income	(92,295,823)	(90,723,844)	(100,537,618)

Operating costs and expenses	(1,042,443,083)	(1,022,632,925)	(1,026,473,443)

Operating income	545,823,041	499,962,329	448,277,942

Interest and related expenses	(9,855,549)	(19,938,321)	(13,672,071)
Interest and related income	2,728,721	4,377,768	4,102,884
Gains/(losses) on sales and disposals of fixed assets	(8,246,778)	(3,924,613)	(9,474,681)
Other net non-operating income/(expenses)	(996,684)	(2,567,885)	9,578,881
Extraordinary items	-	-	(50,915,335)

Income before income tax	529,452,751	477,909,278	387,897,620
Provision for income taxes	(143,305,228)	(159,643,314)	(128,132,791)

Net income	386,147,523	318,265,964	259,764,829

Capital expenditures for this reportable segment for the years ended December 31, 2004, 2003 and 2002 were approximately Euro 158.8 million, Euro 168.5 million and Euro 282.7 million, respectively, and total assets as of December 31, 2004 and 2003 were approximately Euro 1,464.2 million and Euro 1,335.6, respectively.

2004 ANNUAL REPORT

34.4. Brazilian Mobile

Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2004, 2003 and 2002 are presented below:

	2004	2003	2002

Services rendered - external customers (Note 21)	1,183,397,482	1,093,778,637	1,048,632,419
Services rendered - intersegment revenues	(7,750)	24,134	438,283
Sales of merchandise and products - external customers (Note 21)	319,587,207	267,735,126	168,989,855

Operating revenues	1,502,976,939	1,361,537,897	1,218,060,557

Wages and salaries	(93,145,897)	(75,242,602)	(60,175,996)
Costs of telecommunications	(87,746,166)	(114,184,193)	(109,159,918)
Depreciation and amortization	(267,833,258)	(254,003,543)	(236,719,658)
Costs of products sold	(371,185,077)	(293,220,874)	(197,576,814)
Marketing and publicity	(68,269,102)	(50,479,600)	(28,810,396)
General and administrative expenses	(292,406,297)	(252,152,645)	(224,044,955)
Other net operating income	(93,879,883)	(67,555,012)	(85,607,551)

Operating costs and expenses	(1,274,465,680)	(1,106,838,469)	(942,095,288)

Operating income	228,511,259	254,699,428	275,965,269

Interest and related expenses	(214,182,985)	(219,227,392)	(212,600,748)
Goodwill amortization	(38,634,938)	(53,076,620)	(9,254,776)
Interest and related income	79,941,276	152,176,165	45,334,794
Gains/(losses) on sales and disposals of fixed assets	(1,842,721)	(4,743,592)	3,660,724
Equity in losses of affiliated companies	-	-	(88,641,563)
Other net non-operating income/(expenses)	(4,615,832)	(2,808,208)	125,011

Income before income tax	49,176,059	127,019,781	14,588,711
Provision for income taxes	(65,352,452)	(85,374,043)	(48,856,903)
Income applicable to minority interests	(43,014,109)	(51,527,882)	-

Net income/(loss)	(59,190,502)	(9,882,144)	(34,268,192)

Net income of this reportable segment for the years ended December 31, 2004 and 2003 correspond to 50% of the net income of Brasilcel, and for the year ended December 31, 2002, net income correspond to Telesp Celular Participações results.
Capital expenditures for 50% of VIVO for the years ended December 31, 2004 and 2003 were approximately Euro 264.5 million and Euro 164.6 million, respectively and 50 % of the total assets of Brasilcel as of December 31, 2004 and 2003 amounted to Euro 4,044.6 million and Euro 3,742.4 million, respectively. In the year ended December 31, 2002 TCP’s capital expenditures were approximately Euro 88.2 million.

34.5. PT Multimedia

Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2004, 2003 and 2002 are presented below:

	2004	2003	2002

Services rendered - external customers (Note 21)	616,240,929	544,080,630	475,777,581
Services rendered - intersegment revenues	817,860	786,529	856,400
Sales of merchandise and products - external customers (Note 21)	112,732,733	139,397,732	146,124,312
Sales of merchandise and products - inter segment sales	2,524	57,584	-

Operating revenues	729,794,046	684,322,475	622,758,293

Wages and salaries	(86,726,376)	(83,786,203)	(86,009,282)
Post-Retirement benefits	(,558,863)	(1,139,803)	(1,277,171)
Costs of telecommunications	(26,783,807)	(25,165,051)	(25,189,171)
Depreciation and amortization	(58,610,282)	(62,989,542)	(73,090,945)
Own work capitalized	997,851	982,100	2,068,135
Costs of products sold	(25,657,733)	(59,060,297)	(66,624,370)
Marketing and publicity	(39,567,851)	(30,217,909)	(27,764,974)
General and administrative expenses	(312,025,311)	(306,572,517)	(296,912,833)
Other net operating income	(47,897,598)	(44,682,459)	(41,874,813)

Operating costs and expenses	(596,829,970)	(612,631,681)	(616,675,424)

Operating income	132,964,076	71,690,794	6,082,869

Interest and related expenses	(7,936,890)	(11,493,537)	(4,055,399)
Goodwill amortization	(14,803,469)	(13,622,067)	(38,766,281)
Interest and related income	1,249,283	6,529,136	3,176,197
Gains/(losses) on sales and disposals of fixed assets	(994,830)	(3,883,337)	(934,853)
Equity in earnings/(losses) of affiliated companies	988,135	(6,287,657)	(12,166,472)
Work force reduction program costs	(565,893)	-	(5,721,601)
Other net non-operating income/(expenses)	(3278,264)	(6,869,410)	(9,965,493)
Extraordinary items	(77,563,309)	(61,667,538)	3,610,051

Income before income tax	30,058,839	(25,603,616)	(58,740,982)
Income taxes	82,615,694	55,758,667	4,284,446
Income applicable to minority interests	(2,304,550)	948,063	2,388,427

Net income/(loss)	110,369,983	31,103,114	(52,068,109)

The net income for this reportable segment for the year ended December 31, 2004 was affected by: (i) a provision recorded by TV Cabo amounting to Euro 26,250,000 in connection with the dismantling of the analogue premium service and the implementation of a digital offer (Note 18); (ii) extraordinary costs amounting to Euro 40,000,000 related with provisions to cover estimated losses in the audiovisuals business (Note 18); and (iii) the initial recognition of deferred tax assets related with tax losses from previous years, since only in 2004 was obtained evidence that these tax losses can be realized.

Capital expenditures for this reportable segment for the years ended December 31, 2004, 2003 and 2002 were approximately Euro 80.5 million, Euro 57.4 million and Euro 78.9 million, respectively, and total assets as of December 31, 2004 and 2003 amounted to Euro 1,145.7 million and Euro 900.7 million, respectively.

2004 ANNUAL REPORT

34.6. Reconciliation of Operating Revenues and Net Income

a) Operating revenues

	2004	2003	2002

Total relating to reportable segments	6,087,345,889	5,856,319,383	5,756,648,214
Total relating to other segments	440,823,444	404,819,337	346,042,109
Elimination of intragroup revenues	(505,315,362)	(485,027,145)	(520,657,203)

	6,022,853,971	5,776,111,575	5,582,033,120

b) Net income

	2004	2003	2002

Total relating to reportable segments	669,327,672	368,682,276	495,246,339
Total relating to other segments	16,677,009	29,476,170	33,530,955
Other items:
Financial expenses related with loans obtained at group level	(178,784,093)	(165,325,475)	(178,756,687)
Exchange (Losses)/Gains with derivative instruments	(12,334,906)	(17,303,832)	147,846,301
Goodwill amortization at group level	(36,531,365)	(36,761,366)	(94,651,546)
Equity accounting in losses of affiliated companies, net	27,704,179	(11,791,756)	(57,690,370)
Provisions for finantial instruments	11,305,603	82,498,690	(26,830,171)
Effect of change in tax rate	-	(56,118,907)	-
Adjustment of income tax	49,448,684	60,267,671	14,467,910
Minority interests not included on reportable segments	(46,687,388)	(13,388,170)	57,893,067

	500,125,395	240,235,301	391,055,798

c) Total assets

	2004	2003

Total assets relating to reportable segments	10,631,070,000	9,947,546,169
Total assets relating to other segments	1,522,226,513	2,694,094,182
Goodwill	501,764,481	529,986,996
Investments in associated companies	308,348,166	386,187,913

	12,963,409,160	13,557,815,260

35. Subsequent Events

The following significant events occurred after 31 December 2004:

On 5 January 2005 TCP successfully completed the capital increase of approximately BRL 2,054 million, which comprised the rights issue of BRL 2,000 million and the subscription in kind equivalent to the tax credits related to year 2003 in the amount of BRL 53.89 million. The proceeds of the rights issue were used to repay a bridge loan related to the TCO tender offer and to repay other short-term debt. With this capital increase the controlling shareholders increased the economic interest in TCP from 65.12% to 65.70%, through the ownership of 524,712 million common shares (94.90% of TCP’s total common shares) and of 515,084 million preferred shares (50.02% of TCP’s total preferred shares).

On 28 February 2005 PT announced the sale by its subsidiary PT Multimedia of its financial investement in Lusomundo Serviços, including its 80.91% shareholding in Lusomundo Media, through the execution of a promissory sale and purchase agreement with Controlinveste for a total consideration of Euro 173.8 million. With a view to simplifying the acquisition, prior to closing, PT will sell its 5.94% direct stake in Lusomundo Media to PT Multimedia, for a total consideration of Euro 10.1 million.

As describe in Note 31, Portugal Telecom held at 31 December 2004 equity swap contracts over own shares representing 1.72% of its share capital prior to the cancellation in December 2004 of the 7% treasury shares held. These equity swaps were contracted in connection to the 10% share buyback programme announced in 2003. In 2005, as of the date of this Annual Report, Portugal Telecom had contracted additional equity swaps over 16,077,544 own shares (at an average price of Euro 9.39 per share), to facilitate completion of the remaining 1.28% of this 10% share buyback progarmme. The average price of the completed 10% share buyback programme was Euro 8.22 per share.

2004 ANNUAL REPORT

Exhibit I - Details of Subsidiary, Affiliated and Investee Companies as of December 31, 2004

1. Companies included in the consolidation
The following companies were included in the consolidation as of December 31, 2004 and 2003:

Company	Head office	Activity	Percentage of ownership

			2004		2003

			Direct	Total	Total

Portugal Telecom (parent company)	Lisbon	Holding company.
(Note 1)

			Lusomundo Media	44.18%	44.23%
Açormedia - Comunicação Multimedia e	Ponta	Providing services on edition of	(90%)
Edição de Publicações, S.A.	Delgada	publications, audiovisual
(‘‘Açormedia’’)		communication, multimedia
		services and edition of books.

Cabo TV Açoreana, S.A.	Ponta	Distribution of television	TV Cabo Portugal	48.24%	48.24%
	Delgada	signals by cable and satellite	(83.82%)
		in the Azores area.

Cabo TV Madeirense, S.A.	Funchal	Distribution of television	TV Cabo Portugal	39.71%	39.71%
		signals by cable and satellite	(69%)
		in the Madeira area.

			PT Ventures (40%)	40.00%	40.00%
Cabo Verde Telecom, S.A.	Praia	Fixed and mobile
		telecommunications services in
		Cabo Verde.

Clipanúncios - Serviços de Gestão	Lisbon	Electronic management of	-	-	49.15%
de Informação, S.A. (a)		advertisements and services in
		the electronic commerce area.

Contact Cabo Verde - Telemarketing	Praia	Call and contact center services.	PT Contact (100%)	100.00%	-
e Serviços de Informação, S.A. (b)

CST - Companhia Santomense de	São Tomé	Fixed and mobile	PT Comunicações	51.00%	51.00%
Telecomunicações, S.A.R.L.		telecommunication services in	(51%)
		São Tomé e Príncipe.

Directel - Listas Telefónicas	Lisbon	Publication of telephone	PT Ventures (100%)	100.00%	100.00%
Internacionais, Lda. (‘‘Directel’’)		directories and operation of
		related data bases.

Directel Cabo Verde - Serviços de	Praia	Publication of telephone	Directel (60%)	76.00%	76.00%
Comunicação, Lda.		directories and operation of	Cabo Verde
		related databases in Cabo Verde	Telecom (40%)

Directel Macau - Listas	Macau	Publication of telephone	Directel (75%)	80.00%	80.00%
Telefónicas, Lda.		directories and operation of	PT Ásia (5%)
		related databases in Macau.

Elta - Empresa de Listas	Luanda	Publication of telephone	Directel (55%)	55.00%	55.00%
Telefónicas de Angola, Lda.		directories.

Empracine - Empresa Promotora de	Lisbon	Developing activities on movies	Lusomundo SII	57.48%	-
Actividades Cinematográficas, Lda.		exhibition.	(100%)
(b)

Empresa Gráfica Funchalense, S.A.	Lisbon	Services provider of graphic art	-	-	28.78%
(c)		namely typography, lithography,
		plasticizing, book binding,
		photocomposition and offset.

Global Notícias Publicações, S.A.	Oporto	Newspaper edition and	Lusomundo Media	48.95%	49.01%
		publication.	(99.72%)

Grafilme - Sociedade Impressora de	Lisbon	Providing services on	Lusomundo	31.98%	31.98%
Legendas, Lda.		audiovisual subtitling.	Audiovisuais
			(55.56%)
				90.00%	90.00%
Infonet Portugal - Serviços de	Lisbon	Commercialization of value added	PT Prime (90%)
Valor Acrescentado, Lda.		products and services in the
		area of information and
		communication by computer
		through access to the Infonet
		world network.

Company	Head office	Activity	Percentage of ownership

			2004		2003

			Direct	Total	Total

Jornal do Fundão Editora, Lda.	Fundão	Newspaper edition and	Lusomundo Media	25.20%	25.24%
		publication.

Kenya Postel Directories, Ltd.	Nairobi	Production, editing and	Directel (55%)	55.00%	55.00%
		distribution of telephone
		directories and other
		publications.

LTM - Listas Telefónicas de	Maputo	Management, editing, operation	Directel (50%)	50.00%	50.00%
Moçambique, Lda.		and commercialization of
		listings of subscribers and
		classified telecommunications
		directories.

Lusomundo Audiovisuais, S.A.	Lisbon	Import, commercialization,	PT Multimedia	57.56%	57.56%
		distribution and production of	(100%)
		audiovisual products.

Lusomundo Cinemas, S.A.	Lisbon	Cinema exhibition.	PT Multimedia	57.56%	57.56%
			(100%)

Lusomundo Editores, S.A.	Lisbon	Movies distribution.	PT Multimedia	57.56%	57.56%
			(100%)

Lusomundo España, SL (‘‘Lusomundo	Madrid	Management of investments	PT Multimedia	57.56%	57.56%
Espana’’)		relating to activities in Spain	(100%)
		in the audiovisuals business.

Lusomundo - Sociedade Investimentos	Lisbon	Management of Real Estate.	PT Multimedia	57.48%	-
Imobiliários, SGPS, S.A.			(99.87%)
(‘‘Lusomundo SII’’) (b)

Lusomundo Imobiliária 2, S.A. (b)	Lisbon	Management of Real Estate.	Lusomundo SII	57.37%	-
			(99.80%)

Lusomundo Media	Lisbon	Management of investments.	Lusomundo	49.09%	49.09%
			Serviços
			(74.97%)
			Portugal Telecom
			(5.94%)

Lusomundo Moçambique, Lda.	Maputo	Cinema exhibition.	Lusomundo Cinemas	57.56%	57.56%
			(100.00%)

Lusomundo Serviços	Lisbon	Management of investments.	PT Multimedia	57.56%	57.56%
			(100%)

Lusomundo.net - Comércio	Lisbon	Providing multimedia and	-	-	57.56%
Electrónico e Informática, Lda.(a)		telecommunications services.

Mascom Wireless Botswana	Botswana	Provision of mobile	-	-	50.01%
(Proprietary) Limited ("Mascom")		telecommunications services in
(d)		Botswana.

Mobitel, S.A.	São Paulo	Call center services.	PT Brasil	56.96%	56.96%
			(56.96%)

Naveprinter - Indústria Gráfica do	Oporto	Providing services on publishing	Global Notícias	44.53%	-
Norte, S.A. (e)		and graphic art.	(90.97%)

Notícias Direct - Distribuição ao	Lisbon	Home delivery of publications	Lusomundo Serviços	57.56%	57.56%
Domicílio, Lda.		and other services.	(100%)

Ocasião - Edições Periódicas, Lda.	Almada	Newspaper edition and	Global Notícias	48.95%	-
(‘‘Ocasião’’) (e)		publication.	(99.98%) Lusomundo
			Media (0.02%)

Platoforma - Empresa de Trabalho	Lisbon	Supply of temporary labour to	-	-	100.00%
Temporário, Lda. ("Platoforma") (d)		third parties, personnel
		selection and professional
		training.

Portugal Telecom Ásia, Lda. ("PT	Macau	Promotion and marketing of	Portugal Telecom	99.96%	99.96%
Ásia")		telecommunications services.	(95.92%)
			PT Comunicações
			(4.04%)

2004 ANNUAL REPORT

Company	Head office	Activity	Percentage of ownership

			2004		2003

			Direct	Total	Total

Portugal Telecom Brasil, S.A. ("PT	São Paulo	Management of investments.	Portugal Telecom	100.00%	100.00%
Brasil")			(99.95%)
			PT Comunicações
			(0.05%)

Portugal Telecom Inovação, S.A.	Aveiro	Innovation, research,	Portugal Telecom	100.00%	100.00%
(‘‘PT Inovação’’)		development and integration of	(100%)
		telecommunications services and
		engineering solutions and
		training services in
		telecommunications.

Portugal Telecom Inovação Brasil,	São Paulo	Development of information	PT Inovação(100%)	100.00%	100.00%
Ltda.		technologies and
		telecommunications services.

Portugal Telecom Internacional	Amsterdam	Obtaining financing for the	Portugal Telecom	100.00%	100.00%
Finance B.V		group in international markets.	(100%)

Premium TV Portugal, S.A.	Lisbon	Development and promotion of	PT Conteúdos	57.56%	57.56%
		"pay-TV" and multimedia	(100%)
		services, including licensing of
		TV programs.

Previsão - Sociedade Gestora de	Lisbon	Pension fund management.	Portugal Telecom	78.12%	-
Fundos de Pensões, S.A.			(78.12%)
(‘‘Previsão’’) (e)

PrimeSys, Soluções Empresariais,	São Paulo	Provision of services in the	PT Brasil (100%)	100.00%	100.00%
S.A.		areas of information technology
		and telecommunications.

PT Acessos de Internet Wi-Fi, S.A.	Lisbon	Provides wireless Internet	Portugal Telecom	100.00%	-
(b)		access services.	(100%)

PT Comunicações, S.A. (‘‘PT	Lisbon	Establishment, management and	Portugal Telecom	100.00%	100.00%
Comunicações’’)		operation of telecommunications	(100%)
		infrastructures and provision of
		public telecommunication
		services and telebroadcasting
		services.

PT Compras - Serviços de Consultoria	Lisbon	Providing consultant and	Portugal Telecom	100.00%	100.00%
e Negociação, S.A.		negotiation services related	(100%)
		with the buying process.

PT Contact - Telemarketing e	Lisbon	Production, promotion and sale	PT Comunicações	100.00%	100.00%
Serviços de Informação, S.A. ("PT		of information systems,	(100%)
Contact")		including information products
		and services and related
		technical assistance.

PT Conteúdos - Actividade de	Lisbon	Production and sale of	PT Televisão por	57.56%	57.56%
Televisão e de Produção de		television programs and	Cabo (100%)
Conteúdos, S.A. (former TV Cabo		advertising management.
Audiovisuais)

PT Corporate	Lisbon	Providing all services available	Portugal Telecom	100.00%	100.00%
		in the Group, in the fixed line	(100%)
		and mobile telecommunications
		and information systems.

PT Investimentos Internacionais,	Lisbon	Business advisory board service	Portugal Telecom	100%	-
S.A. (‘‘PT II’’) (f)		installment, consultation,	(100%)
		administration and business
		management. Elaboration of
		projects and economic studies
		and manage investments.

PT Meios - Serviços de Publicidade e	Lisbon	Purchase, sale and exchange of	Portugal Telecom	100%	100%
Marketing, S.A.		space advertising, analysis of	(100%)
		marketing investment projects.

PT Móveis, SGPS, S.A. (‘‘PT	Lisbon	Management of investments in the	TMN (100%)	100.00%	100.00%
Móveis’’)		mobile business.

PT Multimedia - Serviços de	Lisbon	Management of investments in the	Portugal Telecom	57.56%	57.56%
Telecomunicações e Multimedia,		multimedia business.	(57.56%)
SGPS, S.A.

PT Multimedia.com Brasil, Ltda.	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%
(‘‘PTM.com Brasil’’)

Company	Head office	Activity	Percentage of ownership

			2004		2003

			Direct	Total	Total

PT Prime, SGPS, S.A. (Prime SGPS)	Lisbon	Management of investments, under	Portugal Telecom	100.00%	100.00%
		the business areas of corporate	(100%)
		market and large customers.

PT Prime - Soluções Empresariais de	Lisbon	Provision of development and	Portugal Telecom	100%	100%
Telecomunicações e Sistemas, S.A.		consultancy services in the	(100%)
		areas of electronic commerce,
		contents and information
		technology.

PT Prime Tradecom - Soluções	Lisbon	Provision of development and	Prime SGPS (66%)	66.00%	66.00%
Empresariais de Comércio		consultancy services in the
Electrónico, S.A. ("Tradecom’’) (g)		areas of electronic commerce,
		contents and information
		technology.

PT Pro, Serviços Administrativos e	Lisbon	Shared services center.	Portugal Telecom	100.00%	100.00%
de Gestão Partilhados, S.A.			(100%)

PT Sistemas de Informação, S.A.	Oeiras	Provision of IT systems and	Portugal Telecom	100.00%	100.00%
(‘‘PT SI’’)		services.	(99.8%)
			PT Comunicações
			(0.1%)
			TMN (0.1%)

PT Televisão por Cabo, SGPS, S.A.	Lisboa	Management of investments in	PT Multimedia	57.56%	-
(h)		television by cable market.	(100%)

PT Ventures, SGPS, S.A. (‘‘PT	Lisbon	Management of investments in	Portugal Telecom	100.00%	100.00%
Ventures’’)		international markets.	(100%)

PT.com - Comunicações	Lisbon	Services rendered development	Portugal Telecom	100.00%	100.00%
Interactivas, S.A. (i)		and sale of communication	(100%)
		product services, information
		and multimedia services.

Rádio Notícias - Produções e	Lisbon	Developing activities on	Lusomundo Media	40.58%	40.63%
Publicidade, S.A. (‘‘Rádio		production of radio broadcast	(67.71%)
Notícias’’)		programs, including publicity	Global Notícias
		products.	(15%)

Rádio Press - Comunicação e	Oporto	Activities on radio	Rádio Noticias	40.58%	40.63%
Radiodifusão, Lda.		broadcasting, edition and	(100%)
		commercialization of records,
		and other kind of audiovisual
		material.

RJN - Rádio Jornal do Norte, Lda.	Oporto	Developing activities on	Rádio Noticias	40.58%	40.63%
		production of radio broadcast	(100%)
		programs, including publicity
		products.

Saber e Lazer - Informática e	Lisbon	Information management and	-	-	100.00%
Comunicação, S.A. ("Saber e		development of software
Lazer")(j)		products.

Simarc - Promoções Imobiliárias,	Lisbon	Administration of real estate	Portugal Telecom	100.00%	-
S.A. (b)		assets, real estate investment	(100%)
		consultancy, management of
		property developments, purchase
		and sale of real estate.

Telemática - Consultores de	Lisbon	Supply of computer equipment,	PT Contact (100%)	100.00%	100.00%
Telecomunicações		training and installations.
e Informática, Lda.

Telepac II - Comunicações	Lisbon	Services rendered development	-	-	100.00%
Interactivas, S.A.(j)		and sale of telecommunications
		product services, information
		and multimedia services.

Timor Telecom, S.A. (b)	Timor	Provider of telecommunications	TPT (50.10%)	38.15%	-
		services in Timor

TMN - Telecomunicações Móveis	Lisbon	Provision of mobile	Portugal Telecom	100.00%	100.00%
Nacionais, S.A.		telecommunications services and	(100%)
		the establishment, management
		and operation of
		telecommunications networks.

Tradecom, SGPS, S.A. ("Tradecom	Lisbon	Management of investments.	-	-	100.00%
SGPS") (g)

TSF - Rádio Jornal de Lisboa, Lda.	Lisbon	Radio broadcasting including	Rádio Noticias	40.58%	40.63%
		production of programs and	(100%)
		publicity products.

2004 ANNUAL REPORT

Company	Head office	Activity	Percentage of ownership

			2004		2003

			Direct	Total	Total

TPT - Telecomunicações Publicas de	Lisbon	Purchase, sale and services	PT Ventures	76.14%	-
Timor, S.A. (‘‘TPT’’) (b)		rendering of telecommunications	(75.16%)
		products and information	PT Ásia (0.98%)
		technologies in Timor

TV Cabo Portugal, S.A.	Lisbon	Distribution of television by	PT Televisão por	57.56%	57.56%
		cable, conception, realization,	Cabo (100%)
		production and broadcasting of
		television programs, operation of
		telecommunications services.

Warner Lusomundo Sociedade Ibérica	Lisbon	Management of entertainment	-	-	57.56%
de Cinemas, Lda. (k)		activities.

(a)	These companies were liquidated in 2004.
(b)	These companies were fully consolidated due to their materiality for the presentation of the consolidated financial statements.
(c)	This company was excluded from consolidation as of December 31, 2004.
(d)	These companies were sold during 2004.
(e)	Portugal Telecom acquired or increased its participation in these companies during 2004.
(f)	This company was incorporated at March 31, 2004 as result of the reorganization of the international businesses.
(g)	In 2004, the company Tradecom SGPS was merged into PT Prime SGPS and, as result, all the participations of Tradecom SGPS were incorporated into PT Prime SGPS.
(h)	During the second half of 2004, GSF - Gestão de Serviços Financeiros, Lda was renamed to ‘‘PT Televisão por Cabo, SGPS, S.A.’’ and changed its activity.
(i)	As of May 7, 2004 this company changed its name from ‘‘PT Multimedia.Com SGPS, S.A.’’ to the one it is using currently.
(j)	As of December 2004, these companies were merged into PT.com
(k)	During the second half of 2004 this company was merged into Lusomundo Cinemas.

These subsidiaries were included in the consolidation by the full consolidation method based on the provisions of line a), item 1, article 1 of Decree-law 238/91 of July 2 (majority of voting rights) except for Cabo Verde Telecom, which was consolidated based on line c), item 1, article 1 of that Decree-Law (dominant influence based on shareholders’ agreements or similar contracts).

2. Companies excluded from the consolidation

The following companies were excluded from the consolidation as of December 31, 2004 and 2003:

Company	Head office	Activity	Percentage of ownership

			2004		2003

			Direct	Total	Total

A Tentativa (Empresa Cinematográfica),	Lisbon	Cinema exhibition.	-	-	47.00%
S.A. (a)

Academia Global, Ltda. (b)	São Paulo	Development and	PTM.com Brasil	100.00%	100.00%
		commercialization of	(100%)
		technological goods and
		services in the areas of
		education and professional
		training, including support
		services.

Canal 20 TV, S.A. (b)	Madrid	Distribution of TV products.	PT Multimedia	28.78%	28.78%
			(50%)

Cine Esplanada Ideal Olhanense, Lda.	Olhão	Cinema exhibition.	-	-	57.56%
(a)

Cinerg - Sociedade Madeirense de	Funchal	Cinema exhibition.	-	-	57.48%
Cinemas, Lda. (a)

Contact Cabo Verde - Telemarketing e	Praia	Call and contact center	-	-	100.00%
Serviços de Informação, S.A. (c)		services.

DirectMedia Ásia, Lda. (b)	Hong Kong	Publishing of B2B directories.	Directel (99%)	100.00%	100.00%
			PT Ásia (1%)

Directel Uganda - Telephone	Uganda	Publication of telephone	Directel (90%)	90.00%	90.00%
Directories, Limited (d)		directories.

EJV - Plataforma de Comércio	Lisbon	Creation and management of	-	-	100%
Electrónico, S.A. (e)		electronic commerce platforms
		for goods and services

Empracine - Empresa Promotora de	Lisbon	Cinema exhibition.	-	-	57.48%
Actividades Cinematográficas, Lda. (c)

Empresa Cine Mourense, Lda. (f)	Moura	Cinema exhibition.	PT Multimedia	57.25%	57.25%
			(99.46%)

Empresa de Recreios Artísticos, Lda.	Lisbon	Cinema exhibition.	Lusomundo SII	52.85%	52.85%
(‘‘ERA’’) (b)			(87.90%)
			PT Multimedia
			(4.03%)

Empresa Teatro Sá da Bandeira, Lda. (a)	Santarém	Management and promotion of	-	-	34.53%
		public events.

Foliver - Serviços de Telecomunicações	Lisbon	Production and multimedia	-	-	74.88%
e Transferência de Informação, S.A. (e)		edition of information about
		the wine market.

Grande Reportagem - Sociedade Editora,	Lisbon	Edition, commercialization,	Lusomundo Media	49.09%	49.15%
Lda. (b)		distribution and import/export	(100%)
		of both periodical and non-
		periodical publications.

Guinetel, S.A. (b)	Bissau	Provision of public	PT II (55%)	55%	-
		telecommunications services.

Guiné Telecom - Companhia de	Bissau	Provision of public	PT Comunicações	51.14%	51.14%
Telecomunicações da Guiné-Bissau,		telecommunications services.	(51.14%)
S.A.R.L. (g)

GSF - Gestão e Serviços Financeiros,	Lisbon	Supply of financial services,	-	-	57.48%
Lda. (h)		management of investments and
economical studies.

Hotel Video - Prestação de Serviços,	Lisbon	Establishment of video systems	PT Multimedia	34.53%	34.53%
Lda. (b)		on Hotels and similar spaces.	(60%)

Janela Digital - Informativo e	Caldas da	Development of IT solutions to	PT.com (50%)	50.00%	50.00%
Telecomunicações, Lda ("Janela	Rainha	the real state market.
Digital") (b)

2004 ANNUAL REPORT

Company	Head office	Activity	Percentage of ownership

			2004		2003

			Direct	Total	Total

Lusocine - Sociedade Exibidora de	V.R.S.	Developing activities on movies	-	-	57.56%
Filmes, Lda. (a)	António	exhibition.

Lusomundo - Sociedade Investimentos	Lisbon	Management of real estate assets.	-	-	57.48%
Imobiliários, SGPS, S.A. (‘‘Lusomundo
SII’’) (c)

Lusomundo Imobiliária 2, S.A. (c)	Lisbon	Management of real estate assets.	-	-	57.37%

Marconi France Telecommunications SAS	Paris	Provision of telecommunications	PT Comunicações	100.00%	100.00%
(b)		services.	(100%)

Marconi Luxembourg Telecommunications,	Luxembourg	Provision of telecommunications	-	-	100.00%
S.A.R.L. (a)		services.

Marconi Sprint - Serviços de	Lisbon	Commercialization of data and	PT Ventures	51.00%	51.00%
Comunicação, Lda. (d)		voice transmission	(51%)
		telecommunications services.

Marconi Suisse Telecommunications,	Lausanne	Provision of telecommunications	PT Comunicações	100.00%	100.00%
S.A.R.L (b)		services.	(100%)

Motormédia - Comércio, Publicidade e	Lisbon	Services rendered in connection	PT.com (100%)	100%	74.90%
Serviços Multimedia, S.A. (b)		with advertising, commercial and
		multimedia services in connection
		with the commercialization of a
		site dedicated to the car sector.

Portugal Telecom Argentina, S.A. (b)	Buenos	Provision of telecommunications	Portugal Telecom	50.01%	50.01%
	Aires	services.	(10.01%)
			PT Ventures
			(40%)

Portugal Telecom Europa, S.P.R.L. ("PT	Brussels	Technical and commercial	Portugal Telecom	98.67%	98.67%
Europa") (b)		management consultancy in the	(98.67%)
		communication area with respect to
		the European market and community
		matters.

Portugal Telecom North América, Inc.	Washington	Promotion and marketing of	Portugal Telecom	100.00%	100.00%
(f)		products, preparation of projects,	(100%)
		studies and assessments, and the
		development of investment projects
		in the telecommunications area.

PT Acessos de Internet Wi-Fi, S.A. (c)	Lisbon	Provide wireless internet access	-	-	100%
		services.

PT Prestações Mandatária de Aquisições e	Lisbon	Acquisition and management of	PT Comunicações	100%	-
Gestão de Bens, S.A. (‘‘PT		assets.	(100%)
Prestações’’) (i)

PT Multimedia.com Participações, S.A.	São	Management of investments.	PT.Com (100%)	100.00%	100.00%
(b)	Paulo

PT Multimedia - Serviços de Apoio à	Lisbon	Providing management support	PT Multimedia	57.56%	57.56%
Gestão , S.A. (b)		services.	(100%)

Rádio Canal Aberto, Lda. (b)	Ponta	Radio broadcasting and	Açormedia (76%)	35.34%	35.39%
	Delgada	communication activities.	Rádio Comercial
			Açores (4%)

Radio Comercial dos Açores, Lda. (b)	Ponta	Radio broadcasting and	Açormedia (100%)	44.18%	44.23%
	Delgada	communication activities.

Regiforum - Empreendimentos Comerciais	Lisbon	Operation of the Forum Telecom	PT Comunicações	100.00%	100.00%
e Culturais, Lda. (j)		building, having for that purpose	(100%)
		a contract transferring the
		operation of the building to
		Portugal Telecom.

Simarc - Promoções Imobiliárias, S.A.	Lisbon	Administration of real estate	-	-	100%
(c)		assets, real estate investment
		consultancy, management of
		property developments, purchase
		and sale of real estate.

Sociedade Teatral Bejense, S.A. (a)	Lisbon	Cinema exhibition.	-	-	48.74%

Company	Head office	Activity	Percentage of ownership

			2004		2003

			Direct	Total	Total

Sportstat - Informação Desportiva	Lisbon	Collection, processing, consultant	PT.Com (99.98%)	99.98%	99.98%
Independente, S.A. (b)		providing, production, promotion
		and sale of statistical data and
		information.

Sport Notícias - Organizações	Oporto	Organization of sport events.	-	-	49.01%
Desportivas, Lda. (a)

Superemprego - Sistemas de Informação	Lisbon	Management and collection of	PT.com (63.75%)	63.75%	63.75%
para Gestão de Recursos Humanos, S.A.		information about the labor
(b)		market.

Teat Flower Trading Ltd. (h)	British	International Business Trading	PT Comunicações	100.00%	100.00%
	Virgin	Company.	(100%)
	Island

Techlab - Electrónico, Lda. (h)	São	Provision of mobile aeronautical	PT Brasil (100%)	100.00%	100.00%
	Paulo	services.

Timor Telecom, S.A. (c)	Timor	Operation of the public	TPT (50.10%)	-	39.16%
		telecommunication services in
		Timor

TPT - Telecomunicações Publicas de	Lisbon	Purchase, sale and services	PT Ventures	-	78.15%
Timor, S.A. (c)		rendening of telecommunications	(75.16%)
		products and information
		technologies in Timor
			PT Ásia (0.98%)

VoxPop - Música Interactiva, S.A. (d)	Lisbon	Provision of services and	PT.com (99.99%)	-	74.9%
		establishment, development and
		operation of an interactive
		channel dedicated to music and
		commercialization of related
		goods.

(a)	These companies were liquidated during 2004.
(b)	These companies were excluded from consolidation due to their immateriality (item 1, article 4 of Decree-law 238/91 of 2 July).
(c)	As of December 31, 2004 these companies were fully consolidated.
(d)	As of December 31, 2004 these companies were in liquidation process.
(e)	This company was merged into PT.Com.
(f)	These companies had no activity at the moment.
(g)	Given the political and economical situation of Guine Bissau, this company was excluded from the consolidation in 1998 and a provision in the amount of the investment has been recorded.
(h)	During the second half of 2004, GSF - Gestão de Serviços Financeiros, Lda was renamed to “ PT Televisão por Cabo, SGPS, S.A.’’ and changed its activity.
(i)	This company was incorporated in 30 March 2004.
(j)	This company was consolidated by the equity method, because the nature of its business is not related with the group’s (item 4, article 4 of Decree-Law 238/91 of 2 July).

2004 ANNUAL REPORT

3. Associated Companies

The associated companies as of December 31, 2004 and 2003 are as follows:

Company	Head office	Activity	Percentage of ownership

			2004		2003

			Direct	Total	Total

24 Horas Inc.	Newark	Edition of publications.	Global Notícias	24.96%	24.99%
			(51%)

Banco 1.net, S.A. (a)	São Paulo	Developing activities providing	-	-	31.50%
		internet financial services.

BEST - Banco Electrónico de Serviços	Lisbon	Provision of e.banking	PT .com (34%)	34.00%	34.00%
Total, S.A. (‘‘Banco Best’’)		services.

CTM - Companhia de Telecomunicações de	Macau	Provision of public	PT Comunicações	28.00%	28.00%
Macau, S.A.R.L.		telecommunications services, in	(3%)
		Macau.	PT Ventures (25%)

Distodo - Distribuição e Logística,	Lisbon	Stocking, sale and distribution	Lusomundo Serviços	28.78%	28.78%
Lda.		of audiovisual material.	(50%)

Diverfun - Centros de Recreio, Lda.	Lisbon	Establishment and management of	PT Multimedia	57.56%	28.78%
(‘‘Diverfun’’)		entertainment spaces.	(100%)

Empresa do Diário de Notícias, Lda.	Funchal	Publications production and	Lusomundo Media	19.64%	19.66%
		commercialization.	(40%)

Empresa Gráfica Funchalense, S.A.	Lisbon	Services provider of graphic art	Lusomundo Serviços	28.78	28.78%
		namely typography, lithography,	(50%)
		plasticizing, book binding,
		photocomposition and offset.

Hungaro Digitel KFT	Budapeste	Provision of telecommunications	PT Ventures	44.62%	44.62%
		services.	(44.62%)

Idealyze, S.A.	São Paulo	Production and	PT.com (33.33%)	33.33%	33.33%
		commercialization of internet
		products.

Infordesporto - Informática e	Lisbon	Commercialization of value	-	-	50.00%
Desporto, S.A. (b)		added products and services in
		the area of information and
		communication by computer
		through access to the Infonet
		world network.

Lisboa TV - Informação e Multimedia,	Lisbon	Television operations, notably	PT Conteúdos (40%)	23.02%	23.02%
S.A.		production and
		commercialization of programs
		and publicity.

Lusa - Agência de Notícias de	Lisbon	News agency.	Lusomundo Serviços	13.44%	13.44%
Portugal, S.A.			(23.35%)

Médi Telecom	Casablanca	Provision of mobile services in	PT Móveis (32.18%)	32.18%	32.18%
		Morocco.

Multicert - Serviços de Certificação	Lisbon	Supply of electronic	PT Prime (20%)	20.00%	20.00%
Electrónica, S.A.		certification services.

Multitel - Serviços de	Luanda	Provision of data	PT Ventures (35%)	35.00%	35.00%
Telecomunicações, Lda.		communications services and
		digital information
		communication services, in
		Angola.

Mundifun - Centros de Recreio, Lda.	Lisbon	Establishment and management of	Diverfun (66.66%)	37.70%	19.19%
		entertainment spaces.

Naveprinter - Indústria Gráfica do	Oporto	Providing services on	-	-	18.85%
Norte, S.A. (c)		publishing and graphic art.

Company	Head office	Activity	Percentage of ownership

			2004		2003

			Direct	Total	Total

Octal TV, SA.	Lisbon	Development, commercialization,	PT Multimedia(20%)	11.51%	11.51%
		training and consultancy in
		systems for interactive and
		broad band television.

Páginas Amarelas, S.A. ("Páginas	Lisbon	Production, editing and	Portugal Telecom	25.00%	25.00%
Amarelas")		distribution of telephone	(24.88%)
		directories and publications.	PT Prime (0.125%)

Previsão - Sociedade Gestora de Fundos	Lisbon	Pension fund management.	-	-	31.56%
de Pensões, S.A. (‘‘Previsão’’) (d)

SGPICE - Sociedade de Gestão de	Lisbon	Developing activities providing	PT Comunicações	28.61%	28.61%
Portais de Internet e Consultoria de		global products and services for	(11.11%)
Empresas, S.A.		internet support.	PT Multimedia
			(11.11%)
			Prime SGPS (11.11%)

Sport TV Portugal, S.A.	Lisbon	Conception, production,	PT Conteúdos	28.78%	19.18%
		realization and	(50.00%)
		commercialization of sports
		programs for telebroadcasting,
		purchase and resale of the
		rights to broadcast sports
		programs for television and
		provision of publicity services

Sportinvest Multimedia, SGPS, S.A.	Lisbon	Management of investments.	Portugal Telecom	50.00%	50.00%
			(50%)

Tele Larm Portugal - Transmissão de	Lisbon	Provision of transmission,	PT Prime (50%)	50.00%	50.00%
Sinais, S.A.		services, supervision of alarms,
		telemeasurement, telecontrol and
		data exchange services.

Teledata de Moçambique, Lda.	Maputo	Operation and commercialization	PT Ventures (50%)	50.00%	50.00%
		of public data
		telecommunications services and
		other telematic services.

Telesat - Satellite Communications,	Macau	Operation of land based	PT Ventures (18.52%)	22.22%	24.44%
Limited		satellite stations,	PT Ásia (3.7%)
		commercialization of private
		telecommunications network
		services.

Tradecom Brasil S/A (e)	São Paulo	Development services of	Prime SGPS (20%)	20.00%	-
		electronic commerce in Latin
		America.

Tradecom International N.V.	Rotterdam	Development services of	Prime SGPS (20%)	20.00%	20.00%
		electronic commerce in Latin
		America.

				74.98%	74.98%
TV Cabo Macau, S.A.	Macau	Distribution of television and	PT Ventures (35%)
		audio signals, installation and	PT Ásia (40%)
		operation of a public
		telecommunications system and
		provision of video services, in
		Macau.

TV Lab - Serviços e Equipamentos	Lisbon	Developing digital tv	PT.com (50%)	50.00%	50.00%
Interactivos, S.A.		interactive solutions.

UOL, Inc.	São Paulo	Provides Internet services and	PT Brasil(28.11%)	28.41%	17.94%
		produces Internet contents.	PTM.com
			Participações
			(0.30%)

Unitel	Luanda	Mobile telecommunications	PT Ventures (25%)	25.00%	25.00%
		services, in Angola.

Vasp - Sociedade de Transporte e	Sintra	Providing distribution services	Lusomundo Serviços	19.19%	19.19%
Distribuições, Lda.(‘‘Vasp’’)		of publications and other	(33.33%)
		products.	PT Multimedia
			(0.01%)

Warner Cines de España, S.A.	Madrid	Management of entertainment	Lusomundo España	19.19%	19.19%
		activities.	(33.33%)

Web-Lab, SGPS, S.A.	Lisbon	Management of investments.	Portugal Telecom	90.00%	36.26%
			(90%)

Wisdown Tele Vision - Serviços e	Lisbon	Development of services and	PT .com (50%)	50.00%	50.00%
Produtos de Televisão, Lda.		products related with new
		technology in the TV market.

(a)	This company was sold during 2004.
(b)	This company was liquidated during 2004.
(c)	During the second half of 2004, Global Notícias increased is participation in this company to 90,97% and, as a result, the company was fully consolidated as of December 31, 2004.
(d)	During the first half of 2004, Portugal Telecom increased its participation in Previsão to 78.12% and, as a result, the company was fully consolidated as of December 31, 2004.

2004 ANNUAL REPORT

(e)	This participation was acquired in 2004.

4. Companies consolidated by the proportional method

Company	Head office	Activity	Percentage of ownership

			2004		2003

			Direct	Total	Total

Avista (a)	São	Management of investments.	Brasilcel (100%)	50.00%	-
	Paulo

Brasilcel, N.V.	Amsterdan	Mobile telecommunications	PT Móveis (50.00%)	50.00%	50.00%
		services and establishment
		management and exploration
		of telecommunications
		network, in Brasil.

Celular CRT Participações, S.A.	Porto	Management of investments.	TBS (28.04%)	34.16%	25.30%
(‘‘Celular CRT Participações’’)	Alegre		Brasilcel (24.45%)
			Avista (15.84%)

Global Telecom, S.A.	Coritiba	Mobile cellular services	TCP (100%)	32.56%	32.56%
		operator.

Iberoleste Participações, S.A.	São	Management of investments.	-	-	50.00%
(‘‘Iberoleste’’) (b)	Paulo

Intertelecom, Ltda (‘‘Intertelecom’’)(c)	São	Management of investments.	-	-	50.00%
	Paulo

Portelcom Fixa, S.A. (‘‘Portelcom	São	Management of investments.	-	-	50.00%
Fixa’’)(b)	Paulo

Portelcom Participações, S.A.	São	Management of investments.	Brasilcel	50.00%	50.00%
(‘‘Portelcom’’)	Paulo		(60.15%)
			Ptelecom Brasil
			(39.85%)

Ptelecom Brasil, S.A. (‘‘Ptelecom’’)	São	Management of investments.	Brasilcel (100%)	50.00%	50.00%
	Paulo

Sudeste Celular Participações, S.A.	São	Management of investments.	Brasilcel (100%)	50.00%	44.75%
(‘‘Sudeste Celular’’)	Paulo

Tagilo Participações, Lda. (‘‘Tagilo’’)	São	Management of investments.	Brasilcel (100.%)	50.00%	50.00%
	Paulo

TBS Celular Participações, S.A.	São Paulo	Management of investments.	Brasilcel	48.13%	48.13%
(‘‘TBS’’)			(73.27%);
			Sudeste
			Celular(22.99%)

Tele Sudeste Celular Participações, S.A.	Rio de	Mobile cellular services	Brasilcel	45.44%	41.94%
(‘‘Tele Sudeste’’)	Janeiro	operator.	(51.61%)
			Sudeste (24.27%)
			Tagilo (10.80%)
			Avista (4.207%)

Tele Leste Celular Participações, S.A.	Baia	Mobile cellular services	Avista (22.73%)	25.29%	13.85%
(‘‘Tele Leste’’)		operator.	Sudestecel (22.08%)
			Brasilcel (3.37%)
			Tagilo (2.41%)

Telesp Celular Participações, S.A.	São	Management of investments.	Brasilcel (57.26%)	32.56%	32.56%
(‘‘TCP’’)	Paulo		Portelcom (7.86%)

Telesp Celular, S.A. (‘‘Telesp Celular’’)	São	Mobile cellular services	TCP (100%)	32.56%	32.56%
	Paulo	operator.

Tele Centro Oeste Celular Participações,	Brasilia	Mobile cellular services	TCP (51.42%)	16.74%	9.40%
S.A. (‘‘TCO’’)		operator.

(a)
In October 2004, a new holding company, Avista, was created with the purpose of acquiring additional interests in Brasilcel’s subsidiaries. This company has a share capital of Reais 616 million, which was fully subscribed and paid by Brasilcel.

(b)	In the end of 2004, these companies were merged into Sudeste Celular Participações.
(c)	In the end of 2004, this company was merged into Ptelecom Brasil.

2004 ANNUAL REPORT

Exhibit II - Changes in the Group in 2004

The following main changes in the composition of the companies included in the consolidation occurred during 2004, are as follows:

a) Acquisitions

During 2004, Portugal Telecom acquired in the stock market 1,600,000 shares of Media Capital, corresponding to 1.93% of its share capital, for an the amount of Euro 6,960,000 (Note 10).

During 2004, PT Conteúdos acquired 250,000 shares of Sport TV, equivalent to 16.67% of its share capital, for an amount of Euro 16.3 million. This acquisition generated a goodwill amounting to Euro 22,126,657 (Note 12) and increased the ownership of PT Conteúdos in the share capital of Sport TV to 50%.

During 2004, Portugal Telecom acquired 325,920 shares of Previsão, for an amount of Euro 2,147,561, increasing its ownership to 78.12% of its share capital (Note 10).

In May 2004, Brasilcel acquired the remaining 10.5% of the share capital of Sudeste Celular Participações, S.A., for an amount of Euro 20,654,210.

On 13 May 2004 Global Notícias acquired 99.98% of the share capital of Ocasião -Edições Periódicas, Lda, for an amount of Euro 4,756,279. This acquisition generated a goodwill amounting to Euro 4,763,278.

During the second half of 2004, Global Notícias increased its interest in Naveprinter from 38.47% to 90.98%, through the acquisition of 393,846 shares for an amount of Euro 5 million. As a result of this acquisition, this company was included in the consolidation of Portugal Telecom.

In the second half of 2004, PT Multimedia acquired the remaining 50% of Diverfun and now owns 100% of the share capital of this company.

On 8 October 2004 TCP concluded a tender offer for the acquisition of an additional interest in TCO. TCP paid an amount of 902 million Reais for this acquisition and increased its ownership in TCO from 29.3% to 51.4% (excluding treasury shares).

On 8 October 2004 Avista concluded a tender offer for the acquisitions of an interest in the share capital of Tele Sudeste, Tele Leste and Celular CRT. Brasilcel paid an amount of approximately 607 million of Reais for these operations and acquired a participation of 4.2%, 22.7% and 15.8% in Tele Sudeste, Tele Leste and Celular CRT.

At the end of 2004, Portugal Telecom increased its interest in Web-Lab from 36% to 90% of its share capital, through the acquisition of shares from several different entities.

b) Incorporations

During March 2004, PT Prestações was incorporated with a share capital of Euro 50,000, fully subscribed by PT Comunicações. This company will acquire and manage fund assets in relation to post retirement benefit obligations of PT Comunicações.

During March 2004, PT Investimentos Internacionais was incorporated, with a share capital of Euro 1,000,000, fully subscribed by Portugal Telecom. This company will render consultancy services and business management services in relation to the Group´s international investments.

In October 2004, a new holding company, Avista, was created with the purpose of acquiring additional interests in Brasilcel’s subsidiaries. This company has a share capital of 616 million of Reais, which was fully subscribed and paid by Brasilcel.

c) Disposals

On 28 October 2004 Portugal Telecom sold its interest in Banco1.net (Note 10), for an amount of 14,071,780 Reais.

In September 2004 the Botswana authorities granted approval for the sale of Mascom (Note 10), for an amount of Euro 45,672,309. As a result, a gain of euro 24,764,670 was recorded related with this transaction (Note 27).

d) Other operations

In October 2004 Warner Lusomundo was merged into Lusomundo Cinemas.

In December 2004, Telepac, Saber & Lazer, EJV, Vox Pop and Foliver were merged into PT.com.

In December 2004, Iberoleste and Portelcom Fixa were merged into Sudeste Celular and, in the same date, Intertelcom was also merged into Ptelecom Brasil.

2004 ANNUAL REPORT

REPORT OF INDEPENDENT AUDITORS

2004 ANNUAL REPORT

Deloitte & Associados, SROC S.A.
Inscrição na OROC n° 43
Registro na CMVM n° 231

Edifício Atrium Saldanha
Przaça Duque de Saldanha, 1 - 6°
1050-094 Lisboa
Portugal

AUDITORS' REPORT

Introduction

1.	We have audited the accompanying consolidated financial statements of Portugal Telecom, SGPS, S.A ("the Company") which comprise the consolidated balance sheet as of 31 December 2004, which present total assets of 12,963,409,160 Euros and total equity of 2,704,777,172 Euros including a net consolidated profit of 500,125,395 Euros, the consolidated statements of profit and loss, cash flows and shareholders' equity for the year then ended and the accompanying notes.

Responsibilities
2.	It is the responsibility of the Company's Management the preparation of consolidated financial statements that present a true and fair view of the consolidated financial position, the consolidated results of its operations, its cash flows and its shareholders' equity, as well as the adoption of adequate accounting priciples and criteria and the maintenance of an appropriate system of internal control. Our responsibility is to express a professional and independent opinion on these financial statements, based on our audit.

Scope
3.	Our audit was performed in accordance with the auditing standards ("Normas Técnicas e as Directrizes de Revisão/Auditoria") issued by the Portuguese Institute of Statutory Auditors ("Ordem dos revisores Oficiais de Contas"), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. This audit included verifying, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the estimates, based on judgements and criteria defined by the Company's Management, used in their preparation. This audit also included the verification on the cosolidation process, the confirmation that all material subsidiaries were appropriately audited and assessing the consistency of the accounting principles applied and their disclosure, taking into consideration the circumstances, the applicability of the going concern concept, as well as the adequacy of the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

4.	In our opinion, the consolidated financial statements referred to in paragraph 1, present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2004 and the consolidated results of its operations, its cash flows and shareholders' equity for the year then ended, in conformity with generally accepted accounting principles in Portugal, applied as indicated in Note 2 to the consolidated financial statements

Lisbon, 3 March 2005.

__________
DELOITTE & ASSOCIADOS, SROC S.A. Represented by Manuel Maria Reis Boto

2004 ANNUAL REPORT

APPENDIXES

The Corporate Governance Report

0.	STRUCTURE AND COMPLIANCE STATEMENT	188
0.1	STRUCTURE	188
0.2	COMPLIANCE STATEMENT	189
1.	RECENT DEVELOPMENTS	193
2.	STRUCTURE AND MANAGEMENT	195
3.	STATUTORY BODIES	198
3.1	GENERAL MEETING	198
3.1.1	Composition and operating rules	198
3.1.2	Participation and exercise of the right to vote	199
3.1.3	Main responsibilities	200
3.1.4	Remuneration Committee	200
3.1.5	Resolutions of the 2004 General Annual Meeting	200
3.2	BOARD OF DIRECTORS	201
3.2.1	Powers and Responsibilities	201
3.2.2	Composition and operating rules	201
3.2.3	Delimitation of responsibilities between the Board of Directors and the Executive Committee	203
3.2.4	Internal Committees	203
3.2.5	List of functions performed by members of the Board of Directors in other Companies	205
3.3	EXECUTIVE COMMITTEE	205
3.3.1	Responsibilities	205
3.3.2.	Composition and operating rules	206
3.3.3	Corporate bodies supporting the Executive Committee	207
3.4	SUPERVISORY BOARD	207
4.	SHAREHOLDERS AND PERFORMANCE	208
4.1	STRUCTURE AND SHAREHOLDERS INFLUENCE	208
4.2	RELATIONSHIP WITH SHAREHOLDERS	210
4.3	MEASURES SUSCEPTIBLE OF INTERFERING WITH THE SUCCESS OF PUBLIC OFFERS	211
4.4	SHARES PRICES EVOLUTION	213
4.5	DIVIDENDS DISTRIBUTION POLICY AND SHARE BUYBACK PROGRAMME	213
4.5.1	Dividend Distribution	213
4.5.2	Share Buyback Programme	214
5.	REMUNERATION OF THE DIRECTORS	214
5.1	BOARD REMUNERATION POLICY	215
5.2	SHARES ATTRIBUTION	217
6.	RISK MANAGEMENT	217
6.1	MAIN RISK FACTORS INHERENT TO THE BUSINESS OF THE PT GROUP	218
6.2	INTERNAL CONTROL	219
7.	TRANSPARENCY	220
7.1	ETHICS	220
7.2	INDEPENDENCE	221
7.3	CONFLICTS OF INTEREST	222
7.4	EXTERNAL AUDITORS	223
8.	INVESTOR RELATIONS	226
9.	APPENDIX	227

2004 ANNUAL REPORT

0. STRUCTURE AND COMPLIANCE STATEMENT

0.1 Structure

The content of the present report complies with the established in the Appendix to CMVM Regulation no. 7/2001, with the changes made by CMVM Regulation no. 11/2003, although for clarity reasons, with a partially different sequence and numbering. The correspondence between the points in the referred Appendix and those of this report is provided by the table below.

Correspondence between the CMVM regulation	Chapter
0.Declaration of Fulfilment	0
I. DISCLOSURE OF INFORMATION
1. Organization charts or functional maps regarding the distribution of responsibilities between the different bodies and departments of the company within the corporate decision process.	2
2. List of specific committees created in the company (for example, the ethical committee and the structure and corporate governance evaluation committee) with the indication of its composition, including reference to the directors integrating such committees considered, in accordance with article 1, no. 2, to be independent, and attributions.	3.4
3. Description of the risk control system implemented in the company.	6
4. Description of the evolution in the price of the issuer's shares taking into account, namely: a) the issue of shares and other securities which confer the right to the subscription or acquisition of shares; b) the announcement of results; c) the payment of dividends made by class of shares with the indication of the net value per share.	4.4
5. Description of the dividend distribution policy adopted by the company, identifying, namely, the dividend value per share distributed in the previous three years.	4.5
6. Description of the main characteristics of the share attribution plans and of the attribution plans of share acquisition options adopted or in force in the relevant year, namely the reasons for the adoption of the plan, class and number of addressees of the plan, conditions of attribution, restraint on alienation clauses, criteria relating to the share price and the option exercise price, the period in which the options may be exercised, the characteristics of the shares to be attributed, the existence of incentives for the acquisition of shares and/ or the exercise of options and the responsibilities of the administrative body regarding the execution and/ or modification of the plan.	5.1
7. Description of the main elements of the businesses and operations carried out between, on one hand, the company, and, on the other hand, the members of its administrative and supervisory bodies, holders of qualified stakes or companies in a dominion or group relation, as long as they are economically significant to any of the parties involved, except in what regards the businesses or operations which are also carried out in normal market conditions for similar operations and which are part of the company's normal activity.	7.3
8. Reference to the existence of a Investor Support Service or to another similar service mentioning: a) Functions of the Service; b) Type of information made available by the Service; c) Ways to access the Service; d) Company's website; e) Identification of the Representative for Market Relations.	8
9. Indication of the composition of the remuneration committee or equivalent body, if existing, identifying the respective members which are also members of the administrative body, as well as their relatives by way of marriage, consanguinity or affinity in direct line up to the third degree inclusive.	3.4.4 and 5.1
10. Indication of the amount of the annual remuneration paid to the auditor and other individuals or corporate bodies belonging to the same network supported by the company and/ or corporate bodies in a dominion or group relation, and, also, discrimination of the percentage relating to the following services:
a) legal auditing services of accounts;
b) other reliability guaranty services;
c) tax auditing services;
d) other services other than the legal auditing of accounts.
If an auditor renders any of the services described in subparagraphs c) and d), a description of the means of safeguarding the auditors independence must be carried out.	7.4

CHAPTER II. EXERCISE OF THE VOTING RIGHT AND REPRESENTATION OF SHAREHOLDERS
1. Existence of statutory rules regarding the exercise of the voting right, namely that forbid the exercise of the voting right by correspondence.	3.1
2. Existence of a model for the exercise of voting rights by correspondence.	3.1
3. Possibility of exercise of voting rights by electronic means.	3.1
4. Term required for the deposit or blockage of the shares for participation in the General Meeting.	3.1
5. Requirement of a term between reception of the vote declaration by correspondence and the date of the General Meeting.	3.1
6. Number of shares corresponding to a vote.	3.1
CHAPTER III. CORPORATE RULES
1. Reference to the existence of the codes of conduct of the corporate bodies and of other internal regulations, as well as a concise description or indication on the means of access, by the investors, to the referred codes of conduct and internal regulations.	7.1
2.Description of the internal procedures adopted, if applicable, for risk control in the company's activity, namely the existence of organic units dedicated to internal auditing and/ or risk management.	6
3. Indication of measures susceptible of interfering with the success of initial public offers, including at least a concise description of the following: limits to the exercise of the voting rights, restrictions on the transmissibility of shares, special rights of any of the directors and shareholders agreements, if known by the company.	4.3
CHAPTER IV. ADMINISTRATIVE BODY
1. The description of the administrative body, namely in what regards:
a) Identity of the members comprised in the administrative body, distinguishing between executive and non-executive members, and between independent and non-independent members;
b) Functions performed by the members of the administrative body in other companies, discriminating between those performed in other companies of the same group.	3.2 and 7.2
2. Reference to the possible existence of an executive committee or of other committees with management responsibilities, namely identifying the powers and responsibilities attributed to such committees and its composition, including indication of the directors integrating such committees deemed independent in accordance with article 1, no. 2.	3.3
3. Description of the operation rules of the administrative body, including namely:
a) Delimitation of responsibilities between the President of the administrative body and the CEO, if existing;
b) List of matters barred from the executive committee, if existing;
c) Information to the members of the administrative body regarding matters dealt with and decisions made by the executive committee, if existing;
d) List of incompatibilities internally defined by the administrative body and maximum number of offices combinable by the directors in administrative bodies of other companies, if existing;
e) Number of meetings of the administrative body during the relevant year.	3.2 and 3.3
4. Description of the remuneration policy, including namely the means of aligning the interests of the directors with the interest of the company.	5.1
5. Indication of the remuneration, individual or collective - broadly understood in order to include, namely, performance prizes - received, in the relevant year, by the members of the administrative body, distinguishing between executive and non-executive directors, and distinguishing between the fix part and the variable part of the remuneration. In the calculation of the remuneration received by the company's directors, the amounts paid at any title by other companies in a dominion or group relation should be included.	5.1

0.2 Compliance statement

In accordance with the established in the CMVM Regulation no. 7/ 2001, with the exception referred below (and considering the statutory alteration proposals submitted by the Board of Directors to the 2005 Annual General Meeting’s approval), PT fully adopts CMVM’s recommendations on the governance of listed companies, namely:

  Recommendation 1 (Contact with investors)
  Recommendation 2 (Exercise of the voting right)
  Recommendation 3 (Internal control system)
  Recommendation 4 (Defensive measures against public acquisition offers)

2004 ANNUAL REPORT

  Recommendation 5 (Composition of the administrative body)
  Recommendation 6 (Independence of the administrative body)
  Recommendation 7 (Internal control committees)
  Recommendation 8 - Part 1 (Remuneration of the administrative body)
  Recommendation 9 (Independence of the remuneration committee)
  Recommendation 10 (Share attribution plan)

Regarding such recommendations, PT considers that we should only not follow the final part of the Recommendation 8, in what regards individualized discrimination of the directors’ remuneration, for considering this not to be the most adequate approach and framework in this respect.

Furthermore, PT considers that it is important to disclose information to shareholders regarding the total amount of remunerations paid to the members of the administrative body, in particular to the company’s management team embodied in its Executive Committee. Therefore, such information is disclosed in point 5.1 of this report.

However, given that the administrative bodies of companies in Portugal are governed by the principles of collective responsibility and of solidarity (which result, among other aspects, in the legal imposition of joint liability), it seems not to make sense listing the remunerations paid individually to every member of the administrative bodies.

As has been recognized by international studies, the advantages of additional disclosure have consequences in terms of increased costs. It was highlighted that besides the vulnerability risks and besides allowing different kind of considerations to permeate the debate on remunerations (vg, social and media exposure policies), which would misrepresent it, disclosure of individualized remunerations of the members of the social bodies contains the risk - in the light of the shareholders interests- of withdrawing flexibility and efficiency both from the Chairman of the Executive Committee in the distribution of the remuneration to its management team, and to the linearity and conformity to the corporate interest of the process of fixing remunerations. Among other aspects, this could bias the assessment of certain remuneration forms in comparison with others.

Therefore, PT disagrees and does not adopt individualized disclosure of remunerations of the members of the corporate bodies and holds that the shareholders’ evaluation of the performance of the company’s management must be made in collective terms, as a whole, and that it is up to the Chairman of the Board of Directors, in the first place, as well as to the Chief Executive Officer, to evaluate each director’s individual performance, the analysis of the adequacy of his/her individual remuneration being the Remuneration Committee’s responsibility.

Regarding the adopted CMVM recommendations, the following table concisely illustrates the main relevant aspects:

SYNTHESIS OF THE ADOPTION ASPECTS OF THE CMVM
RECOMMENDATIONS

CMVM RECOMMENDATION	ADOPTION MEASURES

I - Disclosure of information

1. The company must ensure permanent contact with the  market and respect the principle of shareholders equality, while avoiding asymmetries in the access to information on the side of investors. For that effect, the company must create an Investor Relations Office.
Existence and development of the following communication channels with the investors: • Investor Relations Office (see point 8 of this report) • Free access website

II - Exercising of Voting and Representation Rights  by Shareholders

 2. Active exercising of voting rights must not be restricted either  directly, namely by correspondence, or through representation. For that effect, it is deemed a restriction to active exercising of voting rights,  as regards the following:
 a) Imposing the deposit or freezing the shares to enable  participation in a General  Meeting more than 5 working days before the Meeting;
 b) Any statutory restriction of  the vote by correspondence;
 c) Imposing a time lapse of more  than 5 working days for the reception of declarations of   vote by correspondence;
 d) Non-existence of ballot papers for the exercising of  voting rights by correspondence.

 • No imposition of statutory restraints to the vote by correspondence
 • No imposition of a more than 5 days notice for the receipt of the vote declaration  issued by correspondence
 • Availability of bulletins for the exercise of the right to vote by correspondence (at the website, by hand delivery or mail, by the IR, at the shareholders’ demand)
 • Term for the share blockage for participation in a General Meeting of at least  five business days
 • Possibility of using electronic means for the exercise of the right to vote
 • Vote by representation  admitted without any  restrictions, its  exercise  being facilitated by the collaboration provided by the IR to all interested   shareholders

III - Company Rules
3. The company must create an internal control  system to detect effectively risks inherent to the activities of  the company, safeguarding its assets and benefiting transparency of its Corporate Governance.
• Adoption of a developed, articulate and efficient internal control system, with the goal of detecting and mitigating the risks inherent to the company’s activity (see point 6.2 of this report)

4. Measures adopted to prevent the success of public offers must respect interests of the company and of its shareholders. Defensive clauses causing automatic  erosion on the company’s assets in case of transition in the control or changes in the members of the administrative body will  be deemed contrary to these interests, as they will harm free transmission of the shares and the free judgement by the shareholders of the performance  of the holders of the administrative body.

 • Inexistence in the company’s articles of association of   measures  preventing the success of public acquisition offers
 • Inexistence of defensive clauses whose effect causes an automatic erosion in the  company’s capital in case of control transition or change in the composition of the administrative body (without   prejudice to normal clauses of change of control without a defensive character, aimed at protecting the counter parties in accordance with

2004 ANNUAL REPORT

international practices).

IV - Administrative body 5. The administrative body must be composed by a number of members that exercise effective guidance regarding the company’s management and the persons in charge.
 • Effective direction regarding the company’s management and the people responsible for the administrative body (see point 3.2 of this report)
 • Distinction between the offices of Chairman and the administrative body and  the CEO
 • Separation and articulation of the control and supervision functions and the  administration and management functions through the existence of executive and non-executive directors

6. The administrative body must include at least one member who is not associated to special interest groups, in order to maximise the pursuit of the company’s interests.
 • Composition of the administration body mainly by members not  connected to specific interests groups
(see points 3.2 and 7.2 of this report)
 • Permanent evaluation by the Board of Directors of the independence of the directors

7. The administrative body must create internal control committees detailing their functions in the evaluation of the structure and Corporate Governance.
Existence of a Governance Committee with the functions of, namely:
 • Evaluation of the corporate governance structure of the PT Group
 • Revision and perfection of the conduct and corporate governance principles and practices
 •  Prevention of conflicts of interest and information discipline

8. Remuneration of the members of the administrative body must be structured in order to allow aligning their interest with the interest of the company. This information must be disclosed annually regarding each individual member.

 • Annual disclosure of the global values of the  remuneration attributed to the members of the
administrative body, discriminating the fix as well as   the variable component, the remunerations
of the executive as well as of the non-executive directors (see point 5.1 of this report)

9. Members of the remunerations committee or equivalent must be independent regarding members of the administrative body.
 • Fixing of the remunerations of the corporate bodies by a Remuneration Committee  elected
by the shareholders, composed     mainly by independent members of the administrative body
and with no executive director.

10. The proposal submitted to the General Meeting concerning the approval of schemes for allotment of shares and/or regarding options for the acquisition of shares for	• Submission of the necessary elements for an accurate evaluation of the plan regarding all approval proposals of share attribution plans or share

members of the administrative body and/or workers must include all the necessary elements for a correct evaluation of the scheme. The regulation of the scheme, if available, must be attached to the proposal.	acquisition options submitted to the General Meeting

1. RECENT DEVELOPMENTS

The PT Group has, over the last few years, been assuming as one of the main concerns the creation of a structure of Corporate Governance in line with the best international and national practices, providing an answer to the needs of transparency and quality of internal practices and of the information disclosed to investors, to the financial markets an the supervision authorities.

During 2004, the measures taken for such purpose by PT’s Board of Directors in the previous two years were consolidated and developed.

In fact, in 2002 the general guidelines of this model were adopted, comprising structural measures such as the separation of the functions of Chairman of the Board of Directors and of CEO. The aim was to ensure a greater separation between the functions of supervision and control and the function of executive daily management, as well as to make PT’s Execution Committee more operational, reinforcing its intervention in key decisions and integrating second line officers in the debate of critical issues. Simultaneously, another aim was to ensure the better involvement of the Board of Directors in the following and directing supervision of strategic issues. Still in 2002, in accordance with the adoption in the United States of America of the Sarbanes-Oxley Act, to which the PT Group is parcially bound, due to having securities listed in the NYSE, a procedure to adopt structural measures regarding corporate governance was initiated through the creation of an Audit Committee, an effort pursued in 2004 through the following actions:

  Redefine the Audit Committee’s tasks;
  Identify the adequate profile for the members of the Audit Committee, in view of what is provided in the Sarbanes-Oxley Act;
  Define the relationship between the Audit Committee and the Supervisory Board, in view of what is provided in the Portuguese Law and in the Sarbanes-Oxley Act;
  Define measures to be taken by the Group at the internal control system level.

Additionally, in 2002, the Governance Committee and the Strategy Committee were created and the adoption and disclosure of Code of Ethics of the PT Group was resolved, which assembled and clarified the rules of conduct and the values that shall guide all employees of the PT Group.

Also within the context of the new model of corporate governance, in 2003, new articles of association and operation rules of the Audit Committee were approved, in accordance with the rules of the NYSE, applicable to the PT Group from 2005. In addition, rules were established on the pre-approval of services barred to

2004 ANNUAL REPORT

external auditors, in accordance with the rules issued by the Securities and Exchange Commission (SEC), in order to ensure the necessary independence of all provisions of services by such entity or related entities.

Already in 2004, the referred Audit Committee consulted and hired external auditors for the years 2004 and 2005, and followed the development and execution of the Internal Control Programme in progress, in addition to its ordinary supervision activities of the Auditing functions.

The year 2004 was also the year of the restructuring of the Corporate Governance Committee now called Governance Committee, as well as of the definition and establishment by such entity of the Code of Ethics for Financial Offers, reinforcing the code of Ethics, existing since 2002, as regards the particularities inherent to the functions of preparation and information disclosure to the market.

Also in the beginning of 2004, the PT Group suffered a general reorganization of its management structure and function chart, which translated into the creation of the International Business group, comprising activities in the exterior which were before attributed to the Wireline Business and Mobile Business groups, as is better described in point 2 of this report. This alteration aimed, essentially, to emphasize the activities of the PT Group companies on client service and, at the same time, reinforce the supervision and coordination of business abroad.

In this report, PT’s Board of Directors aims to evidence the most relevant aspects of the PT Group’s corporate governance, in accordance with the established in CMVM’s Regulation no. 7/2001.

The creation of a sustainability committee aiming to ensure that the business sustainability is integrating and coherent with the Group’s strategy is under study.

At last, the creation of a Stakeholders’ Board through a redefinition of the scope and responsibilities of the Advisory Board is also under analysis.

2. STRUCTURE AND MANAGEMENT

PT Group is now structured by business areas which correspond to 5 large core areas: Wireline Business in Portugal, Mobile Business in Portugal (TMN), Multimedia Business (PT Multimedia), International Business, which includes Vivo (the joint-venture with Telefónica Móviles for the mobile business in Brazil) and, finally,  Instrumental Companies. The Business Units are coordinated by the holding of the Group, led by its Executive  Committee, with the support of the Corporate Centre. The subsidiaries companies’ reporting is functional, not based on  hierarchy and, therefore, effective articulation becomes possible.

At national level, the new strategic orientation is consummated in four vectors:

  In the management of networks, the Group aims to move forwards decisively in the capture of operational synergies between companies;
  In the ‘‘Personal’’ segment, the Group will proceed with an unequivocal bet in the mobile business which is becoming evermore the main mean to offer personalized voice and data services for individuals;
  In the ‘‘Residential and SoHo’’ (Small offices, Home Offices) segment, the Group will move forwards and concentrate on the development of the offer of voice, broadband and video;
  In the ‘‘Corporate’’ segment, the Group will bet on the emergence of offers of corporate integrated solutions (voice and data; wireline, mobile and systems).

At international level, the new strategic orientation will assume an even more active role of the Group in the development of the position of mobile markets, namely in Brazil, where the main challenge facing Vivo consists in keeping a profitable market leadership and in bringing about a potential of improvements resulting of the operational integration and in proceeding with the exploration of growth opportunities in North Africa, in Portuguese speaking African countries and in other countries.

Instrumental companies are oriented towards processes that are transversal to the PT Group: companies from the Group working for the Group.

PT, the holding of the PT Group, is responsible for the definition of policies and for the normalisation and harmonization of procedures, in order to ensure the implementation of the strategic guidelines defined by the management bodies.

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Thus, every business area works in accordance with principles of management autonomy, guided by a common policy, under the coordination of a System of Corporate Planning and Control.

The Corporate Centre is directed for the coordination of several businesses. It reports to the Executive Committee of Portugal Telecom, and it is composed of the following Directorates:

We hereby summarize the units and the Corporate Centre responsibilities:

  General Secretariat: to ensure administrative support to PT’s Board of Directors and to the remaining social bodies and ensure their communication with the company’s bodies and with external institutions;

  Human Resources - to attract, motivate, develop and retain the best professionals and ensure the existence of capacities to fulfil critical positions;

  Quality Analysis and Customer Satisfaction - to develop and implement a management system to continuously evaluate the customers’ level of satisfaction, as well as the quality of the services provided;

  Internal Audit - to ensure the efficiency and effectiveness evaluation of PT’s companies internal control systems;

  Communication - to articulate and coordinate communication inside the PT Group, in the sense of creating a motivating spirit of belonging to leverage the creation of value, as well as to coordinate the institutional communication with the media;

  Planning and Management Control - to assist the Executive Committee in the establishment of the strategic goals regarding the business units of the PT Group, conducting the planning and budgeting process and controlling the business and plan performance, in order to contribute to the development and adjustment of the PT Group’s targets and incentive system and ensuring correct development of strategic and/ or structuring initiatives and by reporting the situation of the business to the Board of Directors of the PT Group;

  Business Development -to assist the Executive Committee in taking strategic decisions with a high impact on the performance and configuration of the Group, namely through the implementation of transversal and structuring projects, as well
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as to direct, support and promote the development of the businesses of the PT Group;
  Finance - to organize and follow up operations in the debt capital market, to manage currency exposure and optimise the use of PT Group’s own financial resources;

  Know-How Management and Training - to ensure optimisation of know-how, competences and knowledge within the PT Group, through adequate management of training;

  Legal Services - to ensure legal support to PT operations;

  Regulation - to follow up and influence the regulatory environment in order to maximise PT’s businesses and to explore new opportunities in a competitive context;

  Competition - to ensure support relating to politic and competition rules, to develop a culture of competition among the PT Group companies;

  Investor Relations - to ensure adequate relations with the financial community (investors, shareholders, analysts and market regulation authorities), namely by providing PT’s financial and corporate data and by organizing conferences and individual meetings with financial investors, in order to maximize shareholder value;

  Institutional Relations - to ensure corporate responsibility concerning relations with all entities, having in view the improvement of PT Group’s business relation and image with institutional clients, by evaluating the requests received and local sensitivity to competition;

  Report and Consolidation - to ensure that the PT Group has an effective and efficient financial reporting procedure, as well as to ensure internal control for an adequate, operational and more efficient financial reporting;

  Security - to plan, organize, direct, control and inspect PT Group’s safety activities.

The Corporate Centre responsibilities aim to represent the functional needs of the PT Group and of its participated companies.

3. STATUTORY BODIES

    3.1 GENERAL MEETING

        3.1.1 Composition and operating rules

The General Meeting is constituted by the shareholders with voting rights, the meeting occurs once a year or whenever required to the General Meeting Chairman by the Board of Directors, the Supervisory Board or by Shareholders representing at least 5% of the share capital.

At present, the board of PT’s General Meeting, elected on 4 April, 2003 for a period of three years, has the following composition:

  Armando Marques Guedes (Chairman)
  Miguel Galvão Teles (Vice-President)
  Luís Sousa de Macedo (Secretary)

3.1.2 Participation and exercise of the right to vote

Every shareholder with the right to vote, a vote corresponding to every 500 euros of capital (i.e. to every 500 shares, at present) can participate in the General Meeting. The holders of American Depositary Shares (ADSs), each ADS representing a common share, are entitled to the same rights as the holders of common shares. These rights shall be exercised through their respective representative.

The shareholders holding a capital inferior to the minimum required may assemble in order to be gather between them the amount required to exercise the right to vote, being represented by one of such shareholders.

To confirm the holding of the voting rights, the articles of association require proof - up to five days before the respective meeting, after approval of statutory provision proposed by the Board of Directors - of the registration of the shares in the shares' registry book.

Shareholders may participate directly or through a representative in the General Meeting, on the broadest terms foreseen in the Portuguese Companies Code (‘‘Código das Sociedades Comerciais’’), a signed letter addressed to the Chairman of the General Meeting being sufficient as a representation instrument.

Proposals to be submitted by the Board of Directors to the General Meeting as well as the reports that should legally accompany them and further preparatory information are made available to the shareholders in the company's registered offices at least 15 days prior to the meeting. Its contents are also disclosed in PT website.

In order to facilitate the access to those documents, especially to foreign shareholders, the Investor Relations Office, when requested, shall send such information by mail, fax or e-mail.

In addition, the text of the notice of the General Meeting and of the proposals received sufficiently in advance by the Board of the General Meeting shall be made available in the company’s website

There are no restrictions whatsoever regarding the vote by correspondence, which may fall on all legally foreseen matters. Shareholders with the right to vote may exercise this right by correspondence, through a declaration where they unmistakably state their vote regarding each one of the items of the meeting's agenda. For this purpose, vote bulletins are made available to the shareholders in the registered office of the company, but they can also be delivered by hand, sent by mail or by e-mail, or accessed through the company's website.

The declarations of vote, with the due attachments, should be placed in a closed envelope, addressed to the Chairman of the General Meeting, handed over personally in the company's registered office, or received therein, by registered mail, until 5 working days before the date of the General Meeting. This term corresponds to the CMVM's recommendation on this matter.

Concerning the direct exercise of voting by electronic means, PT was a pioneer in the adoption of such means of scrutiny and assessment of results in the general meetings, having already submitted to the approval of the shareholders annual general meeting a proposal of the Directors Board for a statutory change allowing any matter contained in the notice to be voted by electronic means.

The result of the resolutions of the General Meeting is made public by the company through its website, as well as through the Investor Relations Office.

3.1.3 Main responsibilities

  Electing the Board of Directors, the Supervisory Board and the board of the General Meeting
  Appraising the Board of Director's Annual Report
  Resolving on the application of the year's net income, share capital increases, issues of bonds or other securities, as well as autorizing parameters for resolutions on such matters to the Board of Directors
  Appointing the Remuneration Committee
  Approving the general objectives and fundamental principles of the policies of the PT Group under proposal of the Board of Directors
  Defining the general principles of holdings in companies

3.1.4 Remuneration Committee

The Remuneration Committee, elected directly by the shareholders, is in charge of setting the remunerations of PT’s members of PT’s corporate bodies, being composed (in accordance with the above mentioned European Commission Recommendations of 6 October, 2004) mainly of independent members of the administration body and without the presence of any executive director.

With such purpose in sight, the Remuneration Committee follows on a permanent basis and assesses the performance of the directors, verifying whether the goals defined were achieved and meeting whenever necessary.

3.1.5 Resolutions of the 2004 General Annual Meeting

The last General Annual Meeting occurred on 2 April, 2004, the following having been resolved:

  Approval of the management reports, balance sheets and the individual and consolidated financial statements for 2003.
  Approval of the application of the 2003 net income of Euro 240,218,936, as follows:
  -Euro 39,403,169 to offset negative retained earnings;
  -Euro 10,040,788 for the legal reserve;
  -Euro 190,774,979 for distribution as dividends.
  Payment of cash dividends amounting to Euro 275,942,700 (Euro 190,774,979 from net income and Euro 85,167,721 from free reserves), equivalent to Euro 0.22 per share (or ADR1). Payment of cash dividends is expected to occur on 30 April, 2004 (ex- date: 27 April, 2004).
  Ratification of the co-option of Mr. Pedro Sampaio Malan and Mr. Luís de Melo Champalimaud as non-executive members of the Board of Directors for completion of the 2003/2005 term of office,

following the resignation of Mr. Israel Vainboim and Mr. Lu&iacute;s Augusto da Silva.
  Authorisation for the acquisition and sale of treasury shares (up to 10% of the share capital), bonds and other securities.
  Reduction of PT's share capital in the nominal amount of up to Euro 125,428,500, to be done under the share buyback programme, through the cancellation of up to 125,428,500 treasury shares, representing 10% of PT's share capital, and the corresponding amendment to the articles of association.
  Authorisation for PT's Board of Directors to issue convertible bonds up to Euro 600 million. In this context, it was also approved the suppression of the pre-emptive rights of shareholders in subscribing for such convertible bond issue.
  Authorisation for PT's Board of Directors to issue bonds and other securities up to Euro 1.5 billion.

Additionally, the shareholders analyzed the administrative and supervisory activity of the company, and approved a vote of confidence in all members of the Board of Directors and the Supervisory Board.

3.2 BOARD OF DIRECTORS

3.2.1 Powers and Responsibilities

The Board of Directors is responsible for the global leadership of the PT Group and for its strategic guidelines, as well as for the management (through the Executive Committee) and the supervision functions, being also its responsibility to ensure the balance between mid and long-term goals and short term goals, in the pursuit of the interests of the company and of its shareholders.

The main responsibilities of the Board comprise:

  Managing the company's affairs and performing all acts and operations in respect of the company's corporate object which are not the specific responsibility of other statutory bodies of the company
  Appointing and setting the Executive Committee attributions in the daily management of the company
  Establishing the company's technical and administrative organisation and its internal operating rules
  Approve the strategic plan and oversee implementation
  Acquiring, selling, alienating or encumbering rights, notably when affecting the company's holdings, moveable and immovable assets, according the General Meeting deliberations
  Replace by co-option Board members who are permanently absent

3.2.2 Composition and operating rules

2004 ANNUAL REPORT

PT's Board of Directors is comprised of an uneven number of members, between 15 and 23, elected by the shareholders in a general meeting by a majority of the issued votes.

Any shareholder, regardless of the capital held, may individually submit proposals for election of the Board of Directors.

On the other hand, and in accordance with the articles of association, a minimum of shareholders representing at least 10% of the share capital, having voted against in the election of the Board of Directors, may appoint a member of the administration body.

Directors are elected for a three-year term. The election year is considered a full calendar year and there are no restrictions regarding the re-election of directors.

All members of the Board of Directors have been elected individually by a joint proposal moved by private shareholders and by the State in the General Meeting held on 4 April, 2003, with no indication of any kind of representation. The Board is comprised of professionals with a large experience, namely in telecommunications and finance.

During the year of 2004, 14 meetings of the Board of Directors took place. As a rule, the Board of Directors meets monthly, being however able to meet extraordinarily as foreseen in the company’s articles of association.

The meetings of the Board of Directors are called by it’s Chairman, or, in extraordinary cases, by two Directors or by the Supervisory Board. The required quorum for the meeting of the Board of Directors consists of a simple majority of directors, with the Chairman of the Board of Directors, in cases of urgency, dispensing with the presence of such majority, if this is ensured through postal or proxy vote.

Members have equal voting rights and all resolutions of the Board of Directors are adopted based on a majority of votes. The Chairman is entitled to a casting vote, should parity occur.

At present, PT’s Board of Directors comprises the following directors:

Chairman:	Ernâni Rodrigues Lopes
Vice-Chairman:	Miguel Horta e Costa
Members:	Zeinal Bava
Carlos Vasconcellos Cruz
Iriarte Esteves
Paulo Fernandes
Joaquim Goes
Henrique Granadeiro
Jorge Tomé
Fernando Ulrich
Fernando Abrill
António Viana Baptista
Luís de Mello Champalimaud
Patrick Monteiro de Barros
Jorge Bleck
Carlos Blanco de Morais
João Mello Franco
Gerald McGowan
Peter Golob

Nuno Silvério Marques
Thomaz Paes de Vasconcellos
Carlos Oliveira Cruz

The referred Directors’ CVs are attached to this report.

3.2.3 Delimitation of responsibilities between the Board of Directors and the Executive Committee

In unitarian administrative systems, predominant in Portugal as well as in several other European countries, the Board of Directors is a single body combining the functions of corporate business management and those of supervision and surveillance, which in the so-called dualistic systems are confided to different bodies.

In order to better ensure the performance of its functions, PT’s Board of Directors created an Executive Committee, delegating in it functions of daily management, and maintaining the supervision and control functions.

The responsibilities of chairing the Board of Directors and assuming the Group’s executive management are quite different. Under the articles of association and under the operation norms of the Board of Directors, the Chief Executive Officer is the leader of the Group’s management team. Thus, the CEO is responsible for the operational management of the Group. On the other hand, the Chairman of the Board of Directors, in accordance with the law and the articles of association, has namely to:

  Coordinate the activity of the Board of Directors and distribute matters among Directors, whenever required by management conveniences;
  Watch over the correct implementation of the resolutions of the Board of Directors;
  Watch over the correct exercise of the Board of Directors’ functions of surveillance and control of the Executive Committee’s activity.

The Executive Committee should at each Board meeting, or whenever deemed necessary, inform all Directors about the most relevant facts related to the execution of its delegated powers, namely on the execution of policies and strategic options whose general goals have been defined by the Board, as well as on the implementation of activities plans, budgets and annual investing plans approved by the Board. The Executive Committee should also provide any other information’s regarding the company’s management, demanded by the Board, being under an obligation to act diligently in the execution of any instruction decided by the Board as a result of the reported information.

3.2.4 Internal Committees

Governance Committee

By resolution of the Board of Directors of July, 2004 the Governance Committee was restructured and renamed (from ‘‘Comissão de Governo’’ to ‘‘Comissão de Governança’’). It is this committee’s duty to provide the contributions required by the Board of

2004 ANNUAL REPORT

Directors or by the executive Committee, namely in what regards studying, preparing and advising the Board of Directors on the adoption and revision of internal rules and procedures regarding the development and perfection of principles and practices of conduct and corporate governance, including, in what concerns the operation and internal relationship of the Board itself, its articulation and relationship with the management structure, the shareholders, other stakeholders and the market, the prevention of conflicts of interest and information discipline.

The Governance Committee is composed and presided by the Chairman of the Board of Directors and by one to three directors appointed by the Board, which shall mainly be non-executive directors; the Secretary-General and other senior officers of the company, as well as external auditors, may be part of, or aggregated to, such committee by resolution of the Board or of its President. The Committee meets when called by its President, and, in principle, quarterly.

Audit Committee

Established amidst the Board of Directors, in line with the legal requirements of the markets in the United States of America where PT is listed, the Audit Committee’s main functions consist in advising the Board of Directors and the Executive Committee in (1) supervising the quality and integrity of the financial information in the financial reporting documents, (2) analysing External Auditors’ independence and capability, (3) assessing the quality, integrity and efficiency of the internal control system, and (4) supervising the external auditors’ and the Internal Audit Department’s performance.

Furthermore, in line with the aforesaid principle of concentrating structures, the Audit Committee also performs functions of compliance. The committee has to ensure the company’s compliance with legal provisions, regulations, recommendations and guidelines issued by the relevant authorities, ensuring the definition and/ or implementation of policies aiming compliance with national and international laws and regulations to which the company is bound. This committee meets at least once every two months.

The Audit Committee’s creation represented an important step to strengthen the values, attitudes and behaviour patterns founded on compliance with demanding ethical criteria, and created a solid bas of seriousness and trust in the relation with the exterior. The criteria have been recorded and disclosed to the whole organization through the Code of Ethics of the PT Group.

In accordance with article 6, subparagraph f) of the Audit Committee’s Articles of association, this Committee has carried out an evaluation of the performance of its activity during the year 2004.

Strategy Committee

The Strategy Committee’s main functions are: (i) to debate, analyse and present recommendations on the Group’s Strategic Plan; (ii) to deem the impact and efficiency of the Strategic Plan and the great strategic decisions made, suggesting possible adjustments; (iii) to study and prepare for further discussion at a meeting of the Board of Directors, issues suggested by the Chairman and/or the CEO, related with strategic topics that may arise during the year. This committee meets quarterly.

3.2.5 List of functions performed by members of the Board of Directors in other Companies

The list of functions performed by the members of the Board of Directors in other companies is in the Appendix of the present report.

3.3 EXECUTIVE COMMITTEE

3.3.1 Responsibilities

Under the terms of the articles of association and in harmony with the established in commercial law, PT daily management belongs to an Executive Committee, comprised of 5 or 7 Directors. Members have equal voting rights and all resolutions of the Executive Committee require a majority of votes. The Chairman is entitled to a casting vote, should parity occur. The Executive Committee meets once a week.

The Board of Directors delegated in the Executive Committee the daily management of the company and ascribed to the Committee -without prejudice to the capacity to avoke any of the delegated responsibilities - all the necessary powers for such purpose, with the exception of the matters listed hereafter:

  Cooptation of Directors;
  Request to convene General Meetings;
  Reports and annual reports to be submitted to the General Meeting’s approval;
  Pledging bonds and granting guaranties on behalf of the company, which is the exclusive responsibility of the Board of Directors, without prejudice to the established in paragraph h) of article 15 of PT’s articles of association;
  Moving the registered office;
  Projects to split up, merge or transform the company, to be submitted to the General Meeting, as well as acquisitions, alienations, mergers, divisions and strategic partnership agreements involving companies of the PT Group;
  Projects to increase the company’s share capital to be submitted to the General Meeting,
  Statutory changes to be submitted to the General Meeting;
  Definition of the general goals and the basic principles of the PT Group policies to be submitted to the General Meeting, namely the definition of investment and disinvestment areas, the geographic expansion policy for its businesses and the strategic options regarding the technologies to be adopted, the development of networks and the provision of services;
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  Major extensions or reductions in the company’s activity and important changes in the organization of the company;
  Action plans, budgets and annual investment plans;
  Definition of the amount to propose annually to the General Meeting for the issue of bonds or other securities that may be resolved in the future by the Executive Committee.

3.3.2. Composition and operating rules

The Executive Committee sets the dates and frequency of its ordinary meetings. Extraordinary meetings can take place when called by the CEO, by two members of the Executive Committee or by the -Supervisory Board. The Executive Committee may not operate without the presence of the majority of its acting members, which can be ensured through vote by correspondence or by proxy.

To the CEO is due the coordination of the Executive Committee activities and distribute matters by other members, to call and chair the Executive Committee’s meetings and to assure the execution of the adopted resolutions.

The Executive Committee is comprised of the following directors:

Chairman:	Miguel Horta and Costa
Officers:	Zeinal Bava
Carlos Vasconcellos Cruz
Iriarte Esteves
Paulo Fernandes

The following organization chart shows the allotment of responsibilities to the members of the Executive Committee:

3.3.3 Corporate bodies supporting the Executive Committee

Advisory Board

The Advisory Board analyses, in conjunction with the Executive Committee, areas of special importance for PT, namely matters regarding regulation and competition, international investments, mergers, acquisitions and alienations.

Disclosure Committee

In order to provide support to the Executive Committee in the process of disclosure of information to the markets, the Disclosure Committee has been constituted. This committee has the purpose of ensuring the quality and reliability of the information disclosed to the financial markets and ensuring the fulfillment of all the national and international regulatory requirements relating to this matter.

It is therefore the responsibility of this committee to approve and execute the procedures and controls necessary to ensure that the disclosure of information by Portugal Telecom to the shareholders and investors (i) fulfils the applicable laws and regulations, (ii) is accurate, complete and promptly made and (iii) represents with reliability the financial condition and the results of the company’s operations in all aspects that are materially relevant to the adequate knowledge of it’s financial condition and performance.

The disclosure procedures and controls referred above are applicable to the disclosure of the following information:

  Reports registered in SEC (Form 20-F) and CMVM, including the Annual and Biannual Reports and Financial Statements;
  Press releases disclosing the quarterly, biannual and annual results and Material Events;
  Communications and presentations of relevant financial information made in road shows, lectures, conferences and similar events, aimed at analysts, investors and shareholders;
  Disclosures in the websites of Portugal Telecom, SEC and CMVM.

The disclosure committee is composed by Luís de Sousa Macedo (Chairman) - Secretary-General of PT; Francisco Nunes (Reporting and Consolidation Director and Chief Accounting Officer); Carlos Cruz (Finance Director); Nuno Prego (Investor Relations Director); Miguel Amaro (Internal Audit Director); Miguel Chambel (Planning and Control Director).

3.4 SUPERVISORY BOARD

Appointed on 4 April 2003 and considering the need of supervision in accordance with the established in the Portuguese Companies Code, Portugal Telecom has a Supervisory Board composed by the following elements:

  Pedro Matos Silva (Chairman)
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  Gonçalo vaz Botelho (Member)
  Ascenção, Gomes, Cruz & Associado, represented by Mário Gomes
  José Vieira dos Reis (reserve Member)

In accordance with article 420 of the Portuguese Companies Code, it is the Supervisory Board’s responsibility to:

a)	Supervise the company’s administration;
b)	Survey the fulfilment of the law and the articles of association;
c)	Verify the regularity of the books, accounting records and documents supporting them;
d)
Verify, whenever deemed convenient and in the way thought to be adequate, the extension of the cash-book and existence of any types of commodities or values pertaining to the company or received by it as a guarantee, deposit or other title;

e)	Verify the accurateness of the balance sheet and of the income statement;
f)	Verify if the valuemetric criteria adopted by the company lead to a correct evaluation of the assets and results;
g)	Prepare annually a report on its supervisory action and to give opinion on the report, accounts and proposals presented by the administration;
h)	Call the general meeting when the chairman of the respective board doesn’t, when under an obligation to do so;
i)	Fulfil any further attributions established by law or by the articles of association.

4. SHAREHOLDERS AND PERFORMANCE

4.1 STRUCTURE AND SHAREHOLDERS INFLUENCE

PT is a company with a relevant size, both in terms of its domestic market and in international terms. It represents the largest stock market capitalization in Euronext Lisbon (10,6 billion euros on 31 December, 2004 or 11,1 billion euros on 15 February, 2005) and its shares, represented as American Depositary Receipts (ADRs), are listed in the New York Stock Exchange. ADRs constitute certificates that represent shares issued by companies having their registered offices outside the United States of America (Foreign Issuers), but deposited in a financial entity of this country. ADRs grant their holders the right to payment of dividends under the same terms as the original securities. Each ADR certificate represents a certain number of ADS (American Depositary Shares), which in turn correspond to the instruments effectively transacted in the market, issued by the depositary, within the scope of the relevant deposit agreement. In PT’s case, each ADS represents a common share.

PT’s shareholder structure is characterized by a strong dispersion. There is no shareholder holding more than 10% of the share capital, and only 7 shareholders hold shareholdings stakes higher than 2% of that capital. There is a significant weight of institutional shareholders, both national and international, as shown in the qualified shareholdings and respective geographical distribution charts below, reporting to 31 December 2004:

Share Capital Geographical Distribution

Institution	No. of Shares	% of Capital

Telefónica	113,085,650	9.7%
Banco Espírito Santo Group	107,593,232	9.2%
Brandes Investment Partners	83,572,177	7.2%
Capital Group Companies	63,193,870	5.4%
Caixa Geral de Depósitos Group	57,875,682	5.0%
Banco Português de Investimento Group	28,741,615	2.5%
Cinveste	28,338,141	2.4%
Fidelity Group	23,592,185	2.0%
Telexpress *	23,000,000	2.0%

*	Holding pursuant to the terms of Article 447 of the Portuguese Commercial Companies Code.

The influence of any of these shareholders in the company is balanced and proportionate. The presence of members related to them in the administrative body is very limited, namely in a body without executive tasks. There are no factors indicating any tendential concentration of shareholding positions or a disproportionate exercise of influence by any shareholder group.

The executive segment of the company’s administrative body is exclusively professional. It does not hold significant positions in the share capital and there are no external relationships between executive directors and relevant shareholders susceptible of influencing shareholding control, as described in point 3.3 of this report.

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Cross shareholdings held by the company in its own shareholders are extremely reduced, and they are limited to those resulting from strategic partnership agreements with three of the shareholders, in accordance with the described in point 7.3 of this report.

The shareholding of the single shareholder that holds some type of veto power, namely the Portuguese State, is extremely low in quantitative terms (500 shares), but represents a connecting factor, as well as a proximity factor to one of the most important relationship centres of the company’s activity. This has a positive effect on the interests of the shareholders, and there are no signs whatsoever that this situation may give origin to any acts against the shareholders best interests and equity value. The veto power of this shareholder is in actual fact limited, of an essencially protective nature and does not fall upon management matters, as described in point 4.3 of this report.

Concerning shareholding minorities, protection against the decrease in value of their positions is ensured by the strong legal environment mentioned above, as well as by the active presence and supervision in PT’s administrative body of an expressive number of independent directors.

4.2 RELATIONSHIP WITH SHAREHOLDERS

As established by commercial law, general meetings must be given a 30 days notice both in the official journal and in the daily press. The notice shall be posted in the company website.

The contents of all proposals to be submitted by the administrative body shall be made available to the shareholders at least 15 days before the meeting. They will also be made available in PT website.

Information and clarifications regarding the meeting’s agenda and ways of shareholders to participate in the general meeting, either directly, or through a representative, or through vote by correspondence, shall be published in the company website, being also disclosed by the Investor Relations Office.

There is no difference between a vote exercised personally in a General Meeting, and a vote exercised by a representative or by correspondence. All shareholders entitled to participate in the General Meeting enjoy the right to participate therein, to submit proposals and to ask questions to the administrative body.

There are no different classes of common shares. All common shares have the same voting rights (the counting of votes being however limited to 10% of the share capital, with the corresponding increase of the minorities’ voting rights).

Class A shares, held in full by the Portuguese State, grant veto power in certain matters, which however is limited and essentially of a protective nature, as described in point 4.3 of this report.

PT has a clear dividend policy which is explained in the articles of association in terms of a minimum percentage and which is publicly announced in advance by the Board of Directors.

The shareholders right to directly elect directors as well as directly fixing their respective remunerations (or, at their option, to elect the Remuneration Committee to fix the remunerations) is exercised by simple majority. It is not subject to qualified majorities or other operating difficulties.

Holders of American Depositary Receipts (ADRs) or of interests in global securities accounts may express their vote by indicating how they vote to their respective representative, who is allowed to segregate the votes and vote in different positions, in accordance with the instructions received from the beneficiary holders.

Shareholding minorities may convene general meetings, amend the agenda and elect members of the administrative body, under the terms of the law and the company’s articles of association.

4.3 MEASURES SUSCEPTIBLE OF INTERFERING WITH THE SUCCESS OF PUBLIC OFFERS

PT did not adopt defensive measures against public offers. However, the existing measures are described hereafter, given that they are susceptible of having some sort of effect within this scope, they do correspond to the enumeration of CMVM’s Regulation no. 7/2001 (in its present wording).

In accordance with article 13 of the company’s articles of association, votes issued by a shareholder holding common shares -by him/herself, or by a representative or when acting as a representative on behalf of another shareholder - should these exceed 10% of the total share capital, shall not be counted.

This provision - which historically appeared in several countries of Europe - intrinsically expresses a measure of extension of the shareholders’ democracy (by reducing the voting rights of major shareholders while at the same time increasing minorities’ voting rights) and is also normally deemed susceptible of interfering wit the success of acquisition public offers. However, it is certain that in opposition to the possible effect of reducing the frequency of acquisition public offers (given the shareholders’ higher shareholding levels required to achieve control), there will be an effect of stimulating an improvement in the attraction conditions of public offers, given that only higher levels of adherence by all the companies to which it relates will allow the reaching of control thresholds.

The relative disfavour with which, at times in recent years, this sort of provisions has been regarded has nowadays disappeared to a great extent, as may be concluded from the fact that the recently approved13th European Union Directive has, following an unsuccessful opposite recommendation, adopted a merely optional regime, as regards its disregard, in cases of acquisition public offers.

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On the other hand, besides common shares, PT's share capital is also represented by 500 Class A shares, which are owned by the State and which confer special rights, resulting from the established in article 14, no. 2, and article 19, no. 2, of the company’s articles of association.

Under these provisions, the following matters cannot be approved in a General Meeting against the majority of the votes corresponding to Class A shares:

  Election of the Board of the General Meeting and the members of the Supervisory Board;
  Allocation of profits, this being however applicable to the approval of dividends corresponding to more than 40% (minimum percentage) of distributable earnings, determined in paragraph b) of article 30 of the articles of association;
  Alterations in the articles of association and capital increases, as well as the limitation or suppression of pre- emption rights and the definition - under article 4, nos. 3 and 4 of the articles of association - of parameters for capital increases to be resolved by the Board of Directors;
  Issue of bonds or other securities, the definition of the value of the securities, which can be issued against authorization of the Board of Directors - under article 8, no. 3 of the articles of association - as well as the limitation or suppression of the pre-emption right in the issue of securities which can be converted into shares. The definition - under article 8, no. 3 and 4 of the articles of association - of parameters for the issuing of this kind of securities to be approved by the Board of Directors;
  Authorisation to create and keep in any location of the national territory, or abroad, agencies, delegations or any other type of representation, as well as the authorisation to move its registered office within the municipality of Lisbon or to a confining municipalities;
  Authorization from the General Meeting to allow shareholders to exercise - direct or indirectly - an activity competing with the one developed by the companies in a dominion relation with PT to hold common shares representing more than ten per cent of the share capital of the company;
  Approval of general purposes and fundamental principles of the company's policy;
  Definition of the general policy principles regarding the holding of financial interests in companies - under article 3, no. 2 of the articles of association - and deliberate about the respective acquisitions and disposals, in the cases where such principles subject them to a previous authorisation by the General Meeting;
  Election of a third of the total number of Directors, which will comprise the Chairman of the Board of Directors.

There are no limits to the transmissibility of shares, and the company is not aware of any shareholders agreements.

4.4 SHARES PRICES EVOLUTION

The following chart shows PT’s shares’ prices evolution during 2004, and it summarizes the most relevant facts in the activity of the company during the year.

The telecommunications sector has shown a favourable performance in the year 2004 and registered a price gain of 11,9%. In Euronext, the PSI 20 index revealed in 2004 a price gain of 12,6%, while PT shares registered a price gain of 14,0%, in overperformance in comparison with the sector. The year closed at 9,10 euros.

4.5 DIVIDENDS DISTRIBUTION POLICY AND SHARE BUYBACK PROGRAMME

4.5.1 Dividend Distribution

The Board of Directors of PT has a dividends distribution policy that takes into consideration business opportunities of the PT Group, investors’ expectations and financing needs through equity, as well as the opportunity cost of capital.

The dividends distribution proposal is an exclusive responsibility of PT’s Board of Directors and it has to comply with Portuguese law and the company’s articles of association. In accordance with the company’s articles of association, at least 40% of PT’s1

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1 Calculated in accordance with accountancy principles generally accepted in Portugal, after deducting losses carried over, and an allocation of 5%, for legal reserves until these reach 20% of the share capital.

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distributable results shall be distributed to the shareholders as dividends, without prejudice of the General Meeting being able to decide - by a qualified majority of two thirds of cast votes - for a reduction of the dividends or even for its non distribution. The majority of the votes corresponding to Class A shares is required to deliberate the distribution of dividends that exceed 40% of distributable net results.

The gross dividends per share regarding the last three years were the following:
2003 - 22 Euro cents
2002 - 16 Euro cents
2001 - 10 Euro cents

In what regards the 2004 dividends, the Executive Committee of the PT Group announced that it will propose to the Board of Directors the submission to the annual shareholders General Meeting of a proposal regarding the payment of a cash dividend for the year ending 31 December 2004 of Euro 0.35 per share, subject to market conditions and PT's financial condition at that time.

4.5.2 Share Buyback Programme

It has been approved at the 2004 Annual General Meeting a share buyback programme, whose execution comprises the acquisition of own shares representing up to 10% of PT’s share capital. This program is presently in the stage of conclusion, its structure preserving and respecting a neutrality principle, not only in what concerns any interference in the shareholding composition but also regarding price conditions impact and market operation rules. The program fully complies with CMVM rules referring to this topic, namely in what respects the following orientations:

a)	Refraining from acquiring shares during sensitive negotiation periods such as the opening and closing of stock market sessions as well as in moments close to the disclosure of results or other relevant matters:
b)	Payments complying with the margins approved by the general meeting, i.e., a minimum and maximum limit of 15% regarding, respectively, the lowest and average market price registered in the 5 sessions immediately before the date of acquisition of the shares or the date of constitution of the right to acquire the same, without prejudice of any financial instrument entered into, of the terms of issuance of any convertible or exchangeable securities or of any contracts entered into thereof.
c)	Resort to derivative instruments, namely to adapt or complete the share buyback programme, as long as the principle of original acquisition from shareholders in a regulated market is respected.

The prosecution and application of this programme, proposed by the Board of Directors to the Annual General Meeting of 2005 also foresees compliance with EC Regulation nº 2272/2003 of the Commission, of 22 December 2003.

5. REMUNERATION OF THE DIRECTORS

5.1 BOARD REMUNERATION POLICY

The Remuneration Committee is, by shareholders’ delegation, the Statutory Body responsible for the establishment of the remuneration policy of the Directors and for the definition of the remuneration of the Board of Directors. This Committee is directly elected by shareholders, and is mostly composed by independent personalities. None of the Executive Directors are members of this committee, and they exercise no influence in the process of setting remuneration. The RemunerationCommittee may use external specialized consultants.

The Remuneration Committee comprises the following members:

  Armando Manuel Marques Guedes (Chairman of the Board of the General Meeting);
  Augusto Athayde d’Albergaria;
  João Manuel de Mello Franco (non-executive director).

The proposal and selection of the members of the Remuneration Committee is subject to careful weighing and aims to ensure exemption and the best pursuit of the company’s interests. Therefore, except for the mentioned non-executive director, none of appointed members provides any other kind of services to the PT Group, nor has any family ties with a member of the administrative body by way of marriage, consanguinity or affinity in direct line up to the third degree. Thus, strict compliance with independence criteria (in accordance with CMVM’s recommendation) is ensured.

The company provides the members of the Remuneration Committee permanent access to specialized external consultants whenever deemed necessary by the Committee at the company’s expense.

The remuneration of the Directors of PT, determined by the Remuneration Committee, takes into account the Board of Directors’ performance as a whole, the performance of the PT Group and benchmarks regarding other companies with a similar dimension and business. The remuneration of the Chairman of the Board of Directors and of the Executive Directors is composed of a fix and a variable component. The remuneration of the remaining Non-Executive Directors includes only a fix component. The value of the fix remuneration of the Directors was determined based on a benchmark study carried out by an international company of Human Resources consultancy. In this study companies integrating the indexes PSI 20, IBEX 35, DJ Eurostoxx 50, CAC 40 as well as European telecommunications companies comparable to PT were analysed. The determination of the variable remuneration, to be attributed on account of the 2004 performance, takes into consideration the analysis of five indicators: (a) consolidated revenue; (b) EBITDA; (c) EBITDA-CAPEX; (d) ratio of the net profit before curtailment and (d) PT’s Total Shareholder Return by the DJ Stoxx 600 Telecom Total Shareholder Return, the Total Shareholder Return being the sum of the variation of the share price with the dividend value per share.

As described above, PT seeks to align the interests of management with the interests of the company and the shareholders. For that effect, the Directors’ variable remuneration depends on their performance, and on their capacity to reach certain goals that contribute to the strategic goals of the PT Group.

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The variable remunerations attributed to the Chairman of the Board of Directors and to the members of the Executive Committee do not include any attribution plans of share acquisition options. The remaining non-executive Directors do not receive any variable remuneration.

In 2004, fixed and variable remunerations ascribed to executive and non-executive Directors were the following:

(thousand Euros)	Fixed	Variable
	Remuneration	Remuneration	Total

Executive Directors	3.279	3.185	6.464

Non executive Directors	2.024	665	2.689

Total	5.303	3.850	9.153

5.2 SHARES ATTRIBUTION

During 2004, similarly to 2003, upon the resolution of the Annual General meeting, PT’s Executive Committee has conceded the right to collect 45 shares to all employees who:

  were on 2 April, 2004 employees of one of the PT Group’s companies, with registered office in Portugal and whose management belongs to the PY Group ;
  have effectively worked for the PT Group for at least 9 or 6 months in 2003, depending on the case;
  have not revealed an inappropriate performance in the company where they worked for the longest period during 2003;
  have delivered an acceptance statement to Human Resources by the end of the commitment period (30 August, 2004).

The employees who show the maintenance of the 50 shares conceded during 2003 until 7 July 2004 shall be entitled to an extra 5 shares. This attribution is in compliance with the applicable tax law and the associated obligations were disclosed in the company’s website.

6. RISK MANAGEMENT

Risk management is ensured by PT based on the identification and prior establishment of critical risks in terms of priorities, being developed after worth, risk management strategies and implemented controls as deemed adequate to reduce risk to an acceptable level.

The adopted risk management strategies aim to ensure that:

  Control systems and procedures and the established policies allow answering expectations of management bodies, management bodies, shareholders and public in general;
  Control systems and procedures and the established policies comply with all applicable laws and regulations;
  Financial and operational data is complete, reliable, safe and periodically reported in due time;
  PT Group’s resources are used efficiently and rationally;
  Shareholder’s value is maximised; and
  Operational management took the necessary measures to correct issues reported earlier.

The business risk's management is increasingly important, bearing in mind the globalisation and high dynamism context characterising the environment where the activities of the different PT business areas are developed nowadays.

Risk management is ensured by the different Corporate Centre Units, Business Units and Service Units, which - based on identification and previous priority assessment of critical risks - develop risk management strategies aiming to implement all controls deemed appropriate and which ensure the reduction of the risk towards an acceptable level.

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Bearing in mind that the business risk's management is the responsibility of all personnel, PT has been developing methodologies aiming to create a risk-awareness culture, which establishes a common language to identify, define priorities, assess and control the critical business risks.

The business of the Group is affected by a great number of risk factors, some beyond management control, and others which should be pro-actively, managed in order to influence positively the Group's performance. These affect transactions, revenues, year-end results, assets, the liquidity and the Group resources and, consequently, the equity value of the company.

The business risks are assessed bearing in mind the probability and impact of its occurrence in the Group's business. This assessment is made by the Executive Committees and the Administration of the companies of the PT Group.

6.1 MAIN RISK FACTORS INHERENT TO THE BUSINESS OF THE PT GROUP

  Regulation: ensure the follow-up of changes in the regulations, given the threats and the opportunities that these represent for the competitive position of the PT Group in its business. The risk management of the regulation is the responsibility of the Regulation Department of PT, which should be aware of all new regulations applicable to the sector with an impact on the PT Group, issued by domestic and international entities.
  Competition: potential reduction of the revenue of the fixed service as a consequence of the progressive effect of the fixed- mobile replacement, as well as the increase in competition of other fixed network operators. This risk management is a constant concern of the PT's Executive Committee and its invested companies, constantly seeking new and better products and services which prove to be innovating and represent value when compared to the competition, thus allowing a consolidation of PT Group's image before the final customer as a leader and pioneer in the telecommunication's market.
  Technological evolution: need to invest in businesses increasingly competitive and with a recent history of very fast technological evolution. The PT Group holds "PT Inovação", a company devoted to the technological development of the Group's business regarding applied research, engineering services and development of solutions and innovating services, both in the domestic and in the international markets.
  Strategic Partnerships: Ensure alliances, joint ventures, or other kind of efficient and effective relations affecting positively the ability to compete. The Executive Committees of PT and of the remaining invested companies have played a major role in this risk's management, thus potentiating existing opportunities.
  Retaining talents: ensure the capacity of have the people with the right skills, dully motivated, in the right places. This risk's management is the responsibility of PT's Human Resources Management, which identifies the key-elements of PT Group and then resorts to the adequate retention strategies to the defined segments for its management.
  Financial markets: alteration of expected earnings from investments made abroad, resulting from the alteration in several variables, namely the interest rate and the rate of exchange. The risk's management of financial markets is ensured by the Finance Department. PT Group contracts a group of derivative financial instruments, aiming to minimise exposure risks to fluctuation of interest rates and rates of exchange. The decision on financial investments is carried out after a detailed analysis of the risks, inherent benefits to this kind of operations and consulting several intervening institutions in this market. These operations are subject to a previous approval from the Executive Committee and implicate the permanent follow- up of the evolution of the financial markets and the interests held by the company. The Fair Value of these instruments is assessed regularly and periodically throughout the year, thus allowing a continuous assessment of these instruments and the respective economic and financial implications.

  Taxation: evolution of the tax legislation and eventual different interpretations of the application of the tax and related regulations. This risk management is on the responsibility of PT's Reporting and Consolidation Department, which follows all tax regulations and seizure of tax planning opportunities. This department may be supported by tax consulting whenever the matters under analysis may be more important, thus requiring an interpretation from an independent entity.

Through the Executive Committee, the Board proceeds to a constant monitoring and identification of social, ethical and environmental risks, and their impact in the businesses of the PT group.

6.2 INTERNAL CONTROL

Aiming to satisfy the regulation demands PT is subject to - both domestic and internationally - PT has developed an Internal Control project, coordinated by the corporate Reporting and Consolidation Directorate aiming essentially to guarantee the conformance with objectives, policies and established procedures, guarantee the reliability of financial data, minimize fraud and ensure that the identified critical risks are controlled and reduced to an acceptable level.

This project, following the best international practices and the resolutions of Sarbanes-Oxley Act, is being executed in the main invested companies, and all PT Group's companies shall have it implanted. The project foresees not only the introduction of Internal Control procedures, but also its revision, verification and continuous improvement. The disclosure controls and procedures are assessed quarterly regarding its adequacy, efficiency and operationally.

In 2003, the PT Group implanted a model of successive certifications, which aims to guarantee that the main intervenient in the Financial Reporting process are hold responsible for it. This process is based on Annual Certifications, Management Questionnaires and statements of responsibility, which have been prepared based on corporately defined models and with an annual, monthly and quarterly frequency, respectively. The mentioned certifications aim to hold the main participants responsible for the disclosure of information process, including CEOs and CFOs, and that all relevant financial and non-financial information have been reported to the Corporative Centre and are correct.

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The PT Group owns resources, namely a corporate Internal Audit Directorate, which ensures the supervision of the execution of the defined control policies and procedures.

7. TRANSPARENCY

7.1 ETHICS

The Code of Ethics, approved by the Board of Directors on 18 December 2001, is binding to all personnel, in order to guarantee a group of ethical conducts valid for all companies of the Group, its update and implementation being permanently checked by the Governance Committee.

This Code clarifies and formalizes behaviour standards consonant with the principles and values of the PT Group, consolidating the basis supporting the growing trusting relationship between coworkers, other collaborators, shareholders, clients and PT suppliers. We hereby highlight the following aspects of the code:

  observance of a principle of loyalty towards the companies of the Group. All personnel should commit to safeguard the company's prestige and to the rigorous fulfilment of the rules of law and regulations applicable to the Group's activity, namely in what regards the secrecy obligation concerning relevant information which has not been made public and which is susceptible of influencing the stock market quotations;
  duty of declaring any situation which question the independence and exemption of the personnel regarding decision making processes. Such situations may occur - in a direct or indirect manner - when organisations with which they have previously worked with or people with whom they might be connected by consanguinity or affinity are involved. The personnel should also abstain from exercising duties in external entities, which purposes might collide or interfere with the goals of the companies of the Group;
  respect for the limits of risk tolerance defined for the Group and budgetary goals, and the priority pursuit of the company's goals, efficient use of resources and a duty of preserving the company's property and obtaining synergies within the Group;
  scrupulous and complete fulfillment of the obligations assumed regarding the quality of the products, services or guarantees;
  motivation of its suppliers and services providers towards the fulfillment of ethical principles consonant with the principles and values of the PT Group;
  respect for the rules and market criteria and competition, through the prevention of distribution agreements or price settlements, and the respect for material and intellectual property rights;
  fulfillment, by the Group companies, of the information rights of the minority shareholders, in order to ensure that all shareholders benefit from a fair and equalitarian treatment;
  duty of collaborating with the supervision and inspection authorities, meeting all resulting requirements.

The complete text of the Code of Ethics of the Group Portugal Telecom is available for consultation at the company's official website (www.telecom.pt) and can also be made available through the Investor Relations Office.

In 2004, the Board also approved the Code of Ethics for Financial Officers, highlighting the importance of specific ethic rules applicable to all employees that are directly or indirectly involved in the preparation, analysis and reporting of financial statements, press releases or any other management information related with any entities within the PT Group.

The Code of Ethics for Financial Officers highlights the principles of honesty and responsibility, and regulates matters such as the report of conflicts of interest, competence, professional secrecy, law compliance and information disclosure responsibility, and it has been brought to the knowledge of all subject employees through the signing of an annual compliance statement, submitted to the Secretary-General of the PT Group. This Code is also available at the company’s website.

7.2 INDEPENDENCE

In the light of the specific criteria of absence of independence listed in no. 2 of article 1 of CMVM Regulation no. 7/2001, all members of PT’s Board of Directors shall be deemed independent based on the following grounds:
(i) that as to what regards contractual ties with competitor companies, it is deemed that there are no such ties as those that would result of administrative functions in a significant competitor in national territory; and
(ii) that in the classification of family relations with persons who exercise remunerated functions in the Group, a unifying pattern is adopted in the sense of not being exceeded relevant remuneration thresholds to which the PT Group is subject in other legal systems (namely the applicable threshold under the norms of the NYSE, which is not exceeded in the existing situation).

It must be said, however, that this orientation of CMVM Regulation no. 7/2001 (setting of rigid criteria of absence of independence) is nowadays overridden not only by the orientation adopted by the United Kingdom (revised version of the 2003 Combined Code) but also by the recent European Commission Recommendations of 6 October, 2004, which forsook rigid formulas and invested the administration body with the duty and the responsibility of permanently qualifying and assessing the independence of its members.

Concerning assessment of other situations of association to special interests, PT does not fit in entirely in none of the dichotomic situations mentioned in general terms by CMVM in the document of assessment of public consultation on Regulation no. 11/2003, when it states that ‘‘the concept of independent Director adapts both to companies with large shareholding dispersion (where the issue is independence vis-à-vis management) and to companies with a control structure characterized by large shareholding blocks (where the issue is independence vis-à-vis reference shareholders)’’.

Therefore, although the Board of Directors did not reach the conclusion regarding none of its members - who, as mentioned earlier, were elected individually in a joint list - that he did not gather basic conditions of autonomy and determination -criteria that underlie the concept of independence - decided, in

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favour of higher transparency, to list (i) situations of direct holding of qualified shareholdings (equal or higher than 2% of the capital) or exercising administrative functions with shareholders holding qualified shareholdings (ii) integration in the management structure, and (iii) the existence of relevant family relations with remunerated employees of the company.

In a broad sense of association to special interests, Directors mentioned in (i) with shareholdings or power to act on behalf of qualified shareholders may be deemed non-independent. The indication of the relationship and the distribution between existing committees of the company’s directors as at the date of this report are graphically shown in the following table:

BOARD OF DIRECTORS
	Executive	Strategy	Governance	Audit	Directors Relationship
	Committee	Committee	Committee	Committee	(1)	(2)	(3)	(4)
Ernâni Rodrigues Lopes Chairman of the Board of Directors
Miguel Horta e Costa Chairman of the executive Committee
Zeinal Bava
Carlos Vasconcellos Cruz
Iriarte Esteves
Paulo Fernandes
Joaquim Goes
Henrique Granadeiro
Carlos Oliveira Cruz
Jorge Tomé
Fernando Ulrich
Fernando Abrill
António Viana Baptista
Luís de Mello Champalimaud
Patrick Monteiro de Barros
Jorge Bleck
Carlos Blanco de Morais
João Mello Franco
erald McGowan
Peter Golob
Nuno Silvério Marques
Thomaz Paes de Vasconcellos

(1)	Totally independent;
(2)	Holder of qualified shareholdings or exercising administrative functions in shareholders that are holders of qualified shareholdings;
(3)	Integration in the management structure;
(4)	Relevant family relation with remunerated employees of the company or of the group (although lower than the NYSE limit)

Without prejudice of the incompatibilities that result of the law and of internal norms, namely the Code of Ethics, the company did not elaborate specific lists of incompatibilities, nor the maximum number of positions to accumulate or age limits.

7.3 CONFLICTS OF INTEREST

There were no significant (in economic terms) businesses or operations concluded by any of the parties involved, between the company and members of its management and supervisory bodies.

The company concludes regularly financial operations and agreements with several financing institutions holders of qualified shareholdings in its share capital. These, however, are carried out under the normal market terms for similar operations.

PT concluded a strategic partnership agreement with two of these financial institutions, Banco Espírito Santo (BES) and Caixa Geral de Depósitos (CGD), in April 2000, to develop initiatives within the scope of the so-called “ new economy” . Subsequently, BES raised its shareholding in PT to 6% and PT acquired 3% of that financing institution’s share capital.

With the shareholder Telefónica, the PT Group concluded in 1997 a long lasting cooperation agreement in respect of international investments, especially focused in Latin America and in the area of mobile communications. Subsequently, the two companies acquired reciprocal shareholdings in the share capital and appointed members of their respective executive body to integrate the counter-party’s administrative body with non-executive functions.

Following this agreement, the two companies concluded on 23 January, 2001 a strategic pact for the creation of a joint-venture, which materialised on 17 October 2002, when the two telecommunications operators established Brasilcel NV, a company with its registered office in Holland. Each company holds 50% of the share capital. The company is managed jointly by an equal number of members appointed by the two companies, and integrates the totality of the assets held by both companies in Brazil in the mobile business area. As a matter of fact, such assets were transferred into the new company on 27 December of the same year, by two subsidiaries of both parties, respectively, PT Móveis and Telefónica Móviles.

This agreement provides that in case of change in the control over any of the parties, the other party will be entitled to sell the other its shareholding in the joint venture for an amount that will be determined by independent evaluation. Should its shareholding position become so diluted and go below a certain threshold, then PT shall be entitled as well to decide the sale of its shareholding to its counter-party, also for an amount that will be determined by a third party.

This joint venture allowed the development of important synergies through economies of scale resulting of its size, as well as of the application of the best practices in both groups and by taking advantage of the commercial leadership in Brazil of PT and Telefónica Móviles.

7.4 EXTERNAL AUDITORS

In order to safeguard independence of independent auditors, the Audit Committee, in accordance with its articles of association, is responsible for appointing and hiring independent auditors, terminating their functions and pre-approving any services to be contracted, to external auditors. Moreover, the Audit Committee is responsible for the evaluation of the external auditors’ independence and performance.

The aforesaid independence evaluation results from applying the rule issued by the SEC, on 26 March 2003, defining the 11 services that the independent auditors are barred from providing. Given that, regarding all non-auditing services, the company analyses

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conflicts of interest between the potential provision of services and the auditing work carried out by the independent auditors. Based on that analysis, the Audit Committee issues an opinion, referring to the existence or non-existence of conflicts of interest regarding the proposal for the provision of services to be obtained. This analysis is always made prior to the market consultation in order that negotiation with the selected suppliers may run effectively and with no obstacles.

The independent auditors are independent entities with worldwide reputation and their intervention is closely followed and supervised by the Audit Committee, PT does not grant the independent auditors any indemnity protection.

Remunerations paid to companies related with the independent auditors are significantly lower than the ones paid to other external consultants.

During the years of 2003 and 2004, remunerations of the independent auditors of the PT Group were the following2:

	2003	%	2004	%
Audit Services	893.900	19%	1.559.391	37%
Auditt Related Services	503.535	11%	436.133	10%
Tax Services	818.504	18%	443.141	10%
Other Services	2.445.741	52%	1.789.899	42%
Total	4.661.680	100%	4.228.564	100%

In 2004, the other services rendered essentially include: (i) 1.189.090 euros referring to a CRM project in TMN, (ii) 195,470 euros referring to a revenue assurance project in PT Comunicações, (iii) 130.809 euros referring to formation services in PT Multimedia, and (iv) 93.220 euros referring to projects within the scope of the UMTS license at TMN.

Following SEC rules, the Audit Commission odd Portugal Telecom within the scope of its responsibilities, defined the rules establishing the limitations and restrictions that the PT Group must fulfill in the possible intention of hiring present collaborators pertaining to the external audit firm.

Therefore, and for a one year reference period from the date of conclusion of the last External Audit to PT’s accounts:

  Any intentions of hiring employees from the external audit firm, as well as ex-employees that have left the audit firm less then a year from the last audit in which they participated, are subject to the Audit Committee’s pre- approval.
  It is forbidden to hire, during the referred period, the Partners and other members of the external audit team which have had an involvement higher than 10 hours of auditing services and which are invited to perform functions in a position of supervision of the financial reporting process of Portugal Telecom, namely:
a)	Chief Executive Officer of PT SGPS;

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2 Values excluding VAT.

b)	Chief Financial Officer of PT SGPS;
c)	Chief Accounting Officer of PT SGPS;
d)	Controller of PT SGPS;
e)	Others with an important role in the preparation and/ or supervision of the financial reporting process of PT, performed in PT SGPG or in participated companies.

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8. INVESTOR RELATIONS

The Investor Relations Office was created in March 1995, with the goal of ensuring adequate relations with shareholders, investors and analysts, as well as with financial markets in general, and in particular, with the Stock Exchanges where PT’s shares are listed and their respective supervising authorities (CMVM and SEC).

The activities performed by the investor relations are described in the preceding Capital Markets Chapter.

PT publishes annually the Report and Accounts, which includes detailed information about the company and is prepared according to the company’s and capital market applicable. Additionally, it is prepared a half-year Report an Accounts, containing synthetic information about the activity of the Group in the semester, and are prepared press-releases, disclosing to the market quarterly financial information.

The investor relations publish immediately information concerning relevant facts occurred in connection with its activity or securities which is made available to Shareholders through the website (www.telecom.pt). The shareholders may get the Reports and Accounts and Press-releases through PT website.

Herewith the references and contacts of PT’s representative for market relations:

Avenida Fontes Pereira de Melo, Nº 40, 8º, 1069-300 Lisboa
Adress	(Portugal)

Contactos Pessoais	Nuno Prego

Telefone	+(351)215001701

Fax	+(351)215000800

E-mail	nuno.prego@telecom.pt

Site	www.telecom.pt

The Investor Relations has a call center which can be accessed through a toll-free number, and witch provides information to the investors. The business hours are 9 a.m. to 6 p.m., from Monday to Friday.

During the year of 2004 the Investor Relations received around 380 contacts with analysts and investors, 220 of which occurred in roadshow meetings, 90 in conferences and remaining 70 at PT’s offices either personally or through conference calls.

9. APPENDIX

Abbreviated curricula of the members of the Board of Directors:

Members of the Executive Committee:

Miguel António Igrejas Horta e Costa. Portuguese, 56 years old. Elected for the first time in 1995. His mandate ends on 31 December 2005. Chairman of the Executive Committee of Portugal Telecom, SGPS, S.A. since 28 May 2002. Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais - Consultoria Internacional S.A. since April 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. since February 2004; Chairman of the Executive Committee of PT Comunicações, S.A. since January 2004; Chairman of the Board of Directors of PT Sistemas de Informação, S.A. since January 2004; Chairman of the Board of Directors of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June2003; Chairman of the Board of Directors of PT Compras - Serviços de Consultoria e Negociação, S.A. since May2003; Chairman of the Board of Directors of Fundação Portugal Telecom since March 2003; Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (ex-Portugal Telecom Internacional, SGPS, S.A.) since December 2002; Chairman of the Board of Directors of PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Chairman of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Chairman of the Board of Directors of PT Móveis, SGPS, S.A. and TMN - Telecomunicações Móveis Nacionais, S.A. since June 2002; Chairman of the Board of Directors of PT Comunicações, S.A. since May 2002; Vice-Chairman of the Executive Committee of Portugal Telecom, SGPS, S.A. from April 2000 to May 2002; Vice-Chairman of the Board of Directors of PT Investimentos, SGPS, S.A. from 1999 to 22 June 2001; Vice-Chairman of the Board of Directors of Telesp Celular Participações S.A. from 1998 to November 2000; Vice-Chairman of the Board of Directors of Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. from 2000 to 2002; Member of the Board of Directors of Telesp Participações S.A. from 1998 to November de 2000; Member of the Board of Directors of Telesp, S.A. from 1998 to November de 2000; Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 to 2002; Chairman of the Executive Committee of Portugal Telecom Internacional, SGPS, S.A. from 1998 to 2000; Member of the Board of Directors of Telefónica, S.A. since 1998; Member of the Board of Directors of SIC, S.A. from 1998 to 2000; Member of the Board of Directors of Aliança Atlântica Holdings since 1997; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 1996 to 1997; Vice-Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1994 to 1995; Non-executive member of the Board of Directors of Portugália - Companhia de Transportes Aéreos, S.A. since 1993; Vice-Chairman of the Board of Directors of Banco ESSI, S.A. from 1992 to 1994; Non-executive member of the Board of Directors of BES Investimento, S.A. since 1999; Chairman of the Board of Directors and member of the Board of Directors of SIBS - Sociedade Interbancária de Serviços, S.A. from 1991 to 1995; Chairman of the Board of Directors of Euroges - Aquisição de Créditos a Curto Prazo, S.A. since 1991; Member of the Board of Directors of Banco Espírito Santo e Comercial de Lisboa

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from 1990 to 1992; Vice-President of Associação Industrial Portuguesa from 1990 to 1994; Secretary-of-State of External Commerce from 1987 to 1990; Vice-Chairman of the Board of Directors of CTT and TLP from 1984 to 1987; Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1982 to 1984; Director - General of CTT from 1981 to 1982.

Zeinal Bava. 39 years old. Elected for the first time in 2000. His mandate ends on 31 December 2005. Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Chairman of the Executive Committee of PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. since May 2003; Chairman of the Board of Directors of TV Cabo Portugal, S.A. since March 2004; Chairman of the Board of Directors of PT Serviços de Gestão, S.A. (PT PRO) since February 2003; Member of the Board of Directors of PT Sistemas de Informação, S.A. since May 2003; Chairman of the Board of Directors of Previsão - Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, S.A. since April 2004; Member of the Board of Directors of PT Compras - Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Member of the Board of Directors of Páginas Amarelas, S.A. since January 2004; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Telesp Celular Participações S.A. since 10 April 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of BEST - Banco Electrónico de Serviço Total, S.A. since May 2001; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (former Portugal Telecom Internacional, SGPS, S.A.) from 2000 to 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 to 1999; Executive Director of Deutsche Morgan Grenfell from 1996 to 1998; Executive Director Warburg Dillon Read from 1989 to 1996.

Carlos Manuel de Lucena e Vasconcellos Cruz. Portuguese, 47 years old. Elected for the first time in 2002. His mandate ends on 31 December 2005. Chairman of the Executive Committee of Portugal Telecom Investimentos Internacionais - Consultoria Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004; Member of the Board of Directors of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chairman of the Executive Committee of PT Comunicações, S.A. from May 2002 to January 2004; Chairman of the Executive Committee of PT Prime, SGPS, S.A. from 2002 to January 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 to January 2004; Chairman of the Board of Directors of PT Contact - Telemarketing e Serviços de Informação, S.A. from 2002 to January 2004; Chairman of the Executive Committee of PT.com, SGPS, S.A. from May 2003 to January 2004; Member of the Board of Directors of PT Compras - Serviços de Consultoria e Negociação, S.A. from May 2003; Member of the Board of

Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of TMN - Telecomunicações Móveis Nacionais, S.A. from June 2002 to May 2003; Member of the Board of Directors of Telesp Celular Participações S.A. since April 2001; Vice-President of Telesp Celular Participações S.A. since 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since 2003; Chairman of the Board of Directors and Chairman of the Executive Committee of Telesp Celular S.A. from May 2001 to May 2002; Chairman of the Board of Directors and Chairman of the Executive Committee of Tradecom, SGPS, S.A. from 2000 to 2001; Executive Member of the Board of Directors of PT Prime, SGPS, S.A. from 2000 to 2001; Guest Teacher of the Portuguese Catholic University (Universidade Católica Portuguesa) and ISCTE for Post-graduate courses and MBA Programmes from 2000 to 2001; Member of the World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chairman of the Executive Committee of D&B GMC, Executive Vice-President of D&B Europe, President and Chairman of the Executive Committee of D&B Ibéria, Vice-President of Trans Union España Credit Burear S/A from 1997 to 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chairman of the Executive Committee of D&B Iberia & Middle West, Vice-President of the Portuguese Companies Association of Business Information (A.P.E.I.N. - Associação Portuguesa de Empresas de Informação de Negócio) in 1996; President and Chairman of the Executive Committee of Dun & Bradstreet Ibéria in 1995; President and Chairman of the Executive Committee of Dun & Bradstreet Portugal, Vice-President of the Portuguese Association for Quality (Associação Portuguesa para a Qualidade) from 1990 to 1993; President of the "European Customer Service group" of Dun & Bradstreet in 1992; Director-General of Dun & Bradstreet France in 1989; Director-General of Sales of Dun & Bradstreet France in 1988; Business Manager of Dun & Bradstreet Portugal in 1987; National Sales Director of Dun & Bradstreet Portugal in 1986; Director of the Sales Department Dun & Bradstreet Portugal in 1985; Senior Economist of LEASEINVEST from 1983 to 1985; Economist of the Ministry das Finance of Portugal from 1978 to 1983.

Iriarte José Araújo Esteves. Portuguese, 55 years old. Elected for the first time in 2000. His mandate ends on 31 December 2005. Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Chairman of the Executive Committee of TMN - Telecomunicações Móveis Nacionais, S.A. since 1998; Chairman of the Executive Committee of PT Móveis, SGPS, S.A. since 2000; Chairman of the Board of Directors of PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A. since February 2004; Chairman of the Board of Directors of PT Acessos de Internet WiFi, S.A. since January 2004; Member of the Board of Directors of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Member of the Board of Directors of PT Compras - Serviços de Consultoria e

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Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of PT Prime, SGPS, S.A. since 2002; Member of the Board of Directors of Telesp Celular Participações, S.A. since 10 April 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 to 2002; Chairman of the Board of Directors of Telepac from 1991 to 1997; Vice-Chairman of the Board of Directors of TMN -Telecomunicações Móveis Nacionais, S.A. from 1991 to 1992; Member of the Board of Directors of CTT from 1989 to 1992; Director - General of Telecommunications of CTT since 1986 to 1989; Director-General of Telecommunications of CTT from 1983 to 1986; Director of the Telecommunications Business Planning Department of CTT from 1982 to 1983; Director-General Regional de Telecommunications of CTT from 1981 to 1982.

Paulo Jorge da Costa Gonçalves Fernandes. Portuguese, 39 years old. Elected for the first time in 2000. His mandate ends on 31 December 2005. Member of the Board of Directors of PT Corporate -Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chairman of the Executive Committee of PT Sistemas de Informação, S.A. since May 2003; Chairman of the Executive Committee of PT Compras - Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. from December 2002 to July 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (former Portugal Telecom Internacional, SGPS, S.A.) from December 2002 to 2003; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Chairman of the Board of Directors of SIMARC, since March 2004; Member of the Board of Directors of Telesp Celular Participações, S.A. since 10 April 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. from January 2003 to July 2003; Member of the Board of Directors of CRT Celular Participações, S.A. from January 2003 to July 2003; Member of the Board of Directors of Tele Leste Participações, S.A. from January 2003 to July 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from January 2003 to July 2003; Chairman of the Board of Directors of PT - Sistemas de Informação, S.A. since 2000; Partner of McKinsey & Company from 1997 to 2000; Member of the ‘‘McKinsey & Company's Leadership World Groups’’ for the telecommunications and transportation areas from 1997 to 2000; International Consultant of the McKinsey & Company from 1991 to 1997; Partner and Manager of Spades - Sociedade de Apoio ao Desenvolvimento - from 1990 to 1991; Computer network research analyst at INESC from 1988 to 1990.

Non-executive directors:

Ernâni Rodrigues Lopes. Portuguese, 63 years old. Elected for the first time in 2003 as Chairman of the Board of Directors. O mandate ends on 31 December 2005. Chairman of the Board of Directors of SESC - Sociedade de Estudos Superiores de Contabilidade, S.A. since 2003; Ambassador of Portugal in Bonn from 1975 to 1979; Ambassador of Portugal with the EEC in Brussels from 1979 to 1983; Ministry of Finance from 1983 to 1985; Managing Partner of SaeR - Sociedade de Avaliação de Empresas e Risco, Lda. since 1998; Managing partner of Ernâni R. Lopes & Associados, Lda. since 1997; Member of the Advisory Board of Banco de Portugal from 1997 to 2003; Member of the Advisory Board of Instituto de Crédito Público from 1997 to 2003; Member of the European Convention representing the Portuguese Government from 2002 to 2003; Chairman of the Board of Directors of Bio 21, from 1995 to 2001; Chairman of the General Meeting of Gestifer, SGPS, S.A from 1997 to 2003; Chairman of the General Meeting of Morate - Sociedade de Investimentos Imobiliários, S.A from 1989 to 2003; President of the General Meeting of Lusotur Sociedade Financeira de Turismo, S.A from 1991 to 1998; Chairman of the General Meeting of Inogi - Inovação Imobiliária, Gestão e Investimento, S.A from 1989 to 2003; Chairman of the General Meeting of Socifa - Sociedade de Prestação de Serviços Financeiros e de Administração e Gestão, S.A from 1988 to 1991; Member of the General Board of Telecel from 1991 to 1994; Member of the General Board of Grupo Espírito Santo from 1996 to 2003; Member of the Board of Directors of Espírito Santo Resources Ltd from 1990 to 2003; Vice-Chairman of the Board of Directors of ESPART - Participações Financeiras, SGPS, S.A. from 1990 to 1992; Chairman of the Board of Directors of Escopar - Sociedade Gestora de Participações Sociais, S.A. from 1995 to 2003; Chairman of the Board of Directors of Espírito Santo Irmãos - Sociedade Gestora de Participações Sociais, S.A. from 1994 to 2003; Chairman of the Board of Directors of Espírito Santo Property Holding (Portugal) from 1994 to 2003; Chairman of the Board of Directors of GESTRES - Gestão Estratégica Espírito Santo, S.A. from 1990 to 2003; Chairman of the Board of Directors of SFIR - Sociedade de Financiamento e Investimento de Risco, S.A. from 1988 to 1995; Chairman of the Board of Directors of Alcatel - Portugal, Sistemas de Comunicação, S.A. from 1988 to 1995; Chairman of the Board of Directors of CPR - Companhia Portuguesa de Rating, S.A. from 1969 to 2003.

Joaquim Aníbal Freixial de Goes. Portuguese, 38 years old. Elected for the first time in 2000. His mandate ends on 31 December 2005. Member of the Board of Directors of PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Member of the Board of Directors of Companhia de Seguros Tranquilidade - Vida, S.A. since 2002; Member of the Board of Directors of BEST - Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Banco Espírito Santo, S.A. since 2000; Member of the Board of Directors of BES.COM, SGPS, S.A. since 2000; Chairman of the Board of Directors of E.S. INTERACTION, Sistemas de Informação Interactivos, S.A. since 2000; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS, S.A. since 1999; Member of the Board of Directors of CREDIFLASH, SA since 1999; Director of the Strategic Marketing Department of Banco Espírito Santo, S.A. from 1995 to 1999; Director

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of the Startegic Department of CIMPOR - Cimentos de Portugal, S.A. from 1994 to 1995; Senior Consultant of Roland Berger & Partner from 1992 to 1993; Consultant of Roland Berger & Partner from 1989 to 1992.

Henrique Manuel Fusco Granadeiro. Portuguese, 61 years old. Elected for the first time in 2003. His mandate ends on 31 December 2005. Chairman of the Executive Committee of Lusomundo Media, SGPS, S.A. since 2002; Chairman of the Executive Committee of Diário de Notícias since 2002; Chairman of the Executive Committee of Jornal de Notícias since 2002; Chairman of the Executive Committee of TSF since 2002; Chairman of the Executive Committee of Jornal do Fundão since 2002; Chairman of the Executive Committee of Açoreana Ocidental since 2002; Chairman of the Executive Committee of DN of Madeira since 2002; Chairman of the Board of Directors of Aleluia -Cerâmica Comercio e Indústria S.A since 2001; Member of the Board of Directors of Parfil SGPS S.A. since 2001; Member of the Startegic Board of Banco Finantia since 2001; Member of the Board of Directors of PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. since 2001; Chairman of the Board of Directors of Margrimar -Mármores e Granitos S.A since 1999; President of Marmetal - Mármores e Materiais de Construção S.A. since 1999; Member of the Board of Directors of Fundação Eugénio de Almeida during 1992; Member of the Board of Directors of Controljornal SGPS S.A. from 1990 to 2001; Member of the Board of Directors of Sojornal - Sociedade Jornalistica e Editorial S.A from 1990 to 2001; Member of the Board of Directors of Marcepor - Mármores e Cerâmicas de Portugal S.A during 1990; President of the Fundação Eugénio de Almeida from 1989 to 1992; President of IFADAP - Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 to 1990; President Delegate of Fundação Eugénio de Almeida from 1981 to 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of Directors of Standart Eléctrica during 1981; Ambassador of Portugal in the OECD and Head of the Civil House of the President of Portugal from 1976 to 1979.

Carlos Alberto de Oliveira Cruz. Portuguese, 64 years old. Elected for the first time in 2002. His mandate ends on 31 December 2005. Member of the Board of Directors of Gerbanca, SGPS, S.A. since March 2003; Chairman of the Board of Directors of Caixa Brasil, SGPS, S.A. since 2001; Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A. from 2000 to April 2004; Vice-Chairman of the Board of Directors of Caixa - Banco de Investimento, S.A. from 2000 to April 2004; Member of the Board of Directors of Unibanco Holdings, S.A. since 2000; Member of the Board of Directors of Banco de Portugal from 1996 to 2000; Representative of the Bank of Portugal in the Economic Policy Committee from 1996 to 1998; Member of the Board of Directors of Imoleasing from 1989 to 1996; Member of the Board of Directors of Caixa Geral de Depósitos, S.A. from 1984 to 1989; Director of the International Relations Department of Banco Pinto & Sotto Mayor, S.A. from 1982 to 1983; Member of the Board of Directors of Companhia Portuguesa de Electricidade from 1977 to 1982; Secretary-of-State of Economical Coordination from 1976 to 1977; Delete of the OECD in the Economic Policy Committee from 1973 to 1975.

Jorge Humberto Correia Tomé. Portuguese, 50 years old. Elected for the first time in 2002. His mandate ends on 31 December 2005.

Chairman of the Executive Committee of Caixa - Banco de Investimentos, S.A. since 2002; Chairman of the Board of Directors of TREM II - Aluguer de Material Circulante, ACE since 2002; Member of the Board of Directors of Caixa - Banco de Investimentos, S.A. since 2001; Member of the Board of Directors of Caixa Gestão de Patrimónios since 2001; Member of the Board of Directors of the Insurance Companies of the BANIF group: Açoreana, O Trabalho, O Trabalho Vida e Fundos de Pensões from 1996 to 2001; Partner of Coopers & Lybrand from 1995 to 1996; Manager of the International Division of Banco Pinto & Sotto Mayor, S.A. in 1995; Member of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from 1994 to 1995; Member of the Administration of SULPEDIP/ PME Investimentos from 1989 to 1994; Junior Manager and Principal Manager of the Capital Market Divisionof Banco Pinto & Sotto Mayor, S.A from 1985 to 1989; Senior Auditor at Coopers & Lybrand from 1980 to 1983; Junior Economist of IAPMEI (Instituto de Apoio às Pequenas e Médias Empresas) from 1979 to 1980.

Fernando Maria Costa Duarte Ulrich. Portuguese, 52 years old. Elected for the first time in 1998. His mandate ends on 31 December 2005. Member of the Board of Directorsof PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Member of the Board of Directors of SIC from 2000 to 2003; Member of the Board of Directors of Impresa from 2000 to 2003; Member of the Board of Directors of Allianz Portugal from 1999 to 2004; Vice-Chairman of the Board of Directors of BPI - SGPS from 1999 to 2002; Vice-Chairman of the Board of Directors of Banco BPI, S.A. since 1998; Chairman of the Executive Committee of BPI Pensões, S.A. from 1995 to 1996; Chairman of the Executive Committee of BPI Vida, S.A. since 1991; Chairman of the Executive Committee of BPI Fundos, S.A. since 1990; Vice-Chairman of the Board of Directors of Banco Português de Investimento, S.A. since 1989; Vice-Chairman of the Board of Directors of Banco de Fomento & Exterior, SA from 1996 to1998; Vice-Chairman of the Board of Directors of Banco Borges & Irmão, SA from 1996 to 1998; Executive Director of Banco Fonsecas & Burnay from 1991 to 1996; Vice-Chairman of the Board of Directors of Banco Fonsecas & Burnay, SA from 1988 to 1996; Executive Director of BPI -Banco Português de Investimento, SA from 1985 to 1989; Director Delegate of SPI - Sociedade Portuguesa de Investimentos from 1983 to 1985; Head of Office of the Minister of Finance from 1981 to 1983; Member of the Secretariat for the External Economical Cooperation of the Ministry of Foreign Affairs from 1979 to 1980; Portuguese Delegation to the OECD, from1975 to 1979; Director of the Financial Markets Unit of the weekly newspaper "Expresso" from 1973 to 1974.

Fernando Abril-Martorell. Spanish, 42 years old. Elected for the first time in 2001. His mandate ends on 31 December 2005. Member of the Board of Directors of Telecomunicações de São Paulo - Telesp from 2001; Chief Operating Officer of Telefónica S.A. from 2000 to 2003; Chairman of the Executive Committee of Telefónica Publicidad e Información from 1999 to 2000; Chief Financial Officer of Telefónica, S.A. from 1997 to 1999; Director-General of Corporate Finance of Telefónica Publicidad e Información from 1997 to 1999; Director of the Treasury Department of JP Morgan from 1987 to 1997.

António Pedro de Carvalho Viana Baptista. Portuguese, 47 years old. Elected for the first time in 2000. His mandate ends on 31

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December 2005. Member of the Board of Directors of Telesp Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Centro Oeste Participações, S.A. and Celular CRT Participações, S.A. since 2003; Member of the Board of Directors of Telefónica de Argentina, S.A. since 2003, Chairman of the Board of Directors of Telefónica Móviles España, S.A. since 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Chairman of the Executive Committee of Telefónica Móviles, S.A. since 2002; Member of the Board of Directors of Telesp, S.A. since 2001; Director of Emergia Holding N.V. since 2000; Member of the Board of Directors of Telefónica de España, S.A. since Dcember 2000; Member of the Board of Directors of Telefónica, S.A. since 2000; Member of the Patronage of Fundación Telefónica since 1999; Member of the Board of Directors of Telefónica Datacorp, S.A.U. since 1998; Member of the Board of Directors of Telefónica Perú Holding since 1998; Member of the Board of Directors of CTC Chile since 1998; Member of the Board of Directors of Telefónica Internacional, S.A. since 1998; Member of the Board of Directors of BPI from 1991 to 1996; Principal Partner of McKinsey & Company from 1985 to 1991 (Madrid/Lisbon Offices).

Luís de Mello Champalimaud. Portuguese, 53 years old. Elected for the first time in 2004. His mandate ends on 31 December 2005. Chairman of the Board of Directors of Banco Totta & Açores, S.A. and Crédito Predial Português, S.A. from January 1997 to January 2000; Chairman of the Board of Directors of Banco Totta and Sotto Mayor de Investimentos, S.A., from March 1996 to January 2000; Chairman of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from January 1995 to January 2000; Chairman of the Board of Directors of Companhia de Seguros Mundial - Confiança, S.A. from March 1993 to March 1995; Member of the Board of Directors of Companhia de Seguros Mundial - Confiança, S.A. from June 1992 to March1993; Chairman of the Executive Committee of Soeicom, S.A. from September 1982 to April 1992; Sales Director of Soiecom, S.A. from June 1975 to September 1982.

Patrick Monteiro de Barros. Portuguese, 60 years old. Elected for the first time in 2002. His mandate ends on 31 December 2005. Chairman of the Board of Directors of Telexpress Investments Limited since 2002; Member of the Board of Directors of Tosco Corporation from 1995 to 2001; Member of the Board of Directors of Petrogal, Petróleos de Portugal from 1995 to 2000; Member of the Board of Directors of Grupo Financeiro Espírito Santo since 1992; Member of the Board of Directors of Vodafone Portugal from 1992 to 1998; Member of the Board of Directors of Petrocontrol from 1991 to 2000; Chairman of the Board of Directors and Chairman of the Executive Committee of Argus Resources Ltd. since 1988; Chairman of the Board of Directors and Chairman of the Executive Committee of Sigmoil Resources from 1985 to 1988; Senior Vice-President of Philipp Brothers from 1985 to 1988; Chairman of the Board of Directors of Protea Holdings Inc. since 1981; Member of the Board of Directors of Sociedade Nacional de Petróleos (SONAP) from 1971 to 1975; Director of Sociedade Nacional de Petróleos (SONAP) from 1967 to 1971; President of Fundação Monteiro de Barros since 1966.

Jorge Maria Bleck. Portuguese, 50 years old. Elected for the first time in 2002. His mandate ends on 31 December 2005. Chairman of the General Meeting of Crédito Predial Português since 2000;

Vice-Chairman of the General Meeting of Banco Santander de Negócios Portugal, S.A since 2000; Vice-chairman of the General Meeting of Banco Santander, S.A since 1999; Member of the Board of Directors of Foggia SGPS, S.A. since 2000.

Carlos Manuel de Almeida Blanco de Morais. Portuguese, 47 years old. Elected for the first time in 2003. His mandate ends on 31 December 2005. Professor at the Law School of the University of Lisbon since 1997; Member of the Board of Directors of Fundação D. Pedro IV since 1995; Legal Advisor of the Legal Center of the Portuguese Government since 1993.

João Manuel de Mello Franco. Portuguese, 58 years old. Elected for the first time in 1998. His mandate ends on 31 December 2005. Member of the Board of Directors of José de Mello Participações, SGPS, S.A. since 2002; Vice-Chairman of the Board of Directors of José de Mello Imobiliária since 2002; Chairman of the Board of Directors of José de Mello Residências e Serviços since 2001; Chairman of the Board of Directors of Imopólis (SGFII) since 2001; Chairman of the Board of Directors of Engimais since 2001; Member of the Board of Directors of International Shipowners Reinsurance Co since 1998; Member of our Higher Board from 1996 to 1997; Chairman of the Board of Directors of Soponata - Sociedade Portuguesa de Navios Tanques, S.A. from 1997 to 2001; Chairman of the Executive Committee and Vice-Chairman of the Board of Directors of LISNAVE from 1995 to 1997; Chairman of the Board of Directors of Marconi from 1994 to 1995; Chairman of the Board of Directors of Guiné Telecom from 1994 to 1995; Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 to 1995; Member of the Board of Directors of CN -Comunicações Nacionais S.A. from 1993 to 1995; Chairman of the Board of Directors of Associação Portuguesa para o Desenvolvimento das Comunicações from 1993 to 1995; Chairman of the Board of Directors of TMN - Telecomunicações Móveis Nacionais, S.A. from 1991 to 1994; Chairman of the Board of Directors of TLP - Telefones de Lisboa e Porto S.A. from 1989 to 1994; Director of TDC - Tecnologia of Comunicações, Lda. from 1986 to 1989.

Gerald S. McGowan. American, 58 years old. Elected for the first time in 2003. His mandate ends on 31 December 2005. Ambassador of the United States in Portugal from 1997 to 2001; Member of the Board of Directors of the ‘‘Overseas Private Investment Corporation’’ (OPIC) in 1996; Member of the Board of Directors of the Virginia Port Authority in 2002; Member of the Board of Directors of the Cellular Telecomunications Industry Association from 1990 to 1998.

Peter Eugene Golob. American, 47 years old. Elected for the first time in 2003. His mandate ends on 31 December 2005. Director of Merrill Lynch Global Communications Group for Europe from 1998 to 2001; Director of Telecoms Media Technology Team e Investment Banking Operating Committee of Deutsche Morgan Grenfell from 1995 to 1998; Director of Telecoms Industry Investment Banking of S.G.Warburg from 1992 to 1995.

Nuno João Francisco Soares de Oliveira Silvério Marques. Portuguese, 48 years old. Elected for the first time in 2003. His mandate ends on 31 December 2005. Partner of CIDOT, Comunicação e Imagem, Lda. since 2002; Partner of Fundaments from 2000 to 2002;

2004 ANNUAL REPORT

Member of the Board of Directors of Telecel, Comunicações Pessoais, S.A from 1992 to 2000; Member of the Board of Directors of Telechamada S.A from 1994 to 1995; Member of the Board of Directors of Quimigal from 1988 to 1991; Manager of Quimibro, Comércio Internacional de Metais e Mercadorias Lda. from 1980 to 1988.

Thomaz de Mello Paes de Vasconcellos. Portuguese, 47 years old. Elected for the first time in 2003. His mandate ends on 31 December 2005. Managing Partner of TPV, Lda. since 1998; Member of the Board of Directors of Grupo Santogal from 1989 to 1998; Controller of Hubbard Group from 1988 to 1989.

The functions performed in other companies by each of the directors are the following:

Ernâni Rodrigues Lopes

Managing partner of SaeR - Sociedade de Avaliação de Empresas e Risco;
Managing partner of Ernâni R. Lopes & Associados;
Chairman of the Board of Directors of SESC - Sociedade de Estudos Superiores de Contabilidade.

Miguel Horta e Costa

Chairman of the Board of Directors and of the Executive Committee of PT Comunicações;
Chairman of the Board of Directors of PT Multimedia;
Chairman of the Board of Directors of PT Móveis;
Chairman of the Board of Directors of TMN;
Chairman of the Board of Directors of PT Ventures;
Chairman of the Board of Directors of PT Investimentos Internacionais;
Chairman of the Board of Directors of PT Sistemas de Informação;
Chairman of the Board of Directors of PT Compras;
Chairman of the Board of Directors of PT Corporate;
Chairman of the Board of Directors of PT Prime SGPS;
Chairman of the Board of Directors of PT Brasil;
Chairman of the Management Board of PT Ásia;
Director of Telefónica, S.A.
Director of Portugália.

Zeinal Bava

Vice-Chairman of the Board of Directors of PT Comunicações;
Vice-Chairman of the Board of Directors and CEO of PT Multimedia;
Chairman of the Board of Directors of TV Cabo;
Director of PT Sistemas de Informação;
Chairman of the Board of Directors of PT PRO;
Director of Portugal Telecom Investimentos Internacionais;
Director of PT Compras; Director of PT Corporate;
Chairman of the Board of Directors and of the Executive Committee of Previsão;
CEO of TV Cabo;
Director of Páginas Amarelas;
Member of the Board of Directors of Brasilcel;
Member of the Board of Directors of Telesp Celular;
Member of the Board of Directors of Tele Sudeste Celular;
Member of the Board of Directors of Tele Leste Celular;
Member of the Board of Directors of Celular CRT;
Member of the Board of Directors of Tele Centro Oeste;

Carlos Vasconcellos Cruz

Vice-Chairman of the Board of Directors and CEO of Portugal Telecom Investimentos Internacionais;
Vice-Chairman of the Board of Directors of PT Ventures;
Director of PT Móveis;
Director of PT SI;
Director of PT Compras;
Director of PT Corporate;
Chairman of the management Board of Directel;
Chairman of the Board of Directors of PT Prime Tradecom;
Director of Páginas Amarelas, S.A.;
Director of Banco Best;
Member of the Board of Directors of PT Brasil;
Vice-Chairman of the Board of Directors of Brasilcel;
Vice-Chairman of the Board of Directors of Telesp Celular;
Vice-Chairman of the Board of Directors of Tele Sudeste Celular;
Vice-Chairman of the Board of Directors of Tele Leste Celular;
Vice-Chairman of the Board of Directors of Celular CRT;
Vice-Chairman of the Board of Directors of Tele Centro Oeste Celular;
Member of the management Board of PT Ásia;
Chairman of the Management Board of Directimedia Ásia;

2004 ANNUAL REPORT

Vice-Chairman of CTM

Iriarte Esteves

Vice-CEO of PT Comunicações;
CEO of TMN;
Director of PT SI;
Director of PT Corporate;
Director of PT Prime, SGPS;
Chairman of the Board of Directors of PT Prime;
Chairman of the Board of Directors of PT Acessos de Internet WIFI;
Director of Banco Best;
Member of the Board of Directors of Brasilcel;
Member of the Board of Directors of Tele Leste Celular.

Paulo Fernandes

CEO of PT SI;
CEO of PT Compras;
Director of PT Corporate;
Chairman of the Board of Directors of Simarc.

Joaquim Goes

Director of BEST;
Director of PT Multimedia;
Director of Banco Espirito Santo;
Director of ES Tech Ventures;
Director of ESDATA;
Chairman of the Board of Directors of E.S. Interaction;
Director of Companhia de Seguros Tranquilidade Vida, S.A.

Henrique Granadeiro

Executive Director of PT Multimedia;
Chairman of the Board of Directors of Fundação Portugal Telecom;
President of the Supervisory Board of Seguros e Pensões Gere, SGPS, S.A. (BCP Group) and in participated companies (Companhia Portuguesa de Seguros de Saúde, Luso Atlântico e Seguro Directo Gere) and Millennium Fortis Grupo Segurador;
Member of the Strategy Board of Banco Finantia;
Director of Fundação Eugénio de Almeida.

Carlos Oliveira Cruz

Does not perform other function in other Companies.

Jorge Tomé

Member of the Board of Directors of Caixa - Banco de Investimento;
Chairman of the Board of Directors of Trem II;
Member of the Board of Directors of Sociedade Gestora de Fundos de Investimento Mobiliários Caixagest.

Fernando Ulrich

CEO of Banco BPI;
Vice-Chairman of the Board of Directors of BPI;
Chairman of the Board of Directors of BPI Pensões;
Chairman of the Board of Directors of BPI Fundos;
Chairman of the Board of Directors of BPI Vida;
Member of the Board of Directors of Banco de Fomento (Angola);
Chairman of the Board of Directors of SOLO;
President of BPI Madeira;
President of BPI Global Investment Fund Management Company;
Member of the Board of Directors of BPI Capital Finance Limited -Cayman;
Member of the Board of Directors of Inter-Risco;
Director of Banco BPI Cayman Limited;
Manager of Petrocer.

Fernando Abril

Director of Telecomunicações de São Paulo;
Director of Cintra.

António Viana Baptista

Advisor of Brasilcel;
Chairman of the Board of Directors and CEO of Telefónica Móviles;
President of Telefónica Móviles España;
Advisor of Telefónica;
Administration Advisor of Telefónica de España;
Advisor of Telefónica Datacorp; Advisor of Telefónica Internacional;
Representative of Telefónica Data at the Board of Terra Networks;
Advisor of Telefónica Data Brasil Holding;
Member of the Board of Directors of Tele Leste Celular.

Luís de Mello Champalimaud

President of Sociedade Agrícola Belo de Mértola;
President of Confiança Participações, SGPS;
Director of Sociedade Agrícola Serra Branca;
Director of Sociedade Agrícola Namorados.

Patrick Monteiro de Barros

Non-executive director of Espírito Santo Control Holding;
Non-executive director of Espírito Santo International Holding;
Non-executive director of Espírito Santo Finantial Group;
Non-executive director of Espírito Santo Resources;
Chairman of the Board of Directors of Argus Resources (UK);
Chairman of the Board of Directors of Telexpress Investments;
Director-Delegate of Fundação Monteiro de Barros.

Jorge Bleck

President of the Board of the General Meeting of BSN;
Member of the Board of Directors of Foggia;
Chairman of the Board of the General Meeting of Isbanp;
Chairman of the Board of the General Meeting of Santander Pensões;
Chairman of the Board of the General Meeting of Totta Seguros;
Chairman of the Board of the General Meeting of IMO-R;
Chairman of the Board of the General Meeting of Airholding, SGPS;
Chairman of the Board of the General Meeting of Bunge Ibérica Portugal.

2004 ANNUAL REPORT

Carlos Blanco de Morais

Director of Fundação D. Pedro IV.

João Mello Franco

Director of José de Mello Participações;
Vice-Chairman of the Board of Directors of José de Mello Imobiliária;
Chairman of the Board of Directors de CTT-IMO.

Gerald McGowan

Director of Virginia Port Authority;
Director of Overseas Private Investment Corporation.

Peter Golob

Consultant in the telecommunications area.

Nuno Silvério Marques

Partner of CIDOT, Comunicação e Imagem
Director of CIDOT - Estúdio de Comunicação.

Thomaz Paes de Vasconcellos

Managing partner of TPV.

PT Management

Boards of Directors

Portugal Telecom

Chairman - Ernâni Rodrigues Lopes
Director - Miguel António Horta e Costa * (CEO)
Director - Zeinal Bava *
Director - Carlos Vasconcellos Cruz *
Director - Iriarte Esteves *
Director - Paulo Fernandes *
Director - Joaquim Goes
Director - Henrique Granadeiro
Director - Carlos Oliveira Cruz
Director - Jorge Tomé
Director - Fernando Ulrich
Director - Fernando Abril
Director - António Viana Baptista
Director - Luís de Mello Champalimaud
Director - Patrick Monteiro de Barros
Director - Jorge Bleck
Director - Carlos Blanco de Morais
Director - João Mello Franco
Director - Gerald McGowan
Director - Peter Golob
Director - Nuno Silvério Marques
Director - Thomaz Paes de Vasconcellos

PT Comunicações

Chairman - Miguel Horta e Costa * (CEO)
Director - Zeinal Bava * (VCEO)
Director - Iriarte Esteves * (VCEO)
Director - José Pedro Pereira da Costa*
Director - José Graça Bau *
Director - Alfredo Baptista *
Director - Manuel Rosa da Silva *
Director - Carlos Duarte *
Director - António Gomes de Azevedo *
Director - Álvaro dos Santos Amaro
Director - Rui Corte-Real de Albuquerque
Director - João da Fonseca Calixto
Director - Jaime Roque de Pinho D’Almeida

PT Prime

Chairman - Iriarte Esteves
Director - Carlos Duarte
Director - António Gomes de Azevedo

* Executive Committee (CE) Officers; CEO - Chief Executive Officer; VCEO - Vice- Chairman of Executive Committee.

PT.com

Chairman - Manuel Rosa da Silva
Director - José Pedro Pereira da Costa
Director - José Carlos Baldino

2004 ANNUAL REPORT

TMN

Chairman - Miguel Horta e Costa
Director - Iriarte Esteves * (CEO)
Director - António Soares *
Director - David Lopes *
Director - Maria da Graça Galvão *
Director - Pedro Brandão Rodrigues *
Director - Luís Ribeiro *
Director - Maria Etelvina dos Santos *
Director - João Goulart de Bettencourt
Director - Manuel Frexes
Director - Vitor Pereira Dias

PT Investimentos Internacionais

Chairman - Miguel Horta e Costa
Vice-Chairman - Carlos Vasconcellos Cruz * (CEO)
Director - Zeinal Bava
Director - Diogo Horta e Costa *
Director - Álvaro Roquette *
Director - Luís Sousa de Macedo
Director - Jaime Matos da Gama
Director - Rui Machete
Director - Luís Todo Bom
Director - Manuel Pinto Barbosa

Brasilcel (Vivo) **

Chairman - Félix Pablo Ivorra Cano
Director - Zeinal Bava
Director - Carlos Vasconcellos Cruz
Director - Álvaro Roquette
Director - António Viana Baptista
Director - Ignacio Aller Mallo
Director - Carlos David Maroto Sobrado
Director - Harry Dirk Hilbert Moraal
Director - Hendrik Justus Wirix
Director - Ernesto Lopez Mozo
Director - Robertus Hendrikus Lukas de Groot
Director - Alexander Daniel de Vreeze
Director - Fernando Xavier Ferreira
Director - Eduardo Correia de Matos
Director - Pedro Brandão Rodrigues
Director - Paul Josef Schmitz
Director - Benjamin de Koe
Director - Lara Ieka Runne
Director - Marcus Antonius Joseph Pessel
Director - Paul Johannes Antonius Wilbrink

*	Executive Committee (CE) Officers; CEO - Chief Executive Officer.
**	Vivo Management: CEO - Francisco Padinha, Directors: Arcadio Martinez, Luís Avelar, Guilherme Portela Santos, Paulo César Teixeira, Carlos de La Rosa, Javier Rodrigues.

PT Multimedia

Chairman - Miguel Horta e Costa
Vice-Chairman - Zeinal Bava* (CEO)
Director - Luís Pacheco de Melo *
Director - Duarte Calheiros *
Director - José Briosa e Gala *
Director - Henrique Granadeiro *
Director - Pedro Leitão
Director - José Egreja

Director - Manuel Espírito Santo Silva
Director - António Domingues
Director - José Pedro Alenquer
Director - Joaquim Goes
Director - Joaquim Ferreira de Oliveira
Director - Luís Bordallo da Silva
Director - Carlos Barbosa

TV Cabo Portugal

Chairman - Zeinal Bava
Director - Luís Pacheco de Melo
Director - Duarte Calheiros
Director - José Pedro Salas Pires
Director - António Caria
Director - Pedro Leitão
Director - José Egreja

PT Sistemas de Informação

Chairman - Miguel Horta e Costa
Director - Paulo Fernandes * (CEO)
Director - Zeinal Bava
Director - Iriarte Esteves
Director - Carlos Vasconcellos Cruz
Director - Eduardo Branco *
Director - Nuno Pedro *
Director - Maria José Alves
Director - Sérgio Carvalho

PT Inovação

Chairman - Norberto Fernandes
Director - Paulo Nordeste * (CEO)
Director - José Nina de Andrade *
Director - Artur Campos Calado *
Director - Manuel Preto Garcia

* Executive Committee (CE) Officers; CEO - Chief Executive Officer.

2004 ANNUAL REPORT

PT PRO

Chairman - Zeinal Bava
Vice-Chairman - Miguel Moreira * (CEO)
Director - Nuno Cetra *
Director - Francisco Nunes *
Director - Gonçalo Pinto Coelho
Director - Eduardo Partidário
Director - José Pedro Pereira da Costa
Director - Maria da Graça Galvão
Director - Luís Pacheco de Melo
Director - Manuel Rosa da Silva
Director - José Egreja

PT Compras

Chairman - Miguel Horta e Costa
Director - Zeinal Bava
Director - Carlos Vasconcellos Cruz
Director - Paulo Fernandes * (CEO)
Director - Francisco Nunes
Director - João Norton dos Reis *
Director - Luís Ribeiro *
Director - Carlos Sousa *
Director - Francisco Horta Machado *

PT Contact

Chairman - José Graça Bau
Director - Armindo Ribeiro
Director - Victor Pereia Gonçalves
Director - José Pedro Pereira da Costa
Director - Manuel Rosa da Silva

Previsão

Chairman - Zeinal Bava
Director - Francisco Nunes
Director - José pereira da Costa
Director - Vitor Sequeira
Director - Margarida Sá Costa
Director - Conceição Leal

* Executive Committee (CE) Officers; CEO - Chief Executive Officer.

Information to Shareholders

Trading in Shares and ADRs
PT shares are listed on the Euronext Stock Exchange and the New York Stock Exchange, as ADR - American Depository Receipts. One ADR represents one ordinary share.

The company’s share capital, as at 31 December 2004, comprised 1,166,485,050 shares with a nominal value of Euro 1 each, with 1,166,484,550 shares listed on the Euronext and the New York Stock Exchange. There were 61,913,362 ADRs registered on the same date.

Stock Information

	2004	2003

As at December 31:
Share Capital (Euro)	1,166,485,050	1,254,285,000
Number of Shares	1,166,485,050	1,254,285,000
Price (Euro)	9.10	7.98
Market Capitalization (Euro million)	10,615	10,009

Gross Dividend per Share (Euro)	0.35	0.22
Dividend Yield	3.8%	2.8%
Net Income (Euro million)	500	235
Pay-out Ratio	81.6%	117.3%

Price / Transactions
High (Euro)	9.45	8.08
Low (Euro)	7.83	5.55
Volume (million)	1,173	1,245
Traded Value (Euro million)	10,491	8,171
% of Total Traded Volume (Euronext Lisbon)	38%	43%

Performance
Portugal Telecom	14.0%	21.8%
PSI 20	12.6%	15.8%
DJ Stoxx Telecom Europe	11.9%	18.9%

2004 ANNUAL REPORT

Information

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (Annual and Half Year Reports, Form 20F, Press Releases, etc) as follows:

Portugal Telecom
Nuno Prego, Investor Relations Director
Avenida Fontes Pereira de Melo, 40 - 8º
1069-300 Lisbon
Portugal Tel: + (351) 21 500 1701
Fax: + (351) 21 500 0800
E-mail: nuno.prego@telecom.pt

Holders of ADRs may also request additional information directly from PT’s depository bank for ADRs in New York.

The Bank of New York
ADR Division
101 Barclay Street, 22nd Floor
New York, NY 10286, USA
Tel: 1 212 815 4693
Fax: 1 212 815 3050

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered Office

Portugal Telecom, SGPS, S.A.
Avenida Fontes Pereira de Melo, 40
1069-300 Lisbon
Portugal
Tel: + (351) 21 500 2000

Financial Schedule - 2005

3 March Announcement of 2004 Year-End Results
1 April General Shareholders’ Meeting
3 May Announcement of 2005 First Quarter Results June Form 20F filed with SEC and NYSE
8 September Announcement of 2005 First Half Results
2 November Announcement of 2005 First Nine Months Results

PT Group Structure

Portugal Telecom
Wireline Business
PT Comunicações 100%
PT Corporate 100%
PT Prime 100%
PT.com 100%
Domestic Mobile Business
TMN 100%
PT Wi-Fi 100%
Multimedia Businesses
PT Multimedia 57.56%
TV Cabo 100%
Lusomundo Audiovisuais 100%
Lusomundo Cinemas 100%
Lusomundo Media 75%
International Businesses
Vivo 50%
Telesp Celular 65.12%
Global Telecom 65.12%
Tele Centro Oeste 51.42%
Celular CRT 68.33%
Tele Sudeste 90.89%
Tele Leste 50.58%
Médi Télécom 32.18%
Cabo Verde Telecom 40%
CST 51%
CTM 28%
PT Brasil 100%
PrimeSys 100%
Mobitel 56.96%
Instrumental Companies
PT Sistemas de Informação 100%
PT Inovação 100%
PT PRO 100%
PT Compras 100%
PT Contact 100%
Previsão 78.12%

2004 ANNUAL REPORT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.